Form 20-F
period 2002-12-31
AURIZON MINES LTD
filed 2003-05-20
CIK 913955

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 20-F

[  ]    REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

 or

[X]    ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

 FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2002

 or

[  ]    TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE OF 1934

Commission file number 0 -22672

AURIZON MINES LTD.

(Exact Name of the Registrant as Specified in its Charter)

 British Columbia, Canada

(Jurisdiction of Incorporation or Organization)

Suite 900, 510 Burrard Street, Vancouver, British Columbia V6C 3A8

(Address of Principal Executive Offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:	NONE

Securities registered or to be registered pursuant to Section 12(g) of the Act:	Common Stock, Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:	NONE

Indicate the number of outstanding shares of each of the issuer's classes of capital or Common Stock as of the close of the period covered by the annual report:

Common Stock, Without Par Value (Title of Class)	63,002,937 (Number of Outstanding Shares of Common Stock)

Indicate by check mark whether the Company: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Company was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes X     No___

Indicate by check mark which financial statement item the Company has elected to follow.

 Item 17 X     Item 18 ____

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

Not Applicable

TABLE OF CONTENTS

EXPLANATORY NOTES			1
STATEMENT REGARDING FORWARD LOOKING INFORMATION			1

PART I			1

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS		1

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE		1

ITEM 3:	KEY INFORMATION		2
	(A)	Selected Financial Data	2
		Exchange Rate Data	3
	(B)	Capitalization and Indebtedness	3
	(C)	Reasons for the Offer and Use of Proceeds	4
	(D)	Risk Factors	4
		Ability to Continue Operations	4
		Gold Price Volatility	4
		Mining Risks and Insurance	5
		Uncertainty of Mineral Reserves	5
		Replacement of Mineral Reserves	5
		Exploration Programs; Financing	6
		Government Permits	6
		Regulations and Mining Law	6
		Reclamation Obligations	6
		Title to Properties	7
		Market Risk	7
		Foreign Exchange and Currency Fluctuations	7
		Price Volatility	7
		Competition to Acquire Gold Mining Properties	7
		Conflicts of Interest	7
		Dependence on Key Personnel	8
		Enforceability of Certain Civil Liabilities	8

ITEM 4:	INFORMATION ON THE COMPANY		8
	(A)	History and Development of the Company	8
	(B)	Business Overview	9
	(C)	Organizational Structure	10
	(D)	Property, Plants and Equipment	11
		Sleeping Giant and Dormex Properties, Quebec	11
		Sleeping Giant Mine	11
		Location and Ownership	11
		History and Feasibility Study	11
		Geology	11
		Mining of the Deposit	12
		Mine Infrastructure	12
		Historical	13
		Mineral Reserves	13
		Exploration	14
		Outlook	15
		Dormex Project	15
		Beaufor Property, Quebec	15
		Location and Ownership	15
		Casa Berardi Property	16
		Location and Ownership	16
		History	16
		Exploration and Internal Feasibility Study	16
		Property, Plant and Equipment	18
		Douay and Douay West Properties, Quebec	18

- I -

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS		18
	(A)	Operating Results
		Year Ended December 31, 2002 Compared to December 31, 2001	18
		Revenue	19
		Expenses	19
		Year Ended December 31, 2001 Compared to December 31 ,2000	20
		Revenue	20
		Expenses	20
	(B)	Liquidity and Capital Resources
		Year Ended December 31, 2002 Compared to December 31, 2001	22
	(C)	Research and Development, Patents and Licenses, etc.	23
	(D)	Trend Information	23
ITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES		24
	(A)	Directors and Senior Management	24
	(B)	Compensation	27
		Compensation of Directors and Officers	27
		Plans	27
		Incentive Stock Options	29
		Other	30
		Indemnification Matters	30
	(C)	Board Practices	30
		Service Contracts	31
		Audit Committee	32
		Executive Compensation and Corporate Governance Committee	33
	(D)	Employees	33
	(E)	Share Ownership	34

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS		35
	(A)	Major Shareholders	35
	(B)	Related Party Transactions	36
		Indebtedness to Company of Directors and Officers	37
	(C)	Interests of Experts and Counsel	37

ITEM 8:	FINANCIAL INFORMATION		37
	(A)	Consolidated Statements and Other Financial Information	37
		Legal Proceedings	37
	(B)	Significant Changes	37
		Private Placement Financings	37

ITEM 9:	THE OFFER AND LISTING		38
	(A)	Offer and Listing Details	38
		Price Ranges and Volume of Shares of Common Stock	38
	(B)	Plan of Distribution	39
	(C)	Markets	39
	(D)	Selling Shareholders	39
	(E)	Dilution	40
	(F)	Expenses of the Issue	40

ITEM 10:	ADDITIONAL INFORMATION		40
	(A)	Share Capital	40
	(B)	Memorandum and Articles of Association	40
	(C)	Material Contracts	40
	(D)	Exchange Controls	40

- II -

	(E)	Taxation	41
		Certain Canadian Federal Income Tax Consequences	41
		Dividends on Shares of Common Stock	42
		Disposition of Shares of Common Stock	42
		Certain United States Federal Income Tax Considerations	43
		U.S. Holders	43
		Distributions on Shares of Common Stock	44
		Foreign Tax Credit	44
		Disposition of Shares of Common Stock	44
		Other Considerations	45
		Information Reporting and Backup Withholding	45
	(F)	Dividends and Paying Agents	46
	(G)	Statement by Experts	46
	(H)	Documents on Display	46
	(I)	Subsidiary Information	46

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK		46
	Commodity Price and Foreign Currency Exchange Rate Risk		46

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES		47

PART II			47

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES		47

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND
	USE OF PROCEEDS		47

ITEM 15:	CONTROLS AND PROCEDURES		47

PART III			48

ITEM 17:	FINANCIAL STATEMENTS		48

ITEM 18:	FINANCIAL STATEMENTS		48

ITEM 19:	EXHIBITS		48

GLOSSARY OF MINING TERMS AND DEFINITIONS			50

SIGNATURES			74

CERTIFICATIONS			75

EXHIBITS INDEX			77

- III -

EXPLANATORY NOTES

In this annual report, the terms “Company”, “us”, “we” and “Aurizon” mean Aurizon Mines Ltd., its predecessors and subsidiaries.

Certain terms used herein are defined in the Glossary of Mining Terms and Definitions found at page 50 of this annual report.

In this annual report, unless otherwise indicated or unless the context otherwise requires, all dollar amounts are expressed in Canadian dollars and all references to “US$” are to U.S. dollars.

STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this annual report on Form 20-F under the captions “Item 3: Risk Factors”, “Item 4: Information on the Company - Business Overview”, “Item 5: Operating and Financial Review and Prospects" and “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this annual report and the documents incorporated herein by reference constitute "forward-looking statements" within the meaning of the U.S. federal securities laws. Some forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends” or “expects”. These forward-looking statements are based on the Company’s current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors including the factors set forth in other filings with the Canadian securities commissions and the United States Securities and Exchange Commission (the “Commission”), which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for gold and other metals produced by the Company; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold; gold price volatility; increased competition; mining risks; exploration programs not being successful; inability to obtain financing; actual mineral reserves being lower than those estimated; inability to obtain or, cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; and foreign exchange and currency fluctuations. Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements. The Company disclaims any obligation to update or revise any written forward-looking statements whether as a result of new information, future events or otherwise.

PART I

ITEM 1:	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2:	OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:	KEY INFORMATION

A. Selected Financial Data

The following table sets forth selected consolidated financial information with respect to the Company for the periods indicated and is extracted from the more detailed consolidated financial statements included herein. The selected financial data set forth below for the five years ended December 31, 2002 are derived from audited financial statements, and are stated in Canadian dollars. (On December 31, 2002, the noon buying rate as quoted by the Federal Reserve Bank of New York was 0.666 Canadian dollars per one US$.) The selected financial data have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in many respects from generally accepted accounting principles in the United States (“U.S. GAAP”). A discussion of measurement differences between Canadian GAAP and U.S. GAAP is contained in Note15 to the consolidated financial statements. The following table should be read in conjunction with “Item 5: Operating and Financial Review and Prospects", and the consolidated financial statements and related notes included herein in Item 8.

Financial Information for the Last Eight Quarters Prepared in Accordance with Canadian GAAP

Quarter Ended

	Dec. 31	Sept. 30	June 30	March 31	Dec. 31	Sept. 30	June 30	March 31
	2002	2002	2002	2002	2001	2001	2001	2001
	$	$	$	$	$	$	$	$
			(in thousands, except per share amounts)

Revenues	4,317	4,029	4,243	4,440	4,228	3,554	3,363	3,428

Net Income
(Loss)	(796)	(627)	(1,058)	(288)	(3,245)	(163)	(1,390)	(1,273)

Net Income
(Loss) per share	(0.01)	(0.01)	(0.02)	(0.01)	(0.08)	0.00	(0.04)	(0.03)

	Financial Data Prepared in Accordance With Canadian GAAP
	Fiscal Years Ended December 31,

	2002	2001	2000	1999	1998
	$	$	$	$	$
		(in thousands, except per share amounts)

Revenue	16,373	13,881	24,032	27,772	24,909
Interest and Other Income	656	692	377	108	331
Net Earnings (Loss) for the Year
Total	(2,769)	(6,072)	(8,377)	3,113	455
Per Common Share	(0.05)	(0.16)	(0.22)	0.08	0.01
Per Common Share Diluted	(0.05)	(0.16)	(0.22)	0.06	0.01
Total Assets	42,665	29,357	35,554	44,972	41,131
Long-Term Debt	-	4,204	-	3,552	3,304
Capital Stock	83,196	62,850	62,334	62,226	62,224
Convertible Debentures – Equity	6,518	6,518	6,518	6,518	6,518
Net Assets	36,136	18,659	24,115	32,384	29,269

During the past five years, the Company has neither paid nor declared dividends on its shares of Common Stock.

	Fiscal Years Ended December 31,
	Financial Data Prepared in Accordance With U.S. GAAP

	2002	2001	2000	1999	1998
	$	$	$	$	$
		(in thousands, except per share amounts)

Revenue	16,306	14,458	25,805	27,772	24,909
Interest and Other Income	656	692	377	108	331
Net Earnings (Loss) for the Year
Total	(2,990)	(4,130)	(5,450)	(4,095)	(2,742)
Per Common Share	(0.06)	(0.11)	(0.14)	(0.11)	(0.07)
Per Common Share Diluted	(0.06)	(0.11)	(0.14)	(0.11)	(0.07)
Total Assets	33,564	20,256	25,387	31,049	34,389
Long -Term Debt	6,962	11,108	6,847	10,341	10,035
Net Assets	17,577	321	3,836	9,178	13,270
Capital Stock	83,196	62,850	62,334	62,226	62,224

Exchange Rate Data

The following table sets out the high and low exchange rates for each month during the previous six months, expressed as one Canadian dollar per US$, in each case based on the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York. As of May 13, 2003, the inverse of the noon buying rate as quoted by the Federal Reserve Bank of New York was CDN$1.00 equals US$0.7195.

2002			2003

	November	December	January	February	March	April
High for Period	0.6439	0.6460	0.6570	0.6720	0.6821	0.6975
Low for Period	0.6288	0.6329	0.6349	0.6529	0.6754	0.6737

The following table sets forth the average rates of exchange in effect on the last day of the month in each of the last five years for the Canadian dollar, expressed as set forth above.

	For the Years Ended December 31,
	1998	1999	2000	2001	2002
Average	0.6714	0.6744	0.6725	0.6444	0.6368

B. Capitalization and Indebtedness

Not applicable.

C. Reasons For The Offer and Use of Proceeds

Not applicable.

D. Risk Factors

The following is a brief discussion of those distinctive or special characteristics of Aurizon’s operations and industry, which may have a material impact on, or constitute risk factors in respect of Aurizon’s financial performance.

Ability to Continue Operations

The Company relies on the Sleeping Giant Mine as its only current source of operating cash flow. Production based on current mineral reserves is expected to continue for approximately three years, although this is an estimated figure that may be subject to change. Additional production and, in turn, the results of the Company, will be dependent on the results of future exploration and development programs and its ability to discover new mineral reserves. On December 23, 2002, the Company completed an equity financing totaling $8 million that will be used to fund an underground exploration program at the Company’s Casa Berardi property and for working capital purposes. Management estimates that this financing, together with anticipated cash flow from the Sleeping Giant Mine, will provide sufficient working capital to meet its planned operating and capital expenditures for the 2003 fiscal year, but cannot provide any assurance that these sources will adequately fund its capital and operational requirements or that alternative financing will be available, if required. Please refer to “Item 11: Quantitative and Qualitative Disclosures about Market Risk”.

Gold Price Volatility

The Company's results are highly sensitive to changes in the price of gold. Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks. The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities. The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. The demand for gold consists of jewelry and investment demand.

The volatility of gold prices is illustrated by the following table of the high, average and low gold prices per ounce on the London Metals Exchange bullion market. (Source of Data - Gold Fields Mineral Services Ltd. and the London Bullion Market Association (LBMA))

Year	High	Average	Low
	U.S.$	U.S.$	U.S.$

1993	$408	$360	$326
1994	$396	$384	$370
1995	$396	$384	$372
1996	$415	$388	$367
1997	$362	$331	$283
1998	$313	$294	$273
1999	$325	$279	$253
2000	$313	$264	$279
2001	$293	$271	$256
2002	$349	$310	$278

On May 13, 2003, the afternoon fixing for gold on the London Metals Exchange was US$350 per ounce. Gold prices on the London Metals Exchange are regularly published in most major financial publications and many nationally recognized newspapers. There can be no assurance that the price of gold will be such that the Company’s properties can be mined at a profit.

Mining Risks and Insurance

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability. Any payments made with regards to such liabilities may have a material adverse effect on Aurizon’s financial position. The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances. In addition, the Company may become subject to liability for pollution, cave-ins, or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons or the Company may become subject to liabilities that exceed policy limits. In such cases, the Company may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

Uncertainty of Mineral Reserves

Although the Company has carefully prepared the mineral reserves figures included herein and believes that the method of estimating mineral reserves has been verified by mining experience and production history, such figures are estimates, and no assurance can be given that the indicated gold will be produced. In addition, mineral reserve grades, mill recoveries and tonnage actually realized by the Company may differ from estimates.

The Company’s mineral reserves consist of the estimated quantities of mineralized material which, on the basis of geological and engineering data, can be demonstrated with a reasonably high degree of certainty to be recoverable by established mining and treatment methods. Only that material estimated to contain mineral values in excess of cutoff grades required to cover the cost of estimated mining operations is included.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and deletions resulting from new geological information and interpretation, and from changes in operating costs and metal prices. Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Short-term factors relating to the mineral reserves, such as the need for orderly development of ore bodies or the processing of new or differing grades, may impair the profitability of a mine in any particular accounting period.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof. Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Exploration Programs; Financing

There are mineral reserves on Aurizon's Sleeping Giant and Casa Berardi properties, but Aurizon may carry out further exploration on these properties with the objective of establishing additional economic mineral reserves. Exploration for minerals is a speculative business necessarily involving a high degree of risk. It is not known if the expenditures to be made by Aurizon on its mineral properties will result in discoveries of commercial mineral reserves. If Aurizon's efforts are not successful at individual properties, the expenditures at those properties will be written off. If Aurizon's exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production. In addition, the exploration and development of Aurizon's properties may depend upon Aurizon's ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means. There is no assurance that Aurizon will be successful in obtaining the required financing on commercially reasonable terms, or at all. The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to explore and develop its properties.

Government Permits

In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time -consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on the part of the Company. The duration and success of permitting efforts are contingent upon many variables not within the Company’s control. Environmental protection permitting, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority. There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company. It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of a mine or mines.

Regulations and Mining Law

The Company’s mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing exploration, development, production, exports, taxes, labor standards, occupational health and safety, solid and hazardous waste handling and disposal, monitoring, protection and remediation of the environment, reclamation, mine safety, toxic substances, air and water quality and other matters. Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development or continue the operation of a mine or mines.

The Company has expended significant resources, both financial and managerial, to comply with environmental protection laws, regulations and permitting requirements and the Company anticipates that it will continue to do so in the future. The Company believes that it is currently in substantial compliance with environmental laws and regulations. There can be no assurance that additional significant costs and liabilities will not be incurred to comply with current and future requirements. Moreover, it is possible that future developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to natural resources, property and persons resulting from the Company’s operations, could require the Company to modify or curtail its operations or could result in substantial costs and liabilities.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.

All of the Company’s operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. A provision for mine closure and site restoration costs is charged to earnings (loss) over the lives of the mines on a unit-of-production basis and in the case where the Company has assumed an obligation, the liability is recorded at its estimated value. The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Title to Properties

While the Company has verified title to its properties according to usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title. Aurizon has not obtained title reports with respect to certain of its mineral properties and such properties may be subject to prior unregistered agreements or transfers or aboriginal land claims, and title may be affected by undetected defects.

Market Risk

Foreign Exchange and Currency Fluctuations

Currency fluctuations may affect the cash flow which the Company will realize from its operations since its products are sold in world markets in United States dollars and a significant portion of the Company's operating costs are incurred primarily in Canadian dollars. Although the Company has hedging programs in place to reduce certain risks associated with foreign exchange exposure, there can be no assurance that such hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations. Please refer to “Item 11: Quantitative and Qualitative Disclosures about Market Risk”.

Price Volatility

The Company regularly enters into commodity contracts to mitigate the risk associated with price volatility of the commodities. The Company enters into contracts to provide a minimum price for anticipated future gold production, primarily through the use of option and spot deferred contracts for gold.

Realization under the hedge contracts is dependent upon the ability of the counterparties to perform in accordance with the terms of the contracts; however, the Company’s credit risk is limited to unrealized gains existing at any time. The Company attempts to minimize its credit exposure by spreading its exposure among several counterparties.

Competition to Acquire Gold Mining Properties

Significant and increasing competition exists for the limited number of opportunities to acquire gold mining properties in Canada, the U.S. and elsewhere. As a result of this competition, some of which is with large established mining companies having substantial capabilities and greater financial and technical resources than the Company, the Company may be unable to acquire future potential gold mining properties on terms it considers acceptable.

Conflicts of Interest

Certain of the directors of Aurizon are also directors and officers of other companies engaged in mineral exploration and development and mineral property acquisitions. Accordingly, mineral exploration opportunities or prospects of which such persons become aware will not necessarily be made available to Aurizon. The directors and officers intend, however, to allocate these to such companies on the basis of prudent business judgment and the relative financial abilities and needs of the companies to participate. Although such persons have been advised of their fiduciary duties to Aurizon, there exist actual and potential conflicts of interest among these persons and situations could arise in which their obligations to or interests in other companies could detract from their efforts on behalf of Aurizon.

Dependence on Key Personnel

Aurizon’s President and Chief Executive Officer, David P. Hall, and its Executive Vice-President and Chief Financial Officer, Ian S. Walton, are instrumental in the management and day to day operations of the Company. David P. Hall is a Chartered Accountant who has been a Director and Officer of Aurizon since its incorporation in 1988. Ian S. Walton is also a Chartered Accountant who has been an Officer of Aurizon since its incorporation in 1988 and a Director since 1993. We depend on key personnel and cannot assure you that we will be able to retain such personnel. Our failure to retain such key personnel could have a material adverse effect on our business and financial condition.

Enforceability of Certain Civil Liabilities

Aurizon is incorporated under the British Columbia Company Act (the “BCCA”) and all of its assets are located outside the United States. All of Aurizon’s directors and officers reside outside the United States, and most of their assets are located outside the United States. Therefore, it may be difficult for U.S. investors to sue Aurizon or its directors, officers, controlling persons, accountants or attorneys. If a lawsuit is successful, it may be difficult to collect any money awarded.

ITEM 4:	INFORMATION ON THE COMPANY

A. History and Development of the Company

Aurizon was incorporated on April 8, 1988 under the name 343318 B.C. Ltd., by filing a memorandum and articles with the Registrar of Companies under the BCCA. On August 10, 1988, Aurizon's name was changed to "Aurizon Mines Ltd." in its English form and "Mines Aurizon Ltee." in its French form. Pursuant to a statutory arrangement (the "Arrangement") carried out under section 276 of the BCCA, Aurizon acquired all of the assets and assumed all of the liabilities of two predecessor companies, D'Or Val Mines Ltd. ("D'Or Val") and Perron Gold Mines Ltd. ("Perron"), effective as at August 24, 1988. Under the Arrangement, shareholders of D'Or Val received 0.4167 shares of Common Stock of Aurizon for each share of D'Or Val held, and shareholders of Perron received 0.5 shares of Common Stock of Aurizon for each share held. D'Or Val and Perron were both reporting companies under applicable Canadian securities laws at the time of the Arrangement. The shares of D'Or Val were listed for trading on the Toronto, Montreal and Vancouver Stock Exchanges, and the shares of Perron were listed for trading on the Montreal and Vancouver Stock Exchanges. Pursuant to the Arrangement, D'Or Val and Perron were amalgamated as "Amalgamated D'Or Val Perron Mines Ltd." immediately prior to the transfer of their assets to Aurizon, and the amalgamated company was then dissolved without winding up under the court order giving effect to the Arrangement.

Divestitures by Aurizon within the last three years include the sale in May, 2001, of its Beaufor Mine and Perron Property for proceeds of $1,660,000 and a gold-indexed royalty on future production. Aurizon also sold the Beacon Mill, an idle mill facility, in November, 2001 for $100,000 after recovering $620,000 worth of gold from the circuits.

During the past three years, the Company’s major capital and exploration spending programs have occurred at the Casa Berardi and Sleeping Giant mines. At Casa Berardi, the Company has invested $7.1 million during this period, while at the Sleeping Giant Mine, $6.6 million has been invested in exploration, development and capital expenditures. These programs were financed from 2000 opening cash balances, positive operating cash flow generated in 2000 and 2002, and from three equity financings completed in 2002 totaling $20 million.

The head office and principal office address of Aurizon is located at Suite 900 - 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada, telephone (604) 687-6600.

B. Business Overview

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the gold producing Abitibi region of north-western Québec. There is no seasonality to the Company’s gold mining business. Aurizon owns 50% of the Sleeping Giant Mine and owns 100% of the Casa Berardi Property, all of which are located in the Abitibi region. On May 1, 2001, Aurizon completed the sale of its 50% joint venture interest in the Beaufor Mine and Perron property to Richmont Mines Inc. for proceeds of $1,660,000 and a gold-indexed royalty on future production. See “Item 4: Information on the Company, D. Property, Plants and Equipment – Beaufor Mine”.

Aurizon's properties are at various stages of exploration and development. Mineral reserves have been estimated for the Sleeping Giant Mine, which is in production, and the Casa Berardi property, upon which an internal feasibility study has been completed. A detailed description of each of these properties is found under “Property, Plants and Equipment” in “Item 4, Information on the Company”.

All revenue during the past three years has been from operations at the Sleeping Giant and Beaufor mines, with the exception of gold recoveries from idle mill facilities.

Interests in properties other than those described in Item 4 below have, at various times, been acquired; however, projects where exploration programs did not produce encouraging results have been abandoned and the associated costs written off. A description of the Company’s properties and its operations at such properties is found under the heading “Property, Plants and Equipment” in Item 4 herein. Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time. Gold dore bars that may be produced by the Company's mining operations are being and will continue to be refined by commercial refineries and the gold and silver produced is subsequently sold by the Company on the basis of the quoted selling prices of gold and silver on the applicable metals exchange on the date of sale. The Company believes that because of the availability of refiners, each able to supply all services that would be required by the Company, no material adverse effect would result if the Company lost the services of its current refiners.

Because of the large number of available gold purchasers, the Company believes that it is not dependent upon the sale of gold to any one customer, the loss of which would have a material adverse effect on the business of the Company.

A statement regarding the Company’s competitive position is disclosed in “Item 3: Key Information”, under “Competition to Acquire Gold Mining Properties” of the section titled “Risk Factors”.

A description of the material effects of government regulations on the Company’s business is disclosed in “Item 3: Key Information”, under “Government Permits” and “Regulations and Mining Law” in the section titled “Risk Factors”.

Aurizon intends to continue to grow through the development of its current mineral properties. Aurizon has experienced technical personnel in Val d’Or, Québec. Exploration activities are conducted directly by Aurizon's staff or by persons specifically engaged for a particular activity. Subcontractors, under the supervision of Aurizon's geologists, are usually engaged to carry out the more involved stages of Aurizon's exploration programs on potential prospects, such as drilling.

C. Organizational Structure

The following chart sets out Aurizon’s corporate structure and the mineral properties owned.

Organizational Chart of Aurizon Mines Ltd.

Note 1: Net Profit Interest's (NPI) are payable to the following companies, however, no payments are expected in the foreseeable future due to the significant costs accumulated in both of the respective royalty accounts: Matagami Lake Exploration Ltd.: 15% NPI on the greater part of the Sleeping Giant Mine property.

Central Asia Goldfields Corporation: 2% royalty on Gross Operating Income

D. Property, Plants and Equipment

Sleeping Giant and Dormex Properties, Québec

Sleeping Giant Mine

The Sleeping Giant Mine recommenced commercial operations in July, 1993 and has produced 568,945 ounces of gold from July, 1993 to December 31, 2002.

Location and Ownership

The Sleeping Giant Mine is an underground mine which is located 80 kilometers north of the town of Amos in northwestern Quebec. Highway 109, which connects Amos and Mattagami, runs through the property. The property covers an area of 2,596 hectares comprising three mining leases and 63 mineral claims.

The Company owns a 50% interest (subject to certain royalty interests described below) in the Sleeping Giant Mine, related mill facilities and property pursuant to an agreement (the “Cambior Agreement”) with Cambior Inc. (“Cambior”), and Cambior owns the remaining 50% interest. Title to the Sleeping Giant Mine property is subject to a 2% royalty on gross operating earnings held by Central Asia Goldfields Corporation ("Central Asia") and a 15% net profit interest held by Mattagami Lake Exploration Ltd. (“Mattagami”) on the greater part of the Sleeping Giant Mine property. Royalty payments are not expected in the foreseeable future due to the significant costs accumulated in the royalty accounts.

During 1998, the Company issued convertible debentures secured by its 50% interest in the Sleeping Giant Mine.

Cambior is the operator of the Sleeping Giant Mine Property pursuant to the terms of the Cambior Agreement.

History and Feasibility Study

Initial exploration on the Sleeping Giant property was conducted by Mattagami in 1976. In 1983, Perron, a predecessor company of Aurizon, optioned the property from Mattagami and, in 1985, owned a 100% interest in the property, subject to a 15% net profits interest, by incurring exploration expenditures of $2 million and making a cash payment of $500,000 to Mattagami. (See “History and Development of the Company” under Item 4, “Information on the Company”.) Between 1984 and 1987, sufficient mineral reserves had been outlined to begin development work. Commercial production began in 1988, however reserve depletion resulted in a shutdown of operations in 1991.

On June 26, 1990, the Company signed an agreement with Cambior whereby Cambior acquired a 50% interest in the Sleeping Giant Mine by incurring total exploration and development expenditures of $12 million; and a 50% interest in property surrounding the minesite referred to as the “Dormex Property,” subject to incurring expenditures of $1.5 million by July, 1994.

An exploration and development program funded by Cambior during 1991 -1993 led to the delineation of additional mineral reserves and to Cambior’s acquisition of a 50% interest in the property. Cambior completed a feasibility study in July, 1992. During pre-production, Cambior refurbished the mill and completed drift development, stope preparation and purchased new underground equipment, necessary for the resumption of mining. Commercial operations recommenced in July, 1993.

Geology

Gold mineralization at Sleeping Giant occurs with sulfides in quartz veins, which cut a series of volcanic and intrusive rocks within the Abitibi Belt. Unlike most large gold deposits in the Abitibi Belt, the Sleeping Giant ore body is not within a major shear zone.

The mine contains two major sets of veins located on either side of a dacite intrusive. The gold veins differ significantly in orientation and dimension with respect to their position relative to the intrusive. To the north of the intrusive, the veins are oriented east-west and dip sharply (65° - 75°) to the south. The veins are continuous over 700 metres vertically and 300 metres horizontally. The vein systems to the south of the intrusive are more complex and are composed of four groups of veins. The best structure to the south is Zone 8, which now has been extended over 500 metres vertically and 500 metres horizontally. These veins show a progressive change in orientation and tend to be less continuous than the veins on the north side of the intrusive.

The veins north of the intrusive dip 65º to 75º south, and average about 30 to 50 cm in thickness while the veins south of the intrusive average 15-20 cm in thickness and dip about 35° to 55º. The veins are composed primarily of quartz, with an average of 25% pyrite and pyrrhotite, plus minor chalcopyrite and sphalerite. Vein material commonly carries more than 100 grams/tonne gold, but because of dilution by near-barren wallrock, ore averages about 11 grams/tonne.

Mining of the Deposit

The mine operates on a 5 days per week schedule while the mill operates on a 4 - 5 days per week basis. Access to the Sleeping Giant mine is by the No. 2 shaft (857 metres depth). To date, 14 levels on 60 metre intervals have been developed from the shaft into the ore zones. The No. 1 shaft (281 metres depth) was the original exploration shaft for the Sleeping Giant mine, however it is now used only as a ventilation raise.

Given the ore's physical characteristics, shrinkage stoping has historically been used for mining operations; however, long-hole stoping has been applied in certain sectors of the ore body in order to improve overall productivity. Room and pillar mining methods are also used for ore zones that dip less than 40 degrees. Shrinkage stopes are mined using handheld drills and mucking machines (rail-mounted and rubber-tired). Ore is loaded into rail cars, hauled to the ore pass and hoisted to the surface. Each ore block is developed with at least one raise, which is driven by conventional methods. Approximately twenty-five stopes are in operation in order to maintain a production schedule of approximately 160,000 tonnes annually with the balance of ore provided from drift and raise development headings. Stopes are not backfilled as ground conditions in the mine are excellent.

Approximately 250 - 275 people are employed at the mine, of which the majority are unionized hourly employees. A collective agreement covering the period from August 1, 2002 to July 31, 2007 exists between Cambior and the United Steelworkers of America. Cambior's Val d'Or office provides selected administrative and technical services.

Mine Infrastructure

The Sleeping Giant property includes a mill, head-frame, pumping station, electrical substation, tailings pond, warehouse, administration building, maintenance and electrical shops and assay lab. Hydro Québec provides electrical power.

The Sleeping Giant mill processes approximately 800-900 tonnes/day (design capacity of 900 tonnes/day) o n a 4-5days per week basis. Ore is crushed in a series of cone crushers and fed to a rod mill and two ball mills. The ore is leached with cyanide in a standard carbon-in-leach (CIL) plant and gold is recovered in the electrowinning circuit.

Underground infrastructure includes maintenance areas, ore and waste passes, and a hydraulic rock breaker and grizzly located on Level 785. Loading pockets are located 27 metres below the grizzly.

Historical

Annual production (100%) at the Sleeping Giant Mine since the recommencement of operations by Cambior in July, 1993 was as follows:

		Average		Mill	Gold	Total Cash
	Ore Milled	Millhead	Grade	Recoveries	Production	Cost/oz
		Grams of	Ounces of		(Ounces)
	(Tonnes)	Gold/tonne	gold/ton		100%	(US$)

July 15 to Dec. 31, 1993	90,630	7.80	0.23	92.6%	22,896	206
1994	122,120	11.47	0.33	95.5%	43,003	196
1995	124,522	12.45	0.36	96.4%	48,042	197
1996	131,089	12.48	0.36	96.4%	50,683	229
1997	147,940	10.78	0.31	96.6%	49,521	264
1998	191,778	11.97	0.35	96.7%	71,362	200
1999	208,408	11.96	0.35	94.2%	75,482	211
2000	221,250	11.14	0.32	98.4%	77,961	191
2001	214,067	9.60	0.28	96.7%	63,859	236
2002	202,852	10.45	0.30	97.0%	66,136	242
Production with
Cambior as operator	1,654,656	11.1	0.32	96.3	568,945	217

The following revenues and expenses were achieved by the Company at the Sleeping Giant mine on a cost per ounce of gold basis during 2002 and 2001:

	2002		2001
	CDN$	US$	CDN$	US$
	(per oz	(per oz	(per oz	(per oz
	of gold)	of gold)	of gold)	of gold)

Revenue	487	310	428	276
Mine operating costs(¹)	(380)	(242)	(365)	(236)
Depreciation and depletion	(72)	(46)	(56)	(36)
Operating Profit	35	22	7	4

(1) The mine operating costs include management fees, but exclude exploration and corporate expenses. Exploration and development costs for 2002 totaled $2,725,499. The 2002 and 2001 operating costs have been converted into US$ at the Bank of Canada noon rates of CDN$1.5704 and CDN$1.5484 to US$1.00, respectively, the average exchange rates for 2002 and 2001.

Mineral Reserves

The following table reflects the Company’s 50% interest of the fully diluted proven and probable mineral reserves at the Sleeping Giant Mine. The mineral reserves were determined by Cambior's technical personnel, using a gold price of US$325 per ounce. With respect to National Instrument 43-101 of the Canadian Securities Administrators, the “qualified persons” responsible for the mineral reserve calculations are F. Blanchet and D. Vallieres, Chief Geologist and Chief Engineer, respectively, at the Sleeping Giant Mine. Cambior is the operator of the Sleeping Giant Mine and has a 50% interest in the mine. Although the mineral reserve figures presented below and elsewhere in this document have been carefully prepared and verified and the Company believes that the method of estimating mineral reserves has been verified by mining experience, such figures are estimates, and no assurance can be given that the indicated level of gold will be produced.

SLEEPING GIANT MINE

MINER AL RESERVES AS AT DECEMBER 31

(AURIZON'S 50% SHARE)

	2002				2001

CATEGORY		GRADE		GOLD		GRADE		GOLD
	TONNES	(g/t)	(oz/ton)	(ounces)	TONNES	(g/t)	(oz/ton)	(ounces)

Proven(¹)	88,500	12.6	0.37	35,900	62,500	10.70	0.31	21,500
Probable(¹)	100,000	12.9	0.38	41,500	145,000	12.30	0.36	57,500

Total(²)(³)	188,500	12.8	0.37	77,400	207,500	11.90	0.35	79,000

(1) The mineral reserves represent mine grades and do not reflect losses incurred in the recovery process. Recovery rates since 1993 have averaged 96%. High grade assays have been reduced to grades varying from 1.6 ounces/ton to 7.3 ounces/ton depending upon the particular ore structure. Based on mining experience, an allowance for mining dilution of 15% at 0 grade has been made. A cutoff grade varying from 0.25 ounces/ton to 0.27 ounces/ton, depending on the mining method, was used to estimate mineral reserves.

(2) The summation is appropriate as the difference in assurance between proven and probable mineral reserves cannot be readily defined.

(3) Mineral reserves were calculated by the technical personnel of the Sleeping Giant mine under the supervision of Francois Blanchet, P. Eng., Chief Geologist and Daniel Vallieres, P. Eng., Chief Engineer of the Sleeping Giant Mine using a long-term gold price of US$325 per ounce.

Exploration

More than 68,000 metres of exploration and reserve development drilling, together with nearly 1,400 metres of development drifting were completed in 2002 as part of the capital investment necessary to sustain operations. Aurizon’s share of these expenditures totaled $2.7 million. These significant expenditures resulted in the discovery of new mineral reserves that replaced 95% of the gold produced in 2002. Furthermore, the average grade of the mineral reserves increased at year end by 7.5% to 12.8 grams of gold per tonne.

The exploration drill program in 2002 and early 2003 has also identified the extension of certain mineralized zones below the 785 metre level, the lowest level in the mine. A new mineral reserve calculation as of February 1, 2003, reflects a 3% increase in mineral reserves from those determined at the end of 2002.

As a result of the discovery of these extensions of the mineralized zones, a decision was made in March 2003, to deepen the current mine shaft by 200 metres to a depth of 1,060 metres. The total investment will be in the order of $7 million, of which $3.5 million is Aurizon’s share. These expenditures will be incurred between the first quarter of 2003 and the third quarter of 2004. The investment also includes lateral and vertical development, the establishment of diamond drill stations to verify the potential extensions of currently known mineralized zones or new mineralized zones below level 785, as well as the purchase of equipment. Shaft deepening and development work is not expected to disturb the scheduled production rate of the Sleeping Giant mine.

The shaft deepening will permit access to 77,000 tonnes (Aurizon’s 50% share – 38,500 tonnes) of probable mineral reserves at a grade of 12.2 grams of gold per tonne.

Outlook

Aurizon’s share of targeted production from Sleeping Giant for 2003 is 30,500 ounces of gold at an estimated total cash cost of US$258 per ounce. The 2003 mine plan anticipates mill throughput of approximately 160,000 tonnes at an average gold grade of 12 grams per tonne.

A 56,000 metre drill program to test the depth extensions of the mineralized zones and other high potential sectors of the mine, in order to increase mineral reserves and resources, is scheduled in 2003.

Dormex Project

The Company owns a 50% interest in the Dormex Project, comprising 101 mineral claims, that surrounds the Sleeping Giant Mine. Cambior Inc. owns the remaining 50% interest in the Project. All costs relating to the Dormex property are shared on a 50/50 basis.

There has not been any significant exploration activity on the Dormex Project since the completion of a limited exploration program in 1996. The property is without known mineral reserves and all programs to date have been of an exploratory nature only.

During 2001, the Company wrote down its investment in the Dormex property from $1,073,817 to nil.

Beaufor Property, Québec

Location and Ownership

The Beaufor Mine, situated 16 kilometers east of Val d'Or, Quebec, is comprised of 12 mineral claims, one mining lease and one mining concession with a combined area of approximately 92 acres in Pascalis and Senneville Townships. Access to the property is by a gravel road, which connects to highway 117.

On April 5, 2001, Aurizon entered into an agreement with Richmont Mines Inc. (“Richmont”), whereby Richmont acquired Aurizon’s 50% interest in the Beaufor Mine and Aurizon’s 100% interest in the adjacent Perron Property. The sale was completed on May 1, 2001. Consideration comprised a cash payment of $1,660,000 and a gold-indexed royalty on future production from the Beaufor Mine and Perron Property, payable as follows:

(1)	on the first 220,000 ounces of production, Aurizon will receive royalty payments of $5 per ounce on 50% of the ounces produced (i.e. 110,000 ounces) if the prevailing gold price per ounce is between US$280 and US$300. If the prevailing gold price is US$300 per ounce or higher, the royalty increases to $12.50 per ounce;

(2)	on future production in excess of 220,000 ounces from the Beaufor Mine, Aurizon will receive a royalty which escalates from $17 per ounce at a gold price of US$300 per ounce to a maximum of $30 per ounce at gold prices in excess of US$500 per ounce, on 50% of the ounces produced. This royalty will also be payable on 100% of any future production from the Perron Property.

The Beaufor Mine was held under a 50/50 joint venture with Louvem Mines Inc., a publicly -held company whose shares trade on the TSX Venture Exchange.

Operations at the Beaufor Mine were suspended on August 24, 2000 due to concerns about the stability of the surface and shaft pillars. Richmont performed the necessary work to secure the Mine in 2001 and, after receiving the necessary approvals, resumed commercial production in January, 2002. Richmont expects to produce approximately 56,000 ounces of gold from the Beaufor Mine in 2003. Richmont has estimated Beaufor’s proven and probable mineral reserves at December 31, 2002, to approximate 1,116,000 tons of ore grading 0.22 ounces of gold per ton, or 246,000 ounces of gold.

Casa Berardi Property

Location and Ownership

The Casa Berardi Property extends across six townships from northeastern Ontario into northwestern Quebec. The property is approximately 37 kilometers long in an east-west direction and averages about 3.5 kilometers in width, covering a surface area of almost 13,000 hectares. The property is located 95 kilometers north of La Sarre, Quebec. Access to the property is by gravel road, which connects to highway 393.

During 1998, the Company acquired a 100% interest (subject to a royalty interest described below) in the Casa Berardi property which comprises 812 mineral claims, two mining leases and all of the existing infrastructure. The Company paid $2 million and agreed to pay an additional $4 million on the earlier of August 27, 2001 or at the start of commercial production, and a 2% to 4% gold indexed net smelter royalty, to a maximum of $10 million. In addition, the Company assumed a liability for reclamation work, estimated at $1,555,000.

On July 5, 2001, the Company entered into an agreement to defer the outstanding payment of $4 million related to the acquisition of the Casa Berardi property for two years until August, 2003. In consideration, Aurizon issued one million (1,000,000) common shares and issued an additional 960,153 common shares in payment of interest at 10% per annum on the outstanding payment, which was secured by a lien on the buildings, machinery and equipment at Casa Berardi. See Exhibit 4.1, the Debt Deferral Agreement.

On July 5, 2002, Aurizon exercised its right of first refusal to match a third party offer, and acquired TVX Gold Inc.’s residual interest in the Casa Berardi property, which comprised an outstanding payment of $3.9 million and a gold indexed net smelter royalty, for cash consideration of $5 million.. As a result, Aurizon now owns a 100% unencumbered interest in Casa Berardi.

The two mining leases were issued by the Quebec Ministry of Natural Resources. Mining lease 768 covers 367 hectares and expires on April 28, 2008 and mining lease 833 covers 84 hectares and expires in 2015. Taxes for the mining leases approximate $18,000 per year.

History

Previous production at the Casa Berardi underground mine began at the East mine in September 1988 and at the West mine in April 1990. Mining operations were performed from ramps accessing the upper part of the deposits at the East and West mines, from which a total of 3.7 million tonnes, at an average gold grade of 6.7 grams per tonne, were extracted between 1988 and 1997 to produce 688,000 ounces of gold. The gold distribution at Casa Berardi is approximately 6,200 ounces per vertical metre, which compares very favourably with major gold mines in the Abitibi belt. The mine closed in the spring of 1997 and the Company acquired the mine in August 1998.

Exploration and Internal Feasibility Study

The Company conducted an extensive exploration program (76,500 metres of diamond drilling) at the West mine area from October, 1998 to August 1999. In early 2000, the Company, with the assistance of several independent consultants, completed an economic evaluation of the West Mine area measured and indicated resources in a report titled “Feasibility Study, Casa Berardi Project”, dated March 15, 2000. This evaluation established mineral reserves as follows:

CASA BERARDI MINE – MINERAL RESERVES (¹)

December 31, 2002

	TONNES	GRADE		GOLD
CATEGORY		(g/t)	(oz/ton)	(ounces)

Proven	1,493,000	5.6	0.16	271,500
Probable	5,441,000	7.0	0.20	1,234,000

Total(2)	6,934,000	6.7	0.20	1,505,500

(1) Mineral reserves were calculated by Mahmood Hasan, M.Sc. Econ. Geol., Geologist, Casa Berardi a “qualified person” under National Instrument 43-101 of the Canadian Securities Administrators and audited by Dessau-Soprin Inc. using a long-term gold price of US$305 per ounce.

(2) The summation is appropriate as the difference in assurance between proven and probable mineral reserves cannot be readily defined.

The feasibility study indicated that the estimated cash operating costs would average $41 per tonne for an estimated total cash cost of US$145 per ounce over the initial anticipated mine life of 7.5 years. At the base case scenario, which envisaged a gold price of US$305 per ounce and an exchange rate of CDN$1.45 equals US$1.00, the internal rate of return before income taxes and finance charges was estimated to be 16.8% with a payback period of 4.2 years. The study envisaged annual gold production of over 200,000 ounces by the second full year of commercial production. Preproduction costs over an approximate 30 month development period were estimated to total $121 million (US$80 million).

Considering the volume and depth of the mineral reserves below surface, the study included the cost of sinking a 1,031 metre vertical shaft capable of sustaining a daily ore production of up to 4,500 tonnes. Related infrastructure, such as ore and waste pass systems, ramps and lateral development, were designed to ensure optimal efficiency, minimum operating costs and, to accommodate a mine life beyond that initially established.

The West Mine operation would be designed to sustain a daily ore production of 3,920 tonnes, 5 days a week, while the mill would operate at a daily rate of 2,800 tonnes, 345 days per year. The selected mining method was “Sequential Long Hole Blasting” of stopes followed by cement paste backfill of the open stopes, with the secondary stopes being mined once the primary stopes are back-filled. This mining method, complemented by additional ground support, is expected to provide full control of stopes in areas of poor ground conditions. Based on the results of rock mechanics studies, the stope size would be limited to a 15 metre length along the longitudinal axis of the deposit by a 20 metre to 25 metre height and the width of the stopes would be determined by the number of blocks along the thickness of the orebody, which in the case of the 113 and Lower Inter Zones averages 9 metres and 20 metres, respectively.

In early 2003, Aurizon commenced an underground exploration program at Casa Berardi to provide underground access to zone 113 in order to increase the confidence level on the continuity of that zone and extract a bulk sample. Zone 113, which extends from 400 metres to 1000 metres below surface, was discovered by Aurizon in 1999. Previously reported probable mineral reserves of zone 113 are estimated at 984,000 ounces of gold at an average grade of 7.4 grams per tonne. Previously reported total proven and probable mineral reserves at the West Mine total 1.5 million ounces of gold at an average grade of 6.7 grams per tonne.

The program will include deepening the present ramp at the West Mine area to the 500 metre level, drifting approximately 450 metres east to access the 113 zone on the 550 metre level, drifting along zone 113, definition drilling and the extraction of a bulk sample. The total program is estimated to cost approximately $17 million over a nineteen-month period.

Property, Plant and Equipment

The Company acquired all of the existing Casa Berardi infrastructure, including a 2,200 tonnes per day mill, hoist, headframe and underground mining equipment. The surface infrastructure consists of a crusher building, mill building and a services and administrative building. The acquisition also included a fleet of mobile equipment. Most of the equipment is approximately 12 years old and is in good working order. The Company has selectively disposed of equipment not required for future operations.

Processing of the ore would be performed at the existing facilities, which contain a standard cyanidation carbon-in-leach circuit. Metallurgical testwork indicates that the addition of a gravity separation circuit could achieve gold recoveries of 92%. With minor modifications, the existing mill would operate at 2,800 tonnes per day, for an annual production of 966,000 tonnes at a grade averaging 6.7 grams per tonne, resulting in annual production of approximately 200,000 ounces.

All exploration permits and authorization certificates issued to the previous operators were transferred into Aurizon’s name following acquisition of the project. Modified permits have been received allowing the extraction of 3,920 tonnes per day from the West Mine and the operating of the mill at 2,800 tonnes per day, in accordance with the feasibility study.

Douay and Douay West Properties, Quebec

The Company terminated its option to earn a 50% interest in the Douay and Douay West properties in 2000 and recorded a write-off of the mineral properties and related fixed assets respectively of $3,438,736 and $1,919,292.

ITEM 5:	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reference is made to the consolidated financial statements which form part of this annual report and on which the following discussion is based.

A. OPERATING RESULTS

YEAR ENDED DECEMBER 31, 2002 COMPARED TO DECEMBER 31, 2001

Higher realized gold prices, stable gold production, and lower care and maintenance costs improved Aurizon’s 2002 financial results compared to the prior year. For 2002, Aurizon incurred a net loss of $2.8 million or 5 cents per share, compared to a net loss of $6.1 million or 16 cents per share in 2001. The 2001 results included a $1.1 million non-cash charge against the carrying value of certain mining assets.

Total gold production increased to 33,000 ounces in 2002, compared to 31,900 ounces produced in 2001. Total cash costs at Sleeping Giant increased to US$242 per ounce compared to US$236 per ounce in 2001, primarily due to lower tonnes processed and higher mining costs associated with a new ore zone.

Revenue from mining operations in 2002 was $16.4 million, compared to $13.9 million in 2001. The average gold price realized from gold sales in 2002 was US$310 per ounce, 12% higher than the US$276 per ounce achieved in 2001. Continued weakness in the Canadian dollar in 2002 allowed Aurizon to realize a Canadian dollar gold price of $487 per ounce, compared with $428 per ounce in 2001.

Revenue

Higher realized gold prices together with a modest increase in gold production in 2002 resulted in an 18% increase in revenue from mining operations compared to 2001. Revenue from mining operations in 2002 was $16.4 million compared to $13.9 million in 2001. The average gold price realized in 2002 was US$310 per ounce, matching the average London afternoon fixing, higher than the US$276 per ounce achieved in 2001. During 2002, Aurizon’s foreign currency contracts were settled at rates that matched the yearly average exchange rate of 1.57, resulting in Aurizon realizing a Canadian dollar gold price of $487 per ounce. This compares favourably with Canadian dollar realized gold prices per ounce of $428 in 2001.

Aurizon’s ability to generate mine operating profits from its current operations is related, in part, to the market price of gold. Gold trades on the global commodity exchanges and its price is affected by numerous factors beyond the control of Aurizon. With expectations of higher gold prices in 2002, a significantly reduced hedging program contributed revenue of $22,000 in 2002, down from $256,000 in 2001. At December 31, 2002 Aurizon had less than one month’s production hedged.

The average London gold price rose 14% in 2002 to US$310 per ounce compared to the prior year’s US$271 per ounce, the lowest average annual price in twenty-three years. Current prices are still significantly below historical gold prices, which had averaged US$386 per ounce over the twenty-year period prior to 1999. The relatively low gold prices for the last four years appear to have been largely attributable to central bank selling, speculative short positions and a very strong U.S. dollar.

Interest, royalty and other income in 2002 totaled $656,000, compared to $692,000 in 2001. Royalty income from the Beaufor mine, which reopened under new owners in 2002, provided $350,000. Other income in 2001 includes $620,000 of gold recovered from the circuit of a mill prior to its disposition.

Expenses

Mine operating costs in 2002 increased 8% to $12.6 million from $11.7 million in 2001, due to higher unit mining costs at Sleeping Giant. Unit operating costs rose to $124 per tonne, compared to $109 per tonne in 2001, resulting in total cash costs per ounce of US$242 compared to US$236 in 2001. A 9% increase in ore grade due to higher grade ore from Zone 8, partially offset by a 5% decline in ore mined, resulted in total gold production increasing by 4% during the year compared to 2001.

Depreciation and depletion expense totaled $2.4 million in 2002, compared to $1.8 million in 2001. In aggregate, consolidated depreciation, depletion and reclamation costs per ounce totaled US$46 in 2002 compared to US$36 in the prior year. A 2% decline in mineral reserves at Sleeping Giant together with an increase in capitalized costs associated with exploration and development activities were the main contributing factors to the higher unit charges in 2002. No changes to the provision for reclamation have been necessary since 2000, when an additional provision of $120,000 was made.

Administrative and general costs have remained stable for the past two years at $1.6 million.

Care and maintenance costs decreased to $2.5 million compared to $3.1 million in 2001. The 2002 costs related solely to Casa Berardi, whereas in 2001, costs of $2.6 million were associated with Casa Berardi and additional costs of $0.5 million were incurred at Beaufor up to the date of disposition. The care and maintenance costs for Casa Berardi were expensed in 2002 and 2001 in accordance with the Company’s accounting policy based upon the level and nature of activity at the property. It is anticipated that the care and maintenance costs at Casa Berardi will be capitalized in 2003 due to the significant exploration activity planned.

During 2002, exploration and property investigation costs decreased to $81,000 from $203,000 in 2001.

The write off of deferred finance costs associated with the early repayment of the Casa Berardi obligation, and interest costs on that obligation totaled $482,000 in 2002 compared to $254,000 in 2001.

As a result of the decision to sell non-core assets in 2001, the Beaufor mine was sold, resulting in a loss on sale totaling $251,000.

During 2001, Aurizon incurred aggregate non -cash charges of $1.1 million in respect of the carrying values of its non-producing mineral properties. There were no write-downs of mineral properties in 2002.

Aurizon realized a gain of $36,000 in 2002 on the disposal of surplus equipment, compared to a gain of $277,000 in 2001.

Capital tax expense for 2002 was $157,000, compared to $126,000 recorded in 2001. Income tax expense is in respect of large corporations tax and was $61,000 and $45,000 in 2002 and 2001, respectively.

YEAR ENDED DECEMBER 31, 2001 COMPARED TO DECEMBER 31, 2000

Gold production in 2001 was 31,900 ounces, compared to 56,100 ounces achieved in 2000, reflecting the disposition of the Beaufor Mine and lower grades from the Sleeping Giant Mine. The policy of expensing care and maintenance costs at non-producing projects together with low realized gold prices, reduced gold production, and restructuring costs, negatively affected Aurizon’s 2001 financial results.

During 2001, Aurizon incurred a net loss of $6.1 million or 16 cents per share, after accounting for a $1.1 million non-cash charge against the carrying value of certain mining assets, compared to a net loss of $8.4 million or 22 cents per share in 2000. The 2000 results included an $8.6 million non-cash charge. In 2001, care and maintenance costs at Casa Berardi and the Beaufor Mine totalling $3.1 million and restructuring costs of $0.8 million, resulted in operations consuming $2.5 million, compared to operations providing cash flow of $4.5 million in 2000.

Revenue

The decline in gold production in 2001 resulted in a 42% drop in reported revenue from mining operations compared to 2000. Revenue from mining operations in 2001 was $13.9 million compared to $24 million in 2000. A weak Canadian dollar in 2001 served to offset continued weakness in U.S. denominated gold prices. The average gold price realized from gold sales in 2001 was US$276 per ounce, which compares favourably with the average London afternoon fixing for the year of US$271 per ounce, but which is lower than the US$287 per ounce achieved in 2000. During 2001, Aurizon’s foreign currency contracts were settled at rates in line with the yearly average exchange rate of 1.548, resulting in Aurizon realizing a Canadian dollar gold price of $428 per ounce, compared with $424 per ounce in 2000.

Aurizon’s ability to generate mine operating profits from its current operations is related, in part, to the market price of gold. Gold trades on the global commodity exchanges and its price is affected by numerous factors beyond the control of Aurizon. Aurizon attempts to mitigate this price risk by hedging some of its forecast gold production for periods not exceeding twelve months, primarily through the use of options and spot deferred contracts. Aurizon’s reduced hedging program contributed additional revenue of $256,000 in 2001, down from $555,000 in 2000.

Continued weak gold prices made 2001 another difficult year for gold producers. During 2001, the London afternoon fixing gold price averaged US$271 per ounce, the lowest average price in twenty-three years. This is 3% lower than the average price of US$279 in 2000, however significantly below historical gold prices, which had averaged US$386 per ounce over the twenty-year period prior to 1999. The low gold price has been largely driven by central bank selling, speculative short positions and a very strong U.S. dollar.

Interest and other income in 2001 increased to $692,000 from $376,000 in 2000. The 2001 balance includes $620,000 of income from gold recovered from the circuit of a mill prior to its disposition.

Expenses

Mine operating costs in 2001 decreased 31% to $11.7 million from $16.9 million in 2000, reflecting Beaufor’s suspended operations status and sale during 2001. Total gold production decreased 43% during this period. Consolidated total cash costs per ounce increased to US$236, compared to US$203 in 2000, due to lower ore grades at Sleeping Giant and additional definition drilling and stope preparation costs for the recently discovered high-grade mineral reserves in Zone 8.

At Sleeping Giant, lower production rates and higher mining costs associated with the new ore zone contributed to higher unit operating costs of $109 per tonne, compared to $100 per tonne in 2000, resulting in total cash costs per ounce of US$236 compared to US$191 in 2000. In the first eight months of 2000, total cash costs at the Beaufor mine were US$230 per ounce.

Depreciation and depletion expense decreased in 2001 to $1.8 million, compared to $4 million in 2000. No additional provisions for reclamation were necessary in 2001 compared to a provision of $120,000 in 2000. In aggregate, consolidated depreciation, depletion and reclamation costs per ounce decreased to US$36 from US$50 in the prior year. A 31% increase in mineral reserves at Sleeping Giant was the main contributing factor to the lower unit charges in 2001. At Beaufor, depreciation, depletion and reclamation charges were US$24 per ounce in 2000.

Administrative and general costs decreased to $1.6 million in 2001 compared to $2.2 million in 2000. The 27% decrease in 2001 reflects cost cutting measures, including staff reductions, which resulted in additional one-time restructuring costs of $788,000.

Care and maintenance costs increased to $3.1 million in 2001, comprised of $2.6 million for costs associated with maintaining Casa Berardi and $0.5 million for maintaining Beaufor up to the date of its disposition. Prior to 2001, Casa Berardi costs were capitalized due to the significant exploration activity that was incurred to advance the development of the project. In 2000, care and maintenance costs at Beaufor totaled $672,000.

During 2001, exploration and property investigation costs decreased to $203,000 from $217,000 in 2000, as less exploration and property investigations were conducted.

In 2001, interest and finance charges totaled $254,000, which represents costs associated with the restructuring of the final $4.0 million obligation due for the Casa Berardi acquisition. These charges include interest at 10% per annum on the outstanding obligation together with the amortization of the fair value of shares of the Company issued in consideration for the renegotiation.

As a result of the decision to sell non-core assets, the Beaufor mine was sold in April, 2001, resulting in a loss on sale totaling $251,000.

During 2001, Aurizon incurred aggregate non -cash charges of $1.1 million in respect of the carrying values of its non-producing mineral properties. In 2000, these charges totaled $8.6 million which included write-downs of $1.5 million and $1.7 million, respectively, against Aurizon’s interests in the Beaufor and Sleeping Giant mines. The 2000 charge also includes a write-off of $5.4 million in respect of the Douay and Douay West projects in Quebec.

Aurizon realized a gain of $277,000 in 2001 on the disposal of surplus fixed assets, compared to a gain of $38,000 in 2000.

Aurizon recorded capital tax expense of $126,000 in 2001, compared to $139,000 recorded in 2000. Income tax expense is in respect of large corporations tax and was $45,000 and $43,000 in 2001 and 2000, respectively.

B. LIQUIDITY AND CAPITAL RESOURCES

YEAR ENDED DECEMBER 31, 2002 COMPARED TO DECEMBER 31, 2001

The total assets of Aurizon increased to $43 million at December 31, 2002 from $29 million the previous year. At the end of 2002, Aurizon had working capital of $12 million compared to $1.2 million at the end of 2001. Aurizon has no debt at December 31, 2002 compared to long-term debt of $4.2 million the previous year. Shareholders’ equity increased to $36.1 million at December 31, 2002, compared to $18.7 million the previous year, primarily as a result of the significant equity financings completed in 2002.

Operations generated $0.2 million of cash during 2002, as cash flow from Sleeping Giant exceeded site maintenance costs at Casa Berardi and corporate costs. This is an improvement from the previous year, during which, $2.8 million was consumed by operations.

Three equity financings in 2002 allowed the reinstatement of exploration activities at Casa Berardi, which, together with a major exploration program at Sleeping Giant, resulted in aggregate investing activities totaling $5.9 million in 2002. In contrast, the divestiture of the Beaufor Mine, non-core assets and gold recoveries from an idle mill facility exceeded capital expenditures by $1.1 million in 2001.

Mineral property expenditures in 2002 totaled $5.8 million, of which $3.1 million was invested at Casa Berardi and $2.7 million was invested at Sleeping Giant. At Casa Berardi, $1.1 million was paid to acquire the residual net smelter royalty from the original vendors and $2.0 million funded 21,000 metres of exploration drilling east of Zone 113. At Sleeping Giant, $2.7 million was invested in 68,000 metres of exploration drilling and approximately 1,400 metres of drifting. In 2001, mineral property expenditures totaled $1.8 million, all of which was invested at Sleeping Giant, primarily in the exploration and development of the 8 Zone and to fund 50,000 metres of exploration drilling.

In 2002 and 2001, property, plant and equipment additions totaled $220,000 and $114,000, respectively, the majority of which was spent on mine equipment at Sleeping Giant.

In 2001, investing activities include the sale of Aurizon’s 50% interest in the Beaufor mine for cash consideration of $1.7 million and $1.0 million of income from gold recovered from the mill circuit at Casa Berardi.

Sales of surplus equipment generated proceeds in 2002 and 2001 of $97,000 and $369,000, respectively.

Three equity financings, the exercise of warrants attached to these issuances, and the exercise of incentive stock options resulted in net proceeds of $20.1 million in 2002. As at December 31, 2002, there were 5.4 million warrants outstanding at an average exercise price of $0.75 per share, of which 4.6 million warrants at an average price of $0.65 per share expire on June 30, 2003. In 2001, the exercise of share purchase warrants and incentive stock options generated proceeds of $69,000.

In respect of non-cash financing activities impacting share capital, Aurizon issued 639,246 shares in 2002 and 1,320,907 shares in 2001 having fair values of $290,000 and $446,000, respectively, as consideration for interest and deferred finance costs associated with the Casa Berardi acquisition.

During 2002 and 2001, Sleeping Giant received non-repayable government grants to fund ongoing exploration activities, of which Aurizon’s share was $52,000 and $337,000, respectively. In 2002, Aurizon received $0.6 million of provincial refundable mining duties in respect of certain eligible exploration expenditures.

The equity financings in 2002 allowed the early repayment of long-term debts totaling $4.3 million, which was the remaining Casa Berardi acquisition obligation totaling $3.9 million and deferred hydro charges totaling $0.4 million. During 2001, $120,000 of long-term debt was repaid.

Aurizon’s aggregate operating, investing and financing activities during 2002 resulted in a net $10.7 million increase in its cash balances. As at December 31, 2002, cash and cash equivalents stood at $12.4 million, compared to $1.8 million in 2001.

In Aurizon’s opinion, based upon the assumptions disclosed in Trend Information, combined with the proceeds from the anticipated exercise of share purchase warrants and incentive stock options in June and July, 2003, respectively, the working capital of the Company will be sufficient for the Company’s present requirements. Aurizon does anticipate sourcing additional equity funding in 2003 to further the exploration and development of Casa Berardi.

C. RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company is not involved in any research, development, patenting or licensing activities.

D. TREND INFORMATION

Aurizon’s share of gold production from Sleeping Giant in 2003 is expected to decrease 8% from 2002 levels to 30,500 ounces as a result of lower anticipated ore production due to a change in mining method of Zone 8, thereby reducing the availability of ore in the first half of 2003. Total cash costs per ounce are expected to increase to US$258 in 2003, compared to US$242 achieved in 2002 due to the lower production rates and the necessity to utilize a more expensive mining method to extract ore from a flatter dipping Zone 8.

Based upon estimated ore grades, production rates, operating costs, an average forecast gold price of US$350 per ounce, and an average U.S. dollar exchange rate of 1.50, the Sleeping Giant Mine is expected to provide approximately $4.4 million in operating cash flow to Aurizon during the year. From this amount, Aurizon intends to fund $3.0 million of exploration, development, and capital expenditures at Sleeping Giant, prior to its share of the shaft deepening expenditures described below. The projected profitability of Sleeping Giant will be influenced by changes in the grade of ore mined from that estimated, and by fluctuations in gold prices and foreign exchange rates over which Aurizon has no control.

In March 2003, a decision was made to deepen the current production shaft at Sleeping Giant by 200 metres to allow access to 77,000 tonnes of probable mineral reserves at a gold grade of 12.2 grams/tonne. Aurizon’s share of the cost is estimated at approximately $3.5 million and will be incurred between the end of the first quarter of 2003 and the third quarter of 2004. This program should extend the mine life of Sleeping Giant by two years and provide the opportunity to find more ounces within reach of the infrastructure.

Aurizon’s operations are very sensitive to the grade of ore mined. The 2003 mine plan for Sleeping Giant anticipates mill throughput of 161,000 tonnes at a grade of 12 grams per tonne. A 10% change in grade would impact Aurizon’s forecast 2003 cash flow by $1.6 million.

A US$10 per ounce change in the US$350 per ounce gold price used in Aurizon’s 2003 forecast, would have a $500,000 impact on forecast cash flow. The gold price was relatively volatile during 2002, with the London afternoon fixing ranging from a high of US$349 per ounce in December, to a low of US$278 per ounce in January, before closing the year at US$343 per ounce. Market sentiment improved dramatically in 2002 and early 2003 as gold prices breached the US$380 mark. As at December 31, 2002, Aurizon had less than one month’s gold production hedged.

A change of 0.05 in the 1.50 U.S. to Canadian dollar exchange rate used in Aurizon’s 2003 forecast, would impact cash flow by approximately $500,000. In 2002, the Canadian dollar ranged from 1.511 to 1.613 against the U.S. dollar with an average of 1.570 for the year.

A major underground exploration program at Casa Berardi is planned to commence in early 2003 to extend the present ramp at the West Mine area out to Zone 113 at the 550 metre level. This nineteen month program is intended to provide access to Zone 113 to allow in-fill definition drilling and the extraction of a bulk sample in order to increase the confidence level of the grade, continuity and extent of Zone 113. The costs of this program, including site maintenance costs, are estimated to be $11 million in 2003. In addition, a $2 million, 20,000 metre drill program is planned to provide further infill drilling in the 118 -120 zone area and to perform step-out drilling between this area and the East Mine. The objective of these programs is to upgrade the quality of existing mineral reserves and delineate additional mineral reserves in order to secure project financing for the development of a commercial mining operation.

Aurizon relies on net minesite cash flow from Sleeping Giant to cover corporate costs and on equity capital to fund significant exploration and development activity at Casa Berardi and the shaft sinking program at Sleeping Giant. The successful completion of three equity financings in 2002, which realized net proceeds in excess of $20 million, combined with the anticipated exercise of share purchase warrants in June 2003, should provide sufficient funding for Aurizon’s exploration and development commitments for 2003. Aurizon anticipates sourcing additional equity funding during the course of the year to further the exploration and development of Casa Berardi in 2004, in particular, completion of the underground program.

IITEM 6:	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and Senior Management

The names, positions with the Company, other principal directorships and principal business activities outside the Company of all directors and executive officers are stated below:

Principal Business Activities Outside
Name and Position	Other Principal Directorships	the Company

David P. Hall, Chartered Accountant	Mark-Can Investment Corp.	None
Director, Chairman, President and Chief
Executive Officer

Ian S. Walton, Chartered Accountant	Contrarian Resource Fund	None
Director, Executive	2002 Management Limited, and
Vice-President and Chief Financial Officer	Contrarian Resource Fund
2003 Management Limited

Frank A. Lang,	Valgold Resources Ltd.,	Director and Chairman and /or
Director	Emgold Mining Corporation,	President of companies listed under
	Sultan Minerals Inc., Acrex	“Other Principal Directorships”
	Ventures Inc.; Abington	B.A., M.A., P.Eng.;
Ventures Inc., and Cream
Minerals Ltd.

William E. Vance,	None	Retired
Director

Sargent H. Berner,	Emgold Mining Corporation,	Partner, DuMoulin Black, Barristers
Director	Cream Minerals Inc., Sultan	and Solicitors
Minerals Inc., Titan Logix Corp.,
and Valgold Resources Ltd.

Peter Ferderber,	Director of Hollinger North	Director of companies listed under
Director	Shore Explorations Ltd., La	“Other Principal Directorships”
Fosse Platinum Group Inc.,
Levelland Energy & Resources
Ltd. and Louvicourt Gold Mines

Gerard Gagne,		Senior Investment Advisor, The
Director		Solidarity Fund (Q.F.L.)
Chartered Accountant

Brian S. Moorhouse	Vega Management Corporation	President, Vega Management
Director		Corporation

Principal Business Activities Outside
Name and Position	Other Principal Directorships	the Company

Robert Normand	Sportscene Inc. Fonds	Chartered Accountant and Consultant
Director	Investissements Rea, Enerplus	Director of companies listed under
	Fund, Quebecor World	“Other Principal Directorships”
Inc., Cambior Inc., Concert
Industries Ltd., ING P&C
Canada Inc., and Dolan Media
Inc. (U.S.) and Commercial
Alcohols Ltd.

Richard Faucher	Niocan Inc.	President and C.E.O. of Niocan Inc.
Director		P. Eng.

Julie A. Stokke Kemp,	None	None
Corporate Secretary

DAVID P. HALL, Chairman, President & Chief Executive Officer - Mr. Hall is a Chartered Accountant who has been involved in the management of mineral exploration, development and operating companies since 1981 and has been instrumental in securing project and equity financing. Mr. Hall has been involved with Aurizon since its inception in 1988.

IAN S. WALTON, Executive Vice-President, Chief Financial Officer - Mr. Walton is a Chartered Accountant and has been involved with public companies in the mining industry for more than 20 years. Mr. Walton is experienced with all aspects of mining finance, taxation and treasury functions. Mr. Walton has been involved with Aurizon since its inception in 1988.

JULIE A. STOKKE KEMP, Corporate Secretary - Ms. Kemp is a member of the Canadian Society of Corporate Secretaries and has been involved in the mining industry since 1983, during which time she has been the Corporate Secretary of a number of public companies. Ms. Kemp has been involved with Aurizon since its inception and is responsible for organizing Aurizon's legal and regulatory compliance activities.

SARGENT BERNER - Mr. Berner is a partner of the Vancouver law firm of DuMoulin Black, specializing in corporate, mining and securities law. Mr. Berner is also a director of several junior resource companies. Mr. Berner has been a Director of Aurizon since its inception in 1988.

RICHARD R. FAUCHER - Mr. Faucher is President and Chief Executive Officer of Niocan Inc. He is a metallurgist with experience in the management of large mining and metallurgical projects. Mr. Faucher joined Aurizon’s Board in June, 1999.

PETER FERDERBER - Mr. Ferderber was instrumental in the acquisition of Aurizon’s Sleeping Giant mine and its former Beaufor mine. Named Prospector of the Year for the discovery of the Belmoral mine, Val d’Or, Quebec, Mr. Ferderber is a director of several junior resource companies. Mr. Ferderber has been a Director of Aurizon since its inception in 1988.

FRANK LANG - Mr. Lang is a founding shareholder of Aurizon. Named Developer of the Year in 1987 for his role in the discovery of the Golden Giant mine, Hemlo, Ontario, Mr. Lang is a director of other junior resource companies. Mr. Lang has been a Director of Aurizon since its inception in 1988.

BRIAN S. MOORHOUSE - Mr. Moorhouse is President of Vega Management Corporation. Mr. Moorhouse has experience in financial markets, and was instrumental in raising equity funds for Aurizon’s predecessor companies. Mr. Moorhouse has been a Director of Aurizon since its inception in 1988.

GERARD GAGNE - Mr. Gagne is a Chartered Accountant and is a Senior Investment Advisor for the Solidarity Fund (QFL). Mr. Gagne joined Aurizon’s Board in November, 2002.

ROBERT NORMAND - Mr. Normand is a Chartered Accountant and was formerly Chief Financial Officer of Gaz Metropolitan. He is a director of several companies, including Quebecor Printing Inc., Enerplus Fund, and Cambior Inc., and is a consultant to Capital d'Amerique CDPQ on energy matters. Mr. Normand joined Aurizon’s Board in June, 1999.

WILLIAM E. VANCE - Mr. Vance has been associated with junior resource companies for many years, most notably as a director of Goliath Gold Mines Ltd., which partially financed the discovery of the Golden Giant mine. Mr. Vance has been a Director of Aurizon since its inception in 1988.

Executive officers are appointed by the Board of Directors to serve until terminated by the Board of Directors or until their successors are appointed. Certain of the directors serve as directors of other reporting companies and if a conflict of interest arises at a meeting of the Board of Directors, any director in a conflict will declare his interest and abstain from voting on such matter.

There are no family relationships between any of the directors and executive officers of the Company.

During 1998, the Company issued $7 million of non-interest bearing convertible debentures to Capital d’Amerique CDPQ Inc. and Fonds de Solidarite des Travailleurs du Quebec (FSTQ), as set out in the table below.

On April 22, 2003, convertible debentures totalling $4 million were converted into 6,666,680 common shares at a conversion ratio of 1,666.67 per principal amount of $1,000. Additional convertible debentures, totalling $3 million, will mature on May 31, 2003, and are also convertible into common shares of the Company at a conversion ratio of 1,666.67 per principal amount of $1,000, at any time prior to maturity. On May 31, 2003 these debentures automatically convert into 5,000,010 common shares of the Company. The convertible debentures are collateralized by the Company's 50% interest in the Sleeping Giant Mine.

Debentureholder	Principal Amount	Conversion Ratio	Number of Shares

		1,666.67
		shares/$1,000
Sodemex II s.e.c.(1)	$4,000,000	principal	6,666,680(2)

Fonds de Solidarite des		1,666.67
Travailleurs du Quebec		shares/$1,000
(FSTQ)	$3,000,000	principal	5,000,010

			11,666,690

(1)  In December, 2001, in a private transaction, Capital d’Amerique CDPQ transferred its debenture to Sodemex II s.e.c., a company in which Capital d’Amerique CDPQ is the sole general partner.

(2)  On April 22, 2003, the Company issued 6,666,680 common shares to Sodemex II, s.e.c., upon the conversion of their $4 million convertible debenture.

Pursuant to agreements between the Company and Capital d’Amerique CDPQ Inc. and Fonds de Solidarite des Travailleurs du Quebec (FSTQ), management nominated Richard Faucher, Gerard Gagne and Robert Normand for election as directors of the Company and all were elected for a one-year term expiring at the next following annual general meeting. Management will nominate these directors for re-election as directors of the Company at the next Annual General Meeting. Gerard Gagne is the director nominee of Fonds de Solidarite des Travailleurs du Quebec (FSTQ), which on a fully diluted basis would own 6.26% of the Company; Robert Normand, is the nominee of Sodemex II s.e.c., which owns 12.5% of the Company; and Richard Faucher is the joint nominee of the aforementioned institutions. In addition, Robert Normand is also a director of Cambior Inc., which on a fully diluted basis would own, indirectly, 7.13% of the Company.

B. Compensation

Compensation of Directors and Officers

The Company has three executive officers.

Information specified in this Item for individually named directors and senior officers incorporates by reference page 6 of the Management Information Circular dated April 30, 2003, prepared in connection with the Company’s Annual General Meeting to be held on June 17, 2003 (see exhibit 10.1).

For the year ended December 31, 2002, the aggregate amount of compensation for all services in all capacities paid by the Company and its subsidiaries to its directors and officers as a group was $581,323. The Company's non-executive (non-employee) directors are paid an annual retainer in the amount of $6,000 and a fee of $600 for each Board or committee meeting attended. In addition, an annual fee of $1,000 is paid to non-executive directors who chair committee or Board meetings. During the most recently completed financial year, a total of $84,050 was paid to non-executive directors in respect of director and chairmanship fees.

See "Plans" below, for details of incentive stock options that have been granted to the Company's directors.

For the year ended December 31, 2002, the aggregate amount set aside or accrued by the Company and its subsidiaries to provide pension, retirement or similar benefits to its directors and officers, pursuant to any existing plan was nil.

Plans

(i)	The Company has no plans other than as set out herein pursuant to which cash or non-cash compensation was paid or distributed to the executive officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

(ii)	The Company has a formalized stock option plan for the granting of incentive stock options to the executive officers, employees and directors (the "Plan"). The Plan provides that, subject to the requirements of the stock exchanges on which the Company's shares are listed, the aggregate number of securities reserved for issuance under the Plan together with the number of securities reserved for issuance under other outstanding incentive stock options and options for service may not exceed 7,000,000 shares of Common Stock of the Company. Options may be granted under the Plan to such directors, officers and employees of the Company as the Board of Directors may from time to time designate. The exercise price shall be determined by the Board of Directors but shall in no event be less than the market price of the Company's Common shares on each Stock Exchange on which the Company's shares are listed at the time of the grant of the option. The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the executive officers, directors and employees of the Company and to closely align the personal interests of such persons to those of the shareholders.

The total number of options to purchase shares of Common Stock granted under the Plan to employees, directors, and executive officers during the most recently completed financial year, December 31, 2002, were as follows:

	Number of Shares of Common
Optionees	Stock Granted During 2002 under the Plan	Exercise Price

Executive Officers	130,000	$0.60
Executive Officers	227,500	$1.35
Employees	170,000	$0.60
Employees	140,000	$1.20
Employees	202,500	$1.35
Directors	200,000	$0.60
Directors	320,000	$1.35

The total number of shares of Common Stock purchasable under outstanding options granted to the executive officers and directors (excluding the executive officers) of the Company as at the end of the most recently completed financial year, December 31, 2002, were as follows:

	Number of Shares of Common
Optionees	Stock Under Option	Exercise Price

Executive Officers	130,000	$0.60
Executive Officers	160,000	$0.72
Executive Officers	475,000	$0.80
Executive Officers	300,000	$1.00
Executive Officers	227,500	$1.35

Directors	200,000	$0.60
Directors	400,000	$0.72
Directors	625,000	$0.80
Directors	250,000	$1.00
Directors	320,000	$1.35

During the Company's most recently completed financial year, the total number of shares of Common Stock purchased through the exercise of options granted to executive officers and directors, were as follows:

	Number of Shares of Common
Optionees	Stock Under Option	Exercise Price

Executive Officer	20,000	$0.80
Former Director*	25,000	$0.60
Former Director*	50,000	$0.72
*	Mr. Gaetan Morin, a former director, resigned on November 7, 2002 due to the assumption of increased responsibilities at the Solidarity Fund (Q.F.L.).

Incentive Stock Options

At April 30, 2003, there were outstanding incentive stock options on a total of 3,860,200 shares of Common Stock as follows:

				Aurizon
	No. of Shares			Share
	of Common			Price on
	Stock Subject	Exercise		Date of	Market
Date of Grant	to Option	Price	Expiry Date	Grant	Value(¹)

July 9, 1993	945,000	$0.80	July 9, 2003	$0.76	$359,100
March 23, 1995	662,000	$1.00	Mar. 23, 2005	$0.90	$119,160
March 23, 1995	145,000	$1.00	May 11, 2004	$0.90	$26,100
November 11, 1999	100,000	$0.72	May 11, 2004	$0.70	$46,000
November 11, 1999	30,000	$0.72	June 1, 2004	$0.70	$6,900
November 11, 1999	540,000	$0.72	Nov. 10, 2004	$0.70	$248,400
May 12, 2000	59,200	$1.05	April 30, 2004	$1.03	$7,696
May 12, 2000	35,000	$1.05	June 1, 2004	$1.03	$4,550
May 12, 2000	30,000	$1.05	June 15, 2004	$1.03	$3,900
May 12, 2000	90,000	$1.05	May 12, 2005	$1.03	$11,700
February 22, 2002	350,000	$0.60	Feb. 22, 2004	$0.54	$203,000
November 7, 2002	140,000	$1.20	Nov. 7, 2004	$1.20	0
December 19, 2002	734,000	$1.35	Dec. 19, 2004	$1.35	0

(¹) “Market Value” is calculated as the difference between the Exercise Price and the Market Price (CDN$1.18) for the shares of Common Stock as at April 30, 2003.

(²) On May 12, 1998, the Company re-priced these options to $0.80 per share from $2.12 per share. The share price of the Company on the date of the re-pricing of the options was $0.60 per share.

Options for the purchase of shares of Common Stock, held as a group by executive officers; directors who are not executive officers; and employees who are not executive officers, are as follows:

		Number of Shares
		of Common Stock
Relationship to Aurizon	Number of Persons	Subject to Option

Executive Officers	3	1,087,500
Directors who are not executive officers	8	1,595,000
Employees who are not executive officers	16	673,500
Former Executive Officers(¹)	2	170,000
Former employees who were not executive officers(¹)	10	334,200

(¹) As part of their termination arrangements, the expiry date of Options granted to former Executive Officers, and former employees who were not executive officers, were extended to expire at the earlier of the expiry date of the options or three years from the date of termination.

Other

No other compensation was paid by the Company to the executive officers during the most recently completed financial year, including personal benefits and securities or property paid or distributed other than pursuant to a formal plan, which compensation was not offered on the same terms to all full time employees other than those covered by a collective agreement.

Indemnification Matters

The Company's Articles provide that subject to the provisions of the BCCA, the Company shall indemnify its directors and may indemnify its officers and employees and other agents.

The Company has entered into agreements to indemnify its directors and executive officers. These agreements, among other things, indemnify the Company's directors and executive officers from any and all liability, losses, damages, costs, charges, expense, fines and penalties which the director and/or executive officer may sustain, incur or be liable for in consequence of acting as a director and/or executive officer of the Company, whether sustained or incurred by reason of negligence, default, breach of duty, breach of trust, failure to exercise due diligence or otherwise in relation to the Company or any of them. The Company believes that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

C. Board Practices

The following information is provided with respect to the Company’s directors, and members of its administrative, supervisory or management body and includes date of expiration of the current term of office, and the period during which the person has served in that office:

	Position(s) with	Term of Office/
Name	Company	Period of Service

David P. Hall	Chairman	1995(1)
	President &	1991
	Chief Executive Officer	1991
	Director	1988

	Position(s) with	Term of Office/
Name	Company	Period of Service

Frank A. Lang	Director	1988(1)

Sargent H. Berner	Director	1988(1)
	Member of the Executive
	Compensation and Corporate
	Governance Committee	1994

Peter Ferderber	Director	1988(2)

Brian S. Moorhouse	Director	1988(3)
	Member of the Audit Committee	1988
	Member of the Executive Compensation
	and Corporate Governance Committee	1994

Gerard Gagne	Director	2002(1)

William E. Vance	Director	1988(2)

Ian S. Walton	Director	1993(2)
	Executive Vice-President &	1993
	Chief Financial Officer	1993
	Assistant Corporate Secretary	2002

Robert Normand	Director	1999(1)
	Member of the Audit Committee	1999

Richard Faucher	Director	1999(1)
	Member of the Executive
	Compensation and Corporate
	Governance Committee	1999

Julie A. Stokke Kemp	Corporate Secretary	1990

(1) the terms of office of Messrs. Richard Faucher, Gerard Gagne, Robert Normand, Sargent H. Berner, David P. Hall and Frank A. Lang expire at the annual meeting of shareholders to be held on June 17, 2003.

(2) the terms of office of Messrs. Peter Ferderber, William E. Vance and Ian S. Walton will expire at the third next succeeding annual meeting of the shareholders subsequent to June 18, 2002.

(3) the term of office of Mr. Brian S. Moorhouse will expire at the third next succeeding annual meeting of the shareholders subsequent to June 14, 2001.

Service Contracts

In August 1995, and effective February 1, 1995, David P. Hall entered into an employment agreement with the Company, pursuant to which Mr. Hall serves as Chairman, President and Chief Executive Officer of the Company. The term of the agreement extends through January 31, 1998, with automatic one-year extensions until either party gives notice of termination, unless sooner terminated in accordance with the terms of the agreement. Mr. Hall is entitled to participate in any incentive programs, including share option plans, share bonus plans or financial assistance plans, as determined by the Board of Directors.

The agreement may be terminated by Mr. Hall by providing one-month prior written notice. In the event the agreement is not renewed or is terminated by the Company without cause, Mr. Hall is entitled to receive severance compensation equal to three times his annual salary.

In August 1995, and effective February 1, 1995, Ian S. Walton entered into an employment agreement with the Company, pursuant to which Mr. Walton serves as a director, Executive Vice-President and Chief Financial Officer of the Company. The term of the agreement extends through January 31, 1998, with automatic one-year extensions until either party gives notice of termination, unless sooner terminated in accordance with the terms of the agreement. Mr. Walton is entitled to participate in any incentive programs, including share option plans, share bonus plans or financial assistance plans, as determined by the Board of Directors. The agreement may be terminated by Mr. Walton by providing one-month prior written notice. In the event the agreement is not renewed or is terminated by the Company without cause, Mr. Walton is entitled to receive severance compensation equal to three times his annual salary.

In August 1995, and effective February 1, 1995, the Company entered into a three year employment agreement with Ms. Julie Stokke Kemp. The term of the agreement provides an automatic one-year extension until either party gives notice of termination, unless sooner terminated in accordance with the term of the agreement. If the employee's employment is terminated by the Company "Without Cause" (as defined in the employment agreements), then Ms. Kemp is entitled to receive severance compensation equal to one year's salary plus one additional month's salary for each year of service or part thereof.

Information specified in this Item for individually named directors and senior officers incorporates by reference page 3 of the Management Information Circular dated April 30, 2003, prepared in connection with the Company’s Annual General Meeting to be held on June 17, 2003 (see Exhibit 10.1).

Audit Committee

The Audit Committee is composed of unrelated directors. The Audit Committee members as at May 20, 2003 were Mr. Gagne, Mr. Moorhouse, and Mr. Normand.

On April 3, 2003, the Board of Directors adopted an Audit Committee Charter for its Audit Committee, whereby the primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing: the financial reports and other financial information provided by the Company to any governmental body or other stakeholders; the Company’s systems of internal controls regarding finance, accounting, and the Company’s auditing, accounting and financial reporting processes. Consistent with this function, the Audit Committee is mandated to encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels. The Audit Committee’s primary duties and responsibilities are to:

  Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.
  Review and appraise the performance of the Company’s external auditors.
  Provide an open avenue of communication among the Company’s auditor, financial and senior management and the Board of Directors.

The Audit Committee met on December 11, 2002 to plan for the Audit and on April 3, 2003 to review the audited annual financial statements for the year ended December 31, 2002, during which time its members were Mr. Gagne, Mr. Moorhouse and Mr. Normand, all of whom are outside, unrelated directors. The Board considers that all members of the Audit Committee are financially literate and have a working familiarity with basic finance and accounting practices. In addition, Mr. Gagne and Mr. Normand, both of whom are Chartered Accountants, are considered by the Board to have accounting or related financial management expertise. The definition of “financially literate” is the ability to read and understand a balance sheet, an income statement and a cash flow statement. The definition of “accounting or related financial management expertise” is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

The Audit Committee met on April 3, 2003, to review the audited annual financial statements for the year ended December 31, 2002. The full Board meets with management on a quarterly basis to review and approve interim financial statements and to discuss financial performance compared to forecast.

Executive Compensation and Corporate Governance Committee

On April 3, 2003, the Board of Directors expanded the role of the Company’s former Compensation Committee to include the responsibility of developing the Company’s approach to governance issues. In view of its expanded role, the committee was re -named the Executive Compensation and Corporate Governance Committee (the “ECCGC”).

The primary function of the ECCGC is to assist the Board of Directors by:

  reviewing the adequacy and form of: the Company's compensation program for the Chief Executive Officer and the Chief Financial Officer (the “Named Executive Officers”); the non-employee directors’ compensation; and the compensation plans in effect or proposed for the Company’s senior managers and other employees; and
  recommending candidates for nomination, appointment, election and re -election to the Board and its committees, assessing Board performance; and determining appropriate orientation and education programs for new Board members.

In addition, the Board has adopted an Executive Compensation and Corporate Governance Charter for the ECCGC, whereby the ECCGC is responsible for making recommendations from time to time to the Board concerning matters related to corporate governance, as the ECCGC may deem appropriate or as may be referred to it from time to time by the Board. Annually, pursuant to its Charter, the ECCGC is required to review:

  The procedure for monitoring directors’ responsibility, diligence and for avoiding conflicts of interest.
  Current developments relating to corporate governance and, if required, propose to the Board changes to its mandate and corporate governance policy.
  The Board’s past years’ proceedings to evaluate its efficiency and make required recommendation, if any.
  And take appropriate action on any comment made by shareholders or regulatory authorities on the Company’s corporate governance practices.

The ECCGC is presently composed of three members, Messrs. Berner, Faucher and Moorhouse. The Board of Directors considers that two members, Messrs. Faucher and Moorhouse, are “unrelated directors” and one member, Mr. Berner, is a “related director”. Accordingly, the ECCGC is constituted with a majority of individuals who qualify as “unrelated directors”.

The former Compensation Committee met once during 2002.

D. Employees
	NUMBER OF EMPLOYEES	NUMBER OF EMPLOYEES
LOCATION	AS AT DECEMBER 31, 2002	AS AT APRIL 30, 2003
Vancouver office	6	6
Val d’Or office	4	4
Casa Berardi Mine	8	8
Total	18	18

The Sleeping Giant Mine which is operated by Cambior Inc. had 263 employees on December 31, 2002 and 269 employees on March 31, 2003, of which the majority are unionized hourly employees. A collective agreement covering the period from August 1, 2002 to July 31, 2007 exists between Cambior and the United Steelworkers of America.

E. Share Ownership

The following table sets forth the share ownership of those person listed in “Item 6: Directors, Senior Management and Employees, Compensation”.

	Number of
	Common	Number of Options
	Shares Held at	Outstanding at	Exercise Price
Name	March 31, 2003	March 31, 2003	$	Expiry Date

David P. Hall	393,342	50,000	0.60	February 22, 2004
		150,000	0.80	July 9, 2003
		70,000	0.72	Nov. 10, 2004
		125,000	1.00	March 23, 2005
		100,000	1.35	Dec. 19, 2004

Ian S. Walton	766,000	50,000	0.60	February 22, 2004
		80,000	0.80	July 9, 2003
		70,000	0.72	Nov. 10, 2004
		125,000	1.00	March 23, 2005
		100,000	1.35	Dec. 19, 2004

Frank A. Lang	1,858,175	25,000	0.60	February 22, 2004
		125,000	0.80	July 9, 2003
		50,000	0.72	Nov. 10, 2004
		50,000	1.00	March 23, 2005
		40,000	1.35	Dec. 19, 2004

Sargent H. Berner	94,700	25,000	0.60	February 22, 2004
		100,000	0.80	July 9, 2003
		50,000	0.72	Nov. 10, 2004
		50,000	1.00	March 23, 2005
		40,000	1.35	Dec. 19, 2004

Richard Faucher	25,000	50,000	0.72	Nov. 10, 2004
		40,000	1.35	Dec. 19, 2004

Peter Ferderber	164,379	25,000	0.60	February 22, 2004
		100,000	0.80	July 9, 2003
		50,000	0.72	Nov. 10, 2004
		50,000	1.00	March 23, 2005
		40,000	1.35	Dec. 19, 2004

Brian S. Moorhouse	200,000	25,000	0.60	February 22, 2004
		100,000	0.80	July 9, 2003
		50,000	0.72	Nov. 10, 2004
		50,000	1.00	March 23, 2005
		40,000	1.35	Dec. 19, 2004

Gerard Gagne	NIL	40,000	1.35	Dec. 19, 2004

Robert Normand	NIL	25,000	0.60	February 22, 2004
		50,000	0.72	Nov. 10, 2004
		40,000	1.35	Dec. 19, 2004

	Number of Common	Number of Options
	Shares Held at	Outstanding at	Exercise Price
Name	March 31, 2003	March 31, 2003	$	Expiry Date

William E. Vance	306,067	25,000	0.60	February 22, 2004
		100,000	0.80	July 9, 2003
		50,000	0.72	Nov. 10, 2004
		50,000	1.00	March 23, 2005
		40,000	1.35	Dec. 19, 2004

Julie A.S. Kemp	24,300	30,000	0.60	February 22, 2004
		40,000	0.80	July 9, 2003
		20,000	0.72	Nov. 10, 2004
		50,000	1.00	March 23, 2005
		27,500	1.35	Dec. 19, 2004

ITEM 7:	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

The Company is not owned or controlled, directly or indirectly, by any other corporation or by any foreign government.

The persons who are known by the Company to be the beneficial owners, directly or indirectly, of more than 5% of the Company's issued and outstanding shares of Common Stock as at April 30, 2003 are as follows:

			Percentage of Issued &
	Identity of Person or	Number of Common	Outstanding
Title Of Class	Group	Shares Owned	Common Shares Owned

Common Shares	9115-5036 Quebec Inc. (1)	4,372,053(2)	6.2%

Common Shares	Sodemex I & II, s.e.c.,(3)	8,812,180	12.5%
	65 Sainte-Anne, 12e etage
	Quebec, Quebec G1R
	3X5

 (1) 9115-5036 Quebec Inc. is a private company wholly -owned by Cambior Inc. Mr. Robert Normand, a director of the Company, is also a director of Cambior Inc.

 (2) 9115-5036 Quebec Inc. also owns a share purchase warrant to purchase 1,625,000 additional common shares at a price of $0.65 on or before June 30, 2003, and on a fully diluted basis, would own 7.1 % of the common shares of the Company.

(3) Mr. Robert Normand, a director of the Company, is the nominee of Sodemex I & II.

The following table lists information with respect to the total amounts of any class of the Company's voting securities owned by the officers and directors of the Company as a group as of April 30, 2003.

	Identity of	Amount	Class- Fully
Title Of Class	Person or Group	Owned	Diluted

Common Stock	Directors and Officers	6,514,463(¹)	7.74% (²)
(11 persons)

(1) Includes 2,682,500 shares of Common Stock issuable upon the exercise of incentive stock options held by directors and officers. These options are exercisable, at prices ranging from $0.60 per share to $1.35 per share, on or before July 9, 2003 to March 23, 2005.

(2) Assumes that all incentive stock options held by directors and officers have been exercised.

As of March 31, 2002, the total amounts of any class of the Company’s voting securities owned by the officers and directors as a group (11 persons) was 6,413,842 shares of Common Stock (including shares of Common Stock issuable upon the exercise of incentive stock options), representing 9.2% of the then fully diluted shares of Common Stock. As at March 31, 2001, the total amounts of any class of the Company’s voting securities owned by the officers and directors as a group (13 persons) was 6,483,342 shares of Common Stock (including shares of Common Stock issuable upon the exercise of incentive stock options), representing 11.91% of the then fully diluted shares of Common Stock.

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals or has been extracted from the register of shareholdings maintained by the Company's transfer agent.

There are no arrangements known to the Company, which may at a subsequent date result in a change in control of the Company.

As at April 30, 2003, there were 70,445,817 common shares of the Company issued and outstanding. Based on the records of the Company’s transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 3,054 shareholders of record. To the best of the Company’s knowledge, as of April 30, 2003 there were 1,085 registered Canadian shareholders, 34 international shareholders, and 1,935 shareholders registered in the United States holding approximately 54,849,301, 722,912, and 14,873,604 shares, respectively, which represented 77.86%, 1.03% and 21.11%, respectively, of the Company’s shares then outstanding.

B. Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2002, or proposed material transactions between the Company and:

(a) Enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b) associates ;

(c )individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual’s family;

(d)  key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals’ families;

(e)  enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company, except as follows:

        (i) Mr. Robert Normand, a director of the Company, is also a director of Cambior Inc. On April 18, 2002, 9115-5036 Quebec Inc., a private company, wholly-owned by Cambior Inc., purchased by way of private placement, 3,250,000 units of the Company at a price of $0.60 per unit (“Unit”). Each Unit consisted of one common share and one half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.65 per share prior to June 30, 2003. As of March 25, 2003, 9115-5036 Quebec Inc. owns 4,372,053 common shares of the Company and a share purchase warrant to purchase 1,625,000 additional common shares at a price of $0.65 on or before June 30, 2003. Therefore, on a fully diluted basis, 9115 -5036 Quebec Inc. would own 7.1 % of the common shares of the Company.

        (ii) Pursuant to agreements between the Company and Capital d’Amerique CDPQ Inc. and Fonds de Solidarite des Travailleurs du Quebec (FSTQ), management nominated Richard Faucher, Gerard Gagne and Robert Normand for election as directors of the Company and all were elected for a one-year term expiring at the next following annual general meeting. Management will nominate these directors for re -election as directors of the Comp any at the next Annual General Meeting. Gerard Gagne is the director nominee of Fonds de Solidarite des Travailleurs du Quebec (FSTQ), which on a fully diluted basis would own 6.26% of the Company; Robert Normand, is the nominee of Sodemex II s.e.c., which owns 12.5% of the Company; and Richard Faucher is the joint nominee of the aforementioned institutions. In addition, Robert Normand is also a director of Cambior Inc., which on a fully diluted basis would own, indirectly, 7.13% of the Company.

        (iii) Mr. Ian S. Walton, a director and officer of the Company, is also a director of Contrarian Resource Fund 2002 Management Limited, which is the General Partner of Contrarian Resource Fund 2002 Limited Partnership. On December 22, 2002, Contrarian Resource Fund 2002 Limited Partnership purchased, by way of private placement, 370,000 flow-through common shares of the Company at a price of $1.35 per share. As of April 30, 2003, Contrarian Resource Fund 2002 Limited Partnership owns 370,000 common shares of the Company.

Indebtedness to Company of Directors and Officers

As of April 30, 2003, no directors or senior officers of the Company are indebted to the Company or have been indebted to the Company since the beginning of the last completed financial year of the Company.

C. Interests of Experts and Counsel

Not applicable.

ITEM 8:	FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

This annual report contains the consolidated financial statements for the Company for the fiscal year ended December 31, 2002 which contain an Auditors’ Report dated March 7, 2003, Consolidated Balance Sheets as at December 31, 2002 and 2001, Consolidated Statements of Operations and Deficit for the Fiscal Years Ended December 31, 2002, 2001, and 2000, Consolidated Statements of Cash Flow for the Fiscal Years Ended December 31, 2002, 2001, and 2000 and Notes to the Financial Statements. See “Item 17: Financial Statements.”

Legal Proceedings

On February 4, 1993, proceedings were brought against the Company by several bondholders of the Company in the district court of Geneva, Switzerland, claiming to have held an aggregate of S.Fr. 220,000 (approximately US$134,000) in principal amount of the Company's previously issued Swiss bonds ("Bonds"). The claimants are seeking a declaratory order that resolutions passed at a bondholders meeting on June 2, 1992 in Geneva, by which the terms of the Bonds were amended to create a right of redemption and jurisdiction with respect to the Bonds was changed from Switzerland to British Columbia, were not valid. Although no monetary compensation or damages are claimed, the Company has been advised by its counsel that the maximum exposure to the Company from this claim is approximately $200,000 plus accrued interest. The Comp any has retained Swiss counsel and is defending against the action. The Company is unable to evaluate the possible outcome of this action at this time.

The Company is also involved in other litigation from time to time in the ordinary course of its business. In management’s opinion, such litigation is not material to the Company’s financing condition, results of operations or cash flows.

B. Significant Changes

Private Placement Financings

(a) 8,350,000 Units - April, 2002

On April 18, 2002 the Company completed a private placement of 8,350,000 units at a price of $0.60 per unit (“Unit”) resulting in proceeds of $4,709,400, net of financing commissions. Each Unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant will entitle the holder to acquire one common share at a price of $0.65 per share prior to June 30, 2003.

In addition, the Company issued broker warrants entitling the holder to purchase 501,000 Units at a price of $0.62 per Unit on or before June 30, 2003. Please see Exhibit 4.1, the Agency Agreement, for further information.

(b) 7,100,000 Common Shares - June, 2002

On June 25, 2002 the Company completed a private placement of 7,100,000 common shares at a price of $1.15 per share resulting in proceeds of $7,675,100, net of financing commissions.

In addition, the Company issued broker warrants entitling the holder to purchase 426,000 common shares at a price of $1.32 per share on or before June 25, 2004. Please see Exhibit 4.2, the Underwriters Agreement, for further information.

(c) 5,185,185 Flow-through Shares and 740,741 Common Shares- December, 2002

On December 23, 2002 the Company completed a private placement of 5,185,185 flow-through common shares at a price of $1.35 per flow-through commo n share, for proceeds of $7 million. In addition, on December 23, 2002, the Company completed a private placement of 740,741 common shares at a price of $1.35 per share, for additional gross proceeds of up to $1 million.

In addition, the Company issued broker warrants entitling the holder to purchase 355,556 common shares at an exercise price of $1.35 on or before December 23, 2004. Please see Exhibit 4.3, the Agency Agreement, for further information.

(d) 3,700,000 Flow-through Shares - May, 2003

On May 9, 2003, the Company completed a private placement of 3,700,000 flow-through common shares at a price of $1.35 per flow-through common share, for proceeds of $4,995,000.

In addition, the Company issued broker warrants entitling the holder to purchase 222,000 common shares at an exercise price of $1.35 on or before May 9, 2004. Please see Exhibit 4.4, the Agency Agreement, for further information.

ITEM 9:	THE OFFER AND LISTING

A. Offer and Listing Details

Price Ranges and Volume of Shares of Common Stock

The following table sets forth the price ranges and volume of shares of Common Stock on the Toronto and Montreal Stock Exchanges for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years:

Period		High $	Low $	Volume (000)

Toronto Stock Exchange
2003	First Quarter	1.71	1.06	5,794,631
	April	1.35	1.07	1,799,752
	March	1.42	1.06	1,411,401
	February	1.49	1.25	1,609,753
	January	1.71	1.31	2,773,477
2002	2002	1.85	0.22	29,508,047
	Fourth Quarter	1.54	1.02	5,309,589
	December	1.54	1.16	1,681,625
	November	1.42	1.11	1,884,040
	Third Quarter	1.42	0.94	6,197,844
	Second Quarter	1.85	0.70	14,145,420
	First Quarter	0.75	0.22	3,855,194
2001	2001	0.75	0.21	4,973,793
	Fourth Quarter	0.43	0.21	1,618,172
	December	0.28	0.21	668,828
	November	0.32	0.21	422,987
	Third Quarter	0.43	0.21	865,660
	Second Quarter	0.60	0.36	1,299,465
	First Quarter	0.75	0.46	1,190,496
2000	2000	1.10	0.46	8,721,689
	Fourth Quarter	0.75	0.46	1,416,140
	Third Quarter	0.98	0.56	1,343,717
	Second Quarter	1.10	0.82	2,474,340
	First Quarter	1.10	0.72	3,487,492
1999	1999	0.93	0.50	10,092,654
1998	1998	0.92	0.40	9,571,908

Montreal Exchange		High $	Low $	Volume (000)

1999		0.78	0.51	573,427
1998		0.90	0.40	3,293,662

B. Plan of Distribution

Not applicable.

C. Markets

During the past eleven years, the shares of Common Stock have been listed and traded in Canada on the Toronto Stock Exchange under the symbol "ARZ". In addition, the shares of Common Stock were listed and traded on the Vancouver Stock Exchange, however, at the request of the Company, due to relatively low trading volumes, they were de-listed from trading on the Vancouver Stock Exchange on January 2, 1996. The shares of Common Stock were also listed on the Montreal Exchange from 1988 to December 6, 1999, at which time the Company ceased trading on the Montreal Exchange due to a restructuring of the Canadian Stock Exchanges. The shares of Common Stock are not listed on any U.S. securities exchange.

The Company’s shares are also exchanged in U.S. dollars on NASDAQ’s Over the Counter Bulletin Board (OTCBB) under the symbol “AURNF”.

D. Selling Shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the Issue

Not applicable.

ITEM 10:	ADDITIONAL INFORMATION

A. Share Capital

Not applicable.

B. Memorandum and Articles of Association

The information called for by this item is contained in an Exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 1992, on file with the Commission and is hereby incorporated by reference.

C. Material Contracts

On April 5, 2001, the Company entered into an agreement with Richmont Mines Inc. (“Richmont”) whereby Richmont would acquire the Company’s 50% interest in the Beaufor Mine and Perron Property for $1,660,000 and a gold-indexed royalty on future production. The transaction was completed on May 1, 2001. See “Item 4: Information on the Company Property, Plant and Equipment”. The information called for by this item is also contained in an Exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission.

On July 5, 2002, Aurizon exercised its right of first refusal to match a third party offer, and acquired TVX Gold Inc.’s residual interest in the Casa Berardi property, which comprised an outstanding payment of $3.9 million and a gold indexed net smelter royalty, for cash consideration of $5 million. See “Item 4: Information on the Company Property Plant and Equipment” and Exhibit 4.1, the Property Purchase Agreement. The information called for by this item is also contained in an Exhibit to the Company’s annual report on Form 20-F for the year ended December 31, 1999, on file with the Commission.

D. Exchange Controls

There are currently no restrictions on the export or import of capital out of or into Canada, nor are there foreign exchange controls or other laws, decrees or regulations of Canada or the province of British Columbia restricting remittance of dividends or other payments to non-resident holders of the Company’s common shares, other than any applicable withholding taxes. However, no assurance can be given that legislation enacted in the future will not have an adverse impact on non-Canadian shareholders.

Except as provided in the Investment Canada Act (the “Investment Act”), there are no limitations under the laws of Canada, the province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the Company’s common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government (or agency thereof), corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada. An investment in the Company’s common shares by a non-Canadian (other than an “American” as defined in the Investment Act) would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company was $5 million or more. A non-Canadian

(other than an American) would be deemed to acquire control of the Company for the purposes of the Investment Act if he acquired a majority of the common shares outstanding (or less than a majority but controlled the Company in fact through the ownership of one-third or more of the common shares outstanding) unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of such shares. Certain transactions in relation to the Company’s common shares would be exempt from review under the Investment Act, including, among others, the following:

(a) acquisition of shares by a person in the ordinary course of that person’s business as trader or dealer in securities;

(b) acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provision of the Investment Act; and

(c) acquisition of control of the Company by reason of any amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of the Company, through the ownership of voting interests, remains unchanged.

The Investment Act was amended with the Canada-United States Free Trade Agreement to provide for special review thresholds for Americans (including “American-controlled entities” as defined in the Investment Act). Under the Investment Act, as amended, an investment in the Company’s common shares by an American would be reviewable only if it was an investment to acquire control of the Company and the value of the assets of the Company was equal to or greater than a specified amount (the “Review Threshold”), which increases in stages. The Review Threshold is currently $150 million, and remains at $150 million in constant 1992 dollars (calculated as prescribed in the Investment Act) after 1992.

The provisions of the Investment Act and Free Trade Agreement may have an anti-takeover effect as they may operate to prevent U.S. or other non-Canadian persons from directly or indirectly acquiring control of the Company.

E. Taxation

CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES

The discussion under this heading summarizes the material Canadian federal income tax consequences of acquiring, holding and disposing of shares of Common Stock of the Company for a shareholder of the Company who is not resident in Canada but is resident in the United States and who will acquire and hold shares of Common Stock of the Company as capital property for the purpose of the Income Tax Act (Canada) (the "Tax Act"). This summary does not apply to a shareholder who carries on business in Canada through a "permanent establishment" situated in Canada or performs independent personal services in Canada if the shareholder's holding in the Company is effectively connected with such permanent establishment or fixed base. This summary is based on the provisions of the Tax Act and the regulations thereunder and on the Company's understanding of the administrative practices of Canada Customs and Revenue Agency, and takes into account all specific proposals to amend the Tax Act or regulations made by the Minister of Finance of Canada to May 3, 2002. It has been assumed that there will be no other relevant amendment of any governing law although no assurance can be given in this respect. The existing tax treaty between the United States and Canada essentially calls for taxation of shareholders by the shareholder's country of residence. In those instances in which a tax may be assessed by the other country, a corresponding credit against the tax owed in the country of residence is generally available, subject to limitations. This discussion is general only and is not a substitute for independent advice from a shareholder's own Canadian and U.S. tax advisor.

The provisions of the Tax Act are subject to income tax treaties to which Canada is a party, including the Canada-United States Income Tax Convention (1980) (the "Convention") and the Protocol to the Convention.

Dividends on Shares of Common Stock

Under the Tax Act, a non-resident of Canada is generally subject to Canadian withholding tax at the rate of 25% on dividends paid or deemed to have been paid to him by a corporation resident in Canada. The Convention limits the rate to 15% if the shareholder is resident in the United States and the dividends are beneficially owned by and paid to him, and to 5%, if the shareholder is also a corporation that beneficially owns at least 10% of the voting stock of the payor corporation.

The Convention generally exempts from Canadian income tax, dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization constituted and operated exclusively to administer a pension, retirement or employee benefit fund or plan, if the organization is resident in the United States and is exempt from income tax under the laws of the United States.

Disposition of Shares of Common Stock

Under the Tax Act, a taxpayer’s capital gain (or capital loss) from a disposition of Common Stock of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the Common Stock and reasonable expenses of disposition.

A non-resident of Canada is not subject to tax under the Tax Act in respect of a capital gain realized upon the disposition of shares unless the shares represent "taxable Canadian property." In general, shares of Common Stock of the Company will constitute taxable Canadian property of a non-resident shareholder at a particular time if the shareholder used the shares in carrying on business in Canada, or if at any time in the 60 months immediately preceding the disposition, 25% or more of the issued shares of any class of the capital stock of the Company, which were shares on a prescribed stock exchange [Canadian and foreign listed stock exchanges (i.e., United States, U.K., Germany, Japan, etc.)] were owned by the non-resident and persons with whom the non-resident shareholder did not deal at arm's length.

Where a United States resident realizes a capital gain on a disposition of shares that constitute taxable Canadian property, the Convention relieves the United States resident from liability for Canadian tax on such capital gains unless:

a) the value of the shares is derived principally from "real property" in Canada, including the right to explore for or exploit natural resources and rights to amounts computed by reference to production,

b) the shareholder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be resident in Canada, or

c) the shares formed part of the business property of a "permanent establishment" or pertained to a fixed base used for the purpose of performing independent personal services that the shareholder has or had in Canada within the 12 months preceding the disposition.

At the present time, it appears that the value of the shares of Common Stock of the Company is derived principally from real property in Canada. Accordingly, the exemption from Canadian tax for capital gains on a disposition of these shares would not appear to be available. However, should the activities of the Company change or expand into other areas in the future, the exemption from Canadian tax may be available at that time.

Notwithstanding the potential exemption from Canadian tax provided under the Convention, where a non-resident of Canada disposes of shares of Common Stock of the Company that are "taxable Canadian property", the non-resident is required to file a Canadian income tax return in respect of any such dispositions.

Assuming that no exemption is available under the Convention, a shareholder who is a non-resident of Canada to whom the Company’s shares of Common Stock represent taxable Canadian property will include one-half of the amount of the capital gain (the “taxable capital gain”) on the disposition of the Company’s shares as taxable income for purposes of computing Canadian tax payable. Where a non-resident shareholder realizes a capital loss on the disposition of “taxable Canadian property”, one half of the loss (the “allowable capital loss”) may be deducted from taxable capital gains from the disposition of taxable Canadian property realized by the shareholder in the same year. Alternatively, where the nonresident shareholder cannot apply the allowable capital loss against taxable capital gains realized in the same year, subject to certain adjustments for years when the capital gains inclusion rate was greater than one-half, the allowable capital loss can be deducted from taxable capital gains realized by the non-resident shareholder in respect of taxable Canadian property in the three previous years or any subsequent year.

If a share of the Common Stock of the Company is disposed of by the Shareholder to the Company other than in the open market in the manner in which shares would normally be purchased by the public, the proceeds of disposition will, in general terms, be limited to the paid-up capital of the share and the balance of the price paid will be deemed to be a dividend. The amount of such dividend will be subject to Canadian withholding tax as previously described.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material United States federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of the Company's Common Stock. This discussion does not address consequences peculiar to persons subject to special provisions of federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations, shareholders owning Common Stock representing 10% of the vote and value of the Company. In addition, this discussion does not cover any state, local or foreign tax consequences.

The following discussion is based upon the sections of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial of recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time. The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of the Company's Common Stock and no opinion or representation with respect to the United States federal income tax consequences, to any such holder or prospective holders is made. Accordingly, holders and prospective holders of the Company's Common Stock should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of shares of Common Stock of the Company.

U.S. Holders

As used herein, a "U.S. Holder" is defined as (i) a citizen or resident of the U.S., or any state thereof, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes created or organized under the laws of the U.S. or any political subdivision thereof, (iii) an estate the income of which is subject to United States federal income tax regardless of source or that is otherwise subject to United States federal income tax on a net income basis in respect of the common shares, or (iv) a trust whose administration is subject to the primary supervision of a U.S. court and which has one or more U.S. fiduciaries who have the authority to control all substantial decisions of the trust, whose ownership of Common Stock is not effectively connected with the conduct of a trade or business in the United States and who is not a shareholder who acquired his or her stock through the exercise of employee stock options or otherwise as compensation.

Distributions on Shares of Common Stock

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the Company's Common Stock are required to include in gross income for United States federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, calculated pursuant to United States federal income tax principles, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be credited, subject to certain limitations, against the U.S. Holder's United States federal income tax liability or, alternatively, may be deducted in computing the U.S. Holder's United States federal taxable income by those who itemize deductions. (See more detailed discussion at "Foreign Tax Credit" below.)

To the extent that distributions exceed current or accumulated earnings and profits of the Company, calculated pursuant to United States federal income tax principles, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the Common Stock and thereafter as gain from the sale or exchange of such shares. Preferential tax rates for long-term capital gains are applicable to a U.S. Holder which is an individual, estate or trust. There are currently no preferential tax rates for long-term capital gains for a U.S. Holder which is a corporation. Dividends paid on the Company's Common Stock will not generally be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or has withheld from distributions) Canadian income tax with respect to the ownership of the Company's Common Stock may be entitled, at the option of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. Generally, it will be more advantageous to claim a credit because a credit reduces United States federal income taxes on a dollar-for-dollar basis, while a deduction merely reduces the taxpayer's income subject to tax. This election is made on a year-by-year basis and applies to all foreign taxes paid by (or withheld from) the U.S. Holder during that year. Subject to certain limitations, Canadian taxes withheld will be eligible for credit against the U.S. Holder's United States federal income taxes. Under the Code, the limitation on foreign taxes eligible for credit is calculated separately with respect to specific classes of income. Dividends paid by the Company generally will be either "passive" income or "financial services" income, depending on the particular U.S. Holder's circumstances. Foreign tax credits allowable with respect to each class of income cannot exceed the U.S. federal income tax otherwise payable with respect to such class of income. The consequences of the separate limitations will depend on the nature and sources of each U.S. Holder's income and the deductions appropriately allocated or apportioned thereto. The availability of the foreign tax credit and the application of the limitations on the credit are fact specific and holders and prospective holders of Common Stock should consult their own tax advisors regarding their individual circumstances.

Disposition of Shares of Common Stock

A U.S. Holder will recognize gain or loss upon the sale of shares of Common Stock equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received; and (ii) the shareholder's tax basis in the Common Stock. This gain or loss will be capital gain or loss if the shares are a capital asset in the hands of the U.S. Holder, and such gain or loss will be long-term capital gain or loss if the U.S. Holder has held the Common Stock for more than one year. Gains and losses are netted and combined according to special rules in arriving at the overall capital gain or loss for a particular tax year. Deductions for net capital losses are subject to significant limitations but, in general, non-corporate taxpayers may deduct net capital losses, whether short-term or long-term, of up to US$3,000 per year (US$1,500 in the case of a married individual filing separately). For U.S. Holders who are individuals, any unused portion of such net capital loss may be carried over to be used in later tax years until such net capital loss is thereby exhausted. For U.S. Holders which are corporations (other than corporations subject to Subchapter S of the Code), an unused net capital loss may be carried back three years from the loss year and carried forward five years from the loss year to be offset against capital gains until such net capital loss is thereby exhausted. Gain or loss recognized upon the sale of shares of Common Stock generally will be treated as United States source income or loss for foreign tax credit purposes.

OTHER CONSIDERATIONS

In the following circumstance, the above discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of the Company’s Common Stock:

It is unlikely that the company meets the definition of a "foreign personal holding company" (a "FPHC") or a "controlled foreign corporation (a "CFC") under current U.S. law. If more than 50% of the voting power or value of the Company were owned (actually or constructively) by U.S. Holders who each owned (actually or constructively) 10% or more of the voting power of the Company's common shares ("10% Shareholders"), then the Company would be treated as a CFC and each 10% Shareholder would be required to include in its taxable income as a constructive dividend an amount equal to its share of certain undistributed income of the Company. If (1) more than 50% of the voting power or value of the Company's common shares were owned (actually or constructively) by five or fewer individuals who are citizens or residents of the United States and (2) 60% (50% in subsequent years) or more of the Company's gross income consisted of certain interest, dividend or other enumerated types of income, then the Company would be a FPHC. If the Company were a FPHC, then each U.S. Holder (regardless of the amount of the Company's common shares owned by such U.S. Holder) would be required to include in its taxable income as a constructive dividend its share of the Company's undistributed income of specific types.

We do not believe that the Company meets the definition of a “passive foreign investment company” (a “PFIC”), but there can be no assurance that we will not become a PFIC in the future. If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year h as ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC. Gains from transactions in commodities such as gold are treated as “passive” income unless "substantially all" of a company's business (generally, more than 85%) is as an active producer of the commodity. It is possible that the rules relating to transactions in commodities were not intended to result in a corporation that is engaged in the active business of mining being treated as a PFIC.

If the Company were to be a PFIC, then a U.S. Holder would be required to pay an interest charge together with tax calculated at a maximum tax rate on certain "excess distributions" (defined to include gain on the sale of stock) unless such U.S. Holder made an election either to (1) include in his or her taxable income certain undistributed amounts of the Company's income or (2) mark to market his or her Company common shares at the end of each taxable year as set forth in Section 1296 of the Code.

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company’s Common Stock. Under Treasury regulations currently in effect, a non-corporate holder may be subject to backup withholding at a 30% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments. Finalized Treasury regulations have generally expanded the circumstances under which U.S. information reporting and backup withholding may apply. Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules, including the finalized Treasury regulations.

F. Dividends and Paying Agents

Not applicable.

G. Statements by Experts

Not applicable.

H. Documents on Display

Any documents referred to in this annual report may be inspected at the head office of the Company, Suite 900 – 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, during normal business hours.

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and, to the extent required of Canadian companies, will file periodic reports and other information with the Commission. All such reports and information may be read and copied at the public reference facilities listed below. The Company intends to give its shareholders annual reports containing audited financial statements and a report thereon from its independent chartered accountants and quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

Statements made in this annual report on Form 20-F about the contents of contracts or other documents are not necessarily complete and we refer you to the copy of such contracts or other documents filed as exhibits to this annual report.

The Company’s SEC filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Commission in Judiciary Plaza, Room 1024, 450 Fifth Street N.W., Washington, D.C., 20549. Copies of these filings may be obtained from these offices after the payment of prescribed fees. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

The Company will also provide its shareholders with proxy statements prepared according to Canadian law. As a Canadian Company, the Company is exempt from the Exchange Act rules about prescribing the furnishing and content of proxy statements to shareholders and is also exempt from the short-swing profit recovery and disclosure regime of section 16 of the Exchange Act.

I. Subsidiary Information

There is no information relating to the Company’s inactive subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM 11:	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price and Foreign Currency Exchange Rate Risk

The Company is engaged in gold mining and related activities, including exploration, extraction, processing, refining and reclamation. Gold bullion is the Company’s principal product. Changes in the price of gold and foreign exchange rates, both of which may fluctuate widely from time to time, could significantly affect the Company’s profitability and cash flows. See “Key Information” under Item 3 above, for a description of risk factors relating to gold price volatility and foreign exchange and currency fluctuations.

Since gold is quoted in United States dollars and the operating costs of the Sleeping Giant Mine are in Canadian dollars, changes in the U.S. to CDN currency rates will directly affect earnings and cash flow. At current 2003 estimates of production of 30,000 ounces of gold and an estimated average gold price of at least U.S.$350, including the effects of the Company’s hedging program, a change of 0.05 in the 1.57 U.S. to CDN dollar exchange rate would have an impact upon earnings and cash flow of approximately $500,000. The Company therefore utilizes foreign exchange contracts, for purposes other than trading, to manage foreign currency exchange risk. At December 31, 2002, the Company held US$2.0 million of foreign currency contracts for 2003 at an average conversion rate of 1.606 into Canadian dollars.

Gold prices are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks. The demand for and supply of gold affect gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities. The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. The demand for gold consists of jewelry and investment demand.

At current 2003 estimates of production of 30,000 ounces of gold, a US$10 per ounce change in gold prices would have a $500,000 impact of forecast 2003 earnings and cash flows. The Company therefore uses derivative commodity instruments to manage its exposure to the risks associated with fluctuations in the price of gold. At December 31, 2002, the Company held 2,000 ounces of gold spot deferred contracts for 2003 at an average delivery price of US$330 per ounce.

ITEM 12:	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not Applicable.

PART II

ITEM 13:	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within thirty days, relating to indebtedness of the Company or any of its significant subsidiaries. There are no payments of dividends by the Company in arrears, nor has there been any other material delinquency relating to any class of preference shares of the Company.

ITEM 14:	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There has not been a material modifications to the rights of security holders of the Company.

ITEM 15:	CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures . The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-14(c) and 15d -14(c)) on March 31, 2003, have concluded that, as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal controls. There were no significant changes in the Company’s internal controls or in other factors that could significantly affect the Company’s disclosure controls and procedures subsequent to the date of their evaluation, nor were there any significant deficiencies or material weaknesses in the Company’s internal controls. As a result, no corrective actions were required or undertaken.

PART III

ITEM 17:	FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this annual report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars. Such financial statements have been reconciled to U.S. GAAP (see note 17 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3 “Key Information” under “Selected Financial Data” –“Exchange Rate Data”.

ITEM 18:	FINANCIAL STATEMENTS

Not applicable.

ITEM 19:	EXHIBITS

(a) Financial Statements
(i)	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Years ended December 31, 2002 and 2001.

(ii)	Management’s Responsibility for Financial Reporting.

(iii)	Auditors’ Report dated March 7, 2003.

(iv)	Consolidated Balance Sheets as at December 31, 2002 and 2001.

(v)	Consolidated Statements of Operations and Deficit for the years ended December 31, 2000, 2001, and 2002.

(vi)	Consolidated Statements of Cash Flow for the years ended December 31, 2000, 2001 and 2002.

(vii)	Notes to the Consolidated Financial Statements.

(viii)

 Financial Statement Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statements or notes thereto filed herein.

Exhibits

1.1	Articles and By-Laws (incorporated by reference to the Company’s annual report on Form
20-F for the year ended December 31, 1992, on file with the Commission, as filed on
October 18, 1993, under Commission file number 000 -22672).

2.1	Shareholder Rights Plan dated December 14, 2000 (incorporated by reference to the
Company’s annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

4.1	Property Purchase Agreement dated April 30, 1998 between Aurizon Mines Ltd. and TVX
Gold Inc. (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 1999, on file with the Commission).

4.2	Agency Agreement between Aurizon Mines Ltd. and National Bank Financial Inc. dated
April 18, 2002 (incorporated by reference to the Company’s annual report on Form 20 -F for the year ended December 31, 2001, on file with the Commission).

4.3	Underwriting Agreement between Aurizon Mines Ltd. and National Bank Financial Inc. and
Haywood Securities Inc. dated June 3, 2002.

4.4	Agency Agreement between Aurizon Mines Ltd. and National Bank Financial Inc., Dundee
Securities Corporation, Haywood Securities Inc., and Canaccord Capital Corporation dated
December 23, 2002.

4.5	Agency Agreement between Aurizon Mines Ltd., Dundee Securities Corporation and
National Bank Financial Inc., dated May 9, 2003.

4.6	Beaufor Mine and Perron Property Sale Agreement dated April 5, 2001 between Aurizon
Mines Ltd. and Richmont Mines Inc. (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

4.7	Mining lease: Sleeping Giant Mine (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

4.8	Mining lease: Casa Berardi Mine (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

10.1	Management Information Circular dated April 30, 2003.

12.0	Section 906 Certifications by the Chief Executive and Chief Financial officers.

GLOSSARY OF MINING TERMS AND DEFINITIONS

Carbon-in-leach (CIL)-- a process to recover dissolved gold onto activated carbon. The activated carbon is introduced into a gold ore-cyanide slurry during the agitation process and is subsequently separated from the slurry for the removal of the gold.

Carbon in Pulp Processing (CIP) -- a process, similar to CIL, to recover dissolved gold onto activated carbon. The activated carbon is introduced to the system after the gold has been dissolved by the cyanide solution.

Cut-Off Grade -- the lowest grade of mineralized rock that qualifies as ore grade in a given deposit, and is also used as the lowest grade below which the mineralized rock currently cannot be profitably exploited. Cut-off grades vary between deposits depending upon the amenability of ore to gold extraction and upon costs of production.

Core/Diamond Drill -- a machine designed to rotate under pressure an annular diamond studding cutting tool to produce a more or less continuous solid sample of material.

Feasibility Study -- a comprehensive study to determine if a project is economically feasible; its conclusions will determine if a production decision can be made and be used for financing arrangements.

Gold Dore -- the term for a bar of gold which contains impurities in excess of two percent.

Induced Polarization Survey -- An exploration technique based on the detection of differing responses that individual rock types or alteration have to an artificially induced electrical charge. The response measured can be either the delay characteristic of the induced charge or the frequency phase changes resulting from the charge.

Merrill-Crowe -- a precipitation process to recover precious metals from a cyanide solution using zinc dust.

Milling Operation -- Generally refers to the grinding and crushing of ore.

Mineralized Deposit -- a mineralized body which has been physically delineated by drilling, underground work, surface trenching and other workings or drill holes and found to contain a sufficient amount of mineralized material with an average grade sufficient to warrant further evaluation. Such deposit does not qualify as a commercially mineable (or viable) ore body until technical, economic and legal factors have been sufficiently satisfied to classify the mineralized material as a Reserve.

Mining Claim -- that portion of public mineral lands which a party has staked or marked out in accordance with provincial or state mining laws to acquire the right to explore for and exploit the minerals under the surface.

Net Smelter Return -- a return based on the actual gold sale price received less the cost of refining at an off-site refinery.

Ore -- a natural aggregate of one or more minerals which, at a specified time and place, may be mined and sold at a profit, or from which some part may be profitably separated.

Ounces -- troy ounces; in this report production figures refer to gold having a fineness of at least 995 parts per 1,000 parts; other references to ounces in this report do not refer to a specific fineness. There are 31.1035 grams in a troy ounce.

Mineral Reserve -- that part of a mineral deposit that could be economically and legally extracted or produced at the time of the reserve determination. Mineral reserves are customarily stated in terms of "ore" when dealing with metalliferous minerals.

Probable Mineral Reserves – mineral reserves for which quantity and grade and/or quality are computed from information similar to that used for proven mineral reserves, but the sites for inspection, sampling and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven mineral reserves, is high enough to assume continuity between points of observation.

Proven Mineral Reserves – mineral reserves for which (a) quantity is computed from dimensions revealed in outcrops, trenches, workings or drill holes; grade and/or quality are computed from the results of detailed sampling; and (b) the sites for inspection, sampling and measurement are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of mineral reserves are well established.

Proven/Probable Mineral Reserves -- is used if the difference in degree of assurance between proven and probable mineral reserves cannot be reliably defined.

Reclamation -- the process by which lands disturbed as a result of mining activity are turned back to a beneficial land use. Reclamation activity includes the removal of buildings, equipment, machinery, and other physical remnants of mining; the closure of tailings impoundments, leach pads and other mine features, and the contouring, covering and revegetation of waste rock piles and other disturbed areas.

Shaft -- a vertical passageway to an underground mine for moving personnel, equipment, supplies and material including ore and waste rock.

Sulphide Ore -- refers to that part of the ore body that has not been oxidized by near-surface waters; generally contains the mineral pyrite (FeS 2)and other sulphides.

Tailings - material rejected from a mill after the valuable minerals have been recovered.

Tonne -- a metric ton of 1,000 kilograms (2,205 pounds).

Tons -- dry short tons (2,000 pounds).

Time-domain Electromagnetic Surveying -- an exploration technique that measures a rock's resistance to the flow of electrical current, which is known as resistivity. TDEM differs from other resistivity methods in that the current is induced as a time-varying magnetic field that is generated by current flow through a large square loop of insulated wire laid on the ground.

MANAGEMENT'S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's discussion and analysis provides a review of the performance of Aurizon's business and compares its 2002 performance with those of the preceding two years. Issues and risks that can be expected to impact future operations are also discussed.

Overview

Aurizon is a Canadian-based gold mining company with operations and exploration activities in north-western Quebec, one of the world's most prolific gold and base metal regions. Aurizon owns 50% of the Sleeping Giant mine and 100% of the advanced development stage Casa Berardi project. The Sleeping Giant mine produced 33,000 ounces of gold to Aurizon's account in 2002 at a cash cost of US$242 per ounce.

Higher realized gold prices, stable gold production, and lower care and maintenance costs improved Aurizon's 2002 financial results compared to the two prior years. For 2002, Aurizon incurred a net loss of $2.8 million or $0.05 per share, compared to a net loss of $6.1 million or $0.16 per share in 2001, and a net loss of $8.4 million or $0.22 per share in 2000. The 2001 and 2000 results included non-cash write-downs of resource assets totaling $1.1 million and $8.6 million respectively.

Operating cash flow from Sleeping Giant in 2002 supported the care and maintenance costs at Casa Berardi totaling $2.5 million, resulting in modest corporate cash flow for the year. Operating cash flow generated $0.2 million in 2002, compared to negative cash flow of $2.8 million, and positive cash flow of $6.2 million in 2001 and 2000, respectively.

Three equity financings provided $20.1 million to Aurizon in 2002, allowing the elimination of long term debt and the reinitiation of exploration activity at Casa Berardi. At December 31, 2002, Aurizon had cash and working capital of $12 million.

Gold Production

Total gold production in 2002 increased to 33,000 ounces from 31,900 ounces in 2001. Total gold production in 2000 was 56,100 ounces, of which 17,100 ounces were attributable to the Beaufor mine, whose operations were suspended in August 2000, and subsequently sold in April 2001.

Revenue

Higher realized gold prices together with a modest increase in gold production in 2002 resulted in an 18% increase in revenue from mining operations compared to 2001. Revenue from mining operations in 2002 was $16.4 million compared to $13.9 million in 2001, and $24 million in 2000. Revenue in 2000 included gold production from the Beaufor mine. The average gold price realized in 2002 was US$310 per ounce, matching the average London afternoon fixing, higher than the US$276 and US$287 per ounce achieved in 2001 and 2000, respectively. During 2002, Aurizon's foreign currency contracts were settled at rates that matched the yearly average exchange rate of 1.57, resulting in Aurizon realizing a Canadian dollar gold price of $487 per ounce. This compares favourably with Canadian dollar realized gold prices per ounce of $428 and $424 in 2001 and 2000, respectively.

Aurizon's ability to generate mine operating profits from its current operations is related, in part, to the market price of gold. Gold trades on the global commodity exchanges and its price is affected by numerous factors beyond the control of Aurizon. With expectations of higher gold prices in 2002, a significantly reduced hedging program contributed revenue of $22,000 in 2002, down from $256,000 and $555,000 in 2001 and 2000, respectively. At December 31, 2002 Aurizon had less than one month's production hedged.

The average London gold price rose 14% in 2002 to US$310 per ounce compared to the prior year's US$271 per ounce, the lowest average annual price in twenty-three years. Current prices are still significantly below historical gold prices, which had averaged US$386 per ounce over the twenty-year period prior to 1999. The low gold prices for the last four years have been largely driven by central bank selling, speculative short positions and a very strong U.S. dollar.

Interest, royalty and other income in 2002 totaled $656,000, compared to $692,000 in 2001 and $376,000 in 2000. Royalty income from the Beaufor mine which reopened under new owners in 2002 provided $350,000. Other income in 2001 includes $620,000 of gold recovered from the circuit of a mill prior to its disposition.

Expenses

Mine operating costs in 2002 increased 8% to $12.6 million from $11.7 million in 2001, due to higher unit mining costs at Sleeping Giant. Unit operating costs rose to $124 per tonne, compared to $109 per tonne in 2001, resulting in total cash costs per ounce of US$242 compared to US$236 in 2001. A 9% increase in ore grade due to higher grade ore from Zone 8, partially offset by a 5% decline in ore mined, resulted in total gold production increasing by 4% during the year compared to 2001.

In 2000, mine operating costs included Beaufor mine costs up to the date of suspending operations and totaled $16.9 million or US$203 per ounce. Aurizon's 50% interest in the Beaufor mine was sold in 2001 for cash and a gold-indexed royalty on future production.

Depreciation and depletion expense totaled $2.4 million in 2002, compared to $1.8 million in 2001, and $4 million in 2000. In aggregate, consolidated depreciation, depletion and reclamation costs per ounce totaled US$46 in 2002 compared to US$36 and US$50 in each of the two prior years. A 2% decline in ore reserves at Sleeping Giant together with an increase in capitalized costs associated with exploration and development activities were the main contributing factors to the higher unit charges in 2002. No changes to the provision for reclamation have been necessary since 2000 when an additional provision of $120,000 was made.

Administrative and general costs have remained stable for the past two years at $1.6 million and compared to $2.2 million in 2000. The 27% decrease in 2001 from 2000 reflects cost cutting measures, including staff reductions, which also resulted in additional one-time restructuring costs of $788,000.

Care and maintenance costs decreased to $2.5 million compared to $3.1 million in 2001. The 2002 costs related solely to Casa Berardi, whereas in 2001, costs of $2.6 million were associated with Casa Berardi and additional costs of $0.5 million were incurred at Beaufor up to the date of disposition. Prior to 2001, Casa Berardi costs were capitalized as Aurizon was conducting significant exploration activity to advance the development of the project. In 2000, care and maintenance costs at Beaufor totaled $672,000.

During 2002, exploration and property investigation costs decreased to $81,000 from $203,000 in 2001, and $217,000 in 2000.

The write off of deferred finance costs associated with the early repayment of the Casa Berardi obligation, and interest costs on that obligation totaled $482,000 in 2002 compared to $254,000 in 2001.

As a result of the decision to sell non-core assets in 2001, the Beaufor mine was sold, resulting in a loss on sale totaling $251,000.

During 2001, Aurizon incurred aggregate non-cash charges of $1.1 million in respect of the carrying va lues of its non-producing mineral properties. In 2000, these charges totaled $8.6 million which included write -downs of $1.5 million and $1.7 million, respectively, against Aurizon's interests in the Beaufor and Sleeping Giant mines. There were no write -downs of mineral properties in 2002.

Aurizon realized a gain of $36,000 in 2002 on the disposal of surplus equipment, compared to gains of $277,000 and $38,000 in 2001 and 2000, respectively.

Capital tax expense for 2002 was $157,000, compared to $126,000 and $139,000 recorded in 2001 and 2000, respectively. Income tax expense is in respect of large corporations tax and was $61,000, $45,000 and $43,000 in 2002, 2001 and 2000, respectively.

Cash Flow

Operating Activities

Operations generated $0.2 million of cash during 2002, as cash flow from Sleeping Giant exceeded site maintenance costs at Casa Berardi and corporate costs. This is an improvement from the previous year, during which, $2.8 million was consumed by operations. Operations provided cash flow of $6.2 million in 2000, reflecting eight months of cash flow from Beaufor operations prior to suspending operations and the capitalization of Casa Berardi site costs due to the value-added work provided during the completion of a feasibility study.

Investing Activities

Three equity financings in 2002 allowed the reinstatement of exploration activities at Casa Berardi, which, together with a major exploration program at Sleeping Giant, resulted in aggregate investing activities totaling $5.9 million in 2002. In contrast, the divestiture of the Beaufor Mine, non-core assets and gold recoveries from an idle mill facility exceeded capital expenditures by $1.1 million in 2001. Aggregate capital expenditures incurred in 2000 totaled $6.5 million.

Mineral property expenditures in 2002 totaled $5.8 million, of which $3.1 million was invested at Casa Berardi and $2.7 million was invested at Sleeping Giant. At Casa Berardi, $1.1 million was paid to acquire the residual net smelter royalty from the original vendors and $2.0 million funded 21,000 metres of exploration drilling east of Zone 113. At Sleeping Giant, $2.7 million was invested in 68,000 metres of exploration drilling and approximately 1,400 metres of drifting. In 2001, mineral property expenditures totaled $1.8 million, all of which was invested at Sleeping Giant, primarily in the exploration and development of the 8 Zone and to fund 50,000 metres of exploration drilling. In 2000, mineral property expenditures totaled $6 million, of which, $4 million was incurred at Casa Berardi related to engineering costs incurred in connection with the feasibility study completed in the first quarter of the year, and ongoing site costs. Mineral property expenditures in 2000 also included $1.6 million incurred at Sleeping Giant, including 1,198 metres of drift development and 44,600 metres of exploration diamond drilling; and $402,000 incurred at Beaufor.

In 2002 and 2001, property, plant and equipment additions totaled $220,000 and $114,000, respectively, the majority of which was spent on mine equipment at Sleeping Giant. In 2000, expenditures totaled $574,000, including mining equipment purchases of $333,000 and $164,000, respectively, at Beaufor and Sleeping Giant.

In 2001, investing activities include the sale of Aurizon's 50% interest in the Beaufor mine for cash consideration of $1.7 million and $1.0 million of income from gold recovered from the mill circuit at Casa Berardi.

Sales of surplus equipment generated proceeds in 2002, 2001 and 2000 of $97,000, $369,000, and $76,000, respectively.

Financing Activities

Three equity financings, the exercise of warrants attached to these issuances, and the exercise of incentive stock options resulted in net proceeds of $20.1 million in 2002. As at December 31, 2002, there were 5.4 million warrants outstanding at an average exercise price of $0.75 per share, of which 4.6 million warrants at an average price of $0.65 per share expire on June 30, 2003. In 2001 and 2000, the exercise of share purchase warrants and incentive stock options generated proceeds of $69,000 and $109,000.

In respect of non-cash financing activities impacting share capital, Aurizon issued 639,246 shares in 2002 and 1,320,907 shares in 2001 having fair values of $290,000 and $446,000, respectively, as consideration for interest and deferred finance costs associated with the Casa Berardi acquisition.

During 2002 and 2001, Sleeping Giant received non-repayable government grants to fund ongoing exploration activities, of which Aurizon's share was $52,000 and $337,000, respectively. During 2000, Aurizon received

$104,000 in respect of financial assistance from the Ministry of Natural Resources of Quebec for exploration activity at Casa Berardi.

In 2002, Aurizon received $0.6 million of provincial refundable mining duties in respect of certain eligible exploration expenditures.

The equity financings in 2002 allowed the early repayment of long-term debts totaling $4.3 million, which was the remaining Casa Berardi acquisition obligation totaling $3.9 million and deferred hydro charges totaling $0.4 million. During 2001, $120,000 of long-term debt was repaid.

Aurizon's aggregate operating, investing and financing activities during 2002 resulted in a net $10.7 million increase in its cash balances. As at December 31, 2002, cash and cash equivalents stood at $12.4 million, compared to $1.8 million in 2001 and $3.2 million in 2000.

Balance Sheet

The total assets of Aurizon increased to $43 million at December 31, 2002 from $29 million the previous year. At the end of 2002, Aurizon had working capital of $12 million compared to $1.2 million at the end of 2001. Aurizon has no debt at December 31, 2002 compared to long-term debt of $4.2 million the previous year. Shareholders' equity increased to $36. 1 million at December 31, 2002, compared to $18.7 million the previous year, primarily as a result of the significant equity financings completed in 2002.

The convertible debentures totaling $6.5 million will mature on May 31, 2003, and are convertible into common shares of the Company at $0.60 per share, at any time prior to maturity. On May 31, 2003 these debentures automatically convert into 11,666,690 common shares of the Company.

Outlook

Aurizon's share of gold production from Sleeping Giant in 2003 is expected to decrease 8% from 2002 levels to 30,500 ounces as a result of lower anticipated ore production due to a change in mining method of Zone 8, thereby reducing the availability of ore in the first half of 2003. Total cash costs per ounce are expected to increase to US$258 in 2003, compared to US$242 achieved in 2002 due to the lower production rates and the necessity to utilize a more expensive mining method to extract ore from a flatter dipping Zone 8.

Based upon estimated ore grades, production rates, operating costs, an average forecast gold price of US$350 per ounce, and an average U.S. dollar exchange rate of 1.50, the Sleeping Giant Mine is expected to provide approximately $4.4 million in operating cash flow to Aurizon during the year. From this amount, Aurizon intends to fund $3.0 million of exploration, development, and capital expenditures at Sleeping Giant, resulting in net minesite cash flow of approximately $1.4 million. The projected profitability of Sleeping Giant will be influenced by changes in the grade of ore mined from that estimated, and by fluctuations in gold prices and foreign exchange rates over which Aurizon has no control.

In March 2003, a decision was made to deepen the current production shaft at Sleeping Giant by 200 metres to allow access to 77,000 tonnes of probable mineral reserves at a gold grade of 12.2 grams/tonne and 192,000 tonnes of inferred mineral resources at a gold grade of 10.3 grams/tonne. Aurizon's share of the cost is estimated at approximately $3.5 million and will be incurred between the end of the first quarter of 2003 and the third quarter of 2004. This program should extend the mine life of Sleeping Giant by two years and provide the opportunity to find more ounces within reach of the infrastructure.

Aurizon's operations are very sensitive to the grade of ore mined. The 2003 mine plan for Sleeping Giant anticipates mill throughput of 161,000 tonnes at a grade of 12 grams per tonne. A 10% change in grade would impact Aurizon's forecast 2003 cash flow by $1.6 million.

A US$10 per ounce change in the US$350 per ounce gold price used in Aurizon's 2003 forecast, would have a $500,000 impact on forecast cash flow. The gold price was relatively volatile during 2002, with the London afternoon fixing ranging from a high of US$349 per ounce in December, to a low of US$278 per ounce in January, before closing the year at US$343 per ounce. Market sentiment improved dramatically in 2002 and early 2003 as gold prices breached the US$380 mark. As at December 31, 2002, Aurizon had less than one month's gold production hedged.

A change of 0.05 in the 1.50 U.S. to Canadian dollar exchange rate used in Aurizon's 2003 forecast, would impact cash flow by approximately $500,000. In 2002, the Canadian dollar ranged from 1.511 to 1.613 against the U.S. dollar and averaging 1.570 for the year.

A major underground exploration program at Casa Berardi will commence in early 2003 to extend the present ramp at the West Mine area out to Zone 113 at the 550 metre level. This nineteen month program will provide access to Zone 113 to allow in-fill definition drilling and the extraction of a bulk sample in order to increase the confidence level of the grade, continuity and extent of Zone 113. The costs of this program, including site maintenance costs, are estimated to be $11 million in 2003. In addition, a $2 million, 20,000 metre drill program is planned to provide further infill drilling in the 118-120 Zone area and to perform step-out drilling between this area and the East Mine. The objective of these programs is to upgrade the quality of existing reserves and delineate additional reserves in order to secure project financing for the development of a commercial mining operation.

Aurizon relies on net minesite cash flow from Sleeping Giant to cover corporate costs and on equity capital to fund significant exploration and development activity at Casa Berardi. The successful completion of three equity financings in 2002, which realized net proceeds in excess of $20 million, combined with the anticipated exercise of share purchase warrants in June 2003, should provide sufficient funding for Aurizon's exploration and development commitments for 2003. Aurizon anticipates sourcing additional equity funding during the course of the year to further the exploration and development of Casa Berardi in 2004, in particular, completion of the underground program.

Risks and Uncertainties

The Company is subject to various risks and uncertainties affecting the financial condition of its business and the industry in which it operates. Such known and unknown risks, uncertainties and other factors, may cause the actual results, performance or achievements of the Company, to be materially different from any future results, performance, or achievements expressed or implied by forward-looking statements. Such factors include, among others, the following: general economic and business conditions, which will, among other things, impact demand for gold and other metals produced by the Company; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold; gold price volatility; increased competition; mining risks; exploration programs not being successful; inability to obtain financing; actual ore reserves being lower than those estimated; inability to obtain or, cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; risks associated with international operations; and foreign exchange and currency fluctuations. The reader is advised to read and consider the risk factors more particularly described in the Company's Annual Information Form.

Aurizon Mines Ltd.

Management's Responsibility for Financial Reporting

The consolidated financial statements of the Company and all the information included in this annual report are the responsibility of Management of the Company and have been approved by the Board of Directors. The financial statements have been prepared by Management in accordance with accounting principles generally accepted in Canada and, where appropriate, reflect Management's best estimates and judgements based on currently available information.

Management maintains a system of internal controls to provide reasonable assurance that financial information is reliable and accurate and assets are safeguarded.

The Board is responsible for ensuring that Management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the financial statements. The Board carries out this responsibility principally through its Audit Committee.

The Audit Committee meets annually with the external auditors to review the financial statements and to discuss audit related matters. The Committee reports its findings to the Board for consideration when approving the financial statements for issuance to the shareholders. The members of the Committee are independent directors. The Board meets with Management on a quarterly basis to review and approve interim financial statements and to discuss financial performance compared to forecast.

The Company's independent auditors, PricewaterhouseCoopers LLP were appointed by the shareholders to conduct an audit in accordance with Canadian generally accepted auditing standards and their report follows.

David P. Hall                                                                                                         Ian S. Walton

Chairman, President and                                                                                      Executive Vice-President

Chief Executive Officer                                                                                         and Chief Financial Officer

Vancouver, B.C., Canada

March 7, 2003

Auditors' Report

To the Shareholders of Aurizon Mines Ltd.

We have audited the consolidated balance sheets of Aurizon Mines Ltd. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flow for each of the years ended December 31, 2002, 2001 and 2000. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the U.S. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at December 31, 2002 and 2001 and the results of its operations and its cash flow for each of the years in the three-year period ended December 31, 2002 in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied on a basis consistent with that of the preceding year.

Chartered Accountants

Vancouver, B.C., Canada

March 7, 2003

Aurizon Mines Ltd.
Consolidated Balance Sheets
As at December 31, (in Canadian Dollars)
	2002	2001

	$	$
ASSETS
CURRENT
Cash and cash equivalents	12,441,888	1,787,055
Bullion settlements	606,045	476,528
Accounts receivable	1,118,180	1,030,522
Prepaids	293,900	212,180
Inventory	436,573	551,198

TOTAL CURRENT ASSETS	14,896,586	4,057,483
DEFERRED FINANCE COSTS (Note 6)	-	291,667
PROPERTY, PLANT AND EQUIPMENT (Note 4)	6,624,089	7,075,881
MINERAL PROPERTIES (Note 5)	21,144,354	17,932,192

TOTAL ASSETS	42,665,029	29,357,223

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	2,892,154	2,858,031
LONG-TERM DEBT (Note 6)	-	4,203,506
PROVISION FOR RECLAMATION COSTS (Note 7)	3,636,405	3,636,405

TOTAL LIABILITIES	6,528,559	10,697,942

SHAREHOLDERS' EQUITY
COMMITMENT TO ISSUE SHARES	-	99,446
SHARE CAPITAL (Note 8)
Common shares issued - 63,002,937
(2001 - 40,262,766)	83,195,861	62,850,320
CONTRIBUTED SURPLUS	742,943	742,943
CONVERTIBLE DEBENTURES (Note 9)	6,517,534	6,517,534
DEFICIT	(54,319,868)	(51,550,962)

TOTAL SHAREHOLDERS' EQUITY	36,136,470	18,659,281

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	42,665,029	29,357,223

The attached notes form an integral part of these consolidated financial statements.
Approved on behalf of the Board,

David P. Hall,                                                                                                Robert Normand

Director                                                                                Director

Aurizon Mines Ltd.
Consolidated Statements of Operations and Deficit
For the years ended December 31, (in Canadian Dollars)

	2002	2001	2000

	$	$	$
REVENUE
Mining operations	16,372,858	13,880,853	24,031,515
Interest, royalty and other income	656,429	692,023	376,462

	17,029,287	14,572,876	24,407,977

EXPENSES

Operating costs	12,552,353	11,663,097	16,889,963
Depreciation and depletion	2,365,676	1,788,677	4,013,995
Provision for reclamation	-	-	120,031
Administrative and general costs	1,602,487	1,647,016	2,170,330
Restructuring costs	-	788,148	-
Care and maintenance costs (Note 5)	2,532,458	3,081,698	671,643
Exploration and property investigation	80,772	202,770	216,677
Interest and financing costs	481,966	254,217	-
Loss on sale of resource assets	-	250,679	-
Write-down of resource assets	-	1,073,817	8,558,028
Gain on sale of property, plant and equipment	(35,511)	(276,637)	(37,737)
Capital taxes	157,358	126,347	139,138

	19,737,559	20,599,829	32,742,068

LOSS FOR THE YEAR BEFORE INCOME TAXES	(2,708,272)	(6,026,953)	(8,334,091)
INCOME TAX EXPENSE (Note 11)	(60,634)	(44,555)	(43,271)

NET LOSS FOR THE YEAR	(2,768,906)	(6,071,508)	(8,377,362)
DEFICIT - BEGINNING OF YEAR	(51,550,962)	(45,479,454)	(37,102,092)

DEFICIT - END OF YEAR	(54,319,868)	(51,550,962)	(45,479,454)

LOSS PER SHARE (Note 10) - Basic and Diluted	(0.05)	(0.16)	(0.22)

Weighted average number of Common shares outstanding	51,942,493	39,013,351	38,367,748

The attached notes form an integral part of these consolidated financial statements.

Aurizon Mines Ltd.
Consolidated Statements of Cash Flow
For the years ended December 31, (in Canadian Dollars)

	2002	2001	2000

	$	$	$
OPERATING ACTIVITIES
Net loss for the year	(2,768,906)	(6,071,508)	(8,377,362)
Add (deduct) items not requiring an outlay of cash:
Depreciation and depletion	2,476,653	1,929,197	4,198,961
Provision for reclamation	-	-	120,031
Interest and financing	481,966	254,217	-
Write-down of resource assets	-	1,073,817	8,558,028
Loss on sale of resource assets	-	250,679	-
Gain on sale of property, plant and equipment	(35,511)	(276,637)	(37,737)
Care and maintenance (Note 6 (b))	118,356	323,106	-

Cash flow from operations	272,558	(2,517,129)	4,461,921
Decrease (increase) in non-cash working capital items (Note 13)	(39,736)	(243,830)	1,690,545

	232,822	(2,760,959)	6,152,466

INVESTING ACTIVITIES
Property, plant and equipment	(220,393)	(113,967)	(574,173)
Cost recoveries from non-operating assets	-	989,321	-
Mineral properties	(5,796,165)	(1,839,738)	(6,033,757)
Sale of Beaufor Mine	-	1,664,384	-
Proceeds on disposal of property, plant and equipment	96,748	369,127	75,772

	(5,919,810)	1,069,127	(6,532,158)

FINANCING ACTIVITIES
Government grant (Note 5)	52,400	337,495	103,759
Mining duties	555,487	-	-
Issuance of shares	20,055,796	69,450	108,582
Long-term debt repayments	(4,321,862)	(119,600)	-

	16,341,821	287,345	212,341

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	10,654,833	(1,404,487)	(167,351)
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	1,787,055	3,191,542	3,358,893

CASH AND CASH EQUIVALENTS - END OF YEAR	12,441,888	1,787,055	3,191,542

The attached notes form an integral part of these consolidated financial statements.

Supplemental cash flow information is disclosed in note 13.

Aurizon Mines Ltd.

Notes to Consolidated Financial Statements

For the years ended December 31, 2002, 2001 and 2000

1. NATURE OF OPERATIONS

The Company is engaged in mining and related activities in Quebec, Canada, and its principal product is gold bullion.

The Company's results are impacted by the price of gold. Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks. The demand for and supply of gold affect gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities. The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals. The demand for gold consists of jewelry and investment demand. Gold can be readily sold on numerous markets throughout the world and its market value can be readily ascertained at any particular time. As a result, the Company is not dependent upon any one customer for the sale of its product.

The Company relies on the Sleeping Giant Mine as its only current source of operating cash flow. Production based on current reserves is expected to continue for approximately three years. Additional production from Sleeping Giant will be dependent on the results of future exploration and development programs to discover new reserves.

A significant focus of the Company's activities is currently the continuing exploration of the Casa Berardi property. A major underground and surface exploration program is underway in order to advance the project to commercial production.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Canadian Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. Measurement differences between Canadian and United States generally accepted accounting principles which would have a material effect on these consolidated financial statements are explained in note 15.

b) Principles of Consolidation

Certain of the Company's activities are undertaken in joint ventures with other parties. The Company accounts for its investments in joint ventures using the proportionate consolidation method.

c) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes. Significant areas where management's judgment is applied are asset valuations, contingent liabilities, future income tax valuation reserves and environmental and post-closure obligations. Actual results could differ from those estimates.

d) Cash Equivalents

The Company considers cash equivalents to be cash, as well as all short-term investments with a maturity of 90 days or less at the date of acquisition.

e) Inventory

Inventory is comprised of mine supplies and broken ore awaiting processing and is recorded at the lower of cost and net realizable value.

Aurizon Mines Ltd.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Mineral Properties

i) Producing Mineral Properties

Producing mineral properties are carried at cost, less accumulated depreciation, depletion, and write-downs. Carrying values of producing mineral properties are reviewed when events or conditions occur that suggest possible impairment and, where necessary, are written down to their estimated recoverable amount, determined on a non-discounted basis. Depletion is provided over the estimated life of the asset on a unit-of-production basis using proven and probable reserves. Management's estimates of gold price, recoverable proven and probable reserves, operating, capital and reclamation costs are subject to risks and uncertainties affecting the recoverability of the Company's investment in property, plant and equipment. Although management has made its best estimate of these factors based on current conditions, it is possible that changes could occur in the near term which could adversely affect management's estimate of net cash flows expected to be generated from its operating properties and the need for possible asset impairment write-downs.

Mining operations may be temporarily suspended and a mine placed on a "care-and-maintenance" basis. In this event, all costs incurred are expensed as care and maintenance costs.

ii) Non-Producing Mineral Properties

Acquisition, exploration and development costs associated with a non-producing mineral property are capitalized until the property is producing, abandoned, impaired in value or placed for sale. The costs are transferred to producing mineral properties in the case of a property placed into production. The costs of abandoned properties are charged to earnings when the property is abandoned. Net revenue derived from ore processed up to the point of attaining commercial production is credited to the related deferred expenditures. The costs of properties in excess of their estimated net recoverable amount are charged to earnings if the decision is made to dispose of the property or if it is determined that the property is impaired in value.

Care and maintenance costs are charged to operations during periods in which no significant exploration or development activities are being conducted.

The recoverability of the amounts capitalized in respect of non-producing mineral properties is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the exploration and development of the properties, and upon future profitable production or proceeds from the disposition of the properties.

g) Estimates of Proven and Probable Reserves

Management's calculation of proven and probable reserves is based upon engineering and geological estimates and financial estimates including gold prices and operating costs. The Company depreciates some of its assets and accrues for reclamation on a unit-of-production basis over proven and probable reserves. Changes in geological interpretations of the Company's ore bodies and changes in gold prices and operating costs may change the Company's estimate of proven and probable reserves. It is possible that the Company's estimate of proven and probable reserves could change in the near term and could result in revised charges for depreciation, depletion and reclamation in future reporting periods.

h) Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and write-downs and are depreciated over their estimated useful lives, primarily on the unit-of-production basis and a 20% declining balance rate for machinery and equipment. Depreciation is not provided on assets not in use.

Aurizon Mines Ltd.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

  i) Revenue Recognition

The Company recognizes revenue from metals when they have been extracted and processed at the mill facilities. Revenue amounts recognized but not settled are classified as bullion settlements. The Company uses forward gold and currency contracts to manage its exposure to the fluctuating price of gold and foreign exchange movements. Gains or losses from gold hedging are recognized in revenue as hedged production is delivered.

Royalty income is recognized on an accrual basis when the Company has reasonable assurance with respect to measurement and collectability.

j) Foreign Currency Translation

Foreign currency transactions are translated into Canadian dollars at the rates prevailing on the date of the transactions. Monetary balances are translated at the rate of exchange at the balance sheet date and revenue and expenses are translated at average exchange rates. The resulting gains and losses are included in the determination of earnings.

k) Provision for Reclamation Costs

All of the Company's operations are subject to reclamation, site restoration and closure requirements. Costs related to ongoing site restoration programs are expensed when incurred. A provision for mine closure and site restoration costs is charged to earnings over the lives of the mines on a unit-of-production basis and in the case where the Company has assumed an obligation, the liability is recorded at its estimated fair value. The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company's estimate of its ultimate reclamation liability could change due to possible changes in laws and regulations and changes in cost estimates.

l) Government Assistance

The Company applies for financial assistance from the Government of Quebec with respect to certain exploration and development costs incurred in that province. The assistance is accounted for using the cost reduction approach whereby the amounts received or receivable each year are applied to reduce the cost of the related assets or related deferred expenditures or expenses.

m ) Incentive Stock Option Plan

Effective January 1, 2002, the Company adopted the new CICA accounting standard for stock-based compensation which requires prospective application to all stock options granted on or after January 1, 2002. Under this standard, all stock -based payments to non-employees shall be accounted for using the fair value based method of accounting. As permitted by the standard, in respect of stock -based payments to employees and directors, the Company has elected not to follow the fair value based method of accounting for stock options. As a result, the Company discloses in Note 8(d) the pro-forma effect of accounting for stock options granted to employees and directors subsequent to January 1, 2002 using the fair value based method.

n) Income and Resource Taxes

Future income tax assets and liabilities are determined based on the difference between the tax bases of the company's assets and liabilities and the respective amounts reported in the financial statements. The future tax assets or liabilities are calculated using the tax rates for the periods in which the differences are expected to be settled. Future tax assets are recognized to the extent that they are considered more likely than not to be realized.

o) Earnings Per Share

Effective January 1, 2001, the Company adopted the new accounting standard for the calculation of earnings per share which follows the "treasury stock method" in the calculation of diluted earnings per share. Earnings (loss) per share is calculated using the weighted average number of common shares issued and outstanding during the year.

Aurizon Mines Ltd.

3. INVESTMENTS IN JOINT VENTURES

The Company's proportionate share of its interests in and results from its joint ventures (see note 5) is as follows:

	2002	2001

	$	$
ASSETS
Current	395,012	718,014
Long-term	4,222,224	3,785,236

	4,617,236	4,503,250

LIABILITIES
Current	2,349,900	1,919,358
Provision for reclamation costs	2,081,405	2,081,405

	4,431,305	4,000,763

JOINT VENTURERS' EQUITY	185,931	502,487
TOTAL LIABILITIES AND JOINT VENTURERS' EQUITY	4,617,236	4,503,250

REVENUES	16,372,858	13,880,853
EXPENSES	14,918,029	15,344,266

OPERATING EARNINGS (LOSS)	1,454,829	(1,463,413)

CASH PROVIDED BY (USED FOR)
Operating activities	4,414,792	895,908

Investing activities	(2,896,976)	(285,254)

Financing activities	52,400	337,495

4. PROPERTY, PLANT AND EQUIPMENT
	2002	2001

	$	$
Cost	25,114,165	24,955,581
Accumulated depreciation	(18,490,076)	(17,879,700)

Net Book Value	6,624,089	7,075,881

Net Book Values:
Sleeping Giant, Quebec	1,149,505	1,460,421
Casa Berardi, Quebec	4,937,838	4,985,538
Others, Canada	536,746	629,922

	6,624,089	7,075,881

		Aurizon Mines Ltd.

5. MINERAL PROPERTIES
		2002			2001

		Accumulated			Accumulated
		depletion			depletion
		and			and
	Cost	write-downs	Net	Cost	write-downs	Net

	$	$	$	$	$	$
Producing mineral property
Sleeping Giant, Quebec	46,095,487	(43,022,768)	3,072,719	43,481,875	(41,157,060)	2,324,815
Non-producing mineral property
Casa Berardi, Quebec	18,071,635	-	18,071,635	15,607,377	-	15,607,377

	64,167,122	(43,022,768)	21,144,354	59,089,252	(41,157,060)	17,932,192

a) Sleeping Giant Mine and Dormex Property

The Company holds a 50% joint venture interest in the Sleeping Giant Mine near Amos, Quebec, subject to royalties of 2% of gross operating profits and a 15% net profits royalty (after recovery of all costs associated with the development of the property).

During 2002, the Company was provided with a $52,400 (2001 - $337,495) non-repayable government grant to fund exploration activity at the Sleeping Giant Mine.

During 2000, the Company recorded a $1,700,000 write-down of its Sleeping Giant Mine as a result of continuing low gold prices.

The Company owns a 50% interest in the non-producing Dormex property that surrounds the Sleeping Giant Mine. During 2001, the Company wrote-off its investment in the Dormex property, totaling $1,073,817.

b) Casa Berardi Property

The Company holds a 100% interest in the Casa Berardi property near La Sarre, Quebec.

During 2002, care and maintenance costs totaling $2,532,458 (2001 - $2,633,439; 2000 - nil) were charged to operations and the company acquired the 2% to 4% gold indexed net smelter royalty from the original vendor of the property for $1,119,600.

As at December 31, 2002, the Company has received government assistance totaling $1,973,161 that is repayable if commercial production is reached at Casa Berardi. Repayment of 30% of the assistance is due within 24 months, 30% within 36 months and 40% within 48 months, respectively, of the achievement of commercial production. Should commercial production be reached at Casa Berardi, the repayable government assistance will be recorded as a liability and the carrying value of the mineral property will be increased by the same amount.

No government assistance was received for Casa Berardi in 2002 (2001 - nil; 2000 - $103,759).

c) Beaufor Mine and Perron Property

The Company retains a gold-indexed royalty on future gold production from the Beaufor mine and Perron property. On the first 220,000 ounces of gold production from Beaufor, the Company will receive a royalty of $5 per ounce on 50% of the production if the prevailing gold price is greater than US$280 per ounce, and $12.50 per ounce if gold prices are above US$300. On production in excess of 220,000 ounces, the Company will receive royalties ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.

The Company also retains a royalty on 100% of any production from the Perron property, ranging from $17 per ounce to $30 per ounce at gold prices ranging from US$300 to US$500 per ounce.

During 2002, the Company received royalties totaling $350,400 in respect of the Beaufor mine. There was no commercial production from the Perron property in 2002.

During 2001, the Company sold its 50% interest in the Beaufor mine and 100% interest in the Perron property for cash consideration of $1,664,384 and future royalties. The Company recorded a loss on disposition of $250,679.

Aurizon Mines Ltd.

6. LONG-TERM DEBT

a) Casa Berardi Acquisition Obligation

During 2002, the Company paid $5 million to the vendor of Casa Berardi, of which $3,880,400 represented the settlement of the final acquisition obligation owed at December 31, 2001 and the balance of $1,119,600 related to the acquisition of the 2% to 4% gold indexed net smelter royalty.

During 2001, the Company renegotiated the Casa Berardi acquisition obligation which resulted in interest charges of 10% per annum on the outstanding balance, payable quarterly in shares of the Company. As consideration for the renegotiation, the Company issued one million common shares to the lender at a fair value of $350,000. This was recorded as a deferred finance cost and was to be amortized over the period to maturity. As at December 31, 2001, the unamortized costs totaled $291,667. As a result of the repayment of the remaining acquisition obligation, the $291,667 has been charged to operations in 2002.

b) Hydro Quebec Obligation

During 2002, the Company was permitted to defer payment of $118,356 of additional monthly hydro charges at Casa Berardi and then repaid this balance together with $323,106 owing at December 31, 2001, in July 2002. The deferred hydro charges were accruing interest at 9.3% per annum.

c) Interest expense on long-term debt in 2002 was $206,177 (2001 - $212,394; 2000 - nil).

7. PROVISION FOR RECLAMATION COSTS

The Company has estimated post-closure and site reclamation costs totaling $3,636,405 (2001 - $3,636,405) all of which has been accrued at December 31, 2002 (2001 - $3,636,405). In 2000, the estimated provision for reclamation costs at Casa Berardi was reduced by $1,095,000. This amount was applied against mineral properties as the original estimate of $2,650,000 was recorded on acquisition. Reclamation costs expensed in 2002 were nil (2001 - nil; 2000 - $120,031).

8. SHARE CAPITAL

a) Authorized:

100,000,000 Common Shares without par value.

100,000,000 Preferred Shares without par value of which 8,050,000 are designated as Series "A" Convertible Preferred Shares (Issued - none) and 1,135,050 are designated as Series "B" Convertible Preferred Shares (Issued - none).

b)	Issued and fully paid:

		Shares	Amount

	COMMON SHARES		$

	December 31, 1999	38,282,193	62,225,850
	Exercise of stock options	75,000	11,250
	Exercise of warrants	121,666	97,332

	December 31, 2000	38,478,859	62,334,432
	Exercise of stock options	463,000	69,450
	Renegotiation of debt	1,000,000	350,000
	Payment of interest	320,907	96,438

	December 31, 2001	40,262,766	62,850,320
	Exercise of stock options	375,000	274,900
	Payment of interest	639,246	289,745
	Private placements	21,375,925	19,559,396
	Exercise of warrants	350,000	221,500

	December 31, 2002	63,002,937	83,195,861

Aurizon Mines Ltd.

8. SHARE CAPITAL (Continued)

On April 18, 2002 the Company completed a private placement of 8,350,000 units at a price of $0.60 per unit ("Unit") resulting in gross proceeds of $5,010,000. Each Unit consists of one common share and one-half of one com mon share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $0.65 per share prior to June 30, 2003. In addition, the Company issued broker warrants entitling the holder to purchase 501,000 Units at a price of $0.62 per Unit on or before June 30, 2003.

On June 25, 2002 the Company completed a private placement of 7,100,000 shares at a price of $1.15 per share resulting in gross proceeds of $8,165,000. In addition, the Company issued broker warrants entitling the holder to purchase 426,000 shares at a price of $1.32 per share on or before June 25, 2004.

On December 23, 2002 the Company completed a Private Placement of 5,185,185 flow through common shares and 740,740 common shares, both at a price of $1.35 per share, resulting in gross proceeds of $8,000,000. In addition, the Company issued broker warrants entitling the holder to purchase 355,555 common shares at a price of $1.35 per share on or before December 23, 2004.

Issue costs relating to the above private placements totaled $1,615,604.

c) Warrants

Warrants issued to brokers and private placement investors as at December 31, 2002 and 2001 and the changes during the years ended on those dates is presented below:

		2002		2001

		Weighted-average		Weighted-average
	Shares	exercise price	Shares	exercise price

Outstanding at beginning of year	-	-	-	-
Granted	5,708,055	$0.74	-	-
Exercised	(350,000)	$0.63	-	-

Outstanding at end of year	5,358,055	$0.75	-	-

Summary of information about the warrants outstanding and exercisable at December 31, 2002 is as follows:

	Number	Weighted -average	Weighted -average
Exercise prices	outstanding	remaining contractual life	exercise price

$0.62 - $0.65	4,576,500	0.5 years	$0.65
$1.32 - $1.35	781,555	1.5 years	$1.33

d) Incentive Stock Options

The Company maintains an incentive stock option plan ("the plan") covering directors and certain key employees. The exercise price of the options is equal to the fair value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant. The maximum number of options available under the plan may not exceed 7,000,000 shares.

The status of stock options granted to employees and directors as at December 31, 2002 and 2001 and the changes during the years ended on those dates is presented below:

		2002		2001

		Weighted-average		Weighted-average
	Shares	exercise price	Shares	exercise price

Outstanding at beginning of year	3,687,000	$0.84	4,395,000	$0.75
Granted	1,390,000	$1.07	-	-
Exercised	(375,000)	$0.73	(463,000)	$0.15
Expired	(615,000)	$0.81	(245,000)	$0.53

Outstanding at end of year	4,087,000	$0.93	3,687,000	$0.84

Aurizon Mines Ltd.

8. SHARE CAPITAL (Continued)

Summary of information about the incentive stock options outstanding and exercisable at December 31, 2002 is as follows:

	Number	Weighted -average	Weighted -average
Exercise prices	outstanding	remaining contractual life	exercise price

$0.60 - $0.80	2,130,000	1.0 year	$0.73
$1.00 - $1.35	1,957,000	2.0 years	$1.15

As permitted by the new accounting standard for stock-based compensation, the Company has elected not to follow the fair value based method of accounting for stock options. As a result, the Company discloses the pro -forma effect of accounting for incentive stock options granted subsequent to January 1, 2002 using the fair value based method.

The following is the Company's pro forma loss with the fair value method applied to all options issued during the year:

2002

$
Loss for the year	(2,768,906)
Compensation expense related to fair
value of stock options	(553,046)

Pro forma loss for the year	(3,321,952)

Pro forma loss per share:
Basic and Diluted	(0.06)

The fair value of each option grant is estimated on the date of grant based on the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants:

2002

Expected volatility	66%
Risk-free interest rate	3.24%
Expected lives	2 years
Dividend yield	nil

9. CONVERTIBLE DEBENTURES

During 1998, the Company issued a $7,000,000 non-interest bearing convertible debenture for net proceeds of $6,517,534. The debentures, which are collateralized by the Company's 50% interest in the Sleeping Giant Mine, mature on May 31, 2003, and are convertible in whole or in part, into common shares of the Company at $0.60 per share, at any time prior to maturity. On May 31, 2003, these debentures automatically convert into 11,666,690 common shares of the Company.

The debentures have been classified as a component of equity as, given the nature of the conversion features and the Company's right to settle the debentures by the issuance of common shares, they are considered to represent permanent capital.

Aurizon Mines Ltd.

10. EARNINGS PER SHARE

Earnings (loss) per share has been calculated based on the weighted average number of shares outstanding during the year ended December 31, 2002 of 51,942,493 shares (2001 - 39,013,351 shares, 2000 - 38,367,748 shares).

For the purposes of calculating diluted earnings per share, the convertible debentures, private placement warrants and incentive stock options would result in the addition of 11,666,690, 1,951,992 and 861,824 common shares, respectively to the weighted average number of shares outstanding.

11. INCOME TAXES

A reconciliation of the combined Canadian federal and provincial income taxes at statutory rates and the Company's effective income tax expense is as follows:

	2002	2001	2000

	$	$	$
Income tax recovery at statutory rates	(947,895)	(2,229,973)	(3,800,345)
Increase (decrease) in taxes from:
Tax benefits not recognized	947,895	2,229,973	3,800,345
Large corporations tax	60,634	44,555	43,271

	60,634	44,555	43,271

The components of future tax assets are as follows:

	2002	2001

	$	$
Resource assets	7,228,183	7,736,089
Provision for reclamation costs	1,037,830	1,037,830
Other	452,627	82,327
Non-capital losses	3,081,934	1,661,530

	11,800,574	10,517,776
Valuation allowance	(11,800,574)	(10,517,776)

Future income tax assets	-	-

The Company has approximately $50 million of accumulated exploration and development costs and capital costs available for deduction against income for tax purposes in future years, which may be carried forward indefinitely. The Company also has non-capital losses of $8.8 million which may be carried forward until 2006 to 2009, before expiring. No benefit has been recognized in respect of these amounts. The deductibility of certain of the amounts is restricted to income from certain properties.

12. COMMITMENTS

a) The Company leases office space under two agreements. Under one agreement expiring on August 31, 2005, the Company has subleased the office space resulting in a net obligation of approximately $25,000 per annum. Under a second agreement expiring, February 29, 2004, the Company's obligation approximates $42,000 per annum.

b) The Company is obliged under the terms of a hydro contract at Casa Berardi to subscribe to minimum power consumption costs totaling $48,000 per month until May 31, 2003.

Aurizon Mines Ltd.

13. CASH FLOW INFORMATION
a)	Analysis of Change in Non-cash Working Capital Items

		2002	2001	2000

		$	$	$
	Accounts receivable	22,747	7,252	375,999
	Bullion settlements	(129,517)	629,239	1,807,685
	Inventory	114,625	(60,300)	11,960
	Prepaids	(81,720)	40,500	(64,709)
	Accounts payable and accrued liabilities	34,129	(860,521)	(440,390)

	Decrease (increase) in non-cash working capital	(39,736)	(243,830)	1,690,545

b)	Supplemental Cash Flow Information

		2002	2001	2000

		$	$	$

	Non-cash Investing and Financing Activities
	Shares issued to pay interest	289,745	96,438	-
	Shares issued for finance costs	-	350,000	-

c) During 2002, the Company paid taxes of $239,846 (2001- $1,490; 2000 - $260,709) and interest of $15,878 (2001 - $13,406; 2000 - nil).

14. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value approximates the amounts reflected in the consolidated financial statements for cash and cash equivalents, bullion settlements, accounts receivable, accounts payable and long-term debt.

At December 31, 2002, the Company held 2,000 ounces of gold spot deferred contracts for 2003 at an average delivery price of US$330 per ounce. The unrealized mark-to-market value of these gold contracts using the December 31, 2002 spot price of US$343 and a foreign exchange rate of C$/US$1.5796 was approximately negative $41,000. The Company also held US$2.0 million of foreign currency contracts for 2003 at an average conversion rate of 1.606 into Canadian dollars. Using a foreign exchange rate at December 31, 2002 of C$/US$1.5796, the unrealized mark-to-market gain was approximately $53,000.

Aurizon Mines Ltd.

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The effect of the material measurement differences between generally accepted principles in Canada and the U.S. on the Company's balance sheets and statements of loss and deficit is summarized as follows:

a) Balance Sheets

	2002		2001

		$	$
Bullion settlements under Canadian GAAP	606,045		476,528
Bullion settlements under U.S. GAAP (g)		-	-

Deferred finance costs under Canadian GAAP		-	291,667
Deferred finance costs under U.S. GAAP (e)	64,329		452,489

Mineral properties - under Canadian GAAP	21,144,354		17,932,192
Cumulative exploration expenditures written off under U.S. GAAP (c)	(9,101,522)		(9,101,526)

Mineral properties - under U.S. GAAP	12,042,832		8,830,666

Convertible debenture shown as debt under Canadian GAAP		-	-
Convertible debenture shown as debt under U.S. GAAP (e)	6,961,616		6,904,037

Shareholders' equity - under Canadian GAAP	36,136,470		18,659,281
Deficit - under Canadian GAAP	54,319,868		51,550,962
Deficit - under U.S. GAAP	(66,649,278)		(63,659,245)
Contributed surplus arising from convertible debenture warrants
under U.S. GAAP (e)	287,893		287,893
Convertible debentures shown as equity under Canadian GAAP (e)	(6,517,534)		(6,517,534)

Shareholders' equity - under U.S. GAAP	17,577,419		321,357

b) Statements of Operations and Deficit

	2002	2001	2000

	$	$	$
Loss - under Canadian GAAP	(2,768,906)	(6,071,508)	(8,377,362)
Exploration expenditures and write-down of mineral properties(c)	-	1,518,498	3,755,280
Amortization of deferred financing charges (e)	(96,493)	(96,493)	(96,493)
Accretion of convertible debentures (e)	(57,579)	(57,579)	(57,579)
Unrealized derivative gains (f)	12,330	-	5,750
Revenue recognition (g)	(79,385)	577,149	1,283,647
Cumulative impact of adopting SAB101 (g)	-	-	(1,963,684)

Loss - under U.S. GAAP	(2,990,033)	(4,129,933)	(5,450,441)

Loss per common share before adoption of SAB101	-	-	(0.12)
Basic and diluted loss per common share - under U.S. GAAP	(0.06)	(0.11)	(0.14)

Deficit - under U.S. GAAP - Beginning of Year	(63,659,245)	(59,529,312)	(54,078,871)
Loss - under U.S. GAAP	(2,990,033)	(4,129,933)	(5,450,441)

Deficit - under U.S. GAAP - End of Year	(66,649,278)	(63,659,245)	(59,529,312)

Aurizon Mines Ltd.

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

c) Mineral Property Exploration Expenditures

Mineral property exploration expenditures are accounted for in accordance with Canadian GAAP as disclosed in note 2. For U.S. GAAP purposes, the Company expenses as incurred exploration expenditures relating to unproven mineral properties. When proven and probable reserves are determined for a property, subsequent exploration and development costs of the property are capitalized. The capitalized costs of such properties are measured, on a periodic basis, to ensure that the carrying value can be recovered on an undiscounted cash flow basis. If the carrying value cannot be recovered on this basis, the mineral properties would be written down to net recoverable value on a discounted cash flow basis.

d) Stock-Based Compensation

In accordance with the Statement of Financial Accounting Standards Board No. 123, "Accounting for stock-based Compensation", which became effective for fiscal years beginning after December 15, 1996, the Company has opted, for financial statement presentation purposes, not to apply the fair value-based accounting method to stock-based awards granted to employees.

e) Convertible Debentures

Under Canadian GAAP, the convertible debentures referred to in note 9 are accounted for as equity, whereas under U.S. GAAP, they would be accounted for as a long-term liability.

Under U.S. GAAP, warrants attached to a convertible debenture must be allocated as part of the original proceeds and shown separately as a permanent component of equity. The principal amount of the debt will be returned to its face value over the life of the instrument with the accretion being charged to earnings. The costs of issuing the instrument would also be treated as deferred financing charges and amortized over its term.

f) Accounting for Derivative Instruments and Hedging Activities

At December 31, 2002, the Company had outstanding gold and foreign exchange derivative instruments with an unrealized mark-to-market gain of $12,330.

g) Revenue Recognition

The Company recognizes revenue from metals when they have been extracted and processed at the mill facilities. Revenue amounts recognized but not settled are classified as bullion settlements. Under U.S. GAAP, revenue is not recorded before title has passed.

h) New Pronouncements

i) Asset Retirement Obligations

The Financial Accounting Standards Board ("FASB") has issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. It requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset ret irement costs are capitalized as part of the carrying amount of the long-lived asset.

The Canadian Institute of Chartered Accountants ("CICA") has approved, subject to written ballot, a new Handbook section, "Asset Retirement Obligations," to replace the current guidance on future removal and site restoration costs included in the CICA accounting standard 3061, "Property, Plant and Equipment." The standard, which is similar to SFAS 143, is effective for years beginning on or after January 1, 2004. The standard requires recognition of a liability at its fair value for the obligation associated with the retirement of a tangible long-lived asset. A corresponding asset retirement cost would be added to the carrying amount of the related asset and amortized to expense over the useful life of the asset. The Company is assessing the impact of this new standard which will be adopted on January 1, 2003.

Aurizon Mines Ltd.

15. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

ii) Impairment of Long-Lived Assets

The Accounting Standards Board of the CICA has issued CICA 3063, "Impairment of Long-Lived Assets", which will be effective for years beginning on or after April 1, 2003. This statement establishes standards for the recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The Company does not expect that the implementation of this new standard will have a material impact on its financial position or results of operations.

iii) Hedging Transactions

The CICA has issued Accounting Guideline 13, "Hedging Relationships," (AcG 13) which will be effectiv e for years beginning on or after July 1, 2003. AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting. It also establishes conditions for applying or discontinuing hedge accounting. In December 2002, the CICA approved, subject to written ballot, certain amendments to AcG 13. These amendments are expected to be finalized in the first half of 2003. Under the new guideline, the Company will be required to document its hedging transactions and explicitly demonstrate that the hedges are sufficiently effective in order to continue accrual accounting for positions hedged with derivatives.

iv) FASB 145

The FASB has issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections." This standard updates, defines and simplifies several existing accounting pronouncements. For fiscal years beginning after May 15, 2002, gains and losses from extinguishment of debt are no longer required to be treated as an extraordinary item, net of income taxes. The Company does not expect that the implementation of these guidelines will have a material impact on its financial position or results of operations.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

                                                                                                                                                                                                                    AURIZON MINES LTD.

Date: May 20, 2003                                                                                                                                                     Ian S. Walton

                                                                                                                                                                              Executive Vice President  and

                                                                                                                                                                                                                                       Chief Financial Officer

CERTIFICATIONS

                I, David P. Hall, Chairman, President and Chief Executive Officer of Aurizon Mines Ltd., certify that:

1.	I have reviewed this annual report on Form 20-F of Aurizon Mines Ltd.;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a materia l fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
	(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

________________________________________
David P. Hall

Chairman, President and Chief Executive Officer

May 20, 2003

            I, Ian S. Walton, Executive Vice-President and Chief Financial Officer of Aurizon Mines Ltd., certify that:

1.	I have reviewed this annual report on Form 20-F of Aurizon Mines Ltd.;
2.	Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.	Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.	The registrant’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

(a)	Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

	(b)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the “Evaluation Date”); and
	(c)	Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;
5.	The registrant’s other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant’s auditors and the audit committee of registrant’s board of directors (and persons performing the equivalent function):

(a)	All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant’s ability to record, process, summarize and report financial data and have identified for the registrant’s auditors any material weaknesses in internal controls; and

	(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal controls; and
6.	The registrant’s other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or any other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

________________________________________
Ian S. Walton

Executive Vice-President and Chief Financial Officer

May 20, 2003

Exhibit Index

1.1	Articles and By-Laws (incorporated by reference to the Company’s annual report on Form
20-F for the year ended December 31, 1992, on file with the Commission, as filed on
October 18, 1993, under Commission file number 000 -22672).

2.1	Shareholder Rights Plan dated December 14, 2000 (incorporated by reference to the
Company’s annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

4.1	Property Purchase Agreement dated April 30, 1998 between Aurizon Mines Ltd. and TVX
Gold Inc. (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 1999, on file with the Commission).

4.2	Agency Agreement between Aurizon Mines Ltd. and National Bank Financial Inc. dated
April 18, 2002 (incorporated by reference to the Company’s annual report on Form 20 -F for the year ended December 31, 2001, on file with the Commission).

4.3	Underwriting Agreement between Aurizon Mines Ltd. and National Bank Financial Inc. and
Haywood Securities Inc. dated June 3, 2002.

4.4	Agency Agreement between Aurizon Mines Ltd. and National Bank Financial Inc., Dundee
Securities Corporation, Haywood Securities Inc., and Canaccord Capital Corporation dated
December 23, 2002.

4.5	Agency Agreement between Aurizon Mines Ltd., Dundee Securities Corporation and
National Bank Financial Inc., dated May 9, 2003.

4.6	Beaufor Mine and Perron Property Sale Agreement dated April 5, 2001 between Aurizon
Mines Ltd. and Richmont Mines Inc. (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

4.7	Mining lease: Sleeping Giant Mine (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

4.8	Mining lease: Casa Berardi Mine (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

10.1	Management Information Circular dated April 30, 2003.

12.0	Section 906 Certifications by the Chief Executive and Chief Financial officers.