Form 20-F
AURIZON MINES LTD
filed 2004-05-10
CIK 913955

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 20-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2003

or

[  ]

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 0-22672

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

Common Stock, Without Par Value (Title of Class)	97,362,619 (Number of Outstanding Shares of Common Stock)

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

Not Applicable

TABLE OF CONTENTS
EXPLANATORY NOTES			1
STATEMENT REGARDING FORWARD LOOKING INFORMATION			1
PART I			1
ITEM 1:		IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2:		OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3:		KEY INFORMATION	1
	(A)	Selected Financial Data	1
		Exchange Rate Data	3
	(B)	Capitalization and Indebtedness	3
	(C)	Reasons For The Offer and Use of Proceeds	3
	(D)	Risk Factors	3
		Ability to Continue Operations	4
		Gold Price Volatility	4
		Mining Risks and Insurance	4
		Uncertainty of Mineral Reserves	5
		Replacement of Mineral Reserves	5
		Financing of Exploration Programs	5
		Government Permits	5
		Regulations and Mining Law	6
		Reclamation Obligations	6
		Title to Properties	6
		Market Risk	6
		Foreign Exchange and Currency Fluctuations	6
		Price Volatility	7
		Competition to Acquire Gold Mining Properties	7
		Conflicts of Interest	7
		Dependence on Key Personnel	7
		Enforceability of Certain Civil Liabilities	7
ITEM 4:		INFORMATION ON THE COMPANY	7
	(A)	History and Development of the Company	7
	(B)	Business Overview	8
	(C)	Organizational Structure	9
	(D)	Property, Plants and Equipment	10
		Sleeping Giant and Dormex Properties, Québec	10
		Sleeping Giant Mine	10
		Location and Ownership	10
		History and Feasibility Study	10
		Geology	10
		Mining of the Deposit	11
		Mine Infrastructure	11
		Historical	12
		Mineral Reserves	12
		Exploration	13
		Outlook	13
		Dormex Project	13
		Beaufor Property, Québec	14
		Location and Ownership	14
		Casa Berardi Property	14
		Location and Ownership	14
		History	15
		Exploration and Internal Feasibility Study	15
		The Definition Drill Program	16
		Updated Feasibility Study	16
		Property, Plant and Equipment	16
		Douay and Douay West Properties, Quebec	16
ITEM 5:		OPERATING AND FINANCIAL REVIEW AND PROSPECTS	16
	(A)	OPERATING RESULTS	17
		YEAR ENDED DECEMBER 31, 2003 COMPARED TO DECEMBER 31, 2002	17

		I

		Gold Production	17
		Revenue	17
		Expenses	18
		Year Ended December 31, 2002 Compared to December 31, 2001	19
		Revenue	19
		Expenses	19
		(B) LIQUIDITY AND CAPITAL RESOURCES	20
		Operating Activities	20
		Investing Activities	20
		Financing Activities	21
		(C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	22
		(D) TREND INFORMATION	22
		(E) OFF-BALANCE SHEET ARRANGEMENTS	23
		(F) TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	24
ITEM 6:		DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	24
	(A)	Directors and Senior Management	24
	(B)	Compensation	27
		Compensation of Directors and Officers	27
		Plans	27
		Incentive Stock Options	29
		Other	30
		Indemnification Matters	30
	(C)	Board Practices	30
		Service Contracts	31
		Audit Committee	32
		Executive Compensation and Corporate Governance Committee	32
	(D)	Employees	33
	(E)	Share Ownership	33
ITEM 7:		MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	35
	(A)	Major Shareholders	35
	(B)	Related Party Transactions	35
		Indebtedness to Company of Directors and Officers	36
	(C)	Interests of Experts and Counsel	36
ITEM 8:		FINANCIAL INFORMATION	37
	(A)	Consolidated Statements and Other Financial Information	37
		Legal Proceedings	37
	(B)	Significant Changes	37
ITEM 9:		THE OFFER AND LISTING	38
	(A)	Offer and Listing Details	38
		Price Ranges and Volume of Shares of Common Stock	38
	(B)	Plan of Distribution	39
	(C)	Markets	39
	(D)	Selling Shareholders	39
	(E)	Dilution	39
	(F)	Expenses of the Issue	39
ITEM 10:		ADDITIONAL INFORMATION	39
	(A)	Share Capital	39
	(B)	Memorandum and Articles of Association	39
	(C)	Material Contracts	39
	(D)	Exchange Controls	39
	(E)	Taxation	40
		CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES	40
		Dividends on Shares of Common Stock	41
		Disposition of Shares of Common Stock	41
		CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	42
		U.S. Holders	42
		Distributions on Shares of Common Stock	42
		Foreign Tax Credit	43

		II

		Disposition of Shares of Common Stock	43
		OTHER CONSIDERATIONS	43
		Information Reporting and Backup Withholding	44
	F.	Dividends and Paying Agents	44
	G.	Statements by Experts	44
	H.	Documents on Display	44
	I.	Subsidiary Information	45
ITEM 11:		QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	. 45
		Commodity Price and Foreign Currency Exchange Rate Risk	45
ITEM 12:		DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	45
PART II			45
ITEM 13:		DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	45
ITEM 14:		MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS	46
ITEM 15:		CONTROLS AND PROCEDURES	46
ITEM 16A:		AUDIT COMMITTEE FINANCIAL EXPERT	46
ITEM 16B:		CODE OF ETHICS	46
ITEM 16C:		PRINCIPAL ACCOUNTANT FEES AND SERVICES	46
		Fees	46
		Audit Committee's Pre-Approval Policies And Procedures	47
PART III			47
ITEM 17:		FINANCIAL STATEMENTS	47
ITEM 18:		FINANCIAL STATEMENTS	47
ITEM 19:		EXHIBITS	47
GLOSSARY OF MINING TERMS AND DEFINITIONS			49
SIGNATURES			51
Exhibit Index			52

III

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

STATEMENT REGARDING FORWARD LOOKING INFORMATION

Certain statements in this annual report on Form 20-F under the captions “Item 3:  Risk Factors”, “Item 4:  Information on the Company - Business Overview”, “Item 5:  Operating and Financial Review and Prospects" and “Item 11:  Quantitative and Qualitative Disclosures about Market Risk” and elsewhere in this annual report and the documents incorporated herein by reference constitute "forward-looking statements" within the meaning of the U.S. federal securities laws.  Some forward-looking statements may be identified by such terms as “believes”, “anticipates”, “intends” or “expects”.  These forward-looking statements are based on the Company's current expectations and projections about future events and financial trends affecting the financial condition of its business and the industry in which it operates.  Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors including the factors set forth in other filings with the Canadian securities commissions and the United States Securities and Exchange Commission (the “Commission”), which may cause the actual results, performance or achievements of the Company, or industry results to be materially different from any future results, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:  general economic and business conditions, which will, among other things, impact demand for gold and other metals produced by the Company; industry capacity; the ability of the Company to implement its business strategy; changes in, or the unintentional failure to comply with, government regulations (especially safety and environmental laws and regulations); changes in the uses of gold; gold price volatility; increased competition; mining risks; exploration programs not being successful; inability to obtain financing; actual mineral reserves being lower than those estimated; inability to obtain or, cancellation of, government permits; changes to regulations and mining law; increased reclamation obligations; title defects with respect to properties; and foreign exchange and currency fluctuations.  Consequently, all of the forward-looking statements made in this annual report are qualified by these cautionary statements.  The Company disclaims any obligation to update or revise any written forward-looking statements whether as a result of new information, future events or otherwise.

PART I

ITEM 1:

         IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2:

         OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:

         KEY INFORMATION

(A)

Selected Financial Data

The following table sets forth selected consolidated financial information with respect to the Company for the periods indicated and is extracted from the more detailed consolidated financial statements included herein.  The selected financial data set forth below for the five years ended December 31, 2003 are derived from audited financial statements, and are stated in Canadian dollars.  (On December 31, 2003, the noon buying rate as quoted by the Federal Reserve Bank of New York was 1.2923 Canadian dollars per one US$.)  The selected financial data have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in many respects from generally accepted accounting principles in the United States (“U.S. GAAP”).  A discussion of measurement differences between Canadian GAAP and U.S. GAAP is contained in Note15 to the consolidated financial statements.  The following table should be read in conjunction with “Item 5:  Operating and Financial Review and Prospects", and the consolidated financial statements and related notes included herein in Item 8.

	Financial Information for the Last Eight Quarters Prepared in Accordance with Canadian GAAP
	Quarter Ended
	Dec. 31 2003	Sept. 30 2003	June 30 2003	March 31 2003	Dec. 31 2002	Sept. 30 2002	June 30 2002	March 31 2002
	$	$	$	$	$	$	$	$
	(in thousands, except per share amounts)

Revenues	5,402	4,804	3,683	4,170	4,317	4,029	4,243	4,440

Net Income (Loss)	(91)	7	(212)	(6)	(971)	(627)	(1,058)	(288)

Net Income (Loss) per share	(0.00)	0.00	0.00	(0.00)	(0.02)	(0.01)	(0.02)	(0.01)

Financial Data Prepared in Accordance With Canadian GAAP

	Fiscal Years Ended December 31,
	2003	2002	2001	2000	1999
	$	$	$	$	$
	(in thousands, except per share amounts)
		As restated
Revenue	17,486	16,373	13,881	24,032	27,772
Interest and Other Income	574	656	692	377	108
Net Earnings (Loss) for the Year
Total	(301)	(2,944)	(6,235)	(8,533)	2,964
Per Common Share	(0.00)	(0.06)	(0.16)	(0.22)	0.08
Per Common Share Diluted	(0.00)	(0.06)	(0.16)	(0.22)	0.06
Total Assets	78,611	43,492	30,194	36,401	45,832
Long-Term Debt	-	-	4,204	-	3,552
Capital Stock	121,751	83,196	62,850	62,334	62,226
Convertible Debentures – Equity	-	6,518	6,518	6,518	6,518
Net Assets	69,653	37,502	20,199	25,819	34,244

During the past five years, the Company has neither paid nor declared dividends on its shares of Common Stock.

	Fiscal Years Ended December 31, Financial Data Prepared in Accordance With U.S. GAAP
	2003 $	2002 $	2001 $	2000 $	1999 $
	(in thousands, except per share amounts)
Revenue	17,324	16,250	14,458	25,805	27,772
Interest and Other Income	574	656	692	377	108
Net Earnings (Loss) for the Year
Total	933	(2,990)	(4,130)	(5,450)	(4,095)
Per Common Share	0.01	(0.06)	(0.11)	(0.14)	(0.11)
Per Common Share Diluted	0.01	(0.06)	(0.11)	(0.14)	(0.11)
Total Assets	69,510	34,455	20,256	25,387	31,049
Long -Term Debt	-	6,962	11,108	6,847	10,341
Net Assets	57,962	17,577	321	3,836	9,178
Capital Stock	122,233	83,196	62,850	62,334	62,226

Exchange Rate Data

The following table sets out the high and low exchange rates for each month during the previous six months, expressed as one Canadian dollar per US$, in each case based on the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.  As of May 7, 2004, the inverse of the noon buying rate as quoted by the Federal Reserve Bank of New York was CDN$1.00 equals US$0.7216.

2003			2004
	November	December	January	February	March	April
High for Period	0.7708	0.7738	0.7880	0.7629	0.7645	0.7637
Low for Period	0.7484	0.7460	0.7496	0.7439	0.7418	0.7293

The following table sets forth the average rates of exchange in effect on the last day of the month in each of the last five years for the Canadian dollar, expressed as set forth above.

For the Years Ended December 31,
	1999	2000	2001	2002	2003
Average	0.6744	0.6725	0.6444	0.6368	0.7186

(B)

Capitalization and Indebtedness

Not applicable.

(C)

Reasons For The Offer and Use of Proceeds

Not applicable.

(D)

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of Aurizon's operations and industry, which may have a material impact on, or constitute risk factors in respect of Aurizon's financial performance.

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

As at December 31, 2003, the Company had cash of $27 million and working capital of $27.9 million.  Management estimates that this working capital, together with the anticipated cash flow from the Sleeping Giant Mine in 2004, will provide sufficient working capital to meet its planned operating and capital expenditures for  2004 , but cannot provide any assurance that these sources will adequately fund its capital and operational requirements or that alternative financing will be available, if required.  It is anticipated that project financing for the development of Casa Berardi into an operating mine will be sought in the fourth quarter of 2004, following the completion of the updated feasibility study. Additional external funding will be required to meet its capital and operating requirements beyond 2004 if the project financing for Casa Berardi is not obtained.   Please refer to “Item 11:  Quantitative and Qualitative Disclosures about Market Risk”.

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

Year	High	Average	Low
	U.S.$	U.S.$	U.S.$
1993	$408	$360	$326
1994	$396	$384	$370
1995	$396	$384	$372
1996	$415	$388	$367
1997	$362	$331	$283
1998	$313	$294	$273
1999	$325	$279	$253
2000	$313	$264	$279
2001	$293	$271	$256
2002	$349	$310	$278
2003	$416	$363	$320

On May 7, 2004, the afternoon fixing for gold on the London Metals Exchange was US$381 per ounce.  Gold prices on the London Metals Exchange are regularly published in most major financial publications and many nationally recognized newspapers.  There can be no assurance that the price of gold will be such that the Company's properties can be mined at a profit.

Mining Risks and Insurance

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Aurizon's flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Aurizon's financial position.  The Company carries insurance to protect itself against certain risks of mining and processing in amounts that it considers to be adequate but which may not provide adequate coverage in certain unforeseen circumstances.  In addition, the Company may become subject to liability for pollution, cave-ins, or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons or the Company may become subject to liabilities that exceed policy limits.  In such cases, the Company may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

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

The Company's mineral reserves consist of the estimated quantities of mineralized material, which, on the basis of geological and engineering data, can be demonstrated with a reasonably high degree of certainty to be recoverable by established mining and treatment methods.  Only that material estimated to contain mineral values in excess of cutoff grades required to cover the cost of estimated mining operations is included.

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

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company's programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Financing of Exploration Programs

There are mineral reserves established on Aurizon's Sleeping Giant and Casa Berardi properties, but Aurizon may carry out further exploration on these properties with the objective of establishing additional economic mineral reserves. Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by Aurizon on its mineral properties will result in discoveries of commercial mineral reserves.  If Aurizon's efforts are not successful at individual properties, the expenditures at those properties will be written off.  If Aurizon's exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of Aurizon's properties may depend upon Aurizon's ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that Aurizon will be successful in obtaining the required financing on commercially reasonable terms, or at all.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company's ability to explore and develop its properties.

Government Permits

In the ordinary course of business, mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company's control.  Environmental protection permitting, including the approval of reclamation plans, may increase costs and cause delays depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of a mine or mines.

Regulations and Mining Law

The Company's mining operations and exploration activities are subject to extensive federal, provincial, state and local laws and regulations governing exploration, development, production, exports, taxes, labor standards, occupational health and safety, solid and hazardous waste handling and disposal, monitoring, protection and remediation of the environment, reclamation, mine safety, toxic substances, air and water quality and other matters.  Compliance with such laws and regulations increases the costs of planning, designing, drilling, developing, constructing, operating and closing mines and other facilities.  It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development or continue the operation of a mine or mines.

The Company has expended significant resources, both financial and managerial, to comply with environmental protection laws, regulations and permitting requirements and the Company anticipates that it will continue to do so in the future.  The Company believes that it is currently in substantial compliance with environmental laws and regulations.  There can be no assurance that additional significant costs and liabilities will not be incurred to comply with current and future requirements.  Moreover, it is possible that future developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to natural resources, property and persons resulting from the Company's operations, could require the Company to modify or curtail its operations or could result in substantial costs and liabilities.

Reclamation Obligations

Reclamation requirements may change and vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.

All of the Company's operations are subject to reclamation, site restoration and closure requirements.  Costs related to ongoing site restoration programs are expensed when incurred.   The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites. It is possible that the Company's estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Title to Properties

While the Company has verified title to its properties according to usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title.  The most recent title opinion with respect to Aurizon's 50% undivided interest in the mining rights to the Sleeping Giant Mine property; and with respect to Aurizon's 100% undivided interest in the mining rights of its Casa Berardi Mine, is dated as of September 3, 2003.  Since that date, Aurizon has not obtained title reports with respect to certain of its mineral properties and such properties may be subject to prior unregistered agreements or transfers or aboriginal land claims, and title may be affected by undetected defects.

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

Price Volatility

The Company regularly enters into commodity contracts to mitigate the risk associated with price volatility of the commodities it produces.  The Company enters into contracts to provide a minimum price for anticipated future gold production, primarily through the use of option and spot deferred contracts for gold.

Realization under the hedge contracts is dependent upon the ability of the counterparties to perform in accordance with the terms of the contracts; however, the Company's credit risk is limited to unrealized gains existing at any time.  The Company attempts to minimize its credit exposure by spreading its exposure among several counterparties.

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

Dependence on Key Personnel

Aurizon's President and Chief Executive Officer, David P. Hall, and its Executive Vice-President and Chief Financial Officer, Ian S. Walton, are instrumental in the management and day to day operations of the Company.  David P. Hall is a Chartered Accountant who has been a Director and Officer of Aurizon since its incorporation in 1988.  Ian S. Walton is also a Chartered Accountant who has been an Officer of Aurizon since its incorporation in 1988 and a Director since 1993.  In addition, Aurizon's General Manager, Quebec, Mr. Michel Gilbert, is significantly involved in managing the Company's exploration and development activities in Quebec.  The Company depends on key personnel and cannot provide assurance that it will be able to retain such personnel.  Failure to retain such key personnel could have a material adverse effect on the Company's business and financial condition.

Enforceability of Certain Civil Liabilities

Aurizon is incorporated under the British Columbia Company Act (the “BCCA”) and all of its assets are located outside the United States.  All of Aurizon's directors and officers reside outside the United States, and most of their assets are located outside the United States.  Therefore, it may be difficult for U.S. investors to sue Aurizon or its directors, officers, controlling persons, accountants or attorneys.  If a lawsuit is successful, it may be difficult to collect any money awarded.

ITEM 4:

       INFORMATION ON THE COMPANY

(A)

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

During the past three years, the Company's major capital and exploration spending programs have occurred at the Casa Berardi and Sleeping Giant mines.  At Casa Berardi, the Company has invested $18.3 million during this period, while at the Sleeping Giant Mine, $11.1 million has been invested in exploration, development and capital expenditures.  These programs were financed from 2001 opening cash balances, positive operating cash flow generated in 2002 and 2003, from  equity financings completed in 2002 totaling $20 million; and from equity financings completed in 2003 totalling $32 million.

The head office and principal office address of Aurizon is located at Suite 900 - 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada, telephone (604) 687-6600.

(B)

Business Overview

Aurizon is a Canadian-based gold mining company with operations and exploration activities in the gold producing Abitibi region of north-western Québec.  There is no seasonality to the Company's gold mining business.  Aurizon owns 50% of the Sleeping Giant Mine and owns 100% of the Casa Berardi Property, all of which are located in the Abitibi region.  On May 1, 2001, Aurizon completed the sale of its 50% joint venture interest in the Beaufor Mine and Perron property to Richmont Mines Inc. for proceeds of $1,660,000 and a gold-indexed royalty on future production.  See “Item 4:  Information on the Company, D.  Property, Plants and Equipment – Beaufor Mine”.

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

All revenue during the past three years has been from operations at the Sleeping Giant  Mine, with the exception of gold recoveries from idle mill facilities, and royalty income from the Beaufor Mine.

Interests in properties other than those described in Item 4 below have, at various times, been acquired; however, projects where exploration programs did not produce encouraging results have been abandoned and the associated costs written off.  A description of the Company's properties and its operations at such properties is found under the heading “Property, Plants and Equipment” in Item 4 herein.  Gold can be readily sold on numerous markets throughout the world and it is not difficult to ascertain its market price at any particular time.  Gold dore bars that may be produced by the Company's mining operations are being and will continue to be refined by commercial refineries and the gold and silver produced is subsequently sold by the Company on the basis of the quoted selling prices of gold and silver on the applicable metals exchange on the date of sale.  The Company believes that because of the availability of refiners, each able to supply all services that would be required by the Company, no material adverse effect would result if the Company lost the services of its current refiners.

Because of the large number of available gold purchasers, the Company believes that it is not dependent upon the sale of gold to any one customer, the loss of which would have a material adverse effect on the business of the Company.

A statement regarding the Company's competitive position is disclosed in “Item 3: Key Information”, under “Competition to Acquire Gold Mining Properties” of the section titled “Risk Factors”.

A description of the material effects of government regulations on the Company's business is disclosed in “Item 3: Key Information”, under “Government Permits” and “Regulations and Mining Law” in the section titled “Risk Factors”.

Aurizon intends to continue to grow through the development of its current mineral properties.  Aurizon has experienced technical personnel in Val d'Or and La Sarre, Québec.  Exploration activities are conducted directly by Aurizon's staff or by persons specifically engaged for a particular activity.  Subcontractors, under the supervision of Aurizon's geologists, are usually engaged to carry out the more involved stages of Aurizon's exploration programs on potential prospects, such as drilling.

(C)

Organizational Structure

The following chart sets out Aurizon's corporate structure and the mineral properties owned.

(D)

Property, Plants and Equipment

Sleeping Giant and Dormex Properties, Québec

Sleeping Giant Mine

The Sleeping Giant Mine recommenced commercial operations in July, 1993 and has produced 635,545 ounces of gold from July, 1993 to December 31, 2003.

Location and Ownership

The Sleeping Giant Mine is an underground mine which is located 80 kilometers north of the town of Amos in north-western Quebec.  Highway 109, which connects Amos and Mattagami, runs through the property. The property covers an area of 2,885 hectares comprising three mining leases and 63 mineral claims.

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

During 1998, the Company issued convertible debentures secured by its 50% interest in the Sleeping Giant Mine.  The convertible debentures were converted to Common Shares of the Company in  2003.  As a result, all encumbrances related to debentures and the Company's 50% interest in the Sleeping Giant Mine were released.

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

An exploration and development program funded by Cambior during 1991-1993 led to the delineation of additional mineral reserves and to Cambior's acquisition of a 50% interest in the property.  Cambior completed a feasibility study in July, 1992.  During pre-production, Cambior refurbished the mill and completed drift development, stope preparation and purchased new underground equipment, necessary for the resumption of mining.  Commercial operations re-commenced in July, 1993.

Geology

Gold mineralization at Sleeping Giant occurs with sulfides in quartz veins, which cut a series of volcanic and intrusive rocks within the Abitibi Belt.  Unlike most large gold deposits in the Abitibi Belt, the Sleeping Giant ore body is not within a major shear zone.

The mine contains two major sets of veins located on either side of a dacite intrusive.  The gold veins differ significantly in orientation and dimension with respect to their position relative to the intrusive.  To the north of the intrusive, the veins are oriented east-west, dip sharply (55° - 75°) to the south and average about 30 to 50 cm in thickness.  The veins are continuous over 700 metres vertically and 300 metres horizontally.  The vein systems to the south of the intrusive are more complex and are composed of four groups of veins. The veins south of the intrusive average 15-20 cm in thickness and dip about 35° to 55º.  The best structure to the south is Zone 8, which now has been extended over 500 metres vertically and 500 metres horizontally.  These veins show a progressive change in orientation and tend to be less continuous than the veins on the north side of the intrusive.

Mining of the Deposit

The mine and mill operates on a 5 days per week schedule.   Access to the Sleeping Giant mine is by a vertical shaft.  In 2003, a decision was made to deepen the production shaft by 200 metres, which will provide three new working levels.    To date, 14 levels on 60 metre intervals have been developed from the shaft into the ore zones.   The shaft sinking reached the targeted depth in December 2003.  Further infrastructure work in 2004 will include the installation of pumps, a rock breaker, ore handling equipment; and the construction of an ore pass, waste pass, and ventilation raises. Given the ore's physical characteristics, shrinkage stoping has, historically, been used for mining operations.    Room and pillar and room and post mining methods  are also used.  Shrinkage stopes are mined using handheld drills and mucking machines (rail-mounted and rubber-tired).  Ore is loaded into rail cars, hauled to the ore pass and hoisted to the surface.  Each ore block is developed with at least one raise, which is driven by conventional methods.  Approximately twenty-five stopes are in operation in order to maintain a production schedule of approximately 150,000 tonnes annually with the balance of ore provided from drift and raise development headings.  Stopes are not backfilled, as ground conditions in the mine are excellent.

Approximately 220 - 250 people are employed at the mine, of which the majority are unionized hourly employees. A collective agreement covering the period from August 1, 2002 to July 31, 2007 exists between Cambior and the United Steelworkers of America.  Cambior's Val d'Or office provides selected administrative and technical services.

Mine Infrastructure

The Sleeping Giant property includes a mill, head-frame, pumping station, electrical substation, tailings pond, warehouse, administration building, maintenance and electrical shops and assay lab.  Hydro Québec provides electrical power.

The Sleeping Giant mill processes approximately 800-900 tonnes/day (design capacity of 900 tonnes/day) on a 4-5days per week basis.  Ore is crushed in a series of cone crushers and fed to one rod mill and two ball mills.  The ore is leached with cyanide in a standard carbon-in-leach (CIL) plant and gold is recovered in the electrowinning circuit.

Underground infrastructure includes maintenance areas, ore and waste passes, and a hydraulic rock breaker and grizzly located on Level 785.  Loading pockets are located 27 metres below the grizzly.

Historical

Annual production (100%) at the Sleeping Giant Mine, since the recommencement of operations by Cambior in July, 1993 was as follows:

	Ore Milled	Average Millhead Grade		Mill Recoveries	Gold Production	Total Cash Cost/oz
	(Tonnes)	Grams of Gold/tonne	Ounces of gold/ton		(Ounces) 100%	(US$)

July 15 to Dec. 31, 1993	90,630	8.49	0.25	92.6%	22,896	206
1994	122,120	11.47	0.33	95.5%	43,003	196
1995	124,522	12.45	0.36	96.4%	48,042	197
1996	131,089	12.48	0.36	96.4%	50,683	229
1997	147,940	10.78	0.31	96.6%	49,521	264
1998	191,778	11.97	0.35	96.7%	71,362	200
1999	208,408	11.96	0.35	94.2%	75,482	211
2000	221,250	11.14	0.32	98.4%	77,961	191
2001	214,067	9.60	0.28	96.7%	63,859	236
2002	202,852	10.45	0.30	97.0%	66,136	242
2003	176,500	12.09	0.39	97.0%	66,600	$266
Production with Cambior as operator	1,831,156	11.20	0.33	96.4%	635,545	$222

The following revenues and expenses were achieved by the Company at the Sleeping Giant mine on a cost per ounce of gold basis during 2003 and 2002:

	2003		2002
	CDN$ (per oz of gold)	US$ (per oz of gold)	CDN$ (per oz of gold)	US$ (per oz of gold)

Revenue	525	375	487	310
Mine operating costs(¹)	(373)	(266)	(380)	(242)
Depreciation and depletion	(83)	(59)	(72)	(46)
Operating Profit	69	50	35	22

(¹)

The mine operating costs include management fees, but exclude exploration and corporate expenses.  Exploration and development costs for 2003 totaled $6.2 million.  The 2003 and 2002 operating costs have been converted into US$ at the Bank of Canada noon rates of CDN$1.4015 and CDN$1.5704 to US$1.00, respectively, the average exchange rates for 2003 and 2002.

Mineral Reserves

The following table reflects the Company's 50% interest of the fully diluted proven and probable mineral reserves at the Sleeping Giant Mine.  The mineral reserves were determined by Cambior's technical personnel, using a gold price of US$350 per ounce in 2003 and US$325 per ounce in 2002.  With respect to National Instrument 43-101 of the Canadian Securities Administrators, the “qualified persons” responsible for the mineral reserve calculations are F. Blanchet and D. Vallieres, Chief Geologist and Chief Engineer, respectively, at the Sleeping Giant Mine.  Cambior is the operator of the Sleeping Giant Mine and has a 50% interest in the mine.  Although the mineral reserve figures presented below and elsewhere in this document have been carefully prepared and verified and the Company believes that the method of estimating mineral reserves has been verified by mining experience, such figures are estimates, and no assurance can be given that the indicated level of gold will be produced.

SLEEPING GIANT MINE

MINERAL RESERVES AS AT DECEMBER 31

(AURIZON'S 50% SHARE)

2003	2002

CATEGORY		GRADE		GOLD		GRADE		GOLD
	TONNES	(g/t)	(oz/ton)	(ounces)	TONNES	(g/t)	(oz/ton)	(ounces)

Proven(¹)	75,000	11.2	0.36	26,950	88,500	12.6	0.37	35,900
Probable(¹)	134,000	12.1	0.39	52,250	100,000	12.9	0.38	41,500

Total(²)(³)	209,000	11.8	0.38	79,200	188,500	12.8	0.37	77,400

(¹)

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

(²)

The summation is appropriate as the difference in assurance between proven and probable mineral reserves cannot be readily defined.

(³)

Mineral reserves were calculated by the technical personnel of the Sleeping Giant mine under the supervision of Francois Blanchet, P. Eng., Chief Geologist and Daniel Vallieres, P. Eng., Chief Engineer of the Sleeping Giant Mine using a long-term gold price of US$350 per ounce in 2003 and US$325 per ounce in 2002.

Exploration

More than 81,000 metres of exploration and reserve development drilling, together with  1,700 metres of development drifting, were completed in 2003, which resulted in the discovery of new mineral reserves.

Outlook

Aurizon's share of targeted production from Sleeping Giant for 2004 is 34,000 ounces of gold at an estimated total cash cost of US$295 per ounce.  The 2004 mine plan anticipates mill throughput of approximately 195,000 tonnes at an average gold grade of 11.4 grams per tonne.

A 31,000 metre reserve development drill program will continue in Zones 3, 8, 16 and 30 in order to increase reserves and resources.  A 10,000 metre exploration program is also proposed in high potential areas of the mine (Zone 30 West, Zones 6 and 7).  The shaft deepening was completed in late December, 2003 and related shaft bottom infrastructures will be completed in the first half of 2004.  Aurizon's share of capital expenditures for 2004 is estimated at $4.3 million, including $1.5 million to complete the mine deepening development program.

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

On April 5, 2001, Aurizon entered into an agreement with Richmont Mines Inc. (“Richmont”), whereby Richmont acquired Aurizon's 50% interest in the Beaufor Mine and Aurizon's 100% interest in the adjacent Perron Property.  The sale was completed on May 1, 2001.  Consideration comprised a cash payment of $1,660,000 and a gold-indexed royalty on future production from the Beaufor Mine and Perron Property, payable as follows:

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

The Beaufor Mine was held under a 50/50 joint venture with Louvem Mines Inc., a publicly-held company whose shares trade on the TSX Venture Exchange.

Operations at the Beaufor Mine were suspended on August 24, 2000 due to concerns about the stability of the surface and shaft pillars.  Richmont performed the necessary work to secure the Mine in 2001 and, after receiving the necessary approvals, resumed commercial production in January, 2002.  Richmont expects to produce approximately 52,000 ounces of gold from the Beaufor Mine in 2004.  Richmont has estimated Beaufor's proven and probable mineral reserves at December 31, 2003, to approximate 1,018,000 tons of ore grading 0.23 ounces of gold per ton, or 232,000 ounces of gold.

The Company has received royalties totaling $692,913 to date, of which $342,513 was received in 2003 and the balance in 2002.

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

During 1998, the Company acquired a 100% interest (subject to a royalty interest described below) in the Casa Berardi property which comprises 284 mineral claims, two mining leases and all of the existing infrastructure.  The Company paid $2 million and agreed to pay an additional $4 million on the earlier of August 27, 2001 or at the start of commercial production, and a 2% to 4% gold indexed net smelter royalty, to a maximum of $10 million.  In addition, the Company assumed a liability for reclamation work, estimated at $1,555,000.

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

On July 5, 2002, Aurizon exercised its right of first refusal to match a third party offer, and acquired TVX Gold Inc.'s residual interest in the Casa Berardi property, which comprised an outstanding payment of $3.9 million and a gold indexed net smelter royalty, for cash consideration of $5 million..  As a result, Aurizon currently owns a 100% unencumbered interest in Casa Berardi.

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
2000
	TONNES	GRADE		GOLD
CATEGORY		(g/t)	(oz/ton)	(ounces)

Proven	1,493,000	5.6	0.16	271,500
Probable	5,441,000	7.0	0.20	1,234,000
Total(2)	6,934,000	6.7	0.20	1,505,500

(¹)

Mineral reserves were calculated in 2000 by Mahmood Hasan, M.Sc. Econ.Geol., a “qualified person” employed by the Company at that time, under the supervision of Ghislain Fournier, ing, Superintendent, Technical Services, also an appropriately “qualified person” as defined by National Instrument 43-101, and audited by Dessau Soprin Inc.  The 2000 estimates were prepared, following completion of a feasibility study, using appropriate cut-off grades associated with an average long-term gold price of US$305 per ounce and an average long-term Canadian dollar to US dollar exchange rate of 1.45.  The Company is currently performing an underground drilling program to better define the grade and continuity of Zone 113, at the West Mine, which is estimated to contain 4,115,000 tonnes of probable reserves at an average grade of 7.4 grams per tonne or approximately 984,000 ounces.  As results of the underground drilling program become available, the mining plans, proposed in 2000, are being reviewed and updated to take into account, current and anticipated capital and operating costs, gold prices and exchange rates.  Revised mineral reserve estimates will be announced in conjunction with the results from an updated feasibility study, targeted for completion in the fourth quarter, 2004.

(2)

The summation is appropriate as the difference in assurance between proven and probable mineral reserves cannot be readily defined.

The feasibility study envisaged annual gold production of over 200,000 ounces by the second full year of commercial production over an initial anticipated mine life of 7.5 years.  Pre-production costs over an approximate 30 month pre-production period were estimated to total $121 million (US$80 million).  The study included the cost of sinking a 1,031 metre vertical shaft capable of sustaining a daily ore production of up to 4,500 tonnes.  The feasibility study envisaged daily ore production of 3,920 tonnes, 5 days a week, and a mill rate of 2,800 tonnes per day, 345 days per year.

In early 2003, Aurizon commenced an underground exploration program at Casa Berardi to provide underground access to zone 113 in order to increase the confidence level on the continuity of that zone and extract samples for metallurgical testwork.  Zone 113, which extends from approximately 400 metres to 1000 metres below surface, was discovered by Aurizon in 1999.  Previously reported probable mineral reserves of zone 113 are estimated at 984,000 ounces of gold at an average grade of 7.4 grams per tonne.

The program includes deepening the present ramp at the West Mine area, drifting east to access the 113 zone on the 550 metre level, drifting along zone 113, definition drilling and the extraction of ore for metallurgical test work.  The total program is estimated to cost approximately $17 million over a nineteen-month period.

To date, Aurizon has completed the ramp extension from the 450 metre level to 550 metre level, developed 320 metres of a planned 505 metres of exploration drift, and completed a crosscut of 145 metres through Zone 113 and the Casa Berardi fault.  Development of the exploration drift is still in progress and a new trackless access to the future shaft location has been started.

The Definition Drill Program

An underground drill program was initiated in November, 2003.  To date, results have been received from 58 holes, of which 7 holes were drilled to test ground conditions in front of the exploration drift.  Initial hole spacing is 25 metres (lateral) by 50 metres (vertical); and final hole spacing is planned at 25 metres by 25 metres. Drilling of mineralization was carried out along six different vertical sections and horizontal fan drilling from the 550 metre level.  All holes drilled to test Zone 113 have intersected a 20 to 70 metre wide mineralized corridor adjacent to the Casa Berardi fault.  Most of the holes have been drilled through the Casa Berardi Fault.

Updated Feasibility Study

Aurizon's technical team, with the assistance of Met-Chem Canada Inc., are presently working on an update of the 2000 feasibility study, which will provide detailed mining plans and updated current capital and operating cost estimates.  As the definition drilling has confirmed the continuity of Zone 113, Aurizon and Met-Chem have agreed to initiate studies and work programs, with the objective of reducing the pre-production schedule.  Specifically, work has commenced on the shaft which will be constructed by driving two alimak raises simultaneously, one from 550 metres to 280 metres, and the other from 280 metres to surface.  The updated feasibility study is scheduled for completion in October, 2004.

Property, Plant and Equipment

The Company acquired all of the existing Casa Berardi infrastructure, including a 2,200 tonnes per day mill, hoist, headframe and underground mining equipment.  The surface infrastructure consists of a crusher building, mill building and a services and administrative building.  The acquisition also included a fleet of mobile equipment.  Most of the equipment is approximately 16 years old.  The Company has selectively disposed of equipment not required for future operations.

Processing of future ore production could be performed at the existing facilities, which contain a standard cyanidation carbon-in-leach circuit.

All exploration permits and authorization certificates issued to the previous operators were transferred into Aurizon's name following acquisition of the project.  Modified permits have been received allowing the extraction of 3,920 tonnes per day from the West Mine and the operating of the mill at 2,800 tonnes per day, in accordance with the 2000 feasibility study.

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

(A)

OPERATING RESULTS

YEAR ENDED DECEMBER 31, 2003 COMPARED TO DECEMBER 31, 2002

The main factor influencing the improved financial performance in 2003 was the capitalization of all expenditures associated with Casa Berardi due to the significant exploration activity conducted in the past year.  In the prior year, financial constraints and low gold prices limited any significant exploration or development activities, accordingly, care and maintenance costs of $2.5 million were charged to operations in 2002.  However, the adoption of new accounting standards, in respect of stock-based compensation and asset retirement obligations, resulted in non-cash charges of $590,520 in 2003.  Aurizon incurred a net loss of $0.3 million or $0.00 per share in 2003, compared to a net loss of $2.9 million or $0.06 per share in 2002.

Cash flow from operations resulted in cash flow for the year of $3.8 million in 2003, compared to cash flow of $0.2 million in 2002.  The increased operating cash flow compared to 2002, is primarily attributable to capitalizing Casa Berardi exploration and development costs in 2003.

Three equity financings in 2003, together with the exercise of private placement warrants and stock options   provided $32 million to Aurizon in 2003, allowing the Company to undertake a major underground exploration program at Casa Berardi.  At December 31, 2003, Aurizon had cash of $27 million and working capital of $28 million.

Key Financial Data (in $thousands)	2003	2002
Revenue	$18,060	$17,029
Net Loss	$301	$2,944
- Per share	(0.00)	(0.06)
Cash flow from operating activities	$3,826	$233
Working capital	$27,908	$12,005
Total assets	$78,611	$43,492
Total long-term liabilities	$4,241	$3,097

Gold Production

Total gold production in 2003 of 33,300 ounces matched that achieved in 2002.  Ore production in 2003 was 9% higher than plan, although lower than the previous year due to a reduced number of developed working places underground.  Ore grade in 2003 matched forecast and was 15% higher than 2002.  A summary of Sleeping Giant's production results is as follows:

	2003	2002
Production (100%):
Tonnes milled	176,500	202,800
Ore grade (grams/tonne)	12.1	10.5
Gold production (ounces) - 100%	66,600	66,100
Aurizon's share - 50%	33,300	33,050

Revenue

Higher Canadian dollar realized gold prices resulted in a 6% increase in revenue compared to 2002.  Revenue from mining operations in 2003 was $17.5 million compared to $16.4 million in 2002.  The average gold price realized in 2003 was US$375 per ounce, US$12 per ounce higher than the average London afternoon fixing, and higher than the US$310 achieved in 2002.  During 2003, Aurizon's Canadian dollar settlements averaged 1.40 to the U.S. dollar, matching the yearly average exchange rate, and resulting in Aurizon realizing a Canadian dollar gold price of $525 per ounce.  This compares favourably with Canadian dollar realized gold prices per ounce of $487 in 2002.

	2003	2002
Realized gold price - US$	$375	$310
Realized exchange rate to US$	1.40	1.57
Realized gold price - Canadian $	$525	$487

Aurizon's ability to generate mine operating profits from its current operations is related, in part, to the market price of gold.  Gold trades on global commodity exchanges, and its price is affected by numerous factors beyond the control of Aurizon.  The average London gold price rose 21% in 2003 to US$375 per ounce, compared to the prior year's US$310 per ounce.  With expectations of continued strong gold prices in 2004, Aurizon had no gold production hedged at December 31, 2003.

Royalty and other income in 2003 totaled $574,000, compared to $656,000 in 2002.  Royalty income from the Beaufor mine, which restarted in 2002 under new ownership, provided $343,000 and $350,000 in 2003 and 2002, respectively.

Expenses

Mine operating costs in 2003 were similar to the prior year's costs, at $12.4 million compared to $12.6 million in 2002.  Cash operating costs in 2003 were $145 per tonne, matching plan, although 17% higher than the costs achieved in 2002, due to lower ore production rates.  Total cash costs per ounce of US$266 in 2003 were higher than the forecast US$258 due to a much stronger than expected Canadian dollar.  The stronger Canadian dollar increased total cash costs by US$17 per ounce over forecast.  The strength of the Canadian dollar, together with higher unit operating costs and partially offset by a 15% increase in ore grades, resulted in total U.S. dollar cash costs being 10% higher in 2003 compared to the previous year.

	2003	2002
Sleeping Giant Costs (US$/ounce):
Total cash costs	$266	$242
Depreciation & depletion	$59	$46
Total production costs	$325	$288
Cash costs per tonne - Cdn$	$145	$124

Depreciation and depletion expense totaled $2.8 million in 2003, compared to $2.4 million in 2002.  On a unit basis, depreciation and depletion costs per ounce totaled US$59 in 2003, compared to US$46 in the prior year.  Increased capitalized costs associated with the shaft deepening at Sleeping Giant more than offset a 2% increase in ore reserves, resulting in higher unit charges in 2003.

The adoption of a new accounting standard with respect to asset retirement obligations, effective January 1, 2003, has resulted in a retroactive accretion charge totaling $176,520 and $164,527 in each of the past two years.  This charge represents the interest component of the present value of the estimated reclamation costs at each of the Company's two mineral properties.  This charge to operations will increase the asset retirement liability each reporting period until the year in which the reclamation work is expected to take place, at which time the undiscounted reclamation liability will be reflected on the balance sheet.

A general increase in corporate activities, together with costs associated with new corporate governance requirements, have resulted in administrative and general costs increasing to $2.3 million compared to $1.7 million in 2002.

In 2003, care and maintenance costs at Casa Berardi were capitalized due to the significant exploration and development activity conducted during the year, whereas these costs were charged to operations in the prior year.  Care and maintenance costs in 2002 were $2.5 million.

In 2002, a write-off of deferred finance costs associated with the early repayment of the Casa Berardi purchase obligation and related interest costs totaled $482,000.

Aurizon realized gains of $72,000 in 2003 and $36,000 in 2002 on the disposal of surplus equipment.

Equity financings completed in 2003 totaling $32 million have increased shareholders' equity by 86%, upon which provincial and federal capital taxes are determined.  As a result, capital taxes for 2003 increased to $278,000, compared to $157,000 recorded in 2002.  Income tax expense is in respect of federal large corporation's tax and was $105,000 and $61,000 in each of the past two years.

The adoption of the fair value method of accounting for stock options has resulted in a non-cash charge in 2003 of $414,000, in respect of 865,000 options granted in December 2003, exercisable at $2 per share.  In 2002, the fair value of stock options granted was reflected in the notes to the financial statements on a pro forma basis.

YEAR ENDED DECEMBER 31, 2002 COMPARED TO DECEMBER 31, 2001

Higher realized gold prices, stable gold production, and lower care and maintenance costs improved Aurizon's 2002 financial results compared to the prior year. For 2002, Aurizon incurred a net loss of $2.9 million or 6 cents per share, compared to a net loss of $6.2 million or 16 cents per share in 2001.  The 2001 results included a $1.1 million non-cash charge against the carrying value of certain mining assets.

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

Administrative and general costs remained stable at $1.7 million in 2002, compared to $1.8 million in 2001.

Care and maintenance costs decreased to $2.5 million compared to $3.1 million in 2001.  The 2002 costs related solely to Casa Berardi, whereas in 2001, costs of $2.6 million were associated with Casa Berardi and additional costs of $0.5 million were incurred at Beaufor up to the date of disposition.  The care and maintenance costs for Casa Berardi were expensed in 2002 and 2001 in accordance with the Company's accounting policy based upon the level and nature of activity at the property.  It is anticipated that the care and maintenance costs at Casa Berardi will be capitalized in 2003 due to the significant exploration activity planned.

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

During 2001, Aurizon incurred aggregate non-cash charges of $1.1 million in respect of the carrying values of its non-producing mineral properties.  There were no write-downs of mineral properties in 2002.

Aurizon realized a gain of $36,000 in 2002 on the disposal of surplus equipment, compared to a gain of $277,000 in 2001.

Capital tax expense for 2002 was $157,000, compared to $126,000 recorded in 2001.  Income tax expense is in respect of large corporations tax and was $61,000 and $45,000 in 2002 and 2001, respectively.

(B)

LIQUIDITY AND CAPITAL RESOURCES

The total assets of Aurizon increased to $78.6 million at December 31, 2003 from $43.5 million in the previous year.  At the end of 2003, Aurizon had working capital of $27.9 million compared to $12 million at the end of 2002.  Aurizon has had no debt for the past two years and at the end of 2003, and currently, does not have any gold hedges or off balance sheet financings. Aurizon did have US$2.0 million of foreign currency contracts at the end of 2003.  Shareholders' equity increased to $69.7 million at December 31, 2003, compared to $36.1 million the previous year, primarily as a result of the significant equity financings completed in 2003.

Operating Activities

Operating activities generated $3.8 million of cash in 2003, compared to $0.2 million during 2002.  The increased cash flow in 2003 is primarily attributable to the capitalization of Casa Berardi costs, whereas these costs were charged to operations in the previous year.

Investing Activities

A major underground development program at Casa Berardi and shaft deepening at Sleeping Giant during 2003 have resulted in aggregate investing activities totaling $21.7 million compared to $5.9 million in 2002.

Mineral property, plant and equipment expenditures in 2003 totaled $21.4 million, of which $15.2 million was invested at Casa Berardi and $6.2 million was invested at Sleeping Giant.  At Casa Berardi, the West Mine ramp was extended 1,074 metres from the 450 metre level down to the 550 metre level in 2003, to provide access to the 113 Zone for metallurgical testwork and to provide drill bases for in-fill definition drilling.  Approximately 44 metres of the exploration drift were complete by year-end, allowing the completion of 1,400 metres of definition drilling.  A further 21,000 metres of surface exploration drilling was completed in the area of Zones 118-120 during 2003, where an inferred gold resource has been outlined.  At Sleeping Giant, $6.2 million was invested in the deepening of the production shaft by three working levels, or 200 metres, as well as 72,000 metres of development drilling and 1,700 metres of drifting.

In 2002, mineral property, plant and equipment expenditures totaled $6.0 million, of which $3.1 million was invested at Casa Berardi and $2.9 million was invested at Sleeping Giant.  At Casa Berardi, $1.1 million was paid to acquire the residual net smelter royalty from the original vendors and $2.0 million funded 21,000 metres of exploration drilling east of Zone 113.  At Sleeping Giant, $2.7 million was invested in 68,000 metres of exploration drilling and approximately 1,400 metres of drifting and $0.2 million for mining equipment

	2003	2002
Capital Expenditures by project:
Casa Berardi	$15,233,116	$3,084,166
Sleeping Giant	$6,186,443	$2,914,551
Other	$50,689	$17,841
Total	$21,470,248	$6,016,558
Represented by:
Property, plant & equipment	$1,096,784	$220,393
Mineral properties	$20,373,464	$5,796,165
Total	$21,470,248	$6,016,558

Sales of surplus equipment generated proceeds of $181,000 and $97,000 in 2003 and 2002, respectively.

Financing Activities

Equity private placements during 2003 provided net proceeds of $27.1 million; the exercise of warrants for shares provided $3.3 million; and the exercise of stock options provided a further $1.6 million, for a total $32 million.  As at December 31, 2003, there were 6.9 million warrants outstanding at an average exercise price of $2.32 per share, of which 760,000 warrants at an average price of $1.34 per share expire in 2004.  In 2002, three equity financings, the exercise of warrants attached to these issuances, and the exercise of incentive stock options resulted in net proceeds of $20.1 million. In respect of non-cash financing activities impacting share capital, Aurizon issued 11,666,690 shares in 2003 pursuant to the conversion of a $7 million convertible debenture (net proceeds of $6.5 million).  As consideration for interest and deferred finance costs associated with the Casa Berardi acquisition, 639,246 shares having a fair value of $290,000 were issued in 2002.

During 2002, Sleeping Giant received non-repayable government grants to fund ongoing exploration activities, of which Aurizon's share was $52,000.

In 2003, Aurizon received $0.4 million in refundable tax credits and $0.1 million in provincial refundable mining duties, for certain eligible exploration expenditures.  In 2002, $0.6 million was received from refundable mining duties.

Equity financings in 2002 allowed for the early repayment of long-term debts totaling $4.3 million, being the remaining Casa Berardi acquisition obligation of $3.9 million and the deferred hydro charges of $0.4 million.

Aurizon's aggregate operating, investing and financing activities during 2003 resulted in a net $14.6 million increase in its cash balances.  As at December 31, 2003, cash and cash equivalents stood at $27.1 million, compared to $12.4 million in 2002 and $1.8 million in 2001.

(D)

TREND INFORMATION

Aurizon's share of gold production from Sleeping Giant in 2004 is expected to increase by nearly 5% from 2003 levels to 34,500 ounces as a result of higher anticipated ore production.  Total cash costs per ounce are expected to increase to US$295 in 2004, compared to US$266 achieved in 2003 due to higher mining costs associated with extracting ore from the flatter dipping Zone 8 and lower anticipated average ore grades.

Based upon estimated ore grades, production rates, operating costs, an average forecast gold price of US$375 per ounce, and an average U.S. dollar exchange rate of 1.33, the Sleeping Giant Mine is expected to provide approximately $1.9 million in operating cash flow to Aurizon during the year. The projected profitability of Sleeping Giant will be influenced by changes in the grade of ore mined from that estimated, and by fluctuations in gold prices and foreign exchange rates.

Aurizon's operations are very sensitive to the grade of ore mined.  The 2004 mine plan for Sleeping Giant anticipates mill throughput of 195,000 tonnes at a grade of 11.4 grams per tonne.  A 1.0 gram/tonne change in the ore grade would impact Aurizon's forecast 2004 cash flow by $1.5 million.

A US$10 per ounce change in the US$375 per ounce gold price used in Aurizon's 2004 forecast, would have a $500,000 impact on forecast cash flow.  The gold price was relatively volatile during 2003, with the London afternoon fixing ranging from a high of US$416 per ounce in December, to a low of US$320 per ounce in April, before closing the year at US$416 per ounce.  As at December 31, 2003, Aurizon did not have any gold production hedges.

A change of 0.05 in the 1.33 U.S. to Canadian dollar exchange rate used in Aurizon's 2004 forecast, would impact cash flow by approximately $650,000.  In 2003, the Canadian dollar had a range from 1.28 to 1.57 against the U.S. dollar and averaged 1.40 for the year.

Sleeping Giant will require $4.3 million of exploration, development, and capital expenditures in 2004, of which $1.5 million is required to complete the additional development work associated with the recent shaft sinking.  Also included in the Sleeping Giant budget is nearly 2,200 metres of drifting and 41,000 metres of diamond drilling.  The shaft sinking provides access to 76,000 tonnes of probable mineral reserves at a gold grade of 11.5 grams/tonne, representing 28,000 ounces of gold, and 192,000 tonnes of inferred mineral resources at a gold grade of 10.3 grams/tonne, representing 64,000 ounces of gold.  This program should extend the mine life of Sleeping Giant by two years and provide the opportunity to find more ounces within reach of the infrastructure.

At Casa Berardi, $18.8 million is expected to be invested in 2004 to continue the major underground exploration program that was initiated in early 2003, as well as starting certain preproduction development (including shaft collar construction), completing an updated feasibility study, and continuing an active exploration program on other prospective targets. The underground program will provide access to Zone 113 and will allow in-fill definition drilling and the extraction of ore for metallurgical testwork in order to increase the confidence level of the grade, continuity and extent of Zone 113.  The costs of the underground program, including site maintenance costs, are estimated to be $11 million in 2004.  The exploration budget of $1.8 million should provide approximately 21,000 metres of exploration drilling activity.  The objective of the 2004 programs is to complete a final feasibility study by October 2004 and to initiate preproduction development that will reduce the lead time required to reach commercial production.  Aurizon relies on net minesite cash flow from Sleeping Giant to cover corporate costs, and on equity capital to fund significant exploration and development activity at Casa Berardi and Sleeping Giant.  The successful completion of three equity financings in 2003 has provided sufficient funding for all of Aurizon's capital and development commitments for 2004.  It is anticipated that project financing for the development of Casa Berardi into an operating gold mine will be sought in the fourth quarter of 2004.

(E)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

the fourth quarter of 2004.

(E)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

(F)

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

December 31, 2003 Contractual Obligations	Payments by due period
	Total	Less than 1 year	1-3 years	3-5years	More than 5 years
Asset Retirement Obligations (1)	$2,622,431	-	-	$1,359,842	$1,262,589
Future Income Taxes (2)	967,320	-	-	-	967,320
Long-term Liabilities (1)	651,405	-	-	651,405	-
Total	$4,241,156	-	-	$2,011,246	$2,229,909

(1)

These obligations are in respect of reclamation obligations at the Company's two mineral properties situated in Quebec.  The Sleeping Giant Mine presently has an expected remaining operating mine life of approximately three years, following which, site reclamation, restoration, and closure costs will be incurred.  The discounted present value of these costs is estimated to be $1,359,842, and the undiscounted value of these costs is $1,642,621.  In addition, the Company has provided for $651,405 in respect of estimated severance costs payable on closure.   The Casa Berardi project has estimated discounted reclamation obligations totaling $1,262,589 and the undiscounted value of these costs is  $2,725,836.   These reclamation costs are not expected to be incurred until approximately 2014, following the completion of an updated feasibility study, a period required to secure project financing, a pre-production period and an estimated mine life of seven to eight years.

(2)

A future income tax liability of $967,320 in respect of a Quebec mining duties tax has been accrued for accounting purposes.  Quebec mining duties taxes are not expected to be payable for several years.

ITEM 6:

       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)

Directors and Senior Management

The names, positions with the Company, other principal directorships and principal business activities outside the Company of all directors and executive officers are stated below:

Name and Position	Other Principal Directorships	Principal Business Activities Outside the Company

David P. Hall, Chartered Accountant Director, Chairman, President and Chief Executive Officer	Yale Resources Ltd.	None

Ian S. Walton, Chartered Accountant Director, Executive Vice-President and Chief Financial Officer	Contrarian Resource Fund 2002 Management Limited, and Contrarian Resource Fund 2003 Management Limited	None

Frank A. Lang, Director	Cream Minerals Ltd., Emgold Mining Corporation, Acrex Ventures Inc., Sultan Minerals Inc., Valgold Resources Ltd., Abington Ventures Inc.	Director and Chairman and /or President of companies listed under “Other Principal Directorships”

William E. Vance, Director	None	Retired

Sargent H. Berner, Director	Emgold Mining Corporation, Cream Minerals Inc., Sultan Minerals Inc., Titan Logix Corp., and Valgold Resources Ltd.	Partner, DuMoulin Black, Barristers and Solicitors

Peter Ferderber, Director	Hollinger North Shore Explorations Ltd., La Fosse Platinum Group Inc., and Louvicourt Gold Mines	Director and/or Chairman of companies listed under “Other Principal Directorships”

Gerard Gagne, Director	None	Senior Investment Advisor, The Solidarity Fund (Q.F.L.) Chartered Accountant

Brian S. Moorhouse Director	Vega Management Corporation	President, Vega Management Corporation

Robert Normand Director

Quebecor World Inc., Cambior Inc., ING P&C Canada Inc., Sportscene Restaurants Inc.,. Fonds Investissements Rea, Enerplus Fund, Concert Industries Ltd., Commercial Alcohols Ltd., Alter Moneta Inc., Sequoia Minerals Inc.

Chartered Accountant Director of companies listed under “Other Principal Directorships”

Richard Faucher Director	Niocan Inc.	President and C.E.O. of Niocan Inc. P. Eng.

Julie A. Stokke Kemp, Corporate Secretary	None	None

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

SARGENT BERNER - Mr. Berner is a partner of the Vancouver law firm of DuMoulin Black.  Mr. Berner is also a director of several junior resource companies.  Mr. Berner has been a Director of Aurizon since its inception in 1988.

RICHARD R. FAUCHER - Mr. Faucher is President and Chief Executive Officer of Niocan Inc.  He is a metallurgist with experience in the management of large mining and metallurgical projects.  Mr. Faucher joined Aurizon's Board in June, 1999.

PETER FERDERBER - Mr. Ferderber was instrumental in the acquisition of Aurizon's Sleeping Giant mine and its former Beaufor mine.  Named Prospector of the Year in 1979 by the Prospectors and Developers Association of Canada

for the discovery of the Belmoral mine, Val d'Or, Quebec, Mr. Ferderber is a director of several junior resource companies.  Mr. Ferderber has been a Director of Aurizon since its inception in 1988.

FRANK LANG - Mr. Lang is a founding shareholder of Aurizon.  Named Developer of the Year by the Prospectors and Developers Association of Canada  in 1986 for his role in the discovery of the Golden Giant mine, Hemlo, Ontario, Mr. Lang is a director of other junior resource companies.  Mr. Lang has been a Director of Aurizon since its inception in 1988.

BRIAN S. MOORHOUSE - Mr. Moorhouse is President of Vega Management Corporation.  Mr. Moorhouse has experience in financial markets, and was instrumental in raising equity funds for Aurizon's predecessor companies.  Mr. Moorhouse has been a Director of Aurizon since its inception in 1988.

GERARD GAGNE - Mr. Gagne is a Chartered Accountant and is a Senior Investment Advisor for the Solidarity Fund (QFL).  Mr. Gagne joined Aurizon's Board in November, 2002.

ROBERT NORMAND - Mr. Normand is a Chartered Accountant and was formerly Chief Financial Officer of Gaz Metropolitan.  He is a director of several companies, including Quebecor Printing Inc., Enerplus Fund, and Cambior  Inc.  Mr. Normand joined Aurizon's Board in June, 1999.

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

During 1998, the Company issued  $7 million of non-interest bearing convertible debentures to Capital d'Amerique CDPQ Inc. ($4,000,000) and Fonds de Solidarite des Travailleurs du Quebec (FSTQ) ($3,000,000).  In December, 2001, in a private transaction, Capital d'Amerique CDPQ transferred its debenture to Sodemex II s.e.c., a company in which Capital d'Amerique CDPQ is the sole general partner.

Pursuant to agreements between the Company and Capital d'Amerique CDPQ Inc. and Fonds de Solidarite des Travailleurs du Quebec (FSTQ), management nominated Richard Faucher, Gerard Gagne and Robert Normand for election as directors of the Company and all were elected for a one-year term expiring at the next following annual general meeting.  As at April 16, 2004, Sodemex II s.e.c., owned 3,938,730 common shares of the Company, representing 3.67% of the Company on a fully-diluted basis.  Robert Normand, is the nominee of Sodemex II s.e.c.   Management will nominate Richard Faucher and Robert Normand for re-election as directors of the Company at the next Annual General Meeting.

On April 22, 2003, convertible debentures totalling $4 million were converted into 6,666,680 common shares and the balance of the convertible debentures, totalling $3 million, were converted into 5,000,010 common shares of the Company on May 30, 2003.

David P. Hall and Frank A. Lang were directors and officers of Maghemite Inc., from 1985 to 1994.  Maghemite Inc. became insolvent and was subsequently delisted, at Maghemite's request, from the Montreal and Vancouver stock exchanges.

Robert Normand is a Director of Concert Industries Ltd., which has filed and, as of August 2003, been granted protection under the Canadian Companies' Creditors Arrangement Act.

(B)

Compensation

Compensation of Directors and Officers

The Company has three officers.

Information specified in this Item for individually named directors and senior officers incorporates by reference the Management Information Proxy Circular dated April 30, 2004, prepared in connection with the Company's Annual General Meeting to be held on June 15, 2004 (see Exhibit 14.1).

For the year ended December 31, 2003, the aggregate amount of compensation for all services in all capacities paid by the Company and its subsidiaries to its directors and officers as a group was $656,331.  During the year ended December 31, 2003, the Company's non-executive (non-employee) directors were paid an annual retainer in the amount of $6,000 and a fee of $600 for each Board or committee meeting attended.  In addition, an annual fee of $1,000 was paid to non-executive directors who acted as a committee chairperson during the year.

In recognition of the increased time demands, responsibility and potential liability imposed upon directors of public companies, the Company's non-employee Directors' Compensation was increased to the following levels, effective as of January 1, 2004:

Annual Retainer:	$10,000
Meeting Fee:	$1,000
Committee Meeting Fee:	$1,000
Annual Committee Chair:	$1,500
Annual Lead Director Fee:	$1,500

During the most recently completed financial year, a total of $84,200 was paid to non-executive directors in respect of director and chairmanship fees.

See "Plans" below, for details of incentive stock options that have been granted to the Company's directors.

For the year ended December 31, 2003, the aggregate amount set aside or accrued by the Company and its subsidiaries to provide pension, retirement or similar benefits to its directors and officers, pursuant to any existing plan was nil.

Plans

(i)

The Company has no plans other than as set out herein pursuant to which cash or non-cash compensation was paid or distributed to the executive officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

(ii)

The Company has a formalized stock option plan for the granting of incentive stock options to the executive officers, employees and directors (the "Plan").  The Plan provides that, subject to the requirements of the stock exchanges on which the Company's shares are listed, the aggregate number of securities reserved for issuance under the Plan together with the number of securities reserved for issuance under other outstanding incentive stock options and options for service may not exceed 7,000,000 shares of Common Stock of the Company.  Options may be granted under the Plan to such directors, officers and employees of and consultants to the Company as the Board of Directors may from time to time designate.  The exercise price shall be determined by the Board of Directors but shall in no event be less than the market price of the Company's Common shares on each Stock Exchange on which the Company's shares are listed at the time of the grant of the option.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the executive officers, directors and employees of and consultants to the Company and to closely align the personal interests of such persons to those of the shareholders.

The total numbers of options to purchase shares of Common Stock granted under the Plan to employees, directors, and executive officers during the most recently completed financial year, December 31, 2003, were as follows:

Optionees	Number of Shares of Common Stock Granted During 2003 under the Plan	Exercise Price

Executive Officers	235,000	$2.00
Directors	480,000	$2.00
Employees	150,000	$2.00

The total numbers of shares of Common Stock purchasable under outstanding options granted to the executive officers and directors (excluding the executive officers) of the Company as at the end of the most recently completed financial year, December 31, 2003 were as follows:

Optionees	Number of Shares of Common Stock Under Option	Exercise Price

Executive Officers	60,000	$0.60
Executive Officers	160,000	$0.72
Executive Officers	300,000	$1.00
Executive Officers	227,500	$1.35
Executive Officers	235,000	$2.00

Directors	100,000	$0.60
Directors	200,000	$0.72
Directors	200,000	$1.00
Directors	280,000	$1.35
Directors	480,000	$2.00

During the Company's most recently completed financial year, the total numbers of shares of Common Stock purchased through the exercise of options granted to executive officers and directors, were as follows:

Optionees	Number of Shares of Common Stock Under Option	Exercise Price

Executive Officers	300,000	$0.80
Executive Officers	70,000	$0.60
Former Executive Officer	60,000	$0.72
Former Executive Officer	50,000	$0.80
Directors	525,000	$0.80
Directors	75,000	$0.60
Directors	150,000	$0.72
Director	50,000	$1.00
Director	40,000	$1.35

Incentive Stock Options

At December 31, 2003, there were outstanding incentive stock options on a total of 3,014,000 shares of Common Stock as follows:

Date of Grant	No. of Shares of Common Stock Subject to Option	Exercise Price	Expiry Date	Aurizon Share Price on Date of Grant	Market Value(¹)

March 23, 1995	607,000	$1.00	Mar. 23, 2005	$0.90	$588,790
March 23, 1995	102,500	$1.00	May 11, 2004	$0.90	$99,425
November 11, 1999	72,500	$0.72	May 11, 2004	$0.70	$90,625
November 11, 1999	360,000	$0.72	Nov. 10, 2004	$0.70	$450,000
May 12, 2000	7,000	$1.05	April 30, 2004	$1.03	$6,440
May 12, 2000	10,000	$1.05	June 1, 2004	$1.03	$9,200
May 12, 2000	30,000	$1.05	June 15, 2004	$1.03	$27,600
May 12, 2000	30,000	$1.05	May 12, 2005	$1.03	$27,600
February 22, 2002	160,000	$0.60	Feb. 22, 2004	$0.54	$219,200
November 7, 2002	100,000	$1.20	Nov. 7, 2004	$1.34	$77,000
December 19, 2002	670,000	$1.35	Dec. 19, 2004	$1.35	$415,400
December 17, 2003	865,000	$2.00	Dec. 17, 2006	$1.91	$0

(¹)

“Market Value” is calculated as the difference between the Exercise Price and the Market Price (CDN$1.97) for the shares of Common Stock as at December 31, 2003.

Options for the purchase of shares of Common Stock, held as a group by executive officers; directors who are not executive officers; and employees who are not executive officers, are as follows:

Relationship to Aurizon	Number of Persons	Number of Shares of Common Stock Subject to Option

Executive Officers	3	982,500
Directors who are not executive officers	8	1,260,000
Employees who are not executive officers	11	503,000
Former Executive Officers(¹)	1	90,000
Former employees who were not executive officers(¹)	8	178,000

(¹)

As part of their termination arrangements, the expiry date of Options granted to former Executive Officers, and former employees who were not executive officers, were extended to expire at the earlier of the expiry date of the options or three years from the date of termination.

Other

Except as set out under “Executive Compensation” in Management Information Circular dated April 30, 2004, prepared in connection with the Company's Annual General Meeting to be held on June 15, 2004 (see Exhibit 14.1), no other compensation was paid by the Company to the executive officers during the most recently completed financial year, including personal benefits and securities or property paid or distributed other than pursuant to a formal plan, which compensation was not offered on the same terms to all full time employees other than those covered by a collective agreement.

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

(C)

Board Practices

The following information is provided with respect to the Company's directors, and members of its administrative, supervisory or management body and includes date of expiration of the current term of office, and the period during which the person has served in that office:

	Position(s) with Company	Term of Office/
Name		Period of Service

David P. Hall	Chairman	1995(3)
	President &	1991
	Chief Executive Officer	1991
	Director	1988
Frank A. Lang	Director	1988(3)
Sargent H. Berner	Director	1988(3)
	Member of the Executive
	Compensation and Corporate
	Governance Committee	1994
Peter Ferderber	Director	1988(2)
Brian S. Moorhouse	Director	1988(1)
	Member of the Audit Committee Member of the Executive Compensation and Corporate Governance Committee	1988 1994

	Position(s) with Company
		Term of Office/ Period of Service

Name

Gerard Gagne	Director	2002(1)
William E. Vance	Director	1988(2)
Ian S. Walton	Director	1993(2)
	Executive Vice-President &	1993
	Chief Financial Officer	1993
	Assistant Corporate Secretary	2002
Robert Normand	Director	1999(1)
	Member of the Audit Committee	1999
Richard Faucher	Director	1999(1)
	Member of the Executive
	Compensation and Corporate
	Governance Committee	1999
Julie A. Stokke Kemp	Corporate Secretary	1990

(1)

the terms of office of Messrs. Richard Faucher, Brian S. Moorhouse, and  Robert Normand, expire at the annual meeting of shareholders to be held on June 15, 2004.

(2)

the terms of office of Messrs. Peter Ferderber, William E. Vance and Ian S. Walton will expire at the third next succeeding annual meeting of the shareholders subsequent to June 18, 2002.

(3)

the terms of office of Messrs. Sargent H. Berner, David P. Hall and Frank A. Lang will expire at the third next succeeding annual meeting of the shareholders subsequent to June 17, 2003.

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

In August 1995, and effective February 1, 1995, the Company entered into a three year employment agreement with Ms. Julie Stokke Kemp.    The agreement provides an automatic one-year extension until either party gives  notice of termination, unless sooner terminated in accordance with the term of the agreement.  If the employee's employment is terminated by the Company "Without Cause" (as defined in the employment agreement), then Ms. Kemp is entitled to receive severance compensation equal to one year's salary plus one additional month's salary for each year of service or part thereof.

Effective October 1, 2003, the Company entered into a two year employment agreement with Mr. Michel Gilbert, General Manager, Quebec.  The agreement provides an automatic one-year extension until either party gives notice of termination, unless sooner terminated in according with the terms of the agreement.  If the employee's employment is terminated by the Company “Without Cause” (as defined in the employment agreement), then Mr. Gilbert is entitled to receive compensation equal to one year's salary plus one additional month's salary for each year of service or part thereof.

Information specified in this Item for individually named directors and senior officers incorporates by reference the Management Information Circular dated April 30, 2004, prepared in connection with the Company's Annual General Meeting to be held on June 15, 2004 (see Exhibit 14.1).

Audit Committee

The Audit Committee members as at April 30, 2004 were Mr. Gagne, Mr. Moorhouse, and Mr. Normand, all of whom are outside, unrelated directors.  The Board considers that all members of the Audit Committee are financially literate and have a working familiarity with basic finance and accounting practices.  In addition, Mr. Gagne and Mr. Normand, both of whom are Chartered Accountants, are considered by the Board to have accounting or related financial management expertise.  The definition of “financially literate” is the ability to read and understand a balance sheet, an income statement and a cash flow statement.  The definition of “accounting or related financial management expertise” is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

On April 3, 2003, the Board of Directors adopted an Audit Committee Charter for its Audit Committee, whereby the primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing:  the financial reports and other financial information provided by the Company to any governmental body or other stakeholders; the Company's systems of internal controls regarding finance, accounting, and the Company's auditing, accounting and financial reporting processes.  Consistent with this function, the Audit Committee is mandated to encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures and practices at all levels.  The Audit Committee's primary duties and responsibilities are to:

  Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements.

  Review and appraise the performance of the Company's external auditors.

  Provide an open avenue of communication among the Company's auditor, financial and senior management and the Board of Directors.

  Pre-approve the audit and non-audit services performed by the company's independent auditor in order to assure that they do not impair the auditor's independence.  On November 18, 2003, the Audit Committee approved an Audit and Non-Audit Services Pre-Approval Policy (the “Pre-Approval Policy”), which sets forth the procedures and the conditions pursuant to which services to be performed by the independent auditor are to be pre-approved.

The Audit Committee also met on November 6, 2003 to plan for the 2003 Audit and on April 5, 2004 to review the audited annual financial statements for the year ended December 31, 2003, during which time its members were Mr. Gagne, Mr. Moorhouse and Mr. Normand, all of whom are outside, unrelated directors.  The full Board meets with management on a quarterly basis to review and approve interim financial statements and to discuss financial performance compared to forecast.

Executive Compensation and Corporate Governance Committee

The primary function of the Company's Executive Compensation and Corporate Governance Committee (the “ECCGC”) is to assist the Board of Directors by:

  reviewing the adequacy and form of: the Company's compensation program for the Chief Executive Officer and the Chief Financial Officer (the “Named Executive Officers”); the non-employee directors' compensation; and the compensation plans in effect or proposed for the Company's senior managers and other employees; and

  recommending candidates for nomination, appointment, election and re-election to the Board and its committees, assessing Board performance; and determining appropriate orientation and education programs for new Board members.

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

  The procedure for monitoring directors' responsibility, diligence and for avoiding conflicts of interest.

  Current developments relating to corporate governance and, if required, propose to the Board changes to its mandate and corporate governance policy.

  The Board's past years' proceedings to evaluate its efficiency and make required recommendation, if any.

  And take appropriate action on any comment made by shareholders or regulatory authorities on the Company's corporate governance practices.

The ECCGC is presently composed of three members, Messrs. Berner, Faucher and Moorhouse.  The Board of Directors considers that two members, Messrs. Faucher and Moorhouse, are “unrelated directors” and one member, Mr. Berner, is a “related director”.  Accordingly, the ECCGC is constituted with a majority of individuals who qualify as “unrelated directors”.

The ECCGC met on December 15, 2003, to review executive compensation and corporate governance issues, and again on March 23, 2004 to review: the ECCGC's charter and membership; the Board's size and composition; and the Company's disclosure of corporate governance.

(D)

Employees

	NUMBER OF EMPLOYEES	NUMBER OF EMPLOYEES
LOCATION	AS AT DECEMBER 31, 2003	AS AT MARCH 31, 2004
Vancouver office	6	6
Val d'Or office	9	9
Casa Berardi Mine	18	27
Total	33	42

The Sleeping Giant Mine which is operated by Cambior Inc. had 213 employees on December 31, 2003 and 220 employees on March 31, 2004, of which the majority are unionized hourly employees. A collective agreement covering the period from August 1, 2002 to July 31, 2007 exists between Cambior and the United Steelworkers of America.

(E)

Share Ownership

The following table sets forth the share ownership of those person listed in “Item 6: Directors, Senior Management and Employees, Compensation”.

34

Name	Number of Common Shares Held at March 31, 2004	Percentage of Issued & Outstanding Common Shares Held as at March 31, 2004	Number of Options Outstanding at March 31, 2004	Exercise Price $	Expiry Date

David P. Hall	532,642	*	70,000	0.72	Nov. 10, 2004
			125,000	1.00	March 23, 2005
			100,000	1.35	Dec. 19, 2004
			100,000	2.00	Dec. 17, 2006

Ian S. Walton	516,300	*	70,000	0.72	Nov. 10, 2004
			125,000	1.00	March 23, 2005
			100,000	1.35	Dec. 19, 2004
			100,000	2.00	Dec. 17, 2006

Frank A. Lang	1,768,779	1.81%	50,000	0.72	Nov. 10, 2004
			50,000	1.00	March 23, 2005
			40,000	1.35	Dec. 19, 2004
			60,000	2.00	Dec. 17, 2006

Sargent H. Berner	170,700	*	50,000	0.72	Nov. 10, 2004
			50,000	1.00	March 23, 2005
			40,000	1.35	Dec. 19, 2004
			60,000	2.00	Dec. 17, 2006

Richard Faucher	NIL	N/A	40,000	1.35	Dec. 19, 2004
			60,000	2.00	Dec. 17, 2006

Peter Ferderber	189,379	*	50,000	0.72	Nov. 10, 2004
			50,000	1.00	March 23, 2005
			40,000	1.35	Dec. 19, 2004
			60,000	2.00	Dec. 17, 2006

Brian S. Moorhouse	243,200	*	50,000	0.72	Nov. 10, 2004
			50,000	1.00	March 23, 2005
			40,000	1.35	Dec. 19, 2004
			60,000	2.00	Dec. 17, 2006

Gerard Gagne	NIL	N/A	40,000	1.35	Dec. 19, 2004
			60,000	2.00	Dec. 17, 2006

Robert Normand	35,000	*	40,000	1.35	Dec. 19, 2004
			60,000	2.00	Dec. 17, 2006

William E. Vance	471,067	*	60,000	2.00	Dec. 17, 2006

Julie A.S. Kemp	34,300	*	20,000	0.72	Nov. 10, 2004
			50,000	1.00	March 23, 2005
			27,500	1.35	Dec. 19, 2004
			35,000	2.00	Dec. 17, 2006

*Such person beneficially owned less than 1% of the Issued & Outstanding Common Shares outstanding as at March 31, 2004.

ITEM 7:

    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)

Major Shareholders

The Company is not owned or controlled, directly or indirectly, by any other corporation or by any foreign government.

The only person who is known by the Company to be the beneficial owner, directly or indirectly, of more than 5% of the Company's issued and outstanding shares of Common Stock as at November 25, 2003, is as follows:

Title Of Class	Identity of Person or Group	Number of Common Shares Owned	Percentage of Issued & Outstanding Common Shares Owned

Common Shares	Dundee Wealth Management Inc., 40 King Street West, Scotia Plaza, 55th Floor, Toronto, Ontario M5H 4A9	6,023,593	6.19%

The following table lists information with respect to the total amounts of any class of the Company's voting securities owned by the officers and directors of the Company as a group as of March 31, 2004.

	Identity of	Amount	Class- Fully
Title Of Class	Person or Group	Owned	Diluted

Common Stock	Directors and Officers (11 persons)	6,043,867(¹)	5.63% (²)

(¹)

Includes 2,082,500 shares of Common Stock issuable upon the exercise of incentive stock options held by directors and officers.  These options are exercisable, at prices ranging from $0.72 per share to $2.00 per share, on or before November 10, 2004 to March 23, 2005.

(²)

Assumes that all incentive stock options held by directors and officers have been exercised.

As of March 31, 2003, the total amount of any class of the Company's voting securities owned by the officers and directors as a group (11 persons) was 6,514,463 shares of Common Stock (including shares of Common Stock issuable upon the exercise of incentive stock options), representing 7.74% of the then fully diluted shares of Common Stock.  As of March 31, 2002, the total amounts of any class of the Company's voting securities owned by the officers and directors as a group (11 persons) was 6,413,842 shares of Common Stock (including shares of Common Stock issuable upon the exercise of incentive stock options), representing 9.2% of the then fully diluted shares of Common Stock.

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals or has been extracted from the register of shareholdings maintained by the Company's transfer agent.

There are no arrangements known to the Company, which may at a subsequent date result in a change in control of the Company.

As at March 31, 2004, there were 97,572,619 common shares of the Company issued and outstanding.  Based on the records of the Company's transfer agent, Computershare Trust Company of Canada, of 510 Burrard Street, Vancouver, British Columbia, Canada, as at such date there were 2,914 shareholders of record.  To the best of the Company's knowledge, as of March 31, 2004 there were 1,020 registered Canadian shareholders, 34 international shareholders, and 1,860 shareholders registered in the United States holding approximately 80,495,614, 1,822,828, and 15,254,143 shares, respectively, which represented 82.50%, 1.87% and 15.63%, respectively, of the Company's shares then outstanding.

(B)

Related Party Transactions

There were no material transactions in the fiscal year ended December 31, 2003, or proposed material transactions between the Company and:

(a)

Enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, the Company;

(b)

associates;

(c)

individuals owning, directly or indirectly, an interest in the voting power of the Company that gives them significant influence over the Company, and close members of any such individual's family;

(d)

key management personnel, that is, those persons having authority and responsibility for planning, directing and controlling the activities of the Company, including directors and senior management of companies and close members of such individuals' families;

(e)

enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described  in (c) or (d) or over which such person is able to exercise significant influence including enterprises owned by directors or major shareholders of the Company and enterprises that have a member of key management in common with the Company, except as follows:

(i)

Mr. Robert Normand, a director of the Company, is also a director of Cambior Inc.  On September 10, 2003, 9115-5036 Quebec Inc., a private company, wholly-owned by Cambior Inc., purchased by way of private placement, 650,000 units of the Company at a price of $2.00 per unit (“Unit”).  Each Unit consisted of one common share and one half of one common share purchase warrant.  Each whole warrant entitles the holder to acquire one common share at a price of $2.50 per share prior to September 10, 2005.  9115-5036 Quebec Inc. was liquidated into Cambior Inc. on October 21, 2003.  According to a Schedule 13G filing made under the Securities Exchange Act of 1934 and dated as of December 31, 2003, Cambior Inc. owned 4,560,753 common shares of the Company and a share purchase warrant to purchase 325,000 additional common shares at a price of $2.50 on or before September 10, 2005.  Therefore, on a fully diluted basis, as of December 31, 2003, Cambior Inc. would have owned 4.55 % of the common shares of the Company.

(ii)

Pursuant to agreements between the Company and Capital d'Amerique CDPQ Inc. and Fonds de Solidarite des Travailleurs du Quebec (FSTQ),  management nominated Richard Faucher, Gerard Gagne and Robert Normand for election as directors of the Company and all  were elected for a one-year term expiring at the next following annual general meeting.  Management will nominate Richard Faucher and Robert Normand for re-election as directors of the Company at the next Annual General Meeting.   Robert Normand is the nominee of Sodemex II s.e.c., which owns 3.67% of the Company. In addition, Robert Normand is also a director of Cambior Inc., which on a fully diluted basis, as a December 31, 2003, owned 4.55% of the Company.

(iii)

Mr. Ian S. Walton, a director and officer of the Company, is also a director and officer of Contrarian Resource Fund 2002 Management Limited, which is the General Partner of Contrarian Resource Fund 2002 Limited Partnership.   On December 22, 2002, Contrarian Resource Fund 2002 Limited Partnership purchased, by way of private placement, 370,000 flow-through common shares of the Company at a price of $1.35 per share.  As of March 29, 2004, Contrarian Resource Fund 2002 Limited Partnership owned 100,000 common shares of the Company.

In addition, Mr. Walton is a director of Contrarian Resource Fund 2003 Management Limited, which is the General Partner of Contrarian Resource Fund 2003 No. 1 Limited Partnership, which, as at March 31, 2004, owned 120,000 common shares of the Company.

Indebtedness to Company of Directors and Officers

As of April 30, 2004, no directors or senior officers of the Company are indebted to the Company or have been indebted to the Company since the beginning of the last completed financial year of the Company.

(C)

Interests of Experts and Counsel

Not applicable.

ITEM 8:

    FINANCIAL INFORMATION

(A)

Consolidated Statements and Other Financial Information

This annual report contains the consolidated financial statements for the Company for the fiscal year ended December 31, 2003 which contain an Auditors' Report dated March 5, 2004, Consolidated Balance Sheets as at December 31, 2003 and 2002, Consolidated Statements of Operations and Deficit for the Fiscal Years Ended December 31, 2003, 2002, and 2001, Consolidated Statements of Cash Flow for the Fiscal Years Ended December 31, 2003, 2002, and 2001 and Notes to the Financial Statements.  See “Item 17:  Financial Statements.”

Legal Proceedings

On February 4, 1993, proceedings were brought against the Company by several bondholders of the Company in the district court of Geneva, Switzerland, claiming to have held an aggregate of S.Fr. 220,000 (approximately US$134,000) in principal amount of the Company's previously issued Swiss bonds ("Bonds").  The claimants were seeking a declaratory order that resolutions passed at a bondholders meeting on June 2, 1992 in Geneva, by which the terms of the Bonds were amended to create a right of redemption and jurisdiction with respect to the Bonds was changed from Switzerland to British Columbia, were not valid.  On January 29, 2004, the Geneva Court of First Instance rendered a judgement dismissing the claim made by the plaintiffs and ordering the latter to pay the Company the amount of CHF20,000.  No appeal had been filed against this judgement by the plaintiffs within the 30-day deadline and the judgement has therefore been entered into force.

The Company has been named as a defendant in a tort litigation class action launched by approximately 120 plaintiffs against nearly 150 defendants in the State of California.  The action is based on alleged exposure to silica.  The Company has never produced, manufactured or sold silica or silica based products.  Accordingly, the Company is of the opinion that the allegations are without foundation or merit and will be defended vigorously.  The plaintiffs have subsequently advised that the Company's name will be dismissed from the list of defendants.

The Company is also involved in other litigation from time to time in the ordinary course of its business.  In management's opinion, such litigation is not material to the Company's financing condition, results of operations or cash flows.

(B)

Significant Changes

There have been no significant changes since December 31, 2003.

ITEM 9:

    THE OFFER AND LISTING

(A)

Offer and Listing Details

Price Ranges and Volume of Shares of Common Stock

The following table sets forth the price ranges and volume of shares of Common Stock on the American, Toronto and Montreal Stock Exchanges for each of the six months, each fiscal quarter in each of the last two full financial years and subsequent period and each of the last five full financial years.  The Common Stock began trading on the American Stock Exchange on November 10, 2003:

American Stock Exchange
Period	High US$	Low US$	Volume (000)
2004 First Quarter	1.69	1.10	6,186,700
March	1.31	1.10	2,502,600
February	1.35	1.13	1,731,400
January	1.69	1.13	1,952,700
2003 2003	1.88	1.27	4,383,000
December	1.83	1.27	2,932,000
November (from Nov. 10, 2003)	1.88	1.36	1,451,000
Toronto Stock Exchange
Period	High CDN$	Low CDN$	Volume (000)
2004 First Quarter	2.18	1.49	19,995,316
March	1.73	1.49	10,325,982
February	1.80	1.51	2,444,340
January	2.18	1.50	7,224,994
2003 2003	2.43	1.06	61,336,433
Fourth Quarter	2.43	1.66	24,705,077
December	2.30	1.73	10,428,261
November	2.43	1.72	7,869,922
Third Quarter	2.24	1.27	23,091,940
Second Quarter	1.50	1.07	7,744,785
First Quarter	1.71	1.06	5,794,631
2002 2002	1.85	0.22	29,508,047
Fourth Quarter	1.54	1.02	5,309,589
December	1.54	1.16	1,681,625
November	1.42	1.11	1,884,040
Third Quarter	1.42	0.94	6,197,844
Second Quarter	1.85	0.70	14,145,420
First Quarter	0.75	0.22	3,855,194
2001 2001	0.75	0.21	4,973,793
Fourth Quarter	0.43	0.21	1,618,172
December	0.28	0.21	668,828
November	0.32	0.21	422,987
Third Quarter	0.43	0.21	865,660
Second Quarter	0.60	0.36	1,299,465
First Quarter	0.75	0.46	1,190,496
2000 2000	1.10	0.46	8,721,689
Fourth Quarter	0.75	0.46	1,416,140
Third Quarter	0.98	0.56	1,343,717
Second Quarter	1.10	0.82	2,474,340
First Quarter	1.10	0.72	3,487,492
1999 1999	0.93	0.50	10,092,654
1998 1998	0.92	0.40	9,571,908

Montreal Exchange	High CDN$	Low CDN$	Volume (000)

1999	0.78	0.51	573,427
1998	0.90	0.40	3,293,662

(B)

Plan of Distribution

Not applicable.

(C)

Markets

Since August, 1988, the shares of Common Stock have been listed and traded in Canada on the Toronto Stock Exchange under the symbol "ARZ".  In addition, the shares of Common Stock were listed and traded on the Vancouver Stock Exchange, however, at the request of the Company, due to relatively low trading volumes, they were de-listed from trading on the Vancouver Stock Exchange on January 2, 1996.  The shares of Common Stock were also listed on the Montreal Exchange from 1988 to December 6, 1999, at which time the Company ceased trading on the Montreal Exchange due to a restructuring of the Canadian Stock Exchanges.  The shares of Common Stock were listed on the American Stock Exchange on November 10, 2003 under the symbol “AZK”.

(D)

Selling Shareholders

Not applicable.

(E)

Dilution

Not applicable.

(F)

Expenses of the Issue

Not applicable.

ITEM  10:    ADDITIONAL INFORMATION

(A)          Share Capital

Not applicable.

(B)

Memorandum and Articles of Association

The information called for by this item is contained in an Exhibit to the Company's annual report on Form 20-F for the year ended December 31, 1992, on file with the Commission and is hereby incorporated by reference.

(C)

Material Contracts

On July 5, 2002, Aurizon exercised its right of first refusal to match a third party offer, and acquired TVX Gold Inc.'s residual interest in the Casa Berardi property, which comprised an outstanding payment of $3.9 million and a gold indexed net smelter royalty, for cash consideration of $5 million.  See “Item 4: Information on the Company Property Plant and Equipment” and Exhibit 4.1, the Property Purchase Agreement. The information called for by this item is also contained in an Exhibit to the Company's annual report on Form 20-F for the year ended December 31, 1999, on file with the Commission.

(D)

Exchange Controls

There are currently no restrictions on the export or import of capital out of or into Canada, nor are there foreign exchange controls or other laws, decrees or regulations of Canada or the province of British Columbia restricting remittance of dividends or other payments to non-resident holders of the Company's common shares, other than any applicable withholding taxes.  However, no assurance can be given that legislation enacted in the future will not have an adverse impact on non-Canadian shareholders.

Except as provided in the Investment Canada Act (the “Investment Act”), there are no limitations under the laws of Canada, the province of British Columbia or in the charter or any other constituent documents of the Company on the right of foreigners to hold or vote the Company's common shares.

The Investment Act generally prohibits implementation of a reviewable investment by an individual, government (or agency thereof), corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless after review the minister responsible for the Investment Act is satisfied that the investment is likely to be of net benefit to Canada.  An investment in the Company's common shares by a non-Canadian (other than an “American” as defined in the Investment Act) would be reviewable under the Investment Act if it was an investment to acquire control of the Company and the value of the assets of the Company was $5 million or more.  A non-Canadian (other than an American) would be deemed to acquire control of the Company for the purposes of the Investment Act if he acquired a majority of the common shares outstanding (or less than a majority but controlled the Company in fact through the ownership of one-third or more of the common shares outstanding) unless it could be established that, on the acquisition, the Company was not controlled in fact by the acquirer through the ownership of such shares.  Certain transactions in relation to the Company's common shares would be exempt from review under the Investment Act, including, among others, the following:

(a)

acquisition of shares by a person in the ordinary course of that person's business as trader or dealer in securities;

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

The Investment Act was amended with the Canada-United States Free Trade Agreement to provide for special review thresholds for Americans (including “American-controlled entities” as defined in the Investment Act).  Under the Investment Act, as amended, an investment in the Company's common shares by an American would be reviewable only if it was an investment to acquire control of the Company and the value of the assets of the Company was equal to or greater than a specified amount (the “Review Threshold”), which increases in stages.  The Review Threshold is currently $150 million, and remains at $150 million in constant 1992 dollars (calculated as prescribed in the Investment Act) after 1992.

The provisions of the Investment Act and Free Trade Agreement may have an anti-takeover effect as they may operate to prevent U.S. or other non-Canadian persons from directly or indirectly acquiring control of the Company.

(E)

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

Disposition of Shares of Common Stock

Under the Tax Act, a taxpayer's capital gain (or capital loss) from a disposition of Common Stock of the Company is the amount, if any, by which his proceeds of disposition exceed (or are exceeded by) the aggregate of his adjusted cost base of the Common Stock and reasonable expenses of disposition.

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

Assuming that no exemption is available under the Convention, a shareholder who is a non-resident of Canada  to whom the Company's shares of Common Stock represent taxable Canadian property will include one-half of the amount of the capital gain (the “taxable capital gain”) on the disposition of the Company's shares as taxable income for purposes of computing Canadian tax payable.  Where a non-resident shareholder realizes a capital loss on the disposition of “taxable Canadian property”, one half of the loss (the “allowable capital loss”) may be deducted from taxable capital gains from the disposition of taxable Canadian property realized by the shareholder in the same year.  Alternatively, where the non-resident shareholder cannot apply the allowable capital loss against taxable capital gains realized in the same year, subject to certain adjustments for years when the capital gains inclusion rate was greater than one-half, the allowable capital loss can be deducted from taxable capital gains realized by the non-resident shareholder in respect of taxable Canadian property in the three previous years or any subsequent year.

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

OTHER CONSIDERATIONS

In the following circumstance, the above discussion may not describe the United States federal income tax consequences resulting from the holding and disposition of the Company's Common Stock:

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

The Company does  not believe that it meets the definition of a “passive foreign investment company” (a “PFIC”), but there can be no assurance that it will not become a PFIC in the future.  If 75% or more of the Company's annual gross income has ever consisted of, or ever consists of, "passive" income or if 50% or more of the average value of the Company's assets in any year has ever consisted of, or ever consists of, assets that produce, or are held for the production of, such "passive" income, then the Company would be or would become a PFIC.  Gains from transactions in commodities such as gold are treated as “passive” income unless "substantially all" of a company's business (generally, more than 85%) is as an active producer of the commodity.  It is possible that the rules relating to transactions in commodities were not intended to result in a corporation that is engaged in the active business of mining being treated as a PFIC.

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

Information Reporting and Backup Withholding

U.S. information reporting requirements may apply with respect to the payment of dividends to U.S. Holders of the Company's Common Stock.  Under Treasury regulations currently in effect, a non-corporate holder may be subject to backup withholding at a 30% rate with respect to dividends when such holder (1) fails to furnish or certify a correct taxpayer identification number to the payor in the required manner, (2) is notified by the IRS that it has failed to report payments of interest or dividends properly or (3) fails, under certain circumstances, to certify that it has been notified by the IRS that it is subject to backup withholding for failure to report interest and dividend payments.  Finalized Treasury regulations have generally expanded the circumstances under which U.S. information reporting and backup withholding may apply.  Holders should consult their own tax advisors regarding the application of the U.S. information reporting and backup withholding rules, including the finalized Treasury regulations.

(F)

Dividends and Paying Agents

Not applicable.

(G)

Statements by Experts

Not applicable.

(H)

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

The Company's SEC filings, and the exhibits thereto, are available for inspection and copying at the public reference facilities maintained by the Commission in Judiciary Plaza, Room 1024, 450 Fifth Street N.W., Washington, D.C.,

20549.  Copies of these filings may be obtained from these offices after the payment of prescribed fees.  Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms.

The Company will also provide its shareholders with proxy statements prepared according to Canadian law.  As a Canadian Company, the Company is exempt from the Exchange Act rules about prescribing the furnishing and content of proxy statements to shareholders and is also exempt from the short-swing profit recovery and disclosure regime of section 16 of the Exchange Act.

(I)

Subsidiary Information

There is no information relating to the Company's inactive subsidiaries which must be provided in Canada and which is not otherwise called for by the body of generally accepted accounting principles used in preparing the financial statements.

ITEM   11:

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Commodity Price and Foreign Currency Exchange Rate Risk

The Company is engaged in gold mining and related activities, including exploration, extraction, processing, refining and reclamation.  Gold bullion is the Company's principal product.  Changes in the price of gold and foreign exchange rates, both of which may fluctuate widely from time to time, could significantly affect the Company's profitability and cash flows.  See “Key Information” under Item 3 above, for a description of risk factors relating to gold price volatility and foreign exchange and currency fluctuations.

Since gold is quoted in United States dollars and the operating costs of the Sleeping Giant Mine are in Canadian dollars, changes in the U.S. to CDN currency rates will directly affect earnings and cash flow.  At current 2004 estimates of production of 34,500 ounces of gold and an estimated average gold price of at least US$375, a change of 0.05 in the 1.33 U.S. to CDN dollar exchange rate would have an impact upon earnings and cash flow of approximately $650,000.  The Company utilizes foreign exchange contracts, for purposes other than trading, to manage foreign currency exchange risk.  At December 31, 2003, the Company held US$2.0 million of foreign currency contracts for 2004 at an average conversion rate of 1.34 into Canadian dollars.

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

At current 2004 estimates of production of 34,500 ounces of gold, a US$10 per ounce change in gold prices would have a $500,000 impact of forecast 2004 earnings and cash flows.  The Company uses derivative commodity instruments to manage its exposure to the risks associated with fluctuations in the price of gold.  At December 31, 2003, the Company did not have any derivative instruments.

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

ITEM 14:

MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS
AND USE OF PROCEEDS

There has not been a material modification to the rights of security holders of the Company.

ITEM 15:

CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.  The Company's principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company's disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) on December 31, 2003, concluded that, as of such date, the Company's disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal control over financial reporting.  There were no significant changes in the Company's internal control over financial reporting or in other factors that could significantly affect the Company's internal control over financial reporting during 2003.

ITEM 16A:

AUDIT COMMITTEE FINANCIAL EXPERT

The Company's Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”)) serving on its Audit Committee.  Mr. Robert Normand has been determined to be such audit committee financial expert and is independent.

The SEC has indicated that the designation of Mr. Robert Normand as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

ITEM 16B:

CODE OF ETHICS

The Company has adopted a Code of Business Ethics that applies to all directors, officers and employees of the Company.  The Code of Business Ethics has been posted on the Company's website at www.aurizon.com.

ITEM 16C:

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees

The following table sets out the fees billed to the Company by PricewaterhouseCoopers LLP and its affiliates for professional services rendered in each of the years ended December 31, 2003 and 2002.  During these years, PricewaterhouseCoopers LLP was the Company's only external auditor.

	December 31,
	2003	2002

Audit Fees:
Audit Fees (1)	69,498	69,328
Audit Related Fees(2):	$3,500	$2,800
Tax Fees (3):	$24,183	$5,434
All Other Fees	NIL	NIL
Total:	$97,181	$77,562

Notes:

(1)

For professional services rendered by PricewaterhouseCoopers LLP in connection with the audit of the Company's financial statements for the years ended December 31, 2003 and 2002, and review of the quarterly financial statements during the years ended December 31, 2003 and 2002.

(2)

For assurance and related services by PricewaterhouseCoopers LLP that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under “Audit Fees” above.  These services consisted of due diligence related to equity financings.

(3)

For professional services rendered by PricewaterhouseCoopers LLP in connection with tax compliance, tax advice and tax planning.  These services consisted of preparation of corporate tax returns, preparation of a document for an advance tax  ruling submission in respect of the Casa Berardi property, review of flow-through agreements, and various other tax compliance issues.

Audit Committee's Pre-Approval Policies And Procedures

The Company adopted an Audit Committee Charter on April 3, 2003, which incorporates the Company's pre-approval policies and procedures.  The Company's Audit Committee Charter has been posted on the Company's website at www.aurizon.com.

All of the services rendered by Pricewaterhouse Coopers LLP during 2003 were approved by the Audit Committee pursuant to the pre-approval policies and procedures contained in the Audit Committee Charter.

PART III

ITEM 17:

FINANCIAL STATEMENTS

See the Financial Statements and Exhibits listed in Item 19 hereof and filed as part of this annual report.

These financial statements were prepared in accordance with Canadian GAAP and are expressed in Canadian dollars.  Such financial statements have been reconciled to U.S. GAAP (see note 17 therein). For a history of exchange rates in effect for Canadian dollars as against U.S. dollars, see Item 3 “Key Information”  under “Selected Financial Data” – “Exchange Rate Data”.

ITEM 18:

FINANCIAL STATEMENTS

Not applicable.

ITEM 19:

EXHIBITS

(a)

Financial Statements (see Exhibit 14.2, filed as part of this annual report):

(i)

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Years ended December 31, 2003, 2002 and 2001.

(ii)

Management's Responsibility for Financial Reporting.

(iii)

Auditors' Report dated March 5, 2004.

(iv)

Consolidated Balance Sheets as at December 31, 2003, 2002 and 2001.

(v)

Consolidated Statements of Operations and Deficit for the years ended December 31,  2003, 2002, and 2001.

(vi)

Consolidated Statements of Cash Flow for the years ended December 31, 2003, 2002, and 2001.

(vii)

Notes to the Consolidated Financial Statements.

(viii)

Financial Statement Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statements or notes thereto filed herein.

Exhibits
1.1	Memorandum and Articles (incorporated by reference to the Company's annual report on
Form 20-F for the year ended December 31, 1992, on file with the Commission, as filed on
October 18, 1993, under Commission file number 000-22672).
2.1	Shareholder Rights Plan dated December 14, 2000 (incorporated by reference to the
Company's annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).
4.1	Property Purchase Agreement dated April 30, 1998 between Aurizon Mines Ltd. and TVX
Gold Inc. (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 1999, on file with the Commission).
4.2	Agency Agreement between Aurizon Mines Ltd. and National Bank Financial Inc. dated
April 18, 2002 (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2001, on file with the Commission).
4.3	Underwriting Agreement between Aurizon Mines Ltd. and National Bank Financial Inc. and
Haywood Securities Inc. dated June 3, 2002 (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2002, on file with the
Commission).
4.4	Agency Agreement between Aurizon Mines Ltd. and National Bank Financial Inc., Dundee
Securities Corporation, Haywood Securities Inc., and Canaccord Capital Corporation dated
December 23, 2002 (incorporated by reference to the Company's annual report on Form 20-
F for the year ended December 31, 2002, on file with the Commission).
4.5	Agency Agreement between Aurizon Mines Ltd., Dundee Securities Corporation and
National Bank Financial Inc., dated May 9, 2003 (incorporated by reference to the
Company's annual report on Form 20-F for the year ended December 31, 2002, on file with the Commission).
4.6	Beaufor Mine and Perron Property Sale Agreement dated April 5, 2001 between Aurizon
Mines Ltd. and Richmont Mines Inc. (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).
4.7	Mining lease: Sleeping Giant Mine (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).
4.8	Mining lease: Casa Berardi Mine (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).
4.9	Subscription Agreement between Aurizon Mines Ltd. and James Bay Development
Corporation dated August 21, 2003.
4.10	Agency Agreement between Aurizon Mines Ltd., National Bank Financial Inc., Haywood
Securities Inc., Sprott Securities Inc., Orion Securities Inc., Dundee Securities Corporation
and McFarlane Gordon Inc., dated September 10, 2003.
12.1	Section 302 Certifications by the Chief Executive and Chief Financial Officer required by
Rule 13a-14(a) or Rule 15d-14(a).
13.1	906 Certifications by the Chief Executive and Chief Financial officers required by Rule 13a-
14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States
Code.
14.1	Management Information Circular dated April 30, 2004.
14.2	Financial Statements

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

Sulphide Ore -- refers to that part of the ore body that has not been oxidized by near-surface waters; generally contains the mineral pyrite (FeS2)and other sulphides.

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

AURIZON MINES LTD.

Date: May 7, 2004

Ian S. Walton

Executive Vice President and

Chief Financial Officer

Exhibit Index

1.1	Memorandum and Articles (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 1992, on file with the
Commission, as filed on October 18, 1993, under Commission file number 000-
22672).
2.1	Shareholder Rights Plan dated December 14, 2000 (incorporated by reference to the
Company's annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).
4.1	Property Purchase Agreement dated April 30, 1998 between Aurizon Mines Ltd. and
TVX Gold Inc. (incorporated by reference to the Company's annual report on Form
20-F for the year ended December 31, 1999, on file with the Commission).
4.2	Agency Agreement between Aurizon Mines Ltd. and National Bank Financial Inc.
dated April 18, 2002 (incorporated by reference to the Company's annual report on
Form 20-F for the year ended December 31, 2001, on file with the Commission).
4.3	Underwriting Agreement between Aurizon Mines Ltd. and National Bank Financial
Inc. and Haywood Securities Inc. dated June 3, 2002 (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2002, on file with the Commission).
4.4	Agency Agreement between Aurizon Mines Ltd. and National Bank Financial Inc.,
Dundee Securities Corporation, Haywood Securities Inc., and Canaccord Capital
Corporation dated December 23, 2002 (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2002, on file with the
Commission).
4.5	Agency Agreement between Aurizon Mines Ltd., Dundee Securities Corporation and National Bank Financial Inc., dated May 9, 2003 (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2002, on file with the Commission).
4.6	Beaufor Mine and Perron Property Sale Agreement dated April 5, 2001 between
Aurizon Mines Ltd. and Richmont Mines Inc. (incorporated by reference to the
Company's annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).
4.7	Mining lease: Sleeping Giant Mine (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2000, on file with the
Commission).
4.8	Mining lease: Casa Berardi Mine (incorporated by reference to the Company's annual report on Form 20-F for the year ended December 31, 2000, on file with the
Commission).
4.9	Subscription Agreement between Aurizon Mines Ltd. and James Bay Development Corporation dated August 21, 2003.

4.10	Agency Agreement between Aurizon Mines Ltd., National Bank Financial Inc., Haywood Securities Inc., Sprott Securities Inc., Orion Securities Inc., Dundee Securities Corporation and McFarlane Gordon Inc., dated September 10, 2003.

12.1	Section 302 Certifications by the Chief Executive and Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).

13.1	906 Certifications by the Chief Executive and Chief Financial officers required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.
14.1	Management Information Circular dated April 30, 2004.
14.2	Financial Statements