Form 20-F
period 2004-12-31
AURIZON MINES LTD
filed 2005-04-08
CIK 913955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

FORM 20-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) or 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X]

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED

DECEMBER 31, 2004

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

Common Stock, Without Par Value	103,421,522
(Title of Class)	(Number of Outstanding Shares of Common Stock)

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

Not Applicable

TABLE OF CONTENTS
EXPLANATORY NOTES			1
STATEMENT REGARDING FORWARD LOOKING INFORMATION			1
PART I			1
ITEM 1:		IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS	1
ITEM 2:		OFFER STATISTICS AND EXPECTED TIMETABLE	1
ITEM 3:		KEY INFORMATION	1
	(A)	Selected Financial Data	1
		Exchange Rate Data	3
	(B)	Capitalization and Indebtedness	3
	(C)	Reasons For The Offer and Use of Proceeds	3
	(D)	Risk Factors	3
		Ability to Continue Operations	4
		Gold Price Volatility	4
		Mining Risks and Insurance	4
		Uncertainty of Mineral Reserves	5
		Replacement of Mineral Reserves	5
		Financing of Exploration Programs	5
		Government Permits	5
		Regulations and Mining Law	6
		Reclamation Obligations	6
		Title to Properties	6
		Market Risk	6
		Foreign Exchange and Currency Fluctuations	6
		Price Volatility	7
		Competition to Acquire Gold Mining Properties	7
		Conflicts of Interest	7
		Dependence on Key Personnel	7
		Enforceability of Certain Civil Liabilities	7
ITEM 4:		INFORMATION ON THE COMPANY	7
	(A)	History and Development of the Company	7
	(B)	Business Overview	8
	(C)	Organizational Structure	10
	(D)	Property, Plants and Equipment	10
		Sleeping Giant and Dormex Properties, Québec	10
		Sleeping Giant Mine	10
		Location and Ownership	10
		History and Feasibility Study	11
		Geology	11
		Mining of the Deposit	11
		Mine Infrastructure	12
		Historical	12
		Mineral Reserves	13
		Exploration	14
		Outlook	14
		Dormex Project	14
		Beaufor Property, Québec	14
		Location and Ownership	14
		Casa Berardi Property	15
		Location and Ownership	15
		History	16
ITEM 5:		OPERATING AND FINANCIAL REVIEW AND PROSPECTS	22
	(A)	OPERATING RESULTS	22
		YEAR ENDED DECEMBER 31, 2003 COMPARED TO DECEMBER 31, 2002	22
		Overview	22
		Gold Production	22
		Revenue	22
		Expenses	23
		YEAR ENDED DECEMBER 31, 2003 COMPARED TO DECEMBER 31, 2002	24

I

		Revenue	25
		Expenses	25
		(B) LIQUIDITY AND CAPITAL RESOURCES	26
		Operating Activities	26
		Investing Activities	26
		Financing Activities	27
		(C) RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.	28
		(D) TREND INFORMATION	28
		(E) OFF-BALANCE SHEET ARRANGEMENTS	30
		(F) TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS	30
ITEM 6:		DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES	31
	(A)	Directors and Senior Management	31
	(B)	Compensation	33
		Compensation of Directors and Officers	33
		Plans	34
		Incentive Stock Options	35
		Other	36
		Indemnification Matters	36
	(C)	Board Practices	37
		Service Contracts	37
		Audit Committee	38
		Executive Compensation and Corporate Governance Committee	39
	(D)	Employees	39
	(E)	Share Ownership	39
ITEM 7:		MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS	41
	(A)	Major Shareholders	41
	(B)	Related Party Transactions	43
		Indebtedness to Company of Directors and Officers	43
	(C)	Interests of Experts and Counsel	43
ITEM 8:		FINANCIAL INFORMATION	44
	(A)	Consolidated Statements and Other Financial Information	44
		Legal Proceedings	44
		Dividend Policy	44
	(B)	Significant Changes	44
ITEM 9:		THE OFFER AND LISTING	45
	(A)	Offer and Listing Details	45
		Price Ranges and Volume of Shares of Common Stock	45
	(B)	Plan of Distribution	45
	(C)	Markets	45
	(D)	Selling Shareholders	46
	(E)	Dilution	46
	(F)	Expenses of the Issue	46
ITEM 10:		ADDITIONAL INFORMATION	46
	(A)	Share Capital	46
	(B)	Memorandum and Articles of Association	46
	(C)	Material Contracts	46
	(D)	Exchange Controls	46
	(E)	Taxation	47
		CERTAIN CANADIAN FEDERAL INCOME TAX CONSEQUENCES	47
		Dividends on Shares of Common Stock	47
		Disposition of Shares of Common Stock	48
		CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS	48
		U.S. Holders	49
		Distributions on Shares of Common Stock	49
		Foreign Tax Credit	49
		Disposition of Shares of Common Stock	50
		OTHER CONSIDERATIONS	50
		Information Reporting and Backup Withholding	51
	(F)	Dividends and Paying Agents	51

II

	(G)	Statements by Experts	51
	(H)	Documents on Display	51
	(I)	Subsidiary Information	51
ITEM 11:		QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	51
		Commodity Price and Foreign Currency Exchange Rate Risk	51
ITEM 12:		DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES	52
PART II			52
ITEM 13:		DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES	52
ITEM 14:		MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS	52
ITEM 15:		CONTROLS AND PROCEDURES	52
ITEM 16A:		AUDIT COMMITTEE FINANCIAL EXPERT	52
ITEM 16B:		CODE OF ETHICS	53
ITEM 16C:		PRINCIPAL ACCOUNTANT FEES AND SERVICES	53
		Fees	53
		Audit Committee’s Pre-Approval Policies And Procedures	53
ITEM 16D:		EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES	53
ITEM 16E:		PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
		PURCHASERS	53
ITEM 17:		FINANCIAL STATEMENTS	53
ITEM 18:		FINANCIAL STATEMENTS	54
ITEM 19:		EXHIBITS	54
GLOSSARY OF MINING TERMS AND DEFINITIONS			56
SIGNATURES			58
Exhibit Index			59

III

EXPLANATORY NOTES

In this annual report, the terms “Company”, “us”, “we” and “Aurizon” mean Aurizon Mines Ltd., its predecessors and subsidiaries.

Certain terms used herein are defined in the Glossary of Mining Terms and Definitions found at page 56 of this annual report.

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

PART I

ITEM 1:

    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2:

    OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3:

    KEY INFORMATION

(A)

Selected Financial Data

The following table sets forth selected consolidated financial information with respect to the Company for the periods indicated and is extracted from the more detailed consolidated financial statements included herein.  The selected financial data set forth below for the five years ended December 31, 2004 are derived from audited financial statements, and are stated in Canadian dollars.  (On December 31, 2004, the noon buying rate as quoted by the Federal Reserve Bank of New York was 0.7966 Canadian dollars per one US$.)  The selected financial data have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in many respects from generally accepted accounting principles in the United States (“U.S. GAAP”).  A discussion of measurement differences between Canadian GAAP and U.S. GAAP is contained in Note13 to the consolidated financial statements.  The following table should be read in conjunction with “Item 5:  Operating and Financial Review and Prospects", and the consolidated financial statements and related notes included herein in Item 8.

Financial Information for the Last Eight Quarters Prepared in Accordance with Canadian GAAP
	Quarter Ended
	Dec. 31 2004	Sept. 30 2004	June 30 2004	March 31 2004	Dec. 31 2003	Sept. 30 2003	June 30 2003	March 31 2003
	$	$	$	$	$	$	$	$
	(in thousands, except per share amounts)
Revenues	4,924	4,424	5,326	3,682	5,541	4,788	3,761	4,170

Net Income (Loss)	(4,899)	(273)	(228)	(296)	49	(39)	(259)	(53)

Net Income (Loss) per share	(0.05)	(0.00)	(0.00)	(0.00)	0.00	(0.00)	(0.00)	(0.00)

The highest quarterly ore throughput in 2004 was in the second quarter, during which above average ore grades were achieved, resulting in the lowest cash operating costs of US$285 per ounce.  In the fourth quarter of 2004, the non-cash impairment write-down of Sleeping Giant totaling $4.7 million resulted in the largest quarterly loss of the year.

Revenue in the fourth quarter of 2003 reached the highest level of any of the past eight quarters as a result of achieving the highest gold output and ore grades, and as a consequence generated the only quarter of positive earnings.  In the second quarter of 2003, operations were impacted by a change in mining methods, which resulted in a shortfall of ore production.

Financial Data Prepared in Accordance With Canadian GAAP
	Fiscal Years Ended December 31,
	2004	2003	2002	2001	2000
		$	$	$	$
	(in thousands, except per share amounts)
		As restated
Revenue	17,518	17,486	16,373	13,881	24,032
Interest and Other Income	837	774	627	692	377
Net Earnings (Loss) for the Year
Total	(5,696)	(301)	(2,944)	(6,235)	(8,533)
Per Common Share	(0.06)	(0.00)	(0.06)	(0.16)	(0.22)
Per Common Share Diluted	(0.060	(0.00)	(0.06)	(0.16)	(0.22)
Total Assets	86,151	78,611	43,492	30,194	36,401
Long-Term Debt	-	-	-	4,204	-
Capital Stock	131,763	121,751	83,196	62,850	62,334
Convertible Debentures – Equity	-	-	6,518	6,518	6,518
Net Assets	74,005	69,653	37,502	20,199	25,819

During the past five years, the Company has neither paid nor declared dividends on its shares of Common Stock.

Financial Data Prepared in Accordance With U.S. GAAP
	Fiscal Years Ended December 31,
	2004 $	2003 $	2002 $	2001 $	2000 $
	(in thousands, except per share amounts)
Revenue	18,053	17,324	16,250	14,458	25,805
Interest and Other Income	837	774	627	692	377
Net Earnings (Loss) for the Year
Total	(5,062)	1,033	(2,990)	(4,130)	(5,450)
Per Common Share	(0.05)	0.01	(0.06)	(0.11)	(0.14)
Per Common Share Diluted	(0.05)	0.01	(0.06)	(0.11)	(0.14)
Total Assets	77,149	68,974	34,455	20,256	25,387
Long -Term Debt		-	6,962	11,108	6,847
Net Assets	63,860	60,016	17,577	321	3,836
Capital Stock	131,102	122,233	83,196	62,850	62,334

Exchange Rate Data

The following table sets out the high and low exchange rates for each month during the previous six months, expressed as one Canadian dollar per US$, in each case based on the inverse of the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.  As of March 28, 2005, the inverse of the noon buying rate as quoted by the Federal Reserve Bank of New York was CDN$1.00 equals US$0.7766.

	2005		2004
	February	January	December	November	October	September
High for Period	0.7537	0.7438	0.7578	0.7599	0.7737	0.7274
Low for Period	0.7983	0.7706	0.8018	0.8144	0.82254	0.7806

The following table sets forth the average rates of exchange in effect on the last day of the month in each of the last five years for the Canadian dollar, expressed as set forth above.

	For the Years Ended December 31,
	2004	2003	2002	2001	2000
Average	0.69833	0.7186	0.6368	0.6444	0.6725

(B)

Capitalization and Indebtedness

Not applicable.

(C)

Reasons For The Offer and Use of Proceeds

Not applicable.

(D)

Risk Factors

The following is a brief discussion of those distinctive or special characteristics of Aurizon’s operations and industry, which may have a material impact on, or constitute risk factors in respect of Aurizon’s financial performance.

Ability to Continue Operations

The Company relies on the Sleeping Giant Mine as its only current source of operating cash flow.  However, in 2005, Sleeping Giant's capital expenditures are estimated to exceed its operating cash flow by $800,000.  Production based on current mineral reserves is expected to continue for approximately 3 years, although this is an estimated figure that  may be subject to change.  Additional production and, in turn, the results of the Company, will be dependent on the results of future exploration and development programs and its ability to discover new mineral reserves.

As at December 31, 2004, the Company had cash of $11.9 million and working capital of $12.2 million.  Management estimates that financings of $50 million will be required in early 2005 to provide sufficient working capital to meet its planned operating and capital expenditures for the 2005 fiscal year, but cannot provide any assurance that it will be able to obtain such capital on commercially reasonable terms, or at all, or that these sources will adequately fund its future capital and operational requirements or that alternative financing will be available, if required.  Further funding will be required to complete the pre-production work necessary to bring Casa Berardi to commercial production.  Please refer to “Item 11:  Quantitative and Qualitative Disclosures about Market Risk”.

Gold Price Volatility

The Company's results are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists primarily of jewelry and investment demand.

The volatility of gold prices is illustrated by the following table of the high, average and low gold prices per ounce on the London Metals Exchange bullion market.  (Source of Data - Gold Fields Mineral Services Ltd. and the London Bullion Market Association (LBMA))

Year	High	Average	Low
	U.S.$	U.S.$	U.S.$
1994	$396	$384	$370
1995	$396	$384	$372
1996	$415	$388	$367
1997	$362	$331	$283
1998	$313	$294	$273
1999	$325	$279	$253
2000	$313	$264	$279
2001	$293	$271	$256
2002	$349	$310	$278
2003	$416	$363	$320
2004	$454	$409	$375

On March 29, 2005, the afternoon fixing for gold on the London Metals Exchange was US$425.80 per ounce.  Gold prices on the London Metals Exchange are regularly published in most major financial publications and many nationally recognized newspapers.  There can be no assurance that the price of gold will be such that the Company’s properties can be mined at a profit.

Mining Risks and Insurance

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Aurizon’s financial position.  The Company carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in certain unforeseen circumstances.  In addition, the Company may become subject to liability for pollution, cave-ins, or other hazards against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons or the Company may become subject to liabilities that exceed policy limits.  In such cases, the Company may be required to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

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

The Company’s mineral reserves consist of the estimated quantities of mineralized material, which, on the basis of geological and engineering data, can be demonstrated with a reasonably high degree of certainty to be recoverable by established mining and treatment methods.  Only that material estimated to contain mineral values in excess of cutoff grades required to cover the cost of estimated mining operations is included.

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

Title to Properties

While the Company has verified title to its properties according to usual industry standards for the stage of exploration of such properties, these procedures do not guarantee the Company's title.  The most recent title opinion with respect to Aurizon’s 50% undivided interest in the mining rights to the Sleeping Giant Mine property, and with respect to Aurizon’s 100% undivided interest in the mining rights of its Casa Berardi Mine, is dated as of March 31, 2005.  Since that date, Aurizon has not obtained title reports with respect to certain of its mineral properties and such properties may be subject to prior unregistered agreements or transfers or aboriginal land claims, and title may be affected by undetected defects.

Market Risk

Foreign Exchange and Currency Fluctuations

Currency fluctuations may affect the cash flow which the Company will realize from its operations since its products are sold in world markets in United States dollars and a significant portion of the Company's operating costs are incurred primarily in Canadian dollars.  Although the Company has hedging programs in place to reduce some risks associated with foreign exchange exposure, there can be no assurance that such hedging strategies will be successful or that foreign exchange fluctuations will not materially adversely affect the Company's financial performance and results of operations.  Please refer to “Item 11: Quantitative and Qualitative Disclosures about Market Risk”.

Price Volatility

The Company periodically  enters into commodity contracts to mitigate the risk associated with price volatility of the commodities it produces.  The Company enters into contracts to provide a minimum price for anticipated future gold production, primarily through the use of option and spot deferred contracts for gold.

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

Dependence on Key Personnel

Aurizon’s President and Chief Executive Officer, David P. Hall, and its Executive Vice-President and Chief Financial Officer, Ian S. Walton, are instrumental in the management and day to day operations of the Company.  David P. Hall is a Chartered Accountant who has been a Director and Officer of Aurizon since its incorporation in 1988.  Ian S. Walton is also a Chartered Accountant who has been an Officer of Aurizon since its incorporation in 1988 and a Director since 1993.  In addition, Aurizon’s General Manager, Quebec, Mr. Michel Gilbert, is significantly involved in managing the Company’s exploration and development activities in Quebec.  The Company depends on key personnel and cannot provide assurance that it will be able to retain such personnel.  Failure to retain such key personnel could have a material adverse effect on the Company’s business and financial condition.

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

During the past three years, the Company’s major capital and exploration spending programs have occurred at the Casa Berardi and Sleeping Giant mines.  At Casa Berardi, the Company has invested $45.9 million during this period, while at the Sleeping Giant Mine, $13.1 million has been invested in exploration, development and capital expenditures.  These programs were financed from 2002 opening cash balances, positive operating cash flow generated in the past three years, from equity financings completed in 2002 totaling $20 million; from equity financings completed in 2003 totalling $32 million; and from the issuance of shares and the receipt of Quebec refundable tax credits in 2004 totalling $10 million and $2.8 million, respectively.

During the first quarter of 2005, work will consist of driving the 550 metre track drift south and east of the 113 Zone to permit further exploration and infill drilling of the lower portion of the 113 Zone and the 118-122 Zones.  Assuming pre-production work commences at the beginning of the second quarter of 2005, nearly $50 million is expected to be invested at Casa Berardi during 2005.  Surface infrastructure work will include the installation of the hoist and electrical sub-station on foundations constructed in 2004; the construction of the headframe and hoist buildings; and the commencement of the mill refurbishing in the third quarter of 2005.  Underground development in 2005 will include an expected 640 metres of shaft sinking; 1,400 metres of ramping; 1,500 metres of drifting; 250 metres of raising; and 3,100 metres of development in ore mineralization.

Included in the budget for Casa Berardi is approximately 66,000 metres of exploration and definition drilling.  Two underground drill rigs will remain active throughout 2005 in the West Mine area, drilling from the 550 metre level.  These rigs will test the dip extension of Zone 113 from the 900 metre level down to 1,100 metres below surface. Definition drilling will also be initiated up to 500 metres east of Zone 113 in order to upgrade the quality of the known inferred mineral resources and increase the mine life.  Surface drilling will continue in the East mine area and west of the West mine.

Sleeping Giant will require $2.3 million of exploration, development, and capital expenditures in 2005, of which $1.0 million is required to complete the additional development work associated with the recent shaft deeping.  Also included in the Sleeping Giant budget is nearly 1,600 metres of drifting and 52,000 metres of diamond drilling

Management estimates that financings of $50 million will be required in early 2005 to provide sufficient working capital to meet the above planned operating and capital expenditures, but cannot provide any assurance that it will be able to obtain such capital on commercially reasonable terms, or at all.

The head office and principal office address of Aurizon is located at Suite 900 - 510 Burrard Street, Vancouver, British Columbia, V6C 3A8, Canada, telephone (604) 687-6600.

(B)

Business Overview

Aurizon is a Canadian-based gold mining company with operations, development  and exploration activities in the gold producing Abitibi region of north-western Québec.  There is no seasonality to the Company’s gold mining business.  Aurizon owns 50% of the Sleeping Giant Mine and owns 100% of the Casa Berardi Property, all of which are located in the Abitibi region.

Aurizon's properties are at various stages of exploration and development.  Mineral reserves have been estimated for the Sleeping Giant Mine, which is in production, and the Casa Berardi property, upon which an updated  feasibility study has been completed.   A detailed description of each of these properties is found under “Property, Plants and Equipment” in “Item 4, Information on the Company”.

All revenue during the past three years has been from operations at the Sleeping Giant  Mine, with the exception of the sale of surplus mining equipment, gold recoveries from idle mill facilities, and royalty income from the Beaufor Mine.

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

Aurizon intends to continue to grow through the development of its current mineral properties.  Aurizon has experienced technical personnel in Val d’Or and La Sarre, Québec.  Exploration and development activities are conducted directly by Aurizon's staff or by persons specifically engaged for a particular activity.  Contractors, under the supervision of Aurizon's staff, are engaged to carry out the construction, underground mine development and diamond drill activities.

(C)

Organizational Structure

The following chart sets out Aurizon’s corporate structure and the mineral properties owned.

(D)

Property, Plants and Equipment

Sleeping Giant and Dormex Properties, Québec

Sleeping Giant Mine

The Sleeping Giant Mine recommenced commercial operations in July, 1993 and has produced 702,571 ounces of gold from July, 1993 to December 31, 2004.

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

During 1998, the Company issued convertible debentures secured by its 50% interest in the Sleeping Giant Mine.  The convertible debentures were converted to Common Shares of the Company in 2003.  As a result, all encumbrances related to debentures and the Company’s 50% interest in the Sleeping Giant Mine were released.

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

An exploration and development program funded by Cambior during 1991-1993 led to the delineation of additional mineral reserves and to Cambior’s acquisition of a 50% interest in the property.  Cambior completed a feasibility study in July, 1992.  During pre-production, Cambior refurbished the mill and completed drift development, stope preparation and purchased new underground equipment, necessary for the resumption of mining.  Commercial operations re-commenced in July, 1993.

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

Mining of the Deposit

The mine and mill operate on a 4 days per week schedule.   Access to the Sleeping Giant mine is by a vertical shaft.  In 2003, a decision was made to deepen the production shaft by 200 metres to provide three new working levels.    To date, 14 levels on 60 metre intervals have been developed from the shaft into the ore zones.   The shaft sinking reached the targeted depth in December 2003.  Infrastructure work in 2004 included the installation of pumps, a rock breaker, ore handling equipment; and the construction of an ore pass, waste pass, and ventilation raises. Given the ore's physical characteristics, shrinkage stoping has, historically, been used for mining operations.    Room and pillar and room and post mining methods are also used.  Shrinkage stopes are mined using handheld drills and mucking machines (rail-mounted and rubber-tired).  Ore is loaded into rail cars, hauled to the ore pass and hoisted to the surface.  Each ore block is developed with at least one raise, which is driven by conventional methods.  Approximately twenty-five stopes are in operation in order to maintain a production schedule of approximately 150,000 tonnes annually with the balance of ore provided from drift and raise development headings.  Stopes are not backfilled, as ground conditions in the mine are excellent.

Approximately 250 people are employed at the mine, of which the majority are unionized hourly employees. A collective agreement covering the period from August 1, 2002 to July 31, 2007 exists between Cambior and the United Steelworkers of America.  Cambior's Val d'Or office provides selected administrative and technical services.

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

Underground infrastructure includes maintenance areas, ore and waste passes, and a hydraulic rock breaker and grizzly located on Level 785 and 975.  Loading pockets are located 27 metres below the grizzly.

Historical

Annual production (100%) at the Sleeping Giant Mine, since the recommencement of operations by Cambior in July, 1993 was as follows:

	Ore Milled	Average Millhead Grade		Mill Recoveries	Gold Production	Total Cash Cost/oz
	(Tonnes)	Grams of Gold/tonne	Ounces of gold/ton		(Ounces) 100%	(US$)
July 15 to Dec. 31, 1993	90,630	8.49	0.25	92.6%	22,896	206
1994	122,120	11.47	0.33	95.5%	43,003	196
1995	124,522	12.45	0.36	96.4%	48,042	197
1996	131,089	12.48	0.36	96.4%	50,683	229
1997	147,940	10.78	0.31	96.6%	49,521	264
1998	191,778	11.97	0.35	96.7%	71,362	200
1999	208,408	11.96	0.35	94.2%	75,482	211
2000	221,250	11.14	0.32	98.4%	77,961	191
2001	214,067	9.60	0.28	96.7%	63,859	236
2002	202,852	10.45	0.30	97.0%	66,136	242
2003	176,494	12.09	0.39	97.0%	66,608	266
2004	192,950	11.10	0.32	97.1%	67,018	314
Production with Cambior as operator	2,024,100	11.19	0.33	96.5%	702,571	231

The following revenues and expenses were achieved by the Company at the Sleeping Giant mine on a cost per ounce of gold basis during 2004 and 2003:

	2004		2003
	CDN$ (per oz of gold)	US$ (per oz of gold)	CDN$ (per oz of gold)	US$ (per oz of gold)

Revenue	534	410	525	375
Mine operating costs(¹)	408	(314)	(373)	(266)
Depreciation and depletion	109	(84)	(83)	(59)
Operating Profit	17	12	69	50

(¹)

The mine operating costs include management fees, but exclude exploration, deferred development and corporate expenses.  Exploration and development costs for 2004 totaled $ 3.6 million.  The 2004 and 2003 operating costs have been converted into US$ at the Bank of Canada noon rates of CDN$1.3015 and CDN$1.4015 to US$1.00, respectively, the average exchange rates for 2004  and 2003.

Mineral Reserves

The following table reflects the Company’s 50% interest of the fully diluted proven and probable mineral reserves at the Sleeping Giant Mine.  The mineral reserves were determined by Cambior's technical personnel, using a gold price of US$400 per ounce in 2004 and US$350 per ounce in 2003.  With respect to National Instrument 43-101 of the Canadian Securities Administrators, the “qualified persons” responsible for the mineral reserve calculations are F. Blanchet and  D. Vallieres, Chief Geologist and Chief Engineer, respectively, at the Sleeping Giant Mine.  Cambior is the operator of the Sleeping Giant Mine and has a 50% interest in the mine.  Although the mineral reserve figures presented below and elsewhere in this document have been carefully prepared and verified and the Company believes that the method of estimating mineral reserves has been verified by mining experience, such figures are estimates, and no assurance can be given that the indicated level of gold will be produced.

SLEEPING GIANT MINE

MINERAL RESERVES AS AT DECEMBER 31

(AURIZON'S 50% SHARE)

2004	2003

CATEGORY		GRADE		GOLD		GRADE		GOLD
	TONNES	(g/t)	(oz/ton)	(ounces)	TONNES	(g/t)	(oz/ton)	(ounces)

Proven(¹)	97,500	11.6	0.34	36,300	75,000	11.2	0.36	26,950
Probable(¹)	146,500	11.7	0.34	55,300	134,000	12.1	0.39	52,250

Total(²)(³)	244,000	11.7	0.34	91,600	209,000	11.8	0.38	79,200

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

(³)

Mineral reserves were calculated by the technical personnel of the Sleeping Giant mine under the supervision of Francois Blanchet, P. Eng., Chief Geologist and Daniel Vallieres, P. Eng., Chief Engineer of the Sleeping Giant Mine using a long-term gold price of US$400 per ounce in 2004 and US$350 per ounce in 2003.

Exploration

More than 51,000 metres of exploration and reserve development drilling, together with 1,300 metres of development drifting, were completed in 2004, which resulted in the discovery of new mineral reserves.

Outlook

Aurizon’s share of targeted production from Sleeping Giant for 2005 is 27,800 ounces of gold at an estimated total cash cost of US$358 per ounce.  The 2005 mine plan anticipates mill throughput of approximately 162,000 tonnes at an average gold grade of 11.0 grams per tonne.

A 52,000 metre reserve development drill program is planned in 2005 in order to convert known resources into reserves and to discover new reserves.  The shaft deepening was completed in late December, 2003 and the related shaft bottom infrastructure was completed in the first half of 2004.  Aurizon’s share of capital expenditures for 2005 is estimated at $2.3 million.

A review of Sleeping Giant's year-end updated mineral reserves together with a life-of-mine plan resulted in the recognition of an impairment in the carrying value of this asset.  Despite an increase in mineral reserves at the end of 2004 compared to those determined at the end of 2003, a valuation impairment has occurred for the following reasons:

  Capital costs incurred in 2004 together with future expected capital costs have risen due to lower productivities and delays in lateral development of the lower portion of the mine.

  Future expected profit margins have narrowed as a strong Canadian dollar together with lower productivities resulting from mining variable-dipping ore structures and a corresponding drop in the mining rate, impact mining costs.

Since Sleeping Giant's book value at the end of 2004 exceeded the projected future undiscounted net cash flows, the book value was reduced to the estimated present value of the discounted future cash flows.  As a result, in 2004 the Company wrote down its investment in the Sleeping Giant property by $4.7 million, from $8.0 million to $3.3 million.

Dormex Project

The Company owns a 46%  interest in the Dormex Project, comprising 101 mineral claims, that surrounds the Sleeping Giant Mine.  Cambior Inc. owns the remaining 54% interest in the Project.  The Company has elected not to participate in further exploration activities and is being diluted down by Cambior Inc. expenditures.

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

Richmont expects to produce approximately 52,000 ounces of gold from the Beaufor Mine in 2005.  Richmont has estimated Beaufor’s proven and probable mineral reserves at December 31, 2004, to approximate 733,000 tons of ore grading 0.24 ounces of gold per ton, or 176,000 ounces of gold.

Under the agreement, the Company received royalties totaling $331,143 in 2004 and has received $1.0 million to date.

Casa Berardi Property

Location and Ownership

The Company’s principal asset is its 100% owned Casa Berardi property, located in the Province of Quebec, approximately 95 km north of the town of La Sarre, in the James Bay municipality. The property extends along an east-west axis for more than 37 km and reaches 3.5 km in width. The overall property covers several thousand hectares.  However, the area directly involved in the current Project covers only a few hundred hectares. The East and West Mines, separated by the Principal Zone, are located along a 5 km mineralized corridor.

A 38 km all-season gravel road off the paved road linking the village of Villebois to the Selbaie mine, provides easy access to the property. A gravel road links the East and West Mines infrastructure.

Qualified manpower is readily available from the La Sarre area, a municipality of 7,728 inhabitants (2001 census). Aurizon is currently relying on experienced staff and personnel with good mining expertise at the Project site and at the administrative office located in Val d'Or.

A 55 km long, 120 kV, power line, coming from Normétal, supplies power to the site.

Surface and underground infrastructures available at the East and West Mines at the time of acquisition include among others a crushing plant, a 2200 tonnes per day processing plant, a tailings pond, maintenance facilities, administrative buildings, a hoistroom, headframe and 379 metre shaft (East Mine), declines (East and West), underground workings, mining equipment, etc.

During 1998, the Company acquired a 100% interest (subject to a royalty interest described below) in the Casa Berardi property which comprised 284 mineral claims, two mining leases and all of the existing infrastructure.  The Company paid $2 million and agreed to pay an additional $4 million on the earlier of August 27, 2001 or at the start of commercial production, and a 2% to 4% gold indexed net smelter royalty, to a maximum of $10 million.  In addition, the Company assumed a liability for reclamation work, estimated at $1,555,000.

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

The property is composed of 284 contiguous designated claims, covering a total of 13,967.7 hectares, and two (2) mining leases (BM 768 and BM 0000833), covering 367.09 and 84.35 hectares respectively, for a total of 14,419.14 hectares. Mining lease BM 768 expires on April 28, 2008 and mining lease BM0000833 expires in 2015.  Taxes for the mining leases approximate $18,000 per year.

Other legal titles, under the name of Aurizon, include the non-exclusive lease BNE 0010752, the tailings lease 70,218, and an additional five (5) hectares of land contiguous to mining lease 768 for rock waste material storage.

Gescad Inc. manages the mining titles for Aurizon and produces an update on the titles once a year.

History

Ownership and Previous Work

In 1974, Inco Gold Co. (“Inco”) staked the first claims of the Casa Berardi property. Prior to that, the area had been explored for base metal and iron formation. The discovery hole was drilled in 1981 and in 1983, a joint venture agreement was reached between Inco and Golden Knight Resources Inc. (“Golden Knight”). Subsequent work ultimately led to the opening of the East Mine in 1988 and to commercial production from the West Mine in 1990. In 1991, TVX Gold Inc. (“TVX”) acquired Inco's 60% interest in the project.

In January 1997, TVX announced the closure of the East Mine followed two months later by the closure of the West Mine.

The Casa Berardi assets and property had been offered for sale in the fall of 1996. In January 1997, Aurizon had expressed its interest in a letter to TVX. Following due diligence work, Aurizon signed an agreement and completed the acquisition of all Casa Berardi assets and mining rights in September 1998.

Prior to the acquisition of the project by Aurizon, 3,769 holes were drilled on the property for a total of 463,492 metres.

Past Production

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

Exploration and Development

Following the acquisition of the Casa Berardi Mine, Aurizon outlined a large surface drilling program to investigate the West Mine Area. A total of more than 76,000 m of core was drilled during the 1998-99 campaign. The program resulted in the discovery of Zone 113 and other smaller mineralized bodies.  In early 2000, Aurizon, with the assistance of several independent consultants, completed a technical and economic evaluation of the West Mine’s measured and indicated resources.  This evaluation established mineral reserves of 6.9 million tonnes at an average grade of 6.7 grams per tonne or 1.5 million ounces.

In order to increase the confidence level of the mineral resources and prove the potential of a mining operation, an underground exploration program was planned and initiated in April 2003 to test the continuity of the mineralization of Zone 113.

In 2003, the West Mine ramp was extended 1,074 metres from the 450 metre level down to the 550 metre level, to provide access to the 113 Zone for metallurgical testwork and to provide drill bases for in-fill definition drilling.  Approximately 44 metres of the exploration drift were complete by year-end, allowing the completion of 1,400 metres  of definition drilling.  A further 21,000 metres of surface exploration drilling was completed in the area of Zones 118-120 during 2003, where an inferred gold resource has been outlined.

The major underground exploration program that was initiated in early 2003 at Casa Berardi continued during 2004, along with the substantial completion of an updated  feasibility study by year-end as well as completion of certain surface infrastructure.  The following work was completed in 2004 at Casa Berardi:

  Surface foundations for the headframe, backlegs, hoist buildings and ore bins

  42 metre concrete shaft collar

  Shaft pilot raise from the 550 metre level to surface

  878 metres of exploration track drift on the 550 metre level

  32,400 metres of definition drilling of 224 holes

  20,700 metres of surface exploration drilling of 34 holes

  Detailed engineering for the shaft and surface infrastructure

  102 metres of ventilation raising

  1,590 metres of ramps down to the 550 metre level and access drifts to the shaft raises

NEW MINERAL RESERVE ESTIMATE FOR EAST MINE CROWN PILLAR

Geostat Systems International Inc. (“Geostat”), an engineering firm, was commissioned by Aurizon to prepare a new mineral reserve estimate based on the drilling information for the upper part of the East Mine included in the crown pillar.

The new reserve estimate received on January 19, 2005 is based on holes drilled by both Aurizon and the previous operator. The new estimate has not been considered in the 2004 updated Feasibility Study or the 2004 Scoping Study, since the initial objective of Aurizon was to advance the West Mine area into commercial production and minimize the pre-production capital costs.

The selected mining method consists of a conventional open pit operation utilizing trucks and shovel.

Geostat constructed a 3D block model inside the ore zone envelopes delineated by Aurizon.  Probable mineral reserves are estimated at 593,958 tonnes at 4.22 grams of gold per tonne, or 80,000 ounces of gold, using a dilution factor of 15%, and a minimum cut-off grade of 4.0 grams has been applied.  No upper capping limit has been applied to high grade values.

PROBABLE MINERAL RESERVES (1) – EAST MINE CROWN PILLAR
Tonnes	593,958
Grade (grams/tonne)	4.22
Gold Ounces	80,588

(1)  Mineral Reserves were calculated by Robert de l’Etoile, eng., of Geostat Systems International Inc.

The mineral reserves represent mine grades and do not reflect losses incurred in the recovery process.  Average recovery rates  (life of mine) are estimated at  93.0%.

FEASIBILITY STUDY ABOVE 700 METRE LEVEL OF THE WEST MINE

In January 2005, Aurizon Mines Ltd. received a updated Feasibility Study prepared by Met-Chem Canada Inc. (“Met-Chem”) , an engineering firm, for the mineral reserves located above the 700 metre level in the West Mine area of the Casa Berardi Project.  Met-Chem was commissioned by Aurizon to prepare an updated Feasibility Study report based on the indicated mineral resources above level 700 metres in the West Mine area of the Casa Berardi Project, in accordance with the Canadian Standards of Disclosure for Mineral Projects as defined by NI 43-101.  The following information is derived from the Met-Chem Feasibility Study.

Surface and underground infrastructure

Existing facilities on site include a 2,200 tonnes per day processing plant, a building complex including warehouse, maintenance, mine dry, a 120KV electrical power line, and ramp access.  Mobile equipment remaining from the previous operation is available for the proposed mining operation.

Aurizon has already completed construction of the following surface and underground infrastructures:

  Surface foundations for headframe, backlegs, hoist buildings and silos

  42 metre concrete shaft collar

  Ramp development in Zone 113 to the 570 metre level

  Access drift to the shaft and stations on the 280 metre and 550 metre levels

  Shaft pilot raise from the 550 metre level to shaft collar

  Ventilation raise from the 550 metre to the 280 metre level (in progress)

  Ramp rehabilitation from surface down to the 460 metre level

Mineral reserves

The Casa Berardi deposit is a vein type deposit located close to the contact between sedimentary basin sequence and the volcanic basement. The deposit extends for a 5 kilometre strike along the Casa Berardi Fault system.

Mineral reserves estimations have been classified in accordance with Canadian Standards of Disclosure for Mineral Projects as defined by National Instrument 43-101.  Met-Chem constructed block models for zones 113 and Lower Inter and has estimated the mineral reserves. Polygonal estimation was done for the other mineralized zones and was audited by Met-Chem.

The selected mining method consists of Sequential Transversal and Longitudinal Long Hole when the vein is larger than 10 metres and Longitudinal Long Hole Retreat when the vein is less than 10 metres.  The stoping sequence includes cemented rockfill of the primary stoping sequence, and unconsolidated rockfill for the longitudinal retreat and secondary stoping sequence.

Stope dilution has been calculated on the basis of the stability of the stope openings, ore deposit geometry and mining method.  With the Sequential Longitudinal and Transversal mining method, dilution will come mainly from internal waste below 4.0 grams per tonne of gold cutoff.  With the Longitudinal Retreat mining method, dilution will mainly come from waste outside of the stope outlines.

CASA BERARDI MINERAL ESTIMATE

	Tonnes	Grade grams/ tonne	Gold Ounces	Min Cutoff grams/ tonne	High Assay Cut grams/ tonne	Specific Gravity T/m3	Dilution Factor
PROBABLE MINERAL RESERVES
Zone 113 above 700 metre level	1,974,749	6.78	430,476	4.0	47.0	2.70	*25%
Lower Inter Zone	1,534,224	6.05	298,436	4.0	40.0	2.77	19%
Northwest Zone	213,777	5.64	38,766	3.0	23.0	2.77	20%
Southwest Zone	339,636	4.56	49,795	3.0	18.5	2.77	20%
Zone 111	292,691	5.36	50,441	3.0	27.1	2.77	20%
West Mine - Probable Mineral Reserves(1)	4,355,077	6.20	867,914
East Mine - Probable Mineral Reserves(2)	593,958	4.22	80,588	0.92	-	2.70	15%
Total Probable Mineral Reserves	4,949,035	5.96	948,502

*

External dilution at 1 gram/tonne gold

 (1)

West Mine Probable Mineral Reserves were calculated  under  the supervision of Lionel Poulin, Eng., Project Manager, Coordination, Met-Chem Canada Inc.,

 (2)

East Mine Probable Mineral Reserves were calculated by Robert de l’Etoile, eng., of Geostat Systems International Inc.

The mineral reserves represent mine grades and do not reflect losses incurred in the recovery process.  Average recovery rates  (life of mine) are estimated at  93.0%.

Proposed surface and underground infrastructure

The proposed mine infrastructure incorporates a 5.5 metre diameter concrete vertical circular shaft down to 810 metres, related surface and underground infrastructure including a headframe, hoist room, revised electrical distribution, ore and waste passes, ventilation raises, ramps and lateral development.  All infrastructure has been designed to ensure a long mine life beyond that established in the updated Feasibility Study.

Underground Mine Operation

Permanent Infrastructure	North of the Casa Berardi fault (massive volcanics)
Mining operation	South of the Casa Berardi fault (sediments)
Mining method	Stopes >10 metres wide - Sequential Transversal and Longitudinal long hole Stopes <10 metres wide - Transversal long hole retreat
Back fill	Primary stoping sequence - cemented rockfill Secondary stoping sequence - unconsolidated rockfill Longitudinal retreat - unconsolidated rockfill
Production rate	1,800 tonnes/day (first 6 months) 2,400 tonnes/day (life of mine)
Standard stope dimension	20 metres high X 15 metres wide X 10 metres long
Active stopes required	8 active stopes of 9,000 tonnes per month
Hoisting	5.5 metres circular concrete shaft (810 metres) Hoisting capacity of 300 tonnes per hour

The underground operation will be designed to sustain a daily production rate of 2,400 tonnes, 7 days a week, 345 days a year. Initial production is expected to be established from higher grade portions of Zone 113, development in low grade material, and a development stock pile.

Mining and development sequence flexibility will be achieved by using both longitudinal and transversal mining methods, multiple ore zones, shaft and ramp access.

To mitigate previous operational ground problems, permanent infrastructure, such as the shaft, ramp, ore/waste pass systems, ventilation raises and haulage drifts will be located north of the Casa Berardi fault within the massive volcanic rocks.  The mining operation will be located on the south side of the fault and will not interfere with permanent infrastructure.  To ensure long term ground stability, drift and stopes located within 10 metres of major faults will be cable bolted and shotcreted.

Based on the results of rock mechanics studies, the stope size will be limited to a 10 metre length by a maximum depth of 15 metres, with a level interval of 20 metres.  It is anticipated that previous mill feed problems will be addressed by shaft hoisting and a sufficient stope inventory.  Eight active stopes, each averaging 9,000 tonnes, will be required to sustain a planned production rate of 2,400 tonnes per day.

Ventilation requirements will be achieved by downcasting fresh air from the existing ventilation raise and the main ramp access. Exhaust air will be discharged through the new shaft and the 280 metre level track drift.  The mine dewatering system will pump dirty water from the 720 metre level to the settling pond.

The ore will be hoisted to surface through the new shaft, loaded into trucks from a storage bin and transported 5 kilometres to the processing plant.

Ore processing

Milling:	Intensive cyanidation leaching, gravity circuit followed by conventional Carbon-in-leach circuit
Average recovery (life of mine):	93.0%
Tailings:	1.4 million tonnes (residual capacity), additional cell in year 2
Mill Operating days:	345 days (94.5% of mill availability)

Processing of the ore will be performed at the existing facilities, which contain a standard cyanidation carbon-in-leach circuit.  Metallurgical testwork, performed by SGS Lakefield Research, indicates that the addition of an intensive cyanide gravity circuit is expected to allow an overall gold recovery of 93.0%.  With minor modifications, the existing mill is expected to operate at 2,400 tonnes per day, for an annual production of 828,000 tonnes over 345 operating days.

Existing tailings pond capacity is estimated at 1.45 million cubic metres. Incremental storage capacity will be provided by a new cell.

In addition to the environmental permits transferred from the previous owners, a series of approvals were obtained by Aurizon.  All permits are in force.  Modifications to the permits will be required to reflect the proposed mining plan, milling rate and tailings management.

Project master schedule

The Project master schedule estimates that the shaft, surface and underground facilities, required underground development, underground infrastructure,  mill improvements and rehabilitation, and mine site infrastructure should be completed within an 18 month period.  The Project master schedule includes permitting, remaining detailed engineering, current productivity rates, labour force availability, lead time for purchasing consumables and project commissioning.

Capital costs

Direct cost estimates for the shaft development, related surface infrastructure and steel are derived from recent tenders based on detailed engineering studies.  Quotes have been received for the other major mine and process equipment. Unit costs for the underground development are based on actual productivity and contract costs that are currently in force.

It is anticipated that all underground preproduction development will be performed by mining contractors utilizing their own mobile equipment. After the preproduction stage, mining operations will be performed by Aurizon using a combination of existing and leased equipment and, therefore, no capital investment has been planned for major mining equipment.

A 10% contingency has been provided on direct costs.

CAPITAL COSTS

$
(000’s)
Surface infrastructure
Ore processing mill	6,451
Headframe and hoist room	5,271
Mine site infrastructure	4,014
Cement Plant	925
Tailing disposal	350
Underground infrastructure
Mine development	19,655
Shaft	18,000
Underground services	11,670
Total Direct Costs	$66,336
Contingency on direct cost	6,766
Indirect costs
Owner costs	7,931
Detailed engineering, procurement	2,090
Mill (start up, training, commissioning, spares)	823
Permits	197
Total Pre-Production Capital Costs	$84,143

Operating costs

The average total cash cost is estimated in the Feasibility Study at US$233 per ounce, using an exchange rate of 1.25, for the 5.5 year period covered.

OPERATING COSTS

($/Tonne)
Mining	$30.59
Milling	13.30
Administration	10.00
Restoration	0.42
Total Operating Costs	$54.31

Economic model

The economic model for the Feasibility Study is based on mineral reserves above the 700 metre level in the West Mine area.  This represents a start-up base case scenario to quickly advance the project to the production stage.

FEASIBILITY STUDY SUMMARY

Assumptions: US$ gold price of US$400/oz and an exchange rate of 1.25
Tonnes milled	4,355,000	Initial capital	$84M
Average gold grade (g/t)	6.2	Sustaining capital	$34M
Average mill recovery	93.0%	NPV (before taxes) @ 0%	$50M
Total Gold Produced (ozs.)	806,400	NPV (before taxes) @ 5%	$28M
Average annual ozs.	150,000	IRR	17%
Average total cash cost/oz	US$233

Note:    Aurizon has approximately $70 million of accumulated exploration, development and capital costs, together with loss carry-forwards available, for deduction against taxable income.

The economics of the project are mainly sensitive to fluctuations in the price of gold and the exchange rate for U.S. dollars..

SENSITIVITY ANALYSIS

	Change	Variation	Internal Rate of Return
	+ 10%	US$440	28%
Gold price - base case	-	US$400	17%
	- 10%	US$360	5%
	+ 10%	1.375	28%
Exchange rate - base case	-	1.25	17%
	- 10%	1.125	5%
	+ 15%	US$268	7%
Cash operating costs/ounce - base case	-	US$233	17%
	- 15%	US$198	26%
	+15%	C$96.7m	13%
Pre-production capital costs - base case	-	C$84.1 m	17%
	-15%	C$71.5m	23%

ITEM 5:

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Reference is made to the consolidated financial statements which form part of this annual report and on which the following discussion is based.

(A)

OPERATING RESULTS

YEAR ENDED DECEMBER 31, 2004 COMPARED TO DECEMBER 31, 2003

Overview

A non-cash impairment write-down of Sleeping Giant totaling $4.7 million, together with higher mine operating costs, were the main factors resulting in the loss for 2004 of $5.7 million, or $0.06 per share, compared with a net loss of $0.3 million or $0.00 per share in 2003.  Expenditures associated with Casa Berardi have been capitalized for the past two years.

Cash flow from operating activities was $3.4 million in 2004, compared to cash flow of $3.8 million in 2003.

Financing activities in 2004 totaled $12.8 million, of which $10 million was provided by an equity financing together with the exercise of warrants and stock options, and $2.8 million from Quebec refundable tax and mining credits.  These financing activities, together with $27 million cash at the beginning of 2004, allowed the Company to undertake major development activities at Casa Berardi.  At December 31, 2004, Aurizon had cash of $11.9 million and working capital of $12 million.

Key Financial Data (in $thousands)	2004	2003
Revenue	$18,355	$18,260
Net Loss	$5,696	$301
- Per share (Basic and Diluted)	(0.06)	(0.00)
Cash flow from operating activities	$3,430	$3,826
Working capital	$12,243	$27,908
Total assets	$86,151	$78,611
Total long-term liabilities	$6,250	$4,241

Gold Production

Aurizon's share of gold production in 2004 of 33,500 ounces was similar to that achieved in 2003.  The tonnes of ore processed in 2004, was 9% higher than the prior year, although an 8% decline in ore grades resulted in gold production matching 2003.  A summary of Sleeping Giant's production results are as follows:

	2004	2003
Production (100%):
Tonnes milled	192,950	176,500
Ore grade (grams/tonne)	11.1	12.1
Gold production (ounces) - 100%	67,000	66,600
Aurizon's share - 50%	33,500	33,300
Gold sold - ounces	32,800	33,300

Revenue

A $9 per ounce increase in the Canadian dollar realized gold prices, offset by the adoption of a new accounting policy for revenue recognition, resulted in revenue from mining operations in 2004 matching revenues achieved in the prior year.  Revenue from mining operations in 2004 matched 2003 revenues of $17.5 million.  The average gold price realized in 2004 was US$410 per ounce, US$1 per ounce higher than the average London afternoon fixing, and higher than the US$375 per ounce achieved in 2003.  A stronger Canadian dollar resulted in an average exchange rate of 1.30 to the U.S. dollar in 2004 and Aurizon realizing a Canadian dollar gold price of $534 per ounce.  This compares favourably with Canadian dollar realized gold prices per ounce of $525 in 2003.

Effective January 1, 2004, Aurizon adopted a new accounting policy for revenue recognition, whereby revenue is recognized when the metals have been delivered and title has passed to a purchasor.  Previously revenue was recognized when the metals had been extracted and processed at the mill facilities.  The adoption of this new policy has resulted in the deferment of revenue associated with 700 ounces of gold that had been produced in 2004, but not sold.

	2004	2003
Realized gold price - US$	$410	$375
Realized exchange rate to US$	1.30	1.40
Realized gold price - Canadian $	$534	$525

Aurizon’s ability to generate mine operating profits from its current operations is related, in part, to the market price of gold.  Gold trades on global commodity exchanges, and its price is affected by numerous factors beyond the control of Aurizon.  The average London gold price rose 9% in 2004 to US$409 per ounce, compared to the prior year’s US$375 per ounce.  With expectations of continued strong gold prices in 2005, Aurizon had no gold production hedged at December 31, 2004.

Royalty and other income in 2004 totaled $837,000, compared to $774,000 in 2003.  Royalty income from the Beaufor mine, which restarted in 2002 under new ownership, provided $331,000 in 2004, compared to $343,000 in 2003.

Expenses

Mine operating costs in 2004 increased to $13.4 million compared to $12.4 million in 2003.  Compared to the prior year, mining costs in 2004 increased 8%, due primarily to higher tonnage ore production.  Unit operating costs were $145 per tonne in 2004, matching the previous year's costs.

Total cash costs per ounce of US$314 in 2004 were 18% higher than the US$266 achieved in 2003, due to the strength of the Canadian dollar together with lower ore grades in 2004.

	2004	2003
Sleeping Giant Costs (US$/ounce):
Total cash costs	$314	$266
Depreciation & depletion	$84	$59
Total production costs	$398	$325
Cash costs per tonne - Cdn$	$145	$145

Depreciation and depletion expense totaled $3.5 million in 2004, compared to $2.8 million in 2003.  On a unit basis, depreciation and depletion costs per ounce totaled US$84 in 2004, compared to US$59 in the year.  Increased capitalized costs associated with the development of three new levels in the lower portion of the Sleeping Giant Mine more than offset a 16% increase in ore reserves, resulting in higher unit charges in 2004.

Accretion charges to operations in respect of asset retirement obligations totaled $94,853, and $176,520 in the past two years.  In 2004, an accretion charge totaling $101,007 in respect of Casa Berardi has been capitalized.  Accretion represents the interest component of the present value of the estimated reclamation costs at each of the Company's two mineral properties.

A general increase in corporate activities, together with costs associated with corporate governance requirements, have resulted in administrative and general costs increasing to $2.5 million compared to $2.3 million in 2003.

Effective January 1, 2003, the adoption of the fair value method of accounting for stock options has resulted in non-cash charges of $36,700 in respect of 82,500 options granted in 2004, and $414,000 in respect of 865,000 options granted in 2003.

A foreign exchange gain of $102,000 was credited to operations in 2004, of which, $63,000 are unrealized gains related to foreign exchange contracts held at December 31, 2004.  In 2003, a foreign exchange loss of $201,000 was realized.

A review of Sleeping Giant's year-end updated mineral reserves together with a life-of-mine plan resulted in the recognition of an impairment in its carrying value.  Despite an increase in mineral reserves at the end of 2004 compared to those determined at the end of 2003, a valuation impairment has occurred for the following reasons:

  Capital costs incurred in 2004 together with future expected capital costs have risen due to lower productivities and delays in lateral development of the lower portion of the mine.

  Future expected profit margins have narrowed as a strong Canadian dollar together with lower productivities resulting from mining variable-dipping ore structures and a corresponding drop in the mining rate, impact mining costs.

As a result of Sleeping Giant's book value at the end of 2004 exceeding the projected future undiscounted net cash flows, the book value was reduced to the estimated present value of the discounted future cash flows using a gold price of US$400 per ounce, a U.S. conversion rate of 1.25 into Canadian dollars and a discount rate of 8.25%.  This has resulted in a charge to operations in 2004 of $4.7 million.

Aurizon realized gains of $519,000 in 2004 and $72,000 in 2003, from the disposal of surplus equipment.

Capital taxes for 2004 increased to $329,000, compared to $278,000 recorded in 2003.  Income tax expense is in respect of federal capital taxes and was $42,000 and $105,000, in each of the past two years.

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

Revenue

Higher Canadian dollar realized gold prices resulted in a 6% increase in revenue compared to 2002.  Revenue from mining operations in 2003 was $17.5 million compared to $16.4 million in 2002.  The average gold price realized in 2003 was US$375 per ounce, US$12 per ounce higher than the average London afternoon fixing, and higher than the US$310 achieved in 2002.  During 2003, Aurizon’s Canadian dollar settlements averaged 1.40 to the U.S. dollar, matching the yearly average exchange rate, and resulting in Aurizon realizing a Canadian dollar gold price of $525 per ounce.  This compares favourably with Canadian dollar realized gold prices per ounce of $487 in 2002.

	2003	2002
Realized gold price - US$	$375	$310
Realized exchange rate to US$	1.40	1.57
Realized gold price - Canadian $	$525	$487

Aurizon’s ability to generate mine operating profits from its current operations is related, in part, to the market price of gold.  Gold trades on global commodity exchanges, and its price is affected by numerous factors beyond the control of Aurizon.  The average London gold price rose 21% in 2003 to US$375 per ounce, compared to the prior year’s US$310 per ounce.  With expectations of continued strong gold prices in 2004, Aurizon had no gold production hedged at December 31, 2003.

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

Equity financings completed in 2003 totaling $32 million have increased shareholders' equity by 86%, upon which provincial and federal capital taxes are determined.  As a result, capital taxes for 2003 increased to $278,000, compared to $157,000 recorded in 2002.  Income tax expense is in respect of federal large corporation’s tax and was $105,000 and $61,000 in each of the past two years.

The adoption of the fair value method of accounting for stock options has resulted in a non-cash charge in 2003 of $414,000, in respect of 865,000 options granted in December 2003, exercisable at $2 per share.  In 2002, the fair value of stock options granted was reflected in the notes to the financial statements on a pro forma basis.

(B)

LIQUIDITY AND CAPITAL RESOURCES

The total assets of Aurizon increased to $86.1 million at December 31, 2004 from $78.6 million in the previous year.  At the end of 2004, Aurizon had working capital of $12.2 million compared to $27.9 million at the end of 2003.  Aurizon has had no debt for the past three  years and at the end of 2004, and currently, does not have any gold hedges or off balance sheet financings. Aurizon did have US$2.0 million of foreign currency contracts at the end of 2004.  Shareholders’ equity increased to $74.0 million at December 31, 2004, compared to $69.7 million the previous year, primarily as a result of the equity financings completed in 2004 and 2003.

Operating Activities

Operating activities generated $3.4 million of cash in 2004, compared to $3.8 million during 2003.  The decreased cash flow is primarily attributable to the higher operating costs at the Sleeping Giant mine resulting from a stronger Canadian dollar and the mining of lower grade ore compared to 2003.

Investing Activities

A major underground development program at Casa Berardi and continued development of three new lower levels accessible from the recent shaft deepening  at Sleeping Giant during 2004 have resulted in aggregate investing activities totaling $31.5 million compared to $21.7 million in 2003.

Mineral property, plant and equipment expenditures in 2004 totaled $31.5 million, of which $27.5 million was invested at Casa Berardi and $4.0 million was invested at Sleeping Giant.  The major underground exploration program that was initiated in early 2003 at Casa Berardi continued during 2004, along with the substantial completion of the feasibility study by year-end as well as completion of certain surface infrastructure.  The following work was completed in 2004 at Casa Berardi:

  Surface foundations for the headframe, backlegs, hoist buildings and ore bins

  42 metre concrete shaft collar

  Shaft pilot raise from the 550 metre level to surface

  878 metres of exploration track drift on the 550 metre level

  32,400 metres of definition drilling of 224 holes

  20,700 metres of surface exploration drilling of 34 holes

  Detailed engineering for the shaft and surface infrastructure

  102 metres of ventilation raising

  1,590 metres of ramps down to the 550 metre level and access drifts to the shaft raises

During 2004, at Sleeping Giant, $4.0 million was invested in 1,300 metres of drift development, 51,000 metres of exploration and reserve development drilling, and the purchase of mining equipment.

In 2003, mineral property, plant and equipment expenditures totaled $21.4 million, of which $15.2 million was invested at Casa Berardi and $6.2 million was invested at Sleeping Giant.  At Casa Berardi, the West Mine ramp was extended 1,074 metres from the 450 metre level down to the 550 metre level in 2003, to provide access to the 113 Zone for metallurgical testwork and to provide drill bases for in-fill definition drilling.  Approximately 44 metres of the exploration drift were complete by year-end, allowing the completion of 1,400 metres of definition drilling.  A further 21,000 metres of surface exploration drilling was completed in the area of Zones 118-120 during 2003, where an inferred gold resource has been outlined.  At Sleeping Giant, $6.2 million was invested in the deepening of the production shaft by three working levels, or 200 metres, as well as 72,000 metres of development drilling and 1,700 metres of drifting.

	2004	2003
Capital Expenditures by project:
Casa Berardi	$27,548,807	$15,233,116
Sleeping Giant	$3,959,931	$6,186,443
Other	$25,627	$50,689
Total	$31,534,365	$21,470,248
Represented by:
Property, plant & equipment	$3,590,250	$1,096,784
Mineral properties	$27,944,115	$20,373,464
Total	$31,534,365	$21,470,248

Sales of surplus equipment generated proceeds of $838,000 and $181,000 in 2004 and 2003, respectively.

Financing Activities

Equity private placements during 2004 provided net proceeds of $8.3 million; the exercise of warrants for shares provided $0.6 million; and the exercise of stock options provided a further $1.1 million, for a total $10.0 million.  As at December 31, 2004, there were 6.3 million warrants outstanding at an average exercise price of $2.43 per share, all of which expire in 2005.  In 2003, equity private placements during 2003 provided net proceeds of $27.1 million; the exercise of warrants for shares provided $3.3 million; and the exercise of stock options provided a further $1.6 million, for a total $32 million.  As at December 31, 2003, there were 6.9 million warrants outstanding at an average exercise price of $2.32 per share, of which 760,000 warrants at an average price of $1.34 per share expire in 2004.

In 2004, Aurizon received $2.4 million in refundable tax credits and $0.45 million in provincial refundable mining duties, for certain eligible exploration expenditures.  In 2003, Aurizon received $0.4 million in refundable tax credits and $0.1 million in provincial refundable mining duties, for certain eligible exploration expenditures.

Aurizon’s aggregate operating, investing and financing activities during 2004 resulted in a net $15.1 million decrease in its cash balances.  As at December 31, 2004, cash and cash equivalents stood at $11.9 million, compared to $27.1 million in 2003 and $12.4 million in 2002.

In Aurizon’s opinion, based upon the assumptions disclosed in Trend Information, Aurizon will require a minimum $50 million financing in early 2005 in order to initiate the pre-production activities at Casa Berardi and also fund Sleeping Giant's capital requirements and cover general corporate costs.

(C)

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

The Company is not involved in any research, development, patenting or licensing activities.

(D)

TREND INFORMATION

Aurizon’s share of gold production from Sleeping Giant in 2005 is expected to decline by 17% from 2004 levels to 27,800 ounces as a result of higher anticipated ore production.  Total cash costs per ounce are expected to increase to US$358 in 2005, compared to US$314 achieved in 2004 as a result of a lack of developed areas to extract ore for mine production.

Based upon estimated ore grades, production rates, operating costs, an average forecast gold price of US$400 per ounce, and an average U.S. dollar exchange rate of 1.25, the Sleeping Giant Mine is expected to provide approximately $1.5 million in operating cash flow to Aurizon during the year. The projected profitability of Sleeping Giant will be influenced by changes in the grade of ore mined from that estimated, and by fluctuations in gold prices and foreign exchange rates.

Aurizon’s operations are very sensitive to the grade of ore mined.  The 2005 mine plan for Sleeping Giant anticipates mill throughput of 162,000 tonnes at a grade of 11.0 grams per tonne.  A 1.0 gram/tonne change in the ore grade would impact Aurizon’s forecast 2005 cash flow by $1.3 million.

A US$10 per ounce change in the US$400 per ounce gold price used in Aurizon’s 2005 forecast, would have a $350,000 impact on forecast cash flow.  The gold price was relatively volatile during 2004, with the London afternoon fixing ranging from a high of US$454 per ounce in December, to a low of US$375per ounce in May, before closing the year at US$438 per ounce.  As at December 31, 2004, Aurizon did not have any gold production hedges.

A change of 0.05 in the 1.25 U.S. to Canadian dollar exchange rate used in Aurizon’s 2005 forecast, would impact cash flow by approximately $550,000.  In 2004, the Canadian dollar had a range from 1.177 to 1.397 against the U.S. dollar and averaged 1.30 for the year.

At Casa Berardi, a positive feasibility study was completed in January 2005 by Met-Chem Canada Inc. for the mineral reserves located above the 700 metre level in the West Mine area.  The feasibility study outlines the first 5.5 years of production from 868,000 reserve ounces of gold.

The pre-production time required to bring Casa Berardi to commercial production is anticipated to be 18 months.  Pre-production capital costs are estimated at $84.1 million (US$67 million), the majority of which will be for underground mine development.  Tenders have been received for most of the significant costs related to the project, thereby reducing capital cost risks.

Discussions with financial institutions and government agencies with respect to securing the necessary funding to advance Casa Berardi to commercial production are underway.  The 2005 Casa Berardi budget has been prepared on the basis that the pre-production work commences in the second quarter of 2005, following a project financing.

During the first quarter of 2005, work will consist of driving the 550 metre track drift south and east of the 113 Zone to permit further exploration and infill drilling of the lower portion of the 113 Zone and the 118-122 Zones.  Assuming pre-production work commences at the beginning of the second quarter of 2005, nearly $50 million is expected to be invested at Casa Berardi during 2005.  Surface infrastructure work will include the installation of the hoist and electrical sub-station on foundations constructed in 2004; the construction of the headframe and hoist buildings; and the commencement of the mill refurbishing in the third quarter of 2005.  Underground development in 2005 will include an expected 640 metres of shaft sinking; 1,400 metres of ramping; 1,500 metres of drifting; 250 metres of raising; and 3,100 metres of development in ore mineralization.

Included in the budget for Casa Berardi is approximately 66,000 metres of exploration and definition drilling.  Two underground drill rigs will remain active throughout 2005 in the West Mine area, drilling from the 550 metre level.  These rigs will test the dip extension of Zone 113 from the 900 metre level down to 1,100 metres below surface. Definition drilling will also be initiated up to 500 metres east of Zone 113 in order to upgrade the quality of the known inferred mineral resources and increase the mine life.  Surface drilling will continue in the East mine area and west of the West mine.

Sleeping Giant will require $2.3 million of exploration, development, and capital expenditures in 2005, of which $1.0 million is required to complete the additional development work associated with the recent shaft deeping.  Also included in the Sleeping Giant budget is nearly 1,600 metres of drifting and 52,000 metres of diamond drilling

The Company relies on the Sleeping Giant Mine as its only current source of operating cash flow.  However, in 2005, Sleeping Giant’s capital expenditures are estimated to exceed its operating cash flow by $800,000.  Production based on current mineral reserves is expected to continue for approximately three years, although this is an estimate that may be subject to change.  Additional production and, in turn, the results of the Company, will be dependent on the results of future exploration and development programs and its ability to discover new mineral reserves.

Management estimates that financings of $50 million will be required in 2005 to provide sufficient working capital to meet its planned operating and capital expenditures for the 2005 fiscal year, but cannot provide any assurance that it will be able to obtain such capital on commercially reasonable terms, or at all, or that these sources will adequately fund its future capital and operational requirements or that alternative financing will be available, if required.  Further funding will be required to complete the pre-production work necessary to bring Casa Berardi to Commercial production.

The preparation of the Company’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

The most critical accounting policies, upon which the Company’s financial statements depend, are those requiring estimates of proven and probable reserves and resources, recoverable ounces therefrom, and assumptions of operating costs and future gold prices.  Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation, depletion and amortization are charged to earnings.  In addition, management must estimate costs associated with mine reclamation and closure costs.

The Company records mineral property acquisition costs and mine development costs at cost.  In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production.  A significant portion of the Company’s property, plant and equipment and mine development costs are depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data.  The data for a given orebody may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of orebodies under various economic conditions.  A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

If estimates of reserves prove to be inaccurate, or a mining plan changes due to reductions in the price of gold or otherwise, resulting in a reduction in the reserves expected to be recovered, the Company could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would adversely affect the Company’s earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards.  These estimated costs are recorded as a liability at their fair values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  If the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in the Company’s earnings and net assets.

 (E)

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

(F)

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The Company’s contractual and other obligations as at December 31, 2004 are summarized as follows:

	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	More than 5 years
	$	$	$	$	$
Equipment purchases	1,080,000	1,080,000
Flow-through expenditure commitment	836,000	836,000
Minimum purchase obligations	1,862,000	1,862,000
Employee incentive plan	400,000	400,000
Office lease	146,000	46,000	92,000	8,000
Environment and reclamation (1)	4,489,000		1,763,000		2,726,000
Other long-term liabilities	651,000		651,000
	9,464,000	4,224,000	1,763,000	8,000	2,726,000

 (1)

These obligations are in respect of reclamation obligations at the Company’s two mineral properties situated in Quebec.  The Sleeping Giant Mine presently has an expected remaining operating mine life of approximately three years, following which, site reclamation, restoration, and closure costs will be incurred.  The discounted present value of these costs is estimated to be $1,554,000, and the undiscounted value of these costs is $1,763,000.  In addition, the Company has provided for $651,000 in respect of estimated severance costs payable on closure.   The Casa Berardi project has estimated discounted reclamation obligations totaling $1,364,000 and the undiscounted value of these costs is  $2,726,000.   These reclamation costs are not expected to be incurred until approximately 2014, following the completion of an updated feasibility study, a period required to secure project financing, a pre-production period and an estimated mine life of seven to eight years.

ITEM 6:

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

(A)

Directors and Senior Management

The names, positions with the Company, other principal directorships and principal business activities outside the Company of all directors and executive officers are stated below:

Name and Position	Other Principal Directorships	Principal Business Activities Outside the Company

Sargent H. Berner, Director	Emgold Mining Corporation, Cream Minerals Inc., Sultan Minerals Inc., Titan Logix Corp., and Valgold Resources Ltd.	Associate Counsel, DuMoulin Black, Barristers and Solicitors

Richard Faucher Director	Niocan Inc.	President of Niocan Inc. P. Eng.

Peter Ferderber, Director	Hollinger North Shore Explorations Ltd., La Fosse Platinum Group Inc., and Louvicourt Gold Mines	Director and/or Chairman of companies listed under “Other Principal Directorships”

David P. Hall, Chartered Accountant Director, Chairman, President and Chief Executive Officer	Yale Resources Ltd.	None

Frank A. Lang, Director	Cream Minerals Ltd., Emgold Mining Corporation, Acrex Ventures Inc., Sultan Minerals Inc., Valgold Resources Ltd., Abington Ventures Inc.	Director and Chairman and /or President of companies listed under “Other Principal Directorships”

Brian S. Moorhouse Lead Director	Vega Management Corporation	President, Vega Management Corporation

Robert Normand Director	Quebecor World Inc., Cambior Inc., ING Canada Inc., Sportscene Restaurants Inc.,. Fonds Investissements Rea, Enerplus Fund, Commercial Alcohols Ltd., Alter Moneta Inc.	Chartered Accountant Director of companies listed under “Other Principal Directorships”

Julie A. Stokke Kemp, Corporate Secretary	None	None

William E. Vance, Director	None	Retired

Ian S. Walton, Chartered Accountant Director, Executive Vice-President and Chief Financial Officer	None	None

SARGENT BERNER - Mr. Berner is an associate counsel of the Vancouver law firm of DuMoulin Black.  Mr. Berner is also a director of several junior resource companies.  Mr. Berner has been a Director of Aurizon since its inception in 1988.

RICHARD R. FAUCHER - Mr. Faucher is the  President of Niocan Inc.  He is a metallurgist with experience in the management of large mining and metallurgical projects.  Mr. Faucher joined Aurizon’s Board in June, 1999.

PETER FERDERBER - Mr. Ferderber was instrumental in the acquisition of Aurizon’s Sleeping Giant mine and its former Beaufor mine.  Named Prospector of the Year in 1979 by the Prospectors and Developers Association of Canada for the discovery of the Belmoral mine, Val d’Or, Quebec, Mr. Ferderber is a director of several junior resource companies.  Mr. Ferderber has been a Director of Aurizon since its inception in 1988.

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

ROBERT NORMAND - Mr. Normand is a Chartered Accountant and was formerly Chief Financial Officer of Gaz Metropolitan.  He is a director of several companies, including Quebecor Printing Inc., Enerplus Fund, and Cambior  Inc. Mr. Normand joined Aurizon’s Board in June, 1999.

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

Pursuant to an agreement between the Company and Capital d’Amerique CDPQ Inc., management nominated Robert Normand for election as a director of the Company and he was elected for a one-year term expiring at the next following annual general meeting.  Management will nominate Robert Normand for re-election as a director of the Company at the next Annual General Meeting.

Mr. Normand, a director of the Company, is also a director of Cambior Inc., which is the operator of the Company’s 50% owned Sleeping Giant Mine, located in northwestern Quebec.  In addition, pursuant to a Schedule 13D filing made under the Securities Exchange Act of 1934 and dated as of January 11, 2005, Cambior Inc. owned 9,401,953 common shares of the Company, representing 9.18% of the then issued common shares of the Company.  In addition, 9115-5036 Quebec Inc. is the registered holder of a warrant to purchase 325,000 additional Common Shares of the Company at a price of $2.50 per share prior to September 10, 2005.  9115-5036 Quebec Inc. was liquidated into Cambior Inc. on October 21, 2003.

Mr. Normand, a director of the Company, served as director of Concert Industries Ltd. when it and its Canadian operating subsidiaries announced on August 5, 2003 that it had filed for protection under the Companies' Creditors Arrangement Act (CCAA). The Company was restructured and a plan of compromise and arrangement for its operating subsidiaries was approved in December 2004 allowing them to emerge from the CCAA proceedings. Mr. Normand no longer serves as director of Concert Industries Ltd.

(B)

Compensation

Compensation of Directors and Officers

The Company has three officers.

Information specified in this Item for individually named directors and senior officers incorporates by reference the Management Information Proxy Circular dated March 4, 2005, prepared in connection with the Company’s Annual General Meeting to be held on May 17, 2005 (see Exhibit 15.1).

For the year ended December 31, 2004, the aggregate amount of compensation for all services in all capacities paid by the Company and its subsidiaries to its directors and officers as a group was $585,690.  During the year ended December 31, 2004, the Company’s non-executive (non-employee) directors were paid an annual retainer in the amount of $10,000 and a fee of $1,000 for each Board or committee meeting attended.  In addition, an annual fee of $1,500 was paid to non-executive directors who acted as a committee chairperson during the year and $1,500 was to paid to the non-executive director who acted as Lead Director during the year.

In recognition of the increased demands, work load, exposure and responsibility imposed upon the Company’s Lead Director and the Audit Committee Chair, the annual retainer for these two positions was increased to $3,000 each, effective as of January 1, 2005.  Therefore, effective as of January 1, 2005, the Company’s non-employee director compensation was set as follows:

Annual Retainer:
Directorship	$10,000
Lead Director	$3,000
Audit Committee Chairman	$3,000
Executive Compensation and Corporate Governance Committee Chairman	$1,500
Meeting Participation Fee:
Director Meeting:	$1,000
Committee Meeting	$1,000

During the most recently completed financial year, a total of $131,000 was paid to non-executive directors in respect of director, chairmanship and Lead Director fees.

See "Plans" below, for details of incentive stock options that have been granted to the Company's directors.

For the year ended December 31, 2004, the aggregate amount set aside or accrued by the Company and its subsidiaries to provide pension, retirement or similar benefits to its directors and officers, pursuant to any existing plan was nil.

Plans

(i)

The Company has no plans other than as set out herein pursuant to which cash or non-cash compensation was paid or distributed to the executive officers during the most recently completed financial year or is proposed to be paid or distributed in a subsequent year.

(ii)

The Company currently has two formalized stock option plans for the granting of incentive stock options to the executive officers, senior managers, employees, directors and consultants (the “Plans”).  As at December 31, 2004, the Plans provide that, subject to the requirements of the stock exchanges on which the Company’s shares are listed, the aggregate number of securities reserved for issuance under the Plans, together with the number of securities reserved for issuance under other outstanding incentive stock options and options for service, may not exceed 8,229,900 Common Shares (representing 7.9% of the Company’s current outstanding share capital or 7.4% of the fully diluted share capital).  Pursuant to the Plans, as at December 31, 2004, the Company had granted options for the purchase of up to an aggregate of 1,584,500 Common Shares (representing 1.5% of the Company’s current outstanding share capital or 1.4% of the fully diluted share capital) to its executive officers, senior managers, directors, employees and consultants of the Company.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the executive officers, senior managers, directors, employees, and consultants of the Company (the "Participants") and to closely align the personal interests of such persons to those of the shareholders.

Subject to the provisions of the Plans, the total number of Optioned Shares to be made available under the Plans and to any Participant, and the terms and conditions of options is determined by the Board.  The total number of shares to be optioned to any one Participant will not exceed 5% of the Company’s outstanding issued share capital. The exercise price is determined by the Board of Directors but in no event may be less than the market price of the Company’s Common Shares on each stock exchange on which the Company’s shares are listed at the time of the grant of the option, less any discounts permitted by stock exchange policies, or such other price as may be agreed to by the Company and approved by such stock exchanges.  All options granted under the Plans expire on the date determined by the Board of Directors at the time of the grant, but not later than that date which is 10 years from the date such options were granted.

The total numbers of options to purchase shares of Common Stock granted under the Plans to employees, directors,  executive officers and consultants to the Company during the most recently completed financial year, December 31, 2004, were as follows:

Optionees	Number of Shares of Common Stock Granted During 2004 under the Plan	Exercise Price

Executive Officers	NIL	N/A
Directors	NIL	N/A
Employees	70,000	$1.50
Consultant	12,500	$1.50

The total numbers of shares of Common Stock purchasable under outstanding options granted to the executive officers and directors (excluding the executive officers) of the Company as at the end of the most recently completed financial year, December 31, 2004 were as follows:

Optionees	Number of Shares of Common Stock Under Option	Exercise Price

Executive Officers	300,000	$1.00
Executive Officers	235,000	$2.00

Directors	200,000	$1.00
Directors	420,000	$2.00
Former Director(¹)	60,000	$2.00

During the Company's most recently completed financial year, the total numbers of shares of Common Stock purchased through the exercise of options granted to executive officers and directors, were as follows:

Optionees	Number of Shares of Common Stock Under Option	Exercise Price

Executive Officers	60,000	$0.60
Executive Officers	160,000	$0.72
Executive Officers	227,500	$1.35
Directors	100,000	$0.60
Directors	200,000	$0.72
Directors	240,000	$1.35
Former Director(¹)	40,000	$1.35

(¹)

In recognition of and appreciation for his past service and his willingness to resign in respect of the Board’s decision to reduce its size, Mr. Gerard Gagne, who voluntarily resigned on May 11, 2004, was authorized by the Board to retain his existing stock options for the balance of their respective terms.

Incentive Stock Options

At December 31, 2004, there were outstanding incentive stock options on a total of 1,584,500 shares of Common Stock as follows:

Date of Grant	No. of Shares of Common Stock Subject to Option	Exercise Price	Expiry Date	Aurizon Share Price on Date of Grant	Market Value(¹)

March 23, 1995	607,000	$1.00	Mar. 23, 2005	$0.90	$345,990
May 12, 2000	30,000	$1.05	May 12, 2005	$1.03	$15,600
December 17, 2003	865,000	$2.00	Dec. 17, 2006	$1.91	$0
August 10, 2004	70,000	$1.50	Aug. 10, 2007	$1.50	$4,900
November 3, 2004	12,500	$1.50	Nov. 3, 2006	$1.36	$875

(¹)

“Market Value” is calculated as the difference between the Exercise Price and the Market Price (CDN$1.57) for the shares of Common Stock as at December 31, 2004.

Options for the purchase of shares of Common Stock, held as a group by executive officers; directors who are not executive officers; employees who are not executive officers; and consultants to the Company are as follows:

Relationship to Aurizon	Number of Persons	Number of Shares of Common Stock Subject to Option

Executive Officers	3	535,000
Directors who are not executive officers	7	620,000
Employees who are not executive officers	11	257,000
Consultant	1	12,500
Former Employee	1	100,000
Former Director (1)	1	60,000
		1,584,500

(¹)

In recognition of and appreciation for his past service and his willingness to resign in respect of the Board’s decision to reduce its size, Mr. Gerard Gagne, who voluntarily resigned on May 11, 2004, was authorized by the Board to retain his existing stock options for the balance of their respective terms:

The Company also has an employee incentive plan for the discovery and acquisition of mineral deposits.  Under the terms of this plan, the Company has an obligation to pay $400,000 to the Company’s technical group upon securing the necessary financing required for Casa Berardi to reach commercial production.  During commercial production, an annual bonus of 0.2% of the net smelter revenues (“NSR”) in excess of $500,000 of cumulative NSR, shall become payable.

Other

Except as set out under “Executive Compensation” in Management Information Circular dated March 4, 2005, prepared in connection with the Company’s Annual General Meeting to be held on May 17, 2005 (see Exhibit 15.1), no other compensation was paid by the Company to the executive officers during the most recently completed financial year, including personal benefits and securities or property paid or distributed other than pursuant to a formal plan, which compensation was not offered on the same terms to all full time employees other than those covered by a collective agreement.

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

(C)

Board Practices

The following information is provided with respect to the Company’s directors, and members of its administrative, supervisory or management body and includes date of expiration of the current term of office, and the period during which the person has served in that office:

	Position(s) with	Term of Office/
Name	Company	Period of Service

Sargent H. Berner	Director	1988(1)
	Member of the Executive
	Compensation and Corporate
	Governance Committee	1994
Richard Faucher	Director	1999(1)
	Member of the Executive
	Compensation and Corporate
	Governance Committee	1999
	Member of the Audit Committee	2004
Peter Ferderber	Director	1988(2)
David P. Hall	Chairman	1995(1)
	President &	1991
	Chief Executive Officer	1991
	Director	1988
Frank A. Lang	Director	1988(1)
Brian S. Moorhouse	Director	1988(3)
	Member of the Audit Committee	1988
	Member of the Executive Compensation
	and Corporate Governance Committee	1994
Robert Normand	Director	1999(1)
	Member of the Audit Committee	1999
Julie A. Stokke Kemp	Corporate Secretary	1990
William E. Vance	Director	1988(2)
Ian S. Walton	Director	1993(2)
	Executive Vice-President &	1993
	Chief Financial Officer	1993
	Assistant Corporate Secretary	2002

(1)

the terms of office of Messrs. Sargent H. Berner, David P. Hall and Frank A. Lang will expire at the third next succeeding annual meeting of the shareholders subsequent to June 17, 2003.

(2)

the terms of office of Messrs. Peter Ferderber, William E. Vance, Ian S. Walton, Richard Faucher, and Robert Normand, expire at the annual meeting of shareholders to be held on May 17, 2005.

(3)

the term of office of Mr. Brian S. Moorhouse will expire at the third next succeeding annual meeting of the shareholders subsequent to June 15, 2004.

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

Effective October 1, 2003, the Company entered into a two year employment agreement with Mr. Michel Gilbert, General Manager, Quebec.  The agreement provides an automatic one-year extension until either party gives notice of termination, unless sooner terminated in according with the terms of the agreement.  If the employee’s employment is terminated by the Company “Without Cause” (as defined in the employment agreement), then Mr. Gilbert is entitled to receive compensation equal to one year’s salary plus one additional month’s salary for each year of service or part thereof.

Information specified in this Item for individually named directors and senior officers incorporates by reference the Management Information Circular dated March 4, 2005, prepared in connection with the Company’s Annual General Meeting to be held on May 17, 2005 (see Exhibit 15.1).

Audit Committee

The Audit Committee members as at March 4, 2005 were Mr. Faucher, Mr. Moorhouse, and Mr. Normand, all of whom are outside, unrelated directors.  The Board considers that all members of the Audit Committee are financially literate and have a working familiarity with basic finance and accounting practices.  In addition, Mr. Normand, a Chartered Accountant, is considered by the Board to have accounting or related financial management expertise.  The definition of “financially literate” is the ability to read and understand a balance sheet, an income statement and a cash flow statement.  The definition of “accounting or related financial management expertise” is the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

The Board of Directors has adopted an Audit Committee Charter for its Audit Committee, whereby the primary function of the Audit Committee is to assist the Board of Directors in fulfilling its financial oversight responsibilities by reviewing:  the financial reports and other financial information provided by the Company to any governmental body or other stakeholders; the Company’s systems of internal controls regarding finance, accounting, and the Company’s auditing, accounting and financial reporting processes.  Consistent with this function, the Audit Committee is mandated to encourage continuous improvement of, and should foster adherence to, the Company’s policies, procedures and practices at all levels.  The Audit Committee’s primary duties and responsibilities are to:

  Serve as an independent and objective party to monitor the Company’s financial reporting and internal control system and review the Company’s financial statements.

  Review and appraise the performance of the Company’s external auditors.

  Provide an open avenue of communication among the Company’s auditor, financial and senior management and the Board of Directors.

  Pre-approve the audit and non-audit services performed by the company’s independent auditor in order to assure that they do not impair the auditor’s independence.  On November 18, 2003, the Audit Committee approved an Audit and Non-Audit Services Pre-Approval Policy (the “Pre-Approval Policy”), which sets forth the procedures and the conditions pursuant to which services to be performed by the independent auditor are to be pre-approved.

The Audit Committee met on November 3, 2004 to plan for the 2004 Audit and on March 3, 2005 to review the audited annual financial statements for the year ended December 31, 2004.  As at December 31, 2004, the Audit Committee consisted of the following members: Mr. Faucher, Mr. Moorhouse and Mr. Normand, all of whom are outside, unrelated directors.  Commencing in the first quarter of 2005, the Audit Committee will meet on a quarterly basis to review and recommend for approval by the full Board the interim financial statements and to discuss financial performance compared to forecast.

Executive Compensation and Corporate Governance Committee

The primary function of the Company’s Executive Compensation and Corporate Governance Committee (the “ECCGC”) is to assist the Board of Directors by:

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

The ECCGC met on December 8, 2004, to review corporate governance issues, and again on February 24, 2005 to review: executive compensation and the ECCGC’s charter and membership; the Board’s size and composition; and the Company’s disclosure of corporate governance.

(D)

Employees

NUMBER OF EMPLOYEES				NUMBER OF EMPLOYEES
LOCATION	AS AT DECEMBER 31			AS AT MARCH 1,
	2002	2003	2004	2005
Vancouver office	6	6	6	6
Val d’Or office	4	9	9	7
Casa Berardi Mine	8	18	32	36
Total	18	33	47	49

The Sleeping Giant Mine which is operated by Cambior Inc. had 247 employees on December 31, 2004 and 240 employees on March 1, 2005, of which the majority are unionized hourly employees. A collective agreement covering the period from August 1, 2002 to July 31, 2007 exists between Cambior and the United Steelworkers of America.

(E)

Share Ownership

The following table sets forth the share ownership of those persons listed in “Item 6: Directors, Senior Management and Employees, Compensation”.

Name	Number of Common Shares Held at March 1, 2005	Percentage of Issued & Outstanding Common Shares Held as at March 1, 2005	Number of Options Outstanding at March 1, 2005	Exercise Price $	Expiry Date

Sargent H. Berner	260,700	*	50,000	1.00	March 23, 2005
			60,000	2.00	Dec. 17, 2006

Richard Faucher	NIL	N/A	60,000	2.00	Dec. 17, 2006

Peter Ferderber	189,379	*	50,000	1.00	March 23, 2005
			60,000	2.00	Dec. 17, 2006

David P. Hall	582,642	*	125,000	1.00	March 23, 2005
			100,000	2.00	Dec. 17, 2006

Frank A. Lang	1,848,779	1.76%	50,000	1.00	March 23, 2005
			60,000	2.00	Dec. 17, 2006

Brian S. Moorhouse	280,200	*	50,000	1.00	March 23, 2005
			60,000	2.00	Dec. 17, 2006

Robert Normand	75,000	*	60,000	2.00	Dec. 17, 2006

Julie A.S. Kemp	41,800	*	50,000	1.00	March 23, 2005
			35,000	2.00	Dec. 17, 2006

William E. Vance	471,067	*	60,000	2.00	Dec. 17, 2006

Ian S. Walton	593,800	*	125,000	1.00	March 23, 2005
			100,000	2.00	Dec. 17, 2006

*Such person beneficially owned less than 1% of the Issued & Outstanding Common Shares outstanding as at March 1, 2005.

ITEM 7:

MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

(A)

Major Shareholders

The Company is not owned or controlled, directly or indirectly, by any other corporation or by any foreign government.

The only persons who are known by the Company to be the beneficial owners, directly or indirectly, of more than 5% of the Company's issued and outstanding shares of Common Stock, are as follows:

Title Of Class	Identity of Person or Group	Date/Type of Report	Number of Common Shares Owned	Percentage of Issued & Outstanding Common Shares Owned

Common Shares	Cambior Inc. 1111 St. Charles Street West, Longueuil, Quebec J4K 5G4	January 11, 2005/Schedule 13D	9,401,953	9.18%
Common Shares	Goodman & Company, Investment Counsel Ltd. Acting as Investment Counsel and Portfolio Manager	March 15, 2005/Schedule 13G	5,188,800(¹)	5.01%

(¹)

Shares are held within mutual funds and other client accounts managed by Goodman & Company, Investment Counsel Ltd. Acting as Investment Counsel and Portfolio Manager.

To the extent known, changes in the percentage of ownership during the previous three years by persons who are known by the Company to be the beneficial owners, directly or indirectly, of more than 5% of the Company's issued and outstanding shares of Common Stock, are as follows:

Title Of Class	Identity of Person or Group	Date/Type of Report	Number of Common Shares Owned	Percentage of Issued & Outstanding Common Shares Owned

Common Shares	9115-5036 Quebec Inc. 1111 St. Charles Street West, Longueuil, Quebec J4K 5G4	December 31, 2003/Schedule 13G	4,885,753(¹)	5.0%
Common Shares	9115-5036 Quebec Inc. 1111 St. Charles Street West, Longueuil, Quebec J4K 5G4	April 17, 2002/Schedule 13G	5,997,053(²)	9.3%
Common Shares	Goodman & Company, Investment Counsel Ltd. Acting as Investment Counsel and Portfolio Manager	February 4, 2005/Schedule 13G	5,045,900(3)	4.88%
Common Shares	Goodman & Company, Investment Counsel Ltd. Acting as Investment Counsel and Portfolio Manager	July 7, 2004/Schedule 13G	7,197,700(3)	7.03%
Common Shares	Goodman & Company, Investment Counsel Ltd. Acting as Investment Counsel and Portfolio Manager	June 15, 2004/Schedule 13G	5,447,700(3)	5.56%

(¹)

Number includes warrants to purchase 325,000 Common Shares.

(²)

Number includes warrants to purchase 1,625,000 Common Shares.

(3)

Shares are held within mutual funds and other client accounts managed by Goodman & Company, Investment Counsel Ltd. Acting as Investment Counsel and Portfolio Manager.

The following table lists information with respect to the total amounts of any class of the Company's voting securities owned by the officers and directors of the Company as a group as of March 1, 2005.

	Identity of	Amount	Class- Fully
Title Of Class	Person or Group	Owned	Diluted

Common Stock	Directors and Officers (10 persons)	5,560,867 (¹)	5.00% (²)

(¹)

Includes 1,215,000 shares of Common Stock issuable upon the exercise of incentive stock options held by directors and officers.  These options are exercisable, at prices ranging from $1.00 per share to $2.00 per share, on or before  March 23, 2005 to December 17, 2006.

(²)

Assumes that all incentive stock options held by directors and officers have been exercised.

As of March 1, 2004, the total amount of any class of the Company’s voting securities owned by the officers and directors as a group (11 persons) was 6,043,867 shares of Common Stock (including shares of Common Stock issuable upon the exercise of incentive stock options), representing 5.63% of the then fully diluted shares of Common Stock.   As of March 1, 2003, the total amount of any class of the Company’s voting securities owned by the officers and directors as a group (11 persons) was 6,514,463 shares of Common Stock (including shares of Common Stock issuable upon the exercise of incentive stock options), representing 7.74% of the then fully diluted shares of Common Stock.

The information as to shares beneficially owned, not being within the knowledge of the Company, has been furnished by the respective individuals or has been extracted from the register of shareholdings maintained by the Company's transfer agent.

There are no arrangements known to the Company, which may at a subsequent date result in a change in control of the Company.

As at March 1, 2005, there were 103,521,522 common shares of the Company issued and outstanding.  Based on the records of the Company’s transfer agent, Computershare Investor Services Inc., 510 Burrard Street, 3rd Floor,  Vancouver, British Columbia, Canada, V6C 3B9  as at such date there were 1,842 shareholders of record, geographically split as follows:

	# of holders	Shares Held	% of Shares
Canadian Shareholders	574	87,164,203	84%
US Shareholders	1,240	14,959,138	15%
International Shareholders	28	1,398,181	1%
TOTAL	1,842	103,521,522	100%

(B)

Related Party Transactions

Between January 1, 2004 and March 29, 2005, there were no material transactions or proposed material transactions between the Company and:

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

(i)

Mr. Robert Normand, a director of the Company, is also a director of Cambior Inc. and, according to a Schedule 13D filing made under the Securities Exchange Act of 1934 and dated as of January 11, 2005, Cambior Inc. owned 9,401,953 common shares of the Company, representing 9.18% of the issued common shares of the Company.  In addition, 9115-5036 Quebec Inc. is the registered holder of a warrant to purchase 325,000 additional Common Shares of the Company at a price of $2.50 per share prior to September 10, 2005.  9115-5036 Quebec Inc. was liquidated into Cambior Inc. on October 21, 2003.

(ii)

Pursuant to an agreement between the Company and Capital d’Amerique CDPQ Inc., management nominated Robert Normand for election as a director of the Company and he was elected for a one-year term expiring at the next following annual general meeting.  Management intends to nominate Robert Normand for re-election as a director of the Company at the next Annual General Meeting.

Indebtedness to Company of Directors and Officers

As of March 1, 2005, no directors or senior officers of the Company are indebted to the Company or have been indebted to the Company since the beginning of the last completed financial year of the Company.

(C)

Interests of Experts and Counsel

Not applicable.

ITEM 8:

    FINANCIAL INFORMATION

(A)

Consolidated Statements and Other Financial Information

This annual report contains the consolidated financial statements for the Company for the fiscal year ended December 31, 2004 which contain an Auditors’ Report dated February 23, 2005, Consolidated Balance Sheets as at December 31, 2004 , 2003, and 2002 Consolidated Statements of Operations and Deficit for the Fiscal Years Ended December 31, 2004, 2003, and 2002, Consolidated Statements of Cash Flow for the Fiscal Years Ended December 31, 2004, 2003, and 2002 and Notes to the Financial Statements.  See “Item 17:  Financial Statements.”

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

The Company was named as a defendant in a tort litigation class action launched by approximately 120 plaintiffs against nearly 150 defendants in the State of California.  The action is based on alleged exposure to silica.  The Company has never produced, manufactured or sold silica or silica based products.  A Request for Dismissal of the Company, without prejudice, was filed in the Superior Court of California, County of San Francisco, on May 7, 2004, to which the plaintiff has voluntarily agreed to dismiss the Company from the lawsuit.

The Company is also involved in other litigation from time to time in the ordinary course of its business.  In management’s opinion, such litigation is not material to the Company’s financing condition, results of operations or cash flows.

Dividend Policy

During the past five years, the Company has neither paid nor declared dividends on its shares of Common Stock.

 (B)

Significant Changes

There have been no significant changes since December 31, 2004.

ITEM 9:

    THE OFFER AND LISTING

(A)

Offer and Listing Details

Price Ranges and Volume of Shares of Common Stock

The following table sets forth the price ranges and volume of shares of Common Stock on the American and Toronto and Stock Exchanges for each of the last six months, each fiscal quarter in each of the last two full financial years and each of the last five full financial years.  The Common Stock began trading on the American Stock Exchange on November 10, 2003:

American Stock Exchange
Period	High US$	Low US$	Volume (000)
2005 February	1.32	1.20	1,301,300
January	1.44	1.14	1,552,200
2004 2004	1.69	0.92	15,116,400
Fourth Quarter	1.41	0.94	3,297,200
December	1.39	1.09	1,093,900
November	1.41	1.04	1,498,900
October	1.21	1.06	704,400
September	1.21	0.97	1,037,900
Third Quarter	1.25	0.94	2,422,700
Second Quarter	1.41	0.92	3,209,800
First Quarter	1.69	1.10	6,186,700
2003 2003 (Nov. 10, – Dec. 31)	1.88	1.27	4,383,000

Toronto Stock Exchange
Period	High CDN$	Low CDN$	Volume (000)
2005 February	1.65	1.48	4,021,618
January	1.80	1.40	7,128,848
2004 2004	2.18	1.24	45,454,933
Fourth Quarter	1.69	1.27	14,473,721
December	1.64	1.35	2,276,339
November	1.69	1.27	7,652,504
October	1.53	1.33	4,544,878
September	1.57	1.24	1,229,910
Third Quarter	1.58	1.24	4,904,630
Second Quarter	1.85	1.31	6,081,266
First Quarter	2.18	1.49	19,995,316

2003 2003	2.43	1.06	61,336,433
Fourth Quarter	2.43	1.66	24,705,077
Third Quarter	2.24	1.27	23,091,940
Second Quarter	1.50	1.07	7,744,785
First Quarter	1.71	1.06	5,794,631
2002 2002	1.85	0.22	29,508,047
2001 2001	0.75	0.21	4,973,793
2000 2000	1.10	0.46	8,721,689

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

None.

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

Since gold is quoted in United States dollars and the operating costs of the Sleeping Giant Mine are in Canadian dollars, changes in the U.S. to CDN currency rates will directly affect earnings and cash flow.  At current 2005 estimates of production of 27,800 ounces of gold and an estimated average gold price of at least US$400, a change of 0.05 in the 1.25 U.S. to CDN dollar exchange rate would have an impact upon earnings and cash flow of approximately $550,000.  The Company utilizes foreign exchange contracts, for purposes other than trading, to manage foreign currency exchange risk.  At December 31, 2004, the Company held US$2.0 million of foreign currency contracts for 2005 at an average conversion rate of 1.23 into Canadian dollars.

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

At current 2005 estimates of production of 27,800 ounces of gold, a US$10 per ounce change in gold prices would have a $350,000 impact of forecast 2005 earnings and cash flows.  The Company uses derivative commodity instruments to manage its exposure to the risks associated with fluctuations in the price of gold.  At December 31, 2004, the Company did not have any derivative instruments.

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

ITEM 15:

CONTROLS AND PROCEDURES

Evaluation of disclosure controls and procedures.  The Company’s principal executive officer and its principal financial officer, after evaluating the effectiveness of the Company’s disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e) on December 31, 2004, concluded that, as of such date, the Company’s disclosure controls and procedures were adequate and effective to ensure that material information relating to the Company and its consolidated subsidiaries would be made known to them by others within those entities.

Changes in internal control over financial reporting.  There were no significant changes in the Company’s internal control over financial reporting or in other factors that could significantly affect the Company’s internal control over financial reporting during 2004.

ITEM 16A:

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”)) serving on its Audit Committee.  Mr. Robert Normand has been determined to be such audit committee financial expert and is independent.

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

ITEM 16B:

CODE OF ETHICS

The Company has adopted a Code of Business Ethics that applies to all directors, officers and employees of the Company.  The Code of Business Ethics has been posted on the Company’s website at www.aurizon.com.

ITEM 16C:

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Fees

For the years ended December 31, 2004 and 2003, payments to the Company’s external auditors, PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, for audit services and for non-audit services were as follows.   During the years ended December 31, 2004 and 2003, PricewaterhouseCoopers LLP was the Company’s only external auditor.

	December 31, 2004	December 31, 2003

Audit and Related Fees(1):	102,309	$72,998
Tax Fees (2):	12,700	$24,183
Total:	115,009	$97,181

Notes:

(1)

For the audit of Aurizon’s annual financial statements and services normally provided by the external auditor in connection with Aurizon’s statutory and regulatory filings.

(2)

The Company uses PWC for tax compliance, advice, and return preparation.  The Company chooses to use PWC for these services due to their  extensive knowledge of the Company’s activities and familiarity of its business and the associated cost savings resulting  from that knowledge base.

Audit Committee’s Pre-Approval Policies And Procedures

The Company’s Audit Committee Charter incorporates the Company’s pre-approval policies and procedures.  The Company’s Audit Committee Charter has been posted on the Company’s website at www.aurizon.com.

All of the services rendered by Pricewaterhouse Coopers LLP during 2004 were approved by the Audit Committee pursuant to the pre-approval policies and procedures contained in the Audit Committee Charter.

ITEM 16D:

EXEMPTION FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Disclosure not required.

 ITEM 16E:

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The Company did not repurchase any of its shares in the fiscal year ended December 31, 2004.

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

ITEM 18:

FINANCIAL STATEMENTS

Not applicable.

ITEM 19:

EXHIBITS

(a)

Financial Statements (see Exhibit 15.2, filed as part of this annual report):

(i)

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Years ended December 31, 2004, 2003, and 2002.

(ii)

Management’s Responsibility for Financial Reporting.

(iii)

Auditors’ Report dated February 23, 2005.

(iv)

Consolidated Balance Sheets as at December 31, 2004, 2003, and 2002.

(v)

Consolidated Statements of Operations and Deficit for the years ended December 31, 2004, 2003, and 2002.

(vi)

Consolidated Statements of Cash Flow for the years ended December 31, 2004, 2003, and 2002.

(vii)

Notes to the Consolidated Financial Statements.

(viii)

Financial Statement Schedules are omitted because they are not applicable, not required or because the required information is included in the consolidated financial statements or notes thereto filed herein.

Exhibits

1.1

Memorandum and Articles (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 1992, on file with the Commission, as filed on October 18, 1993, under Commission file number 000-22672).

2.1

Amended and Restated Shareholder Rights Plan dated June 15, 2004 (incorporated by reference to the Company’s Form 6-K dated June 18, 2004, on file with the Commission).

4.1

Property Purchase Agreement dated April 30, 1998 between Aurizon Mines Ltd. and TVX Gold Inc. (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 1999, on file with the Commission).

4.2

Agency Agreement between Aurizon Mines Ltd., Dundee Securities Corporation and National Bank Financial Inc., dated May 9, 2003 (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2002, on file with the Commission).

4.3

Beaufor Mine and Perron Property Sale Agreement dated April 5, 2001 between Aurizon Mines Ltd. and Richmont Mines Inc. (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

4.4

Mining lease: Sleeping Giant Mine (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

4.5

Mining lease:  Casa Berardi Mine (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

4.6

Subscription Agreement between Aurizon Mines Ltd. and James Bay Development Corporation dated August 21, 2003 (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2003, on file with the Commission).

4.7

Agency Agreement between Aurizon Mines Ltd., National Bank Financial Inc., Haywood Securities Inc., Sprott Securities Inc., Orion Securities Inc., Dundee Securities Corporation and McFarlane Gordon Inc., dated September 10, 2003 (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2003, on file with the Commission).

4.8

Agency Agreement between Aurizon Mines Ltd., Dundee Securities Corporation, National Bank Financial Inc., Pacific International Securities Inc. and Haywood Securities Inc., dated June 30, 2004.

12.1

Section 302 Certifications by the Chief Executive and Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).

13.1

906 Certifications by the Chief Executive and Chief Financial officers required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1

Management Information Circular dated March 4, 2005.

15.2

Financial Statements for the Year ended December 31, 2004.

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

AURIZON MINES LTD.

Date:      March 31, 2005

Ian S. Walton

Executive Vice President and

Chief Financial Officer

 Exhibit Index

1.1

Memorandum and Articles (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 1992, on file with the Commission, as filed on October 18, 1993, under Commission file number 000-22672).

2.2

Amended and Restated Shareholder Rights Plan dated June 15, 2004 (incorporated by reference to the Company’s Form 6-K dated June 18, 2004, on file with the Commission).

4.1

Property Purchase Agreement dated April 30, 1998 between Aurizon Mines Ltd. and TVX Gold Inc. (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 1999, on file with the Commission).

4.2

Agency Agreement between Aurizon Mines Ltd., Dundee Securities Corporation and National Bank Financial Inc., dated May 9, 2003 (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2002, on file with the Commission).

4.3

Beaufor Mine and Perron Property Sale Agreement dated April 5, 2001 between Aurizon Mines Ltd. and Richmont Mines Inc. (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

4.4

Mining lease: Sleeping Giant Mine (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

4.5

Mining lease:  Casa Berardi Mine (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2000, on file with the Commission).

4.6

Subscription Agreement between Aurizon Mines Ltd. and James Bay Development Corporation dated August 21, 2003 (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2003, on file with the Commission).

4.7

Agency Agreement between Aurizon Mines Ltd., National Bank Financial Inc., Haywood Securities Inc., Sprott Securities Inc., Orion Securities Inc., Dundee Securities Corporation and McFarlane Gordon Inc., dated September 10, 2003 (incorporated by reference to the Company’s annual report on Form 20-F for the year ended December 31, 2003, on file with the Commission).

4.8

Agency Agreement between Aurizon Mines Ltd., Dundee Securities Corporation, National Bank Financial Inc., Pacific International Securities Inc. and Haywood Securities Inc., dated June 30, 2004.

12.1

Section 302 Certifications by the Chief Executive and Chief Financial Officer required by Rule 13a-14(a) or Rule 15d-14(a).

13.1

906 Certifications by the Chief Executive and Chief Financial officers required by Rule 13a-14(b) or Rule 15d-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code.

15.1

Management Information Circular dated March 4, 2005.

15.2

Financial Statements for the Year ended December 31, 2004.