Form 40-F
period 2005-12-31
AURIZON MINES LTD
filed 2006-03-31
CIK 913955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 40-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X]

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2005
Commission File Number 0-22672

AURIZON MINES LTD.

(Exact Name of the Registrant as Specified in its Charter)

Not applicable	British Columbia, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province of other jurisdiction of incorporation or organization)	(I.R.S. employer Identification Number (if applicable))

1040

(Primary Standard Industrial Classification Code Number (if applicable))

Suite 900, 510 Burrard Street,
Vancouver, British Columbia V6C 3A8
Telephone:  (604) 687-6600

(Address of Principal Executive Offices)

Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States

Securities registered or to be registered pursuant to Section 12(b) of the Act:

            Name of Each

Title of Each Class

Exchange on Which Registered

Common Stock

American Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

NONE

For annual reports, indicate by check mark the information filed with this Form:

[ X ]  Annual information form

[ X ]  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2005, 139,532,048 Common Shares without par value were issued and outstanding.

Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

[    ] Yes:

             [ X ] No

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

[ X ]Yes

[    ] No

DISCLOSURE CONTROLS AND PROCEDURES

As of the end of the period covered by this report, Aurizon Mines Ltd. (the “Company”) carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the United States Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, no change occurred in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud.  A control system can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.  These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake.  Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control.  The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CODE OF ETHICS

The Company has adopted a Code of Ethics for Financial Reporting Officers that applies to the Company’s principal executive officer, principal financial officer and any other person performing similar functions (See Exhibit 5). The Company has also adopted a Code of Business Ethics that applies to all directors, officers and employees of the Company. The Company’s Code of Ethics is available on its website, www.aurizon.com.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements.  As at the review of the audited consolidated financial statements of the Company for the year ended December 31, 2005 and as at the date of this Annual Report, the following individuals comprised the entire membership of the Company’s Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

Richard Faucher
Brian S. Moorhouse
Robert Normand

3

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the Securities and Exchange Commission) serving on its Audit Committee. Robert Normand has been determined to be such audit committee financial expert and is independent (as such term is defined by the corporate governance standards of the American Stock Exchange applicable to the Company).

The Securities and Exchange Commission has indicated that the designation of Robert Normand as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the Company’s fees paid to PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, its independent auditors for the two years ended December 31, 2005 and 2004 for profession services:

	Dec. 31, 2005	Dec. 31, 2004
Audit Fees
Consolidated financial statements	71,405	97,000
Quarterly reviews	11,400	3,000
Prospectus work	33,614	-
Translation services – Annual Report and Prospectus	10,375	-

Total audit fees:	126,794	100,000

Tax Fees	14,185	14,900

Audit-Related Fees	-	-

All Other Fees	-	-

Total fees	140,979	114,900

Note:

The inclusion of fees is based on fees billed during the calendar year in each category.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Company’s Audit Committee has adopted a pre-approval policy with respect to audit services, audit-related services and permitted non-audit services.  Pursuant to the Audit Committee Charter, the Audit Committee shall review and pre-approve all audit and audit-related services. In addition, the Audit Committee shall review and pre-approve all permitted non-audit services provided by the Company’s auditors that exceed $25,000. Prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the auditors.

During the year ended December 31, 2005, none of the services described above under Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved after the fact by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2005 information with respect to the Company’s known contractual obligations.

Contractual Obligations	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 years
	$	$	$	$	$
Equipment purchases	2,119,000	1,353,000	438,000	328,000	-
Employee incentive plan	400,000	400,000
Office lease	100,000	46,000	54,000
Environment and reclamation	3,674,000				3,674,000
Other liabilities	580,000	580,000
Government assistance	1,973,000	-	592,000	1,381,000	-
	8,846,000	2,379,000	1,084,000	1,709,000	3,674,000

Note:
On December 23, 2005, the Company received and accepted a commitment from BNP Paribas ("BNPP") to arrange and underwrite a senior debt financing facility for up to $75 million to finance the completion and start-up of the Company’s 100% owned Casa Berardi Gold Mine Project located in the Abitibi region of northwestern Quebec, Canada (the “Loan Facility”).  The Loan Facility closed on February 23, 2006 and has a 4.5 year term, with an initial interest rate of prime plus 1.25%, reducing to prime plus 0.875% upon the project achieving commercial production and meeting certain operating benchmarks.  A standby fee of 0.75% will be charged on any un-drawn portion of the facility.  The loan may be repaid at any time without penalty.  Any un-drawn portion of the facility, up to a maximum of $7.5 million, may be converted to a revolving credit facility.

For additional information related to the Company’s obligations and commitments see note 12 in the Company’s audited consolidated financial statements (Exhibit 2).

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Securities and Exchange Commission (“SEC”) staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Consent to Service of Process

The Company filed an Appointment of Agent for Service of Process and Undertaking on Form F-X signed by the Company and its agent for service of process on March 29, 2006 with respect to the class of securities in relation to which the obligation to file this annual report arises.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

AURIZON MINES LTD.

Date:      March 31, 2006

/s/ Ian S. Walton

Ian S. Walton,

Executive Vice President and

Chief Financial Officer

Exhibit Index

1.

Annual Information Form dated March 28, 2006.

2.

Audited Financial Statements.

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations from the 2005 Annual Report to Shareholders.

4.

Proxy Circular.

5.

Code of Ethics for Financial Reporting Officers

6.

Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

7.

Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

8.

Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

9.

Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.

Consent of PricewaterhouseCoopers LLP.