Form 40-F
period 2006-12-31
AURIZON MINES LTD
filed 2007-04-03
CIK 913955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 40-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X]

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
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

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
Telephone:  (212) 590-9331

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

As at December 31, 2006, 146,313,048 Common Shares without par value were issued and outstanding.

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

[ X ]Yes

[    ] No

DISCLOSURE CONTROLS AND PROCEDURES

Aurizon Mines Ltd. (the “Company”) has carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15 of the Securities Exchange Act of 1934 (“Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2006, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

MANAGEMENT’S ANNUAL REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f).

The Company’s internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company’s assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that the Company’s receipts and expenditures are being made only in accordance with authorizations of its management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Under the supervision and with the participation of the Company’s chief executive officer and chief financial officer, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting, as of December 31, 2006, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its evaluation under this framework, management concluded that, as of December 31, 2006, the Company’s internal control over financial reporting was effective.

This annual report does not include an attestation report of the Company’s registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

CHANGES IN INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the period covered by this Annual Report on Form 40-F, an evaluation conducted pursuant to Rule 13a–15(d) under the Exchange Act identified no change in the Company’s internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

3

its stated goals under all potential future conditions.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

CODE OF ETHICS

The Company has adopted a Code of Ethics for Financial Reporting Officers that applies to the Company’s principal executive officer, principal financial officer and any other person performing similar functions. The Company has also adopted a Code of Business Ethics that applies to all directors, officers and employees of the Company.  Both the Company’s Code of Ethics for Financial Reporting Officers and its Code of Business Ethics are available on its website, www.aurizon.com.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements.  As at the review of the audited consolidated financial statements of the Company for the year ended December 31, 2006 and as at the date of this Annual Report, the following individuals comprised the entire membership of the Company’s Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act:

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the Company’s fees paid to PricewaterhouseCoopers LLP, Chartered Accountants, of Vancouver, British Columbia, its independent auditors for the two years ended December 31, 2006 and 2005 for professional services:

	Dec. 31, 2006	Dec. 31, 2005
Audit Fees
Consolidated financial statements	97,750	71,405
Quarterly reviews	3,600	11,400

Total audit fees:	101,350	82,805

Tax Fees (1)	22,943	14,185

Audit-Related Fees		-
Prospectus work	-	33,614
Translation services – financial statements	-	10,375

Total audit-related fees:	-	43,989

All Other Fees (2)	10,120	-

Total fees	134,413	140,979

Note:

The inclusion of fees is based on fees billed during the calendar year in each category.

(1)

The Company uses PWC for tax compliance, advice, and return preparation.  The Company chooses to use PWC for these services due to their  extensive knowledge of the Company’s activities and familiarity of its business and the associated cost savings resulting  from that knowledge base.

(2)

Other Fees are related to consultation with respect to Sarbanes Oxley.

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

During the years ended December 31, 2006 and 2005, none of the services described above under Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved after the fact by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

5

TABLE OF CONTRACTUAL COMMITMENTS

The following table lists as of December 31, 2006 information with respect to the Company’s known contractual obligations.

Contractual Obligations	Total	Less than 1 Year	1 – 2 Years	3 – 4 Years	More than 5 years
	$	$	$	$	$
Long-term debt	73,100,000	4,400,000	46,000,000	22,700,000	-
Environment and reclamation	3,674,000	95,000	379,000	284,999	2,916,000
Mineral Property acquisition & work commitments	4,231,000	1,031,000	3,200,000	-	-
Hydro	369,000	65,000	143,000	161,000	-
Government assistance	1,973,000	-	592,000	1,381,000	-

Total:	83,347,000	5,591,000	50,314,000	24,526,000	2,916,000

For additional information related to the Company’s obligations and commitments see note 10 in the Company’s audited consolidated financial statements (Exhibit 2).

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

AURIZON MINES LTD.

Date:      April 2, 2007

/s/ Ian S. Walton

Ian S. Walton,

Executive Vice President and

Chief Financial Officer

Exhibit Index

1.

Annual Information Form dated April 2, 2007.

2.

Audited Financial Statements.

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations from the 2006 Annual Report to Shareholders.

4.

Proxy Circular.

5.

Code of Ethics for Financial Reporting Officers available on the Company’s website.

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

8.

Certificate of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

9.

Certificate of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

10.

Consent of PricewaterhouseCoopers LLP.

11.

Consents of Scott Wilson RPA Inc.

12.

Consent of Roscoe Postle Associates Inc. (now known as Scott Wilson Roscoe Postle Associates Inc.)

13.

Consent of Geostat Systems International Inc.

14.

Consent of Ghislain Fournier, P. Eng., Corporate Development Manger, Aurizon Mines Ltd.