Form 40-F
period 2007-12-31
AURIZON MINES LTD
filed 2008-04-03
CIK 913955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 40-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X]

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2007
Commission File Number 001-31893

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

Suite 3120, Park Place, 666 Burrard Street,
Vancouver, British Columbia V6C 2X8
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

As at December 31, 2007, 146,730,948 Common Shares without par value were issued and outstanding.

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

[ X ]Yes

[    ] No

DISCLOSURE CONTROLS AND PROCEDURES

Aurizon Mines Ltd. (the “Company”) has carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures pursuant to Rule 13a-15b of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Based upon that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2007, the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that as at December 31, 2007, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal controls over financial reporting as at December 31, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Exchange Act Rules 13a-15(f).

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

Under the supervision and with the participation of the Company’s Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting, as of December 31, 2007, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).  Based on its evaluation under this framework, management concluded that, as of December 31, 2007, the Company’s internal control over financial reporting was effective.

The Attestation Report of PricewaterhouseCoopers LLP on management’s assessment of internal control over financial reporting is included in Exhibit 2 hereto and is incorporated by reference herein.

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

CODE OF ETHICS

The Company has adopted a Code of Ethics for Financial Reporting Officers that applies to the Company’s principal executive officer, principal financial officer, principal accounting officer and any other person performing similar functions. The Company has also adopted a Code of Business Ethics that applies to all directors, officers and employees of the Company.  Both the Company’s Code of Ethics for Financial Reporting Officers and its Code of Business Ethics are available on its website, www.aurizon.com.

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

The Securities and Exchange Commission has indicated that the designation of Robert Normand as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in the absence of such designation or identification, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the Company’s fees paid to PricewaterhouseCoopers LLP (“PWC”), Chartered Accountants, of Vancouver, British Columbia, its independent auditors for the two years ended December 31, 2007 and 2006 for professional services, based on fees billed during the calendar year in each category:

	Fiscal Year Ended
	Dec. 31, 2007	Dec. 31, 2006
Audit Fees
Consolidated financial statements	262,950	97,750
Quarterly reviews	5,300	3,600

Total audit fees:	268,250	101,350

Tax Fees (1)	12,600	22,943

Audit-Related Fees
Consulting	1,500	-

Total audit-related fees:	1,500	-

All Other Fees (2)	-	10,120

Total fees	282,350	134,413

Note:

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

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

The Company’s Audit Committee has adopted a pre-approval policy with respect to audit services, audit-related services and permitted non-audit services.  Pursuant to the Audit Committee Charter, the Audit Committee shall review and pre-approve all audit and audit-related services. In addition, the Audit Committee shall review and pre-approve all permitted non-audit services provided by the Company’s auditors. Prior to the granting of any pre-approval, the Audit Committee must be satisfied that the performance of the services in question will not compromise the independence of the auditors.

During the years ended December 31, 2007 and 2006, none of the services described above under Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved after the fact by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2007 information with respect to the Company’s known contractual obligations.

Contractual Obligations	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 years
	$	$	$	$	$
Long-term debt	69,053,081	39,910,846	29,142,235	-	-
Environmental and reclamation	3,690,663	157,883	505,227	-	3,027,553
Mineral Properties – Option payments and work commitments	799,900	249,900	550,000	-	-
Hydro Quebec	304,239	69,125	151,826	83,288	-
Government assistance	1,973,161	-	1,200,000	773,161	-

Total:	$75,821,044	$40,387,753	$31,549,289	$856,449	$3,027,553

For additional information related to the Company’s obligations and commitments see note 9 in the Company’s audited consolidated financial statements (Exhibit 2).

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

AURIZON MINES LTD.

By:

Date:      March 31, 2008

/s/ Ian S. Walton

Ian S. Walton,

Executive Vice President and

Chief Financial Officer

Exhibit Index

1.

Annual Information Form dated March 31, 2008.

2.

Audited Annual Financial Statements for the Company’s Fiscal Year Ended December 31, 2007.

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations from the 2007 Annual Report to Shareholders.

4.

Certifications by the Principal Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

5.

Certifications by the Principal Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

6.

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

7.

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

8.

Consent of PricewaterhouseCoopers LLP.

9.

Consents of Scott Wilson RPA Inc.

10.

Consents of Geostat Systems International Inc.

11.

Consent of Breton Banville and Associates (”BBA”)

12.

Consent of Michel Gilbert, P. Eng., Vice-President, Aurizon Mines Ltd.