Form 40-F
period 2008-12-31
AURIZON MINES LTD
filed 2009-03-31
CIK 913955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 40-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X]

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008
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

NYSE Amex

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

As at December 31, 2008, 148,068,298 Common Shares without par value were issued and outstanding.

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

[ X ]Yes

[    ] No

DISCLOSURE CONTROLS AND PROCEDURES

Aurizon Mines Ltd. (the “Company”) has carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15(d) – 15(e) under  the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s (the “SEC”) rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.  Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the fiscal year covered by this Form 40-F, the Company’s disclosure controls and procedures were effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a–15(f) and 15d–15(f) of the Exchange Act and for assessing the effectiveness of internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and the Chief Financial Officer, has used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company’s internal control over financial reporting.  The assessment included an evaluation of the design of the Company’s internal controls over financial reporting and testing of the operational effectiveness of those controls.  Based on this assessment, management has concluded that as at December 31, 2008, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal controls over financial reporting as at December 31, 2008 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included with the Company’s audited financial statements, which is an exhibit to this Annual Report on Form 40-F.

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

CODE OF ETHICS

The Company has adopted a Code of Ethics for Financial Reporting Officers that applies to the Company’s Chief Executive Officer and Chief Financial Officer. The Company has also adopted a Code of Business Ethics that applies to all directors, officers and employees of the Company.  Both the Company’s Code of Ethics for Financial Reporting Officers and its Code of Business Ethics are available on its website, www.aurizon.com.

AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements.  The following individuals comprised the entire membership of the Company’s Audit Committee, Andre Falzon, Richard Faucher and Brian S. Moorhouse.

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee.  Andre Falzon has been determined to be such audit committee financial expert and is independent (as such term is defined by the corporate governance standards of the NYSE Amex applicable to the Company).

The SEC has indicated that the designation of Andre Falzon as an audit committee financial expert does not make him an “expert” for any purpose, impose on him any duties, obligations or liability that are greater than the duties, obligations or liability imposed on him as a member of the Audit Committee and the Board of Directors in the absence of such designation or identification, or affect the duties, obligations or liability of any other member of the Audit Committee or Board of Directors.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the Company’s fees paid to PricewaterhouseCoopers LLP (“PWC”), Chartered Accountants, of Vancouver, British Columbia, its independent auditors for the years ended December 31, 2008 and 2007 for professional services, based on fees billed during the calendar year in each category:

	Fiscal Year Ended
	Dec. 31, 2008	Dec. 31, 2007
Audit Fees
Consolidated financial statements	$325,000	$262,950
Quarterly reviews	10,100	5,300

Total audit fees:	335,100	268,250

Tax Fees (1)	15,000	12,600

Audit-Related Fees
SEC comment letters, consulting and IFRS	21,450	1,500

Total audit-related fees:	21,450	1,500

All Other Fees	-	-

Total fees	371,550	282,350

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

During the years ended December 31, 2008 and 2007, none of the services described above under Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved after the fact by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2008 information with respect to the Company’s known contractual obligations.

Contractual Obligations	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 years
	($000)	($000)	($000)	($000)	($000)
Long-term debt	29,250	21,000	8,250	-	-
Interest on long term debt	870	779	91	-	-
Capital leases	142	77	65	-	-
Government assistance	1,973	600	1,373	-	-
Environmental and reclamation	30,509	221	284	-	30,004
Mineral Properties commitments	3,150	850	2,300	-	-
Hydro Quebec	983	328	655	-	-
Head office lease	221	110	111	-	-

Total:	67,098	23,965	13,129	-	30,004

For additional information related to the Company’s obligations and commitments see note 9(c) in the Company’s audited consolidated financial statements, which are an exhibit to this Annual Report on Form 40-F.

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

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

AURIZON MINES LTD.

By:

Date:      March 31, 2009

/s/ Ian S. Walton

Ian S. Walton,

Executive Vice President and

Chief Financial Officer

Exhibit Index

1.

Annual Information Form dated March 31, 2009.

2.

Audited Annual Financial Statements for the Company’s Fiscal Year Ended December 31, 2008, incorporated by reference to the Company’s Form 6-K filed on March 25, 2009 with the Commission.

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Year Ended December 31, 2008, incorporated by reference to the Company’s Form 6-K filed on March 25, 2009 with the Commission.

4.

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

6.

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

7.

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

8.

Consent of PricewaterhouseCoopers LLP.

9.

Consents of Jason J. Cox, P.Eng., and Bernard Salmon, inc., of Scott Wilson RPA Inc., with respect to the Casa Berardi Mine

10.

Consents of Claude Duplessis, P. Eng. And M. Dagbert, P. Eng., of SGS Geostat Ltd., with respect to the Joanna Gold Project

11.

Consent of Patrice Live, Eng., of BBA Inc., with respect to the Joanna Gold Project

12.

Consent of Martin Demers, P. Geo., Manager, Exploration, Aurizon Mines Ltd.