Form 40-F/A
period 2008-12-31
AURIZON MINES LTD
filed 2009-04-09
CIK 913955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

AMENDMENT NO. 1

TO

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

[ X ]Yes

[    ] No

EXPLANATORY NOTE

Aurizon Mines Ltd. (the “Company”) is filing this amendment number one to the Company’s annual report on Form 40-F for the fiscal year ended December 31, 2008 in order to file an amended Annual Information Form, attached as Exhibit 1 hereto, which replaces the Annual Information Form previously filed with the Company’s Form 40-F on March 31, 2009.  This Amendment also includes the updated consents of Claude Duplessis, P. Eng. and M. Dagbert, P. Eng., of SGS Geostat Ltd., with respect to the Joanna Gold Project, attached as Exhibit 10 hereto.  The Company’s annual report on Form 40-F has not been amended, revised or updated in any other respect.

DISCLOSURE CONTROLS AND PROCEDURES

Aurizon Mines Ltd. has carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15(d) – 15(e) under  the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s (the “SEC”) rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.  Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the fiscal year covered by this Form 40-F, the Company’s disclosure controls and procedures were effective.

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

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this amendment to its annual report to be signed on its behalf by the undersigned, thereto duly authorized.

AURIZON MINES LTD.

By:

Date:      April 8, 2009

/s/ Ian S. Walton

Ian S. Walton,

Executive Vice President and

Chief Financial Officer

Exhibit Index

1.

Amended Annual Information Form dated April 7, 2009.

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

8.*

Consent of PricewaterhouseCoopers LLP.

9.*

Consents of Jason J. Cox, P.Eng., and Bernard Salmon, inc., of Scott Wilson RPA Inc., with respect to the Casa Berardi Mine

10.

Consents of Claude Duplessis, P. Eng. And M. Dagbert, P. Eng., of SGS Geostat Ltd., with respect to the Joanna Gold Project

11.*

Consent of Patrice Live, Eng., of BBA Inc., with respect to the Joanna Gold Project

12.*

Consent of Martin Demers, P. Geo., Manager, Exploration, Aurizon Mines Ltd.

______________________________________

*

Previously filed with the Company’s annual report on Form 40-F as filed with the SEC on March 31, 2009.