Form 40-F
period 2009-12-31
AURIZON MINES LTD
filed 2010-03-31
CIK 913955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 40-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X]

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2009
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

As at December 31, 2009, 159,008,607 Common Shares without par value were issued and outstanding.

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

[ X ]Yes

[    ] No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

[    ] Yes

[    ] No                     N/A

DISCLOSURE CONTROLS AND PROCEDURES

Aurizon Mines Ltd. (the “Company”) has carried out an evaluation, under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company’s disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under  the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified by the Securities and Exchange Commission’s (the “SEC”) rules and forms, and that such information is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.  Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the fiscal year covered by this Form 40-F, the Company’s disclosure controls and procedures were effective.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a–15(f) and 15d–15(f) under the Exchange Act and for assessing the effectiveness of internal control over financial reporting.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management, including the Chief Executive Officer and the Chief Financial Officer, has used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company’s internal control over financial reporting.  The assessment included an evaluation of the design of the Company’s internal controls over financial reporting and testing of the operational effectiveness of those controls.  Based on this assessment, management has concluded that as at December 31, 2009, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2009 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included with the Company’s audited financial statements, which is an exhibit to this Annual Report on Form 40-F.

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

AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements.  The following individuals comprise the entire membership of the Company’s Audit Committee: Andre Falzon, Richard Faucher and Brian S. Moorhouse.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the Company’s fees paid to PricewaterhouseCoopers LLP (“PWC”), Chartered Accountants, of Vancouver, British Columbia, its independent auditors for the years ended December 31, 2009 and 2008 for professional services, based on fees billed during the calendar year in each category:

	Fiscal Year Ended
	Dec. 31, 2009	Dec. 31, 2008
Audit Fees
Financial statements	$280,000	$325,000
Quarterly reviews	20,000	10,100

Total audit fees:	300,000	335,100

Tax Fees (1)	47,750	15,000

Audit-Related Fees
Prospectus, IFRS, SEC comment letters and consulting	47,500	21,450

Total audit-related fees:	395,250	371,550

All Other Fees	-	-

Total fees	395,250	371,550

Note:

(1)

The Company uses PWC for tax compliance, advice, and return preparation.  The Company chooses to use PWC for these services due to their extensive knowledge of the Company’s activities and familiarity with its business and the associated cost savings resulting from that knowledge base.

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

During the years ended December 31, 2009 and 2008, none of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved after the fact by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2009 information with respect to the Company’s known contractual obligations.

Contractual Obligations	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 years
	($000)	($000)	($000)	($000)	($000)
Capital leases	66	66	-	-	-
Reimbursable government assistance	1,373	600	773	-	-
Environmental and reclamation	30,509	284	-	-	30,225
Mineral properties commitments	2,150	2,150	-	-	-
Hydro Quebec- distribution line	655	328	327	-	-
Head office lease	135	115	20	-	-

Total:	34,888	3,543	1,120	-	30,225

For additional information related to the Company’s obligations and commitments see note 9(c) in the Company’s audited financial statements, which are an exhibit to this Annual Report on Form 40-F.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form, which is attached hereto as Exhibit 1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of December 31, 2009, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”).

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under the standards of the Commission and are not permitted to be used in reports and registration statements of United States companies filed with the Commission.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Accordingly, information contained in this annual report on Form 40-F, the documents attached hereto and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the Commission thereunder.

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

AURIZON MINES LTD.

By:

Date:      March 31, 2010

/s/ Ian S. Walton

Ian S. Walton,

Executive Vice President and

Chief Financial Officer

Exhibit Index

1.

Annual Information Form dated March 31, 2010.

2.

Audited Annual Financial Statements for the Company’s Fiscal Year Ended December 31, 2009, incorporated by reference to the Company’s Form 6-K filed on March 25, 2010 with the SEC.

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Year Ended December 31, 2009, incorporated by reference to the Company’s Form 6-K filed on March 25, 2010 with the SEC.

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

6.

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

7.

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

8.

Consent of PricewaterhouseCoopers LLP.

9.

Consents of Bernard Salmon, inc., Consulting Geologist, and Jason Cox, P. Eng., Senior Mining Engineer, of Scott Wilson RPA Inc

10.

Consent of Patrice Live, Eng., of BBA Inc

11.

Consent of Christian Bourcier, P. Eng., Mine Manger, Casa Berardi Mine., Aurizon Mines Ltd.

12.

Consent of Ghislain Fournier, P. Eng., General Manager, Technical Services, Aurizon Mines Ltd.

13.

Consent of Martin Demers, P. Geo., General Manager, Exploration, Aurizon Mines Ltd.

______________________________________