Form 40-F
period 2010-12-31
AURIZON MINES LTD
filed 2011-03-31
CIK 913955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 40-F

[  ]

REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X]

ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2010
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

Suite 1120, Cathedral Place, 925 West Georgia Street,
Vancouver, British Columbia V6C 3L2
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

As at December 31, 2010, 162,145,702 Common Shares without par value were issued and outstanding.

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

Management, including the Chief Executive Officer and the Chief Financial Officer, has used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company’s internal control over financial reporting.  The assessment included an evaluation of the design of the Company’s internal controls over financial reporting and testing of the operational effectiveness of those controls.  Based on this assessment, management has concluded that as at December 31, 2010, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2010 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included with the Company’s audited financial statements, which is an exhibit to this Annual Report on Form 40-F.

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

AUDIT COMMITTEE

The Company’s Board of Directors has a separately-designated standing Audit Committee for the purpose of overseeing the accounting and financial reporting processes of the Company and audits of the Company’s annual financial statements.  The following individuals comprise the entire membership of the Company’s Audit Committee: Andre Falzon, Richard Faucher and Diane Francis.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the Company’s fees paid to PricewaterhouseCoopers LLP (“PWC”), Chartered Accountants, of Vancouver, British Columbia, its independent auditors for the years ended December 31, 2010 and 2009 for professional services, based on fees billed during the calendar year in each category:

	Fiscal Year Ended
	Dec. 31, 2010	Dec. 31, 2009
Audit Fees
Financial statements	$261,374	$280,000
Quarterly reviews	13,650	20,000

Total audit fees:	275,024	300,000

Tax Fees (1)	17,450	47,750

Audit-Related Fees
Prospectus, IFRS, SEC comment letters and consulting	43,006	47,500

Total audit-related fees:	335,480	395,250

All Other Fees	65,900	-

Total fees	$401,380	$395,250

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

During the years ended December 31, 2010 and 2009, none of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved after the fact by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2010 information with respect to the Company’s known contractual obligations.

Contractual Obligations	Total	Less than 1 Year	1 – 3 Years	3 – 5 Years	More than 5 years
	($000)	($000)	($000)	($000)	($000)
Environmental and reclamation	19,002	419	4,371	2,902	11,310
Mineral properties commitments	6,388	6,388	-	-	-
Head office operating lease	1,052	231	505	316	-
Reimbursable government assistance	773	773	-	-	-
Equipment purchase commitments	510	510	-	-	-
Hydro Quebec- distribution line	327	327	-	-	-

Total:	28,052	8,648	4,876	3,218	11,310

For additional information related to the Company’s obligations and commitments see note 12(c) in the Company’s audited financial statements, which are an exhibit to this Annual Report on Form 40-F.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form, which is attached hereto as Exhibit 1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of December 31, 2010, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the “Commission”).

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

AURIZON MINES LTD.
By:

/s/ Ian S. Walton

Ian S. Walton,

Executive Vice President and

Chief Financial Officer

Date:      March 31, 2011

Exhibit Index

1.

Annual Information Form dated March 31, 2011.

2.

Audited Annual Financial Statements for the Company’s Fiscal Year Ended December 31, 2010, incorporated by reference to the Company’s Form 6-K filed on March 30, 2011 with the SEC.

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Year Ended December 31, 2010, incorporated by reference to the Company’s Form 6-K filed on March 30, 2011 with the SEC.

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

6.

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

7.

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

8.

Consent of PricewaterhouseCoopers LLP.

9.

Consents Rosco Postle and Associates Inc. – Casa Berardi Gold Mine

10.

Consents of BBA Inc – Casa Berardi Gold Mine and Joanna Gold Development Project

11.

Consent of SGS Canada Inc. – Geostat – Joanna Gold Development Project

12.

Consent of Christian Bourcier, P. Eng., Mine Manager, Casa Berardi Mine, Aurizon Mines Ltd. – Casa Berardi Gold Mine

13.

Consent of Ghislain Fournier, P. Eng., General Manager, Technical Services, Aurizon Mines Ltd. – Joanna Gold Development Project

14.

Consent of Martin Demers, P. Geo, Exploration Manager, Aurizon Mines Ltd. – Other Mineral Property Interests

15.

Consent of Qualified Person - Bernard Salmon, Eng., Consulting Geological Engineer, Roscoe Postle Associates Inc. - Casa Berardi Mine

16.

Consent of Qualified Person - Normand Lecuyer, P. Eng., Principle Mining Engineer, Roscoe Postle Associates Inc. - Casa Berardi Mine

______________________________________