Form 40-F/A
period 2010-12-31
AURIZON MINES LTD
filed 2012-01-10
CIK 913955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

FORM 40-F/A

Amendment No. 1

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

[    ] Yes

[    ] No

EXPLANATORY NOTE

This Amendment is filed solely to attach and file as exhibits to this Annual Report on Form 40-F the Registrant’s Audited Annual Financial Statements for the Fiscal Year Ended December 31, 2010 and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Year Ended December 31, 2010.

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

AURIZON MINES LTD.

By:

Date:      January 9, 2012

/s/ Ian S. Walton

Ian S. Walton,

Executive Vice President and

Chief Financial Officer

Exhibit Index

1.

Annual Information Form dated March 31, 2011.*

2.

Audited Annual Financial Statements for the Company’s Fiscal Year Ended December 31, 2010.

3.

Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Year Ended December 31, 2010.

4.

Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

5.

Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.*

6.

Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

7.

Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.*

8.

Consent of PricewaterhouseCoopers LLP.*

9.

Consents Rosco Postle and Associates Inc. – Casa Berardi Gold Mine*

10.

Consents of BBA Inc – Casa Berardi Gold Mine and Joanna Gold Development Project *

11.

Consent of SGS Canada Inc. – Geostat – Joanna Gold Development Project*

12.

Consent of Christian Bourcier, P. Eng., Mine Manager, Casa Berardi Mine, Aurizon Mines Ltd. – Casa Berardi Gold Mine*

13.

Consent of Ghislain Fournier, P. Eng., General Manager, Technical Services, Aurizon Mines Ltd. – Joanna Gold Development Project*

14.

Consent of Martin Demers, P. Geo, Exploration Manager, Aurizon Mines Ltd. – Other Mineral Property Interests*

______________________________________

*Previously filed with the Annual Report on Form 40-F on March 31, 2011.