Form 40-F
period 2011-12-31
AURIZON MINES LTD
filed 2012-03-30
CIK 913955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2011
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

☒  Annual information form                                                                ☒  Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

As at December 31, 2011, 163,073,027 Common Shares without par value were issued and outstanding.

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes                      ☐ No

Indicate by check mark whether the Registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).

☐ Yes                      ☐    No

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

Management, including the Chief Executive Officer and the Chief Financial Officer, has used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company’s internal control over financial reporting.  The assessment included an evaluation of the design of the Company’s internal controls over financial reporting and testing of the operational effectiveness of those controls.  Based on this assessment, management has concluded that as at December 31, 2011, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2011 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included with the Company’s audited financial statements, which is an exhibit to this Annual Report on Form 40-F.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the Company’s fees paid to PricewaterhouseCoopers LLP (“PWC”), Chartered Accountants, of Vancouver, British Columbia, its independent auditors for the years ended December 31, 2011 and 2010 for professional services, based on fees billed during the calendar year in each category:

	Fiscal Year Ended
	Dec. 31, 2011	Dec. 31, 2010

Audit Fees	$273,485	$287,374

Tax Fees (1)	10,000	17,450

Audit-Related Fees
Prospectus, IFRS, SEC comment letters and consulting	18,600	37,358

Total Audit and Audit-Related fees:	302,085	342,182

All Other Fees	7,607	59,198

Total fees	$309,692	$401,380

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2011 information with respect to the Company’s known contractual obligations.

		Payment Due By Period
(in $ thousands)	Total	Less than 1 year	1 - 3 years	4 – 5 years	More than 5 years

Asset retirement obligations	$19,002	$-	$1,213	$-	$17,789
Equipment purchase and supply commitments	13,518	7,256	3,131	3,131	-
Mineral properties commitments	2,222	650	1,572	-	-
Employee incentives	1,821	588	1,034	199	-
Head office lease	822	253	506	63	-
	$37,385	$8,747	$7,456	$3,393	$17,789

For additional information related to the Company’s obligations and commitments see note 14(a) in the Company’s audited financial statements, which are filed as an exhibit to this Annual Report on Form 40-F.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form, which is attached hereto as Exhibit 1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of December 31, 2011, which differ in certain material respects from the disclosure requirements of United States securities laws.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended.  These definitions differ from the definitions in the disclosure requirements promulgated by the SEC.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101.  However, these terms are not defined terms under the standards of the SEC and are not permitted to be used in reports and registration statements of United States companies filed with the SEC.  Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.

Accordingly, information contained in this annual report on Form 40-F, the documents attached hereto and the documents incorporated by reference herein containing descriptions of our mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.

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

SIGNATURE

Pursuant to the requirements of the Exchange Act, the registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

AURIZON MINES LTD.

By:
Date: March 30, 2012	/s/ Ian S. Walton
Ian S. Walton,
Executive Vice President and
Chief Financial Officer

Exhibit Index

1.	Annual Information Form dated March 30, 2012.

2.	Audited Annual Financial Statements for the Company’s Fiscal Year Ended December 31, 2011.

3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Year Ended December 31, 2011.

4.	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

5.	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

6.	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

7.	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

8.	Consent of PricewaterhouseCoopers LLP.

9.	Consents Rosco Postle and Associates Inc. – Casa Berardi Gold Mine (2)

10.	Consents of BBA Inc – Casa Berardi Gold Mine (1) and Joanna Gold Development Project (3)

11.	Consent of SGS Canada Inc. – Geostat – Joanna Gold Development Project

12.	Consent of Roche – Joanna Gold Development Project

13.	Consent of Christian Bourcier, P. Eng., Mine Manager, Casa Berardi Mine, Aurizon Mines Ltd. – Casa Berardi Gold Mine

14.	Consent of Sylvain Picard, P. Eng., Principal Mine Geologist, Casa Berardi Mine, Aurizon Mines Ltd. – Casa Berardi Gold Mine

15.	Consent of Martin Demers, P. Geo, Exploration Manager, Aurizon Mines Ltd. – Other Mineral Property Interests

______________________________________