Form 40-F
period 2012-12-31
AURIZON MINES LTD
filed 2013-04-02
CIK 913955

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 40-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

or

[X]	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE FISCAL YEAR ENDED DECEMBER 31, 2012
Commission File Number 001-31893

AURIZON MINES LTD.

(Exact Name of the Registrant as Specified in its Charter)

Not applicable	British Columbia, Canada	Not Applicable
(Translation of Registrant’s name into English (if applicable))	(Province or other jurisdiction of incorporation or organization)	(I.R.S. employer Identification Number (if applicable))

1040

(Primary Standard Industrial Classification Code Number (if applicable))

Suite 1120, Cathedral Place, 925 West Georgia Street,
Vancouver, British Columbia V6C 3L2
Telephone: (604) 687-6600

(Address of Principal Executive Offices)

CT Corporation System
111 Eighth Avenue, 13th Floor
New York, New York 10011
Telephone: (212) 590-9331

Name, address (including zip code) and telephone number
(including area code) of agent for service in the United States

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Name of Each
Title of Each Class	Exchange on Which Registered

Common Shares	NYSE MKT

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

As at December 31, 2012, 164,562,827 Common Shares without par value were issued and outstanding.

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

Management, including the Chief Executive Officer and the Chief Financial Officer, has used the criteria established in “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) to evaluate the effectiveness of the Company’s internal control over financial reporting. The assessment included an evaluation of the design of the Company’s internal controls over financial reporting and testing of the operational effectiveness of those controls. Based on this assessment, management has concluded that as at December 31, 2012, the Company’s internal control over financial reporting was effective.

The effectiveness of the Company’s internal control over financial reporting as at December 31, 2012 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which is included with the Company’s audited financial statements, which is an exhibit to this Annual Report on Form 40-F.

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

AUDIT COMMITTEE FINANCIAL EXPERT

The Company’s Board of Directors has determined that it has at least one audit committee financial expert (as such term is defined in the rules and regulations of the SEC) serving on its Audit Committee. Andre Falzon has been determined to be such audit committee financial expert and is independent (as such term is defined by the corporate governance standards of the NYSE MKT applicable to the Company).

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the Company’s fees paid to PricewaterhouseCoopers LLP (“PWC”), Chartered Accountants, of Vancouver, British Columbia, its independent auditors for the years ended December 31, 2012 and 2011 for professional services, based on fees billed during the calendar year in each category:

	Fiscal Year Ended
	Dec. 31, 2012	Dec. 31, 2011
	$275,500	$273,485
Audit Fees

Tax Fees (1)	19,530	10,000

Audit-Related Fees
Disbursements, IFRS, SEC comment letters and consulting	52,157	18,600

Total Audit, Tax and Audit-Related fees:	347,187	302,085

All Other Fees (2)	26,250	7,607

Total fees	$373,437	$309,692

Note:

(1)	The Company uses PWC for tax compliance, advice, and return preparation. The Company chooses to use PWC for these services due to their extensive knowledge of the Company’s activities and familiarity with its business and the associated cost savings resulting from that knowledge base.
(2)	The Company uses PWC for translation of its annual financial reports.

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

During the years ended December 31, 2012 and 2011, none of the services described above under “Principal Accountant Fees and Services” under the captions “Audit-Related Fees”, “Tax Fees”, and “All Other Fees” were approved after the fact by the Audit Committee pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2012 information with respect to the Company’s known contractual obligations.

		Payment Due By Period
(in $ thousands)	Total	Less than 1 year	1 - 3 years	4 – 5 years	More than 5 years
Current Liabilities	$31,795	$31,795	$ -	$ -	$ -
Asset retirement obligations	19,505	-	-	1,238	18,267
Equipment supply and contracts	6,263	1,566	3,131	1,566	-
Reclamation deposits	4,981	2,079	2,902	-	-
Employee incentives	1,505	522	983	-	-
Head office operating lease	569	253	316	-	-
Mineral properties firm commitments	267	267	-	-	-
	$64,885	$36,482	$7,332	$2,804	$18,267

For additional information related to the Company’s obligations and commitments see note 14(a) in the Company’s audited financial statements, which are filed as an exhibit to this Annual Report on Form 40-F.

RESOURCE AND RESERVE ESTIMATES

The Company’s Annual Information Form, which is attached hereto as Exhibit 1, has been prepared in accordance with the requirements of the securities laws in effect in Canada as of December 31, 2012, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended. These definitions differ from the definitions in the disclosure requirements promulgated by the SEC.

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

UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

Undertaking

The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities in relation to which the obligation to file this annual report on Form 40-F arises; or transactions in said securities.

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

AURIZON MINES LTD.

By:

Date: April 1, 2013	/s/ Ian S. Walton
Ian S. Walton,
Executive Vice President and
Chief Financial Officer

Exhibit Index

1.	Annual Information Form dated April 1, 2013.
2.	Audited Annual Financial Statements for the Company’s Fiscal Year Ended December 31, 2012.
3.	Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Fiscal Year Ended December 31, 2012.
4.	Certifications by the Chief Executive Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
5.	Certifications by the Chief Financial Officer of the Company pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
6.	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
7.	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
8.	Consent of PricewaterhouseCoopers LLP.
9.	Consents Rosco Postle and Associates Inc. – Casa Berardi Gold Mine (2)
10.	Consents of BBA Inc. – Casa Berardi Gold Mine (1) and Heva-Hosco (Joanna) Properties (2)
11.	Consent of SGS Canada Inc. – Hosco-Heva (Joanna) Properties (1)
12.	Consent of Roche Inc. – Hosco-Heva (Joanna) Properties (1)
13.	Consent of Christian Bourcier, P. Eng., Mine Manager, Casa Berardi Mine, Aurizon Mines Ltd. – Casa Berardi Gold Mine
14.	Consent of Sylvain Picard, P. Eng., Principal Mine Geologist, Casa Berardi Mine, Aurizon Mines Ltd. – Casa Berardi Gold Mine
15.	Consent of Ghislain Fournier, Eng., General Manager, Technical Services, Aurizon Mines Ltd. – Hosco-Heva (Joanna) Properties
16.	Consent of Martin Demers, P. Geo, General Manager, Exploration, Aurizon Mines Ltd. – Other Mineral Property Interests
17.	Consent of InnovExplo – Casa Berardi Gold Mine (1)

______________________________________